As confidentially submitted to the Securities and Exchange Commission on June 10, 2025.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☒
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

The Magnum Ice Cream Company B.V.*
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)
Reguliersdwarsstraat 63
1017 BK, Amsterdam
The Netherlands
(Address of principal executive offices)

Vanessa Vilar
Chief Legal Officer
Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
vanessa.vilar@unilever.com
+31 61 158 5067
(Name, Telephone, E-mail and/or Facsimile number and
Address of Company Contact Person)
Copies to: Michael Z. Bienenfeld Igor Rogovoy Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom +44 20 7456 3660
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value of €1.00 per share	MICC	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☐ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer   ☐ Accelerated filer   ☐ Non-accelerated filer   ☒ Emerging growth company   ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☐
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 after the distribution of securities under a plan confirmed by a court.  Yes ☐ No ☐

*
The Magnum Ice Cream Company B.V. is the registrant filing this registration statement with the Securities and Exchange Commission. Shortly prior to Admission (as defined herein), the Company will be converted into a public company with limited liability under the laws of the Netherlands and renamed The Magnum Ice Cream Company N.V. Following the Demerger (as defined here), The Magnum Ice Cream Company N.V. will be the ultimate holding company of the Group (as defined herein). The securities issued to investors in connection with the Demerger will be ordinary shares registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

INTRODUCTION AND USE OF CERTAIN TERMS
As used in this registration statement, references to “the Company” are to The Magnum Ice Cream Company B.V. Shortly prior to Admission (as defined herein), the Company will be converted into a public company with limited liability under the laws of the Netherlands and renamed The Magnum Ice Cream Company N.V. Following the Demerger (as defined herein), The Magnum Ice Cream Company N.V. will be the ultimate holding company of the Group (as defined herein).
References to “euro” and “€” are to the common currency of the European Monetary Union, reference to “Pounds Sterling”, “pence”, “£” or “p” are to the lawful currency of the United Kingdom and references to “USD”, “$”, “US dollar”, or “cents” are to the lawful currency of the United States.
The Company has prepared this registration statement to register the ordinary shares, with a nominal value of €1.00 each, in the capital of the Company (the “Shares”) under the United States Securities Exchange Act of 1934 (the “US Exchange Act”), in connection with the listing and trading of the Shares on the New York Stock Exchange (“NYSE”) as a result of the Demerger (as defined herein).
The Company is furnishing this registration statement solely to provide information to holders of ordinary shares of Unilever (as defined below) (“Unilever Shares”) and holders of American depositary shares of Unilever (“Unilever ADSs”), who will receive the Shares as part of the Demerger. You should not construe this registration statement as an inducement or encouragement to buy, hold or sell any of the Company’s securities or any securities of Unilever. The Company believes that the information contained in this registration statement is accurate as of the date set forth on the cover. Changes to the information contained in this registration statement may occur after that date, and neither the Company nor Unilever undertakes any obligation to update the information except in the normal course of its public disclosure obligations and practices.
In addition, unless otherwise indicated or the context otherwise requires, the following definitions apply throughout this registration statement:
“Admission”
the admission of all of the Shares: (i) to listing and trading on Euronext Amsterdam, a regulated market operated by Euronext Amsterdam N.V.; (ii) to listing on the ESCC category of the Official List of the FCA; and (iii) to trading on the LSE’s Main Market;

“Board”	the board of directors of the Company;
“Combined Carve-Out Financial Statements”	the audited combined carve-out financial information of the Group as of and for the financial years ended 31 December 2024, 31 December 2023 and 31 December 2022, and as of 1 January 2022;
“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations operated by Euroclear UK;
“Demerger”
the demerger of 100 per cent. of Unilever’s interest in the Company and its consolidated subsidiaries, to be effected by way of the interim in specie dividend (the “Demerger Dividend”) to be satisfied by the transfer of the entire issued share capital of Magnum Holdco from Unilever to the Company in consideration for the issuance by the Company of Shares to each holder of Unilever Shares and Unilever ADSs at          2025 (the “Shareholder Record Time”) or          2025 (the “ADS Holder Record Time”) (as applicable) in proportion to their holding;

“Director”	a member of the Board;

“EEA”	the European Economic Area;
“ESCC”	the Equity Shares (Commercial Companies) category of the Official List of the FCA;
“EU Member State” or “Member State”	a member state of the European Union;
“FCA”	the UK Financial Conduct Authority;
“Group”
(i) prior to 1 July 2025 (being the principal date for completion of the Reorganisation), the Ice Cream Business to be separated from the Unilever Group pursuant to the Reorganisation; (ii) from 1 July 2025 and prior to the Demerger, the Magnum Holdco Group; and (iii) following the Demerger and Admission, the Company and its consolidated subsidiaries. References to a “Group Company” mean any one member of the Group, in each case as the context may require;

“GTSA”
the global transitional services agreement to be entered into following the Reorganisation between the Unilever Group and the Group, pursuant to which both corporate groups will provide certain services to the other;

“Ice Cream Business”
the business with respect to:
•
the researching and developing of ice cream products;

•
the franchising of operations related to the marketing, distribution and sale of ice cream products;

•
the marketing, distributing and selling of ice cream products;

•
the ownership, maintenance, sale, distribution, lending and/or leasing of ice cream freezer cabinets; and

•
the manufacturing, procuring, producing, packaging, packing and storage of ice cream products;

“IFRS”	International Financial Reporting Standards;
“LSE”	the London Stock Exchange plc or the market conducted by it, as the context requires;
“Magnum Holdco”	The Magnum Ice Cream Company HoldCo Netherlands B.V.;
“Magnum Holdco Group”
Magnum Holdco, Magnum ICC US HoldCo, LLC and each of their respective subsidiaries from time to time and PT Unilever Indonesia Tbk (in respect of the Ice Cream Business operated by it), and “Magnum Holdco Group Company” means any one of them;

“Main Market”	the LSE’s main market for listed securities;
“Reorganisation”
the legal separation of the Ice Cream Business, which will be achieved through: (i) the incorporation and reorganisation of the Group Companies to form a stand-alone group of companies within the wider Unilever Group; and (ii) the transfer by the Unilever Group of those assets (including intellectual property rights) and liabilities that comprise the Ice Cream Business to the Group (as further described herein);

“SEC”	the US Securities and Exchange Commission;
“Unilever”	Unilever PLC, a public limited company incorporated and

v

registered in England and Wales with registration number 00041424 and its registered office address at Port Sunlight, Wirral, Merseyside CH26 4ZD;
“Unilever Group”	Unilever and its consolidated subsidiaries;
“Unilever ADS Holder”	a holder of Unilever ADSs as at the Record Time;
“Unilever ADS Programme”	the American Depositary Share programme operated by Unilever in respect of certain Unilever Shares from time to time;
“Unilever Shareholder”
a holder of Unilever Shares who is registered on the Unilever register of members at the Record Time, but excluding (i) Unilever itself in respect of Unilever shares held in treasury and (ii) Deutsche Bank Trust Company Americas in its capacity as depositary bank under the Unilever ADS Programme;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;
“United States” or “US”	the United States of America;
“US Internal Revenue Code” or “Code”	the U.S. Internal Revenue Code of 1986; and
“US Securities Act”	the U.S. Securities Act of 1933.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial Information
The financial information contained in this registration statement includes: (i) the audited combined carve-out financial information of the Group as of and for the financial years ended 31 December 2024 (“FY2024”), 31 December 2023 (“FY2023”) and 31 December 2022 (“FY2022”), and as of 1 January 2022 (the “Combined Carve-Out Financial Statements”); and (ii) the unaudited pro forma financial information as of and for the financial year ended 31 December 2024 illustrating the estimated effects of the Demerger on the Group (the “Unaudited Pro Forma Financial Statements”).
The unaudited pro forma condensed consolidated statements of operations of the Group for FY2024 reflect the Group’s results of operations as if the Demerger had occurred on 1 January 2024. The unaudited pro forma consolidated balance sheet of the Group as of 31 December 2024 assumes that the Demerger had occurred on 31 December 2024.
The Combined Carve-Out Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board (“IASB”).
The Combined Carve-Out Financial Statements have been audited by KPMG LLP (“KPMG”), an independent registered public audit firm whose registered address is at 15 Canada Square, Canary Wharf, E14 5GL London, United Kingdom.
Basis of Preparation
The Combined Carve-Out Financial Statements have been prepared on a combined carveout basis from Unilever’s consolidated financial statements on a going concern basis and under the historical cost convention, for FY2024, FY2023 and FY2022. Unilever’s consolidated financial statements were prepared in accordance with IFRS as adopted by the United Kingdom and as issued by the IASB.
Historically, the Group’s business was conducted through separate legal entities within the holding structure of Unilever. The Group did not exist as a single reporting group and no (statutory) consolidated financial statements were prepared previously.
The Combined Carve-Out Financial Statements do not necessarily reflect the Group’s financial position, results of operations or cash flows had it been a separate entity, or the future results of the Group as it will exist upon completion of the Demerger, given it was not an independently operating business during the periods covered by the Combined Carve-Out Financial Statements.
Non-IFRS Measures
Certain discussions and analyses set out in this registration statement include measures that are not defined under IFRS. Management believes this information, along with comparable IFRS financial measurements, is useful to investors because it provides a basis for measuring the Group’s operating performance. The Group’s management uses these financial measures, along with the most directly comparable IFRS financial measures, in evaluating the Group’s operating performance and value creation. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. Wherever appropriate and practical, reconciliations to comparable IFRS financial measures are provided. For the explanation and a reconciliation of the closest measures prepared in accordance with IFRS to the applicable non-IFRS financial measures, see in “Item 5. Operating and Financial Review — 5.A. Operating Results — Description of Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review — 5.A. Operating Results — Reconciliation of Non-IFRS Financial Measures”.
Rounding and Negative Amounts
Certain figures in this registration statement, including financial data, have been rounded. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures which precede them.

In preparing the financial information included in this registration statement, most numerical figures are presented in millions of euro. For the convenience of the reader of this registration statement, certain numerical figures in this registration statement are rounded to the nearest million. Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures which precede them.
The percentages (as a percentage of revenue and period-on-period percentage changes) presented in the textual financial disclosure in this registration statement are derived directly from the financial information included elsewhere in this registration statement. Such percentages may be computed on the numerical figures expressed in millions of euro. Therefore, such percentages are not calculated on the basis of the financial information in the textual disclosure that has been subjected to rounding adjustments in this registration statement.
In tables, negative amounts are shown in parentheses. Otherwise, negative amounts are shown by “-“ or “negative” before the amount.
Controls over the Preparation of the Combined Carve-Out Financial Statements
The Unilever Group has established internal controls over financial reporting to prevent or detect material misstatements in the context of the Unilever Group’s consolidated financial statements. Given the demerger of the Ice Cream Business, additional controls were implemented in anticipation of the preparation of the Combined Carve-Out Financial Statements and the much lower materiality threshold applicable to the Ice Cream Business. A material weakness was identified because a small number of control activities were not precise enough to prevent or detect all material misstatements. As a result, two material misstatements were not detected during the preparation of the Combined Carve-Out Financial Statements, though these misstatements have since been rectified.
The control weaknesses related specifically to the process to prepare the Combined Carve-Out Financial Statements. On 1 July 2025, the Ice Cream Business will be largely internally separated into dedicated legal entities such that the financial statements will be consolidated from those entities instead of carved-out from comingled Unilever legal entities, and those controls will no longer be relevant or required. The Group is in the process of designing and implementing appropriate internal controls and processes to ensure compliance with the financial reporting and disclosure requirements applicable in each of the jurisdictions in which it will be listed. Accordingly, it is not expected this material weakness will continue once the appropriate internal controls and processes have been implemented as noted above. For the avoidance of doubt, these findings were specific to the carve-out process and to the lower materiality pertaining to the Ice Cream Business, and did not represent a weakness in the Unilever Group control framework.
Unilever’s Interest in the Company
As of 6 June 2025 (the “Latest Practicable Date”), the Unilever Group’s 100 per cent. interest in the Company is held by Unilever International Holdings B.V., a wholly-owned subsidiary of Unilever PLC, representing 100 per cent. of the voting rights in the Company.
Immediately following Admission, it is anticipated that Unilever will hold a          per cent. interest in the Company.
No Incorporation of Website Information
The contents of any website mentioned in this registration statement or any website, directly or indirectly, linked to these websites have not been verified and do not form part of this registration statement, and information contained therein should not be relied upon.
Market and Industry Data
This registration statement includes estimates regarding market and industry data. Unless the source is otherwise stated, information concerning the ice cream industry and the geographic markets in which the Group operates, including its general expectations, market position and market opportunity, are based on the Group’s estimates and analyses, using underlying data from independent third parties. Such data includes market research, consultant surveys, publicly available information and industry publications and surveys, as well as the Group’s own proprietary data. Estimates based on this data involve risks and uncertainties and are subject to change based on various factors. This registration statement includes information and estimates that are derived from the following third-party sources:
•
BartChart, ICE NY Cocoa futures, January 2025;

•
Euromonitor, Fridge Freezer volumes, 2010 – 2024, February 2025;

•
Euromonitor, Fridge Freezer penetration, 2018 – 2024, February 2025;

•
Euromonitor, Ice Cream, Retail and Foodservice per country data, 2010 – 2024, February 2025;

•
Euromonitor, Ice Cream Retail by Channel per country data, 2010 – 2024, February 2025;

•
Euromonitor, Ice Cream, Retail — E-commerce per country data, 2010 – 2024, February 2025;

•
EvaluatePharma, GLP-1 forecast, Q3 2024;

•
Flywheel Edge, Ice Cream GMV per country, 2018 – 2029, October 2024;

•
GlobalData, Ice Cream, Foodservice — Product by Channel, 2013 – 2024, January 2025;

•
GlobalData, Ice Cream, Retail — Segment Insights, 2013-2024, extracted January 2025;

•
International Monetary Fund, World Economic Outlook Database, GDP 2010 – 2029, Population 2010-2029, October 2024;

•
International Monetary Fund, World Economic Outlook Database, Population 2010 – 2029, October 2024; and

•
The No-Hunger Games: How GLP-1 Medication Adoption is Changing Consumer Food Purchases, 27 December 2024.

Statements based on the Group’s own estimates, insights, opinions or proprietary information contain words such as “believe”, “expect” and “see” and as such do not purport to cite, refer to or summarise any independent third-party source, and should not be so read.
In some cases, statements relating to the value of the Group’s markets, market size or market position have been made on the basis of retail sales to consumers in relevant geographical markets in 2024, as reported by:
•
Euromonitor Snacks 2025 edition, Retail Value Sales at retail selling prices;

•
NIQ FY24 Data at retail selling prices; and

•
Circana CY’24 Sales.

Where information is cited directly to a specific third-party source, this indicates that the information has been replicated in this document without adjustment by the Company. Where information is cited to Company analysis based on a specific third-party source, this indicates that the Company has applied some level of analysis to the relevant source in order to substantiate the relevant statement. For example, when relying upon data provided by Euromonitor’s 2024 RSP Sales at retail selling prices, the Group has adjusted the data to reflect the true economic ownership of manufacturing in each market where a competing brand has split ownership globally between multiple economic owners. The Group believes this provides a more accurate picture of its position in a given market. Similarly, where data is based on manufacturing selling prices, the Group has converted this data to retail selling prices, which is the basis on which it normally analyses its geographic markets.
The Group confirms that all third-party data contained in this registration statement has been accurately reproduced and, as far as the Group is aware and able to ascertain from the information published by that third party, no facts have been omitted that would render the reproduced information provided inaccurate or misleading. Where third-party data has been used in this registration statement, the source of such information has been identified. Industry publications and market studies generally state that their information is obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed and that the projections that they contain are based on a number of significant assumptions. The

Group believes that such industry statistics and market data are true, but it has not independently verified the information or any of the underlying assumptions.
Data regarding the various markets and geographies in which the Group competes and its market position and market share within these markets and geographies are inherently imprecise and are subject to significant business, economic and competitive uncertainties, but the Group believes they generally indicate its size, position and market share. In addition, assumptions and estimates of the Group’s and the Group’s markets’ and geographies’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause the Group’s future performance to differ materially from its assumptions and estimates.

x

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This registration statement may contain forward-looking statements, including forward-looking statements concerning the financial condition, results of operations and businesses of the Group. All statements other than statements of historical fact are, or may deemed to be, forward-looking statements. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “looks”, “believes”, “vision”, “ambition”, “target”, “goal”, “plan”, “potential”, “work towards”, “may”, “milestone”, “objectives”, “outlook”, “probably”, “project”, “risk”, “seek”, “continue”, “projected”, “estimate”, “achieve” or the negative of these terms, and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Group’s emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.
Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from those expressed in the forward-looking statements included in this document include, among others:
•
the Group’s global brands not meeting consumer preferences;

•
the Group’s ability to innovate and remain competitive;

•
the Group’s investment choices in its portfolio management;

•
the effect of climate change on the Group’s business;

•
significant changes or deterioration in customer relationships;

•
the recruitment and retention of talented employees;

•
disruptions in the Group’s supply chain and distribution;

•
risks relating to the GTSA and the Group’s reliance on the Unilever Group;

•
increases or volatility in the cost of raw materials and commodities;

•
the Group’s ability to maintain secure and reliable IT infrastructure;

•
economic, social and political risks and natural disasters;

•
financial risks; and

•
managing regulatory, tax and legal matters.

The forward-looking statements are based on the Group’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to the Group. Forward-looking statements are not predictions of future events. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to the Group. If a change occurs, the Group’s business, financial condition, liquidity and results of operations may vary materially from those expressed in its forward-looking statements.
The forward-looking statements speak only as of the date of this registration statement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for the Group to predict those events or how they may affect it. In addition, the Group cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risk factors relating to the Group’s business, industry and the Demerger that are set out in “Item 3. Key Information — 3.D. Risk Factors”.

REORGANISATION AND DEMERGER
Introduction
On 19 March 2024, Unilever announced its intention to separate its ice cream business in certain jurisdictions into an independent group. On 13 February 2025, Unilever announced that such separation would take place by way of the Demerger, and that the Company would seek listings on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange.
Reorganisation
Establishment of the Group
In preparation for the Demerger, the Ice Cream Business will be legally separated from the other parts of the Unilever Group. The steps that will be taken to achieve this legal separation are described in this section.
The legal separation of the Ice Cream Business will be achieved through: (i) the incorporation and reorganisation of the Group Companies to form a stand-alone group of companies within the wider Unilever Group; and (ii) the transfer by the Unilever Group of those legal entities, assets (including intellectual property rights) and liabilities that comprise the Ice Cream Business to the Group (as further described below) (the “Reorganisation”). On 1 July 2025 (being the principal date for completion of the Reorganisation), members of the Unilever Group and the Group will enter into a number of transitional arrangements pursuant to which both corporate groups will provide certain services to the other, including operating model agreements (the “Local OMAs”) and the Global Transitional Services Agreement (the “GTSA”). In certain jurisdictions, it has been necessary for the relevant local separation to be deferred after 1 July 2025 (as further described below).
The Company will become the holding company of the Group on completion of the Demerger.
The structure chart below shows the simplified structure of the Group expected at Admission:

Notes:
(1)
The Company was incorporated as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands. Shortly prior to Admission, the Company will be converted into a public company with limited liability (naamloze vennootschap) under the laws of the Netherlands and renamed The Magnum Ice Cream Company N.V.
(2)
All lines denote 100 per cent. ownership.

(3)
Jurisdiction of incorporation has been indicated following company names.

(4)
Simplified structure chart: some holding companies have been omitted.

Overview
The businesses that comprise the Ice Cream Business are currently owned by other entities within the Unilever Group. The purpose of the Reorganisation is to legally separate the Ice Cream Business from other parts of the Unilever Group (subject to the GTSA and Local OMAs), so that the Group owns the legal entities, assets (including intellectual property rights) and liabilities that comprise the Ice Cream Business. In each relevant jurisdiction, the Reorganisation will be implemented on or prior to 1 July 2025, save in respect of certain jurisdictions in which the Reorganisation will be implemented subsequent to such date (as further described below).
The Reorganisation is being undertaken in three principal ways:
•
in territories where the Ice Cream Business is conducted by one or more members of the Unilever Group (such members, “Unilever Group Companies”) that conduct substantial business other than the Ice Cream Business (such as the manufacture, distribution and sale of products other than ice cream products in that territory (the “Asset Sale Territories”)), such Unilever Group Companies will transfer those assets that exclusively relate to the Ice Cream Business as well as related liabilities in the relevant Asset Sale Territory to a Group Company. Transfers of the relevant assets in the Asset Sale Territories will be completed by way of either a statutory transfer mechanism (such as a demerger or scheme of arrangement) governed by the law of the relevant jurisdiction or a contractual transfer. Completion of the asset transfers will take place on or before 1 July 2025, save for: (i) any assets for which the formalities of transfer meant that such transfer can only complete after 1 July 2025; (ii) certain Asset Sale Territories in which all or part of the transfer of the relevant assets will be completed after 1 July 2025 and the Demerger; and (iii) the deferred jurisdictions, details of which are described below;

•
in territories where the Ice Cream Business is conducted by a Unilever Group Company that conducts no, or only limited, business other than the Ice Cream Business in that territory (the “Share Sale Territories”), the relevant Unilever Group Company will transfer the share capital held by it in that legal entity to a Group Company either directly pursuant to a contractual transfer or via a series of distributions and transfers between certain Unilever Group Companies and Group Companies. Where the relevant legal entity carries on business other than Ice Cream Business, the assets and liabilities relating to that other business will be transferred to another Unilever Group Company before the legal entity is transferred to a Group Company. Completion of the transfers of the share capital held by the relevant Unilever Group Companies will take place on or before 1 July 2025, save for certain Share Sale Territories in which the transfer of the relevant share capital will be completed between 1 July 2025 and the Demerger; and

•
in territories where the Ice Cream Business is conducted by more than one Unilever Group Company, with some companies in the territory being largely dedicated exclusively to the Ice Cream Business and other companies conducting Ice Cream Business as well as a substantial amount of non-Ice Cream Business (“Mixed Sale Territories”), the legal entities that conduct substantial business other than Ice Cream Business will be treated in the way described above for legal entities in Asset Sale Territories, and legal entities that are in large part dedicated exclusively to the Ice Cream Business will be treated in the way described above for legal entities in Share Sale Territories. Completion of the transfers in the Mixed Sale Territories will take place on or before 1 July 2025, save for certain Mixed Sale Territories in which all or part of the relevant transfer will be completed between 1 July 2025 and the Demerger.

The consideration payable by the relevant Group Companies to the relevant Unilever Group Companies arising from the Reorganisation transfers described above is generally being calculated on the basis of a third-party valuation exercise, save for certain territories in which the consideration is being calculated on a different basis (such as the net book value of the relevant assets and liabilities) for local law reasons, including in transfers that involve the use of a statutory transfer mechanism (such as a demerger). Except where prohibited by applicable law, where cash consideration is payable by a Group Company to a Unilever Group Company, such consideration will be initially left outstanding on intercompany account, but on completion of the Demerger will be consolidated and (in part) settled from the proceeds of the third-party financing described in “Item 5. Operating and Financial Review and Prospects — 5.B. Liquidity and Capital Resources” and (in part) capitalised.
Deferred Jurisdictions
In certain jurisdictions, it will be necessary for the completion of the relevant local separation in respect of all or part of the assets and/or liabilities relating to the Ice Cream Business in that jurisdiction to occur after completion of the Demerger (“Deferred Jurisdictions”), including:
Indonesia
In Indonesia, the transfer by the relevant Unilever Group Company (PT Unilever Indonesia Tbk, a company listed on the Indonesian Stock Exchange) of those assets that relate exclusively to the Ice Cream Business as well as related liabilities will take place by means of a transfer of assets and liabilities in the way described above for legal entities in Asset Sale Territories. The relevant assets and liabilities will be transferred from PT Unilever Indonesia Tbk to a Group Company (PT The Magnum Ice Cream Indonesia) one business day following completion of the Demerger (or such other date as may be agreed) pursuant to a business transfer agreement dated 22 November 2024 (the “Indonesia Transfer”).
At the date of signing the business transfer agreement, PT Unilever Indonesia Tbk and PT The Magnum Ice Cream Indonesia were both Unilever Group Companies and affiliated parties under Indonesian law. Accordingly, PT Unilever Indonesia Tbk obtained shareholder approval, including minority shareholder approval, for the Indonesia Transfer at shareholder meetings held on 14 January 2025. When the relevant assets and liabilities are transferred, PT Unilever Indonesia Tbk and PT The Magnum Ice Cream Indonesia will no longer be affiliated parties. Relevant arrangements in relation to the employees wholly or mainly assigned to the Ice Cream Business in Indonesia will be entered into between PT Unilever Indonesia Tbk and the workers trade union prior to the Demerger. Certain transitional intellectual property licensing arrangements will be put in place between the Unilever Group and the Group on 1 July 2025 and will apply until the completion of the Indonesia Transfer (described in more detail in “— Intellectual Property Agreements — Transitional intellectual property arrangements” below).
The consideration payable by the Group in respect of the Indonesia Transfer will be funded from the proceeds of the Term Loan Facilities Agreement, described in “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Capital Resources and Indebtedness — Term loan facilities”.
Unilever’s Ice Cream Business in Indonesia has been included in the Combined Carve-Out Financial Statements presented in “Item 18. Financial Statements”.
India
In India, the relevant Unilever Group Company (Hindustan Unilever Limited, a company listed on BSE Limited (“Bombay Stock Exchange”) and the National Stock Exchange of India) is undertaking a demerger of the business, undertakings, activities, operations and properties that relate to its ice cream business in India as a going concern into a stand-alone entity, Kwality Wall’s (India) Limited (“Kwality Wall’s India”), which is expected to be listed on the Bombay Stock Exchange and the National Stock Exchange of India (the “India Demerger”). As of the date of this registration statement and subject to receipt of the requisite approvals in India from statutory and regulatory authorities, the India Demerger is expected to become effective by January 2026 and Kwality Wall’s India is expected to start trading on the Bombay Stock Exchange and National Stock Exchange of India by May 2026.
Upon completion of the India Demerger, certain legal entities within the Unilever Group will be issued one equity share in Kwality Wall’s India for every equity share held in Hindustan Unilever Limited on a record date to be fixed by the Boards of Hindustan Unilever Limited and Kwality Wall’s India in accordance with the terms of the demerger scheme, which would result in approximately 61.9 per cent. of the issued equity shares in Kwality Wall’s India being owned by entities within the Unilever Group. These entities within the Unilever

Group have entered into an agreement with entities within the Group to sell all of the Kwality Wall’s India shares received by such Unilever Group entities pursuant to the India Demerger to The Magnum Ice Cream Company HoldCo 1 Netherlands B.V. and The Magnum Ice Cream Company HoldCo 2 Netherlands B.V. (the “Kwality Wall’s Purchase Agreement”). Completion of the sale of the shares in Kwality Wall’s India pursuant to the Kwality Wall’s Purchase Agreement is subject to certain conditions precedent.
In accordance with Indian law, before The Magnum Ice Cream Company HoldCo 1 Netherlands B.V. and The Magnum Ice Cream Company HoldCo 2 Netherlands B.V. can complete their acquisition of the Unilever Group’s shares in Kwality Wall’s India, those Group entities must launch a tender offer in India to the minority shareholders of Kwality Wall’s India (the “India Tender Offer”). In accordance with applicable law and the terms of the India Tender Offer, those Group entities will be required to offer to acquire the shares in Kwality Wall’s India held by its minority shareholders, up to a maximum of 26 per cent. of Kwality Wall’s India’s issued share capital, and at a price which is the higher of the fair value of Kwality Wall’s India and the price to be paid to the Unilever Group under the Kwality Wall’s Purchase Agreement.
The consideration payable by the Group pursuant to the Kwality Walls Purchase Agreement and the India Tender Offer will be funded from the proceeds of the Term Loan Facilities Agreement, described in “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Capital Resources and Indebtedness — Term loan facilities”.
The Company can provide no assurances that the transactions contemplated by the India Demerger and the Kwality Wall’s Purchase Agreement will complete or as to the timing of their completion, as such transactions are subject to certain conditions (including the approvals referred to above). Accordingly, Unilever’s ice cream business in India has not been included in Combined Carve-Out Financial Statements presented in “Item 18. Financial Statements”.
Retirement Benefit Arrangements
The Reorganisation will deal with retirement benefit arrangements (being arrangements providing retirement, death, other leaving benefits post-retirement medical or life assurance benefits for or in respect of Group employees, other than to comply with law, regulation or otherwise mandatory) (“RBAs”) in the following ways:
•
Where RBAs are currently provided by a Unilever Group arrangement, the relevant Group Company will establish a replacement arrangement for the Group employees. Benefits under the replacement arrangement when considered with other elements of the remuneration package will be the same as or broadly equivalent in value when considered with the remuneration package provided by the Unilever Group.

•
In some cases, liabilities accrued in respect of Group employees under a Unilever Group RBA will be transferred (alongside the relevant employees) to a replacement Group RBA. Typically this will occur due to operation of law or due to mandatory requirements and on other occasions as an effective and reasonable way to transfer employee accrued rights. Where an RBA is separately funded, an asset transfer of a proportion of the relevant liability will take place.

•
In a small number of cases, a Unilever Group Company which will be transferred to the Group pursuant to the Reorganisation operates an RBA which wholly relates to the post-Reorganisation Group. In these cases, the relevant RBA will be left in place and transferred along with the relevant legal entity.

Otherwise, liability for benefits built up before formal transfer for employment to the relevant Group Company will remain with the relevant Unilever Group RBA. This includes for Group employees, former employees and retirees.
TSAs and Interim Operating Models
For the period immediately following the Reorganisation, the Group and the Unilever Group will enter into certain transitional arrangements (including the GTSA) and “interim operating model” arrangements (being the Local OMAs which apply in different markets). Local transitional services falling outside the scope of the Local OMAs and the GTSA are provided under separate, additional local transitional services agreements (“Local TSAs”), but are, in all cases, also listed in the GTSA for ease of reference. These arrangements will be entered into in order to ensure that the Group can continue to operate its business while it develops the capacity to operate independently of the Unilever Group. For further information on the GTSA, please refer to “Item 10. Additional Information — 10.C. Material Contracts”.
Under the terms of the GTSA and the Local OMAs, the Group will be required to exit such arrangements as soon as practicable, pursuant to applicable early termination rights. There is no automatic right to extend the duration of services; extensions may be granted at the sole discretion of Unilever. The GTSA will automatically terminate when the last service provided in accordance with the agreement is terminated, and the Local OMAs have a fixed-term which in all cases will not exceed 30 months.
The Local OMAs include undisclosed agency agreements, strategic management agreements, product sale agreements, strategic consultancy agreements and Local TSAs. The principal provisions of each respective type of Local OMA are set out below. However, the specific provisions of each agreement may vary slightly from jurisdiction to jurisdiction.
Undisclosed agency agreements
Under each undisclosed agency agreement, the relevant local Unilever Group Company will be appointed as an undisclosed agent of the relevant local Group Company and given authority to sell finished ice cream products to customers and distributors as an agent of the Group.
Pursuant to the undisclosed agency agreements, the relevant local Unilever Group Company will retain contracts with customers for sales of ice cream products but makes such sales under the instruction and on behalf of the relevant local Group Company. The relevant local Unilever Group Company will continue to own the legal title to the goods which are sold to customers, until it transfers title to the relevant local Group Company immediately before sale under a separate product sale agreement.
The relevant Unilever Group Company will continue to collect all revenue relating to the Ice Cream Business (on behalf of, and for the repatriation to, the Group) under this model. The local Unilever Group Company will provide the proceeds of sale to the relevant local Group Company after deducting a commission for undisclosed agency services. The agreement also provides for the performance of local activities by Unilever Group Company(ies) that are ancillary to the sale of goods (e.g. customer services, marketing, etc).
Strategic management agreements
Under each strategic management agreement, the relevant Group Company will provide strategic management and oversight to the relevant Unilever Group Company in relation to the operation of the Ice Cream Business and the relevant Unilever Group Company will be authorised by the relevant Group Company to sell ice cream products to customers on behalf of the relevant local Group Company. Strategic management agreements will be put in place at a global level (i.e. between a local Unilever Group Company and a holding company in the Group), as well as at a local level (i.e. between a local Unilever Group Company and the respective local Group Company). The Unilever Group will continue to recognise all revenue relating to the Ice Cream Business under this model.
Under each strategic management agreement, the relevant local Unilever Group Company(ies) will retain contracts with customers for sales of ice cream products, but will make such sales under the instruction and on behalf of the relevant Group Company. The relevant Unilever Group Company will hold the legal title in the goods being sold. The relevant Unilever Group Company will pay a strategic management fee for such strategic management to the Group. At the same time, Unilever will retain an agreed award as compensation for performing activities for the benefit of the Group Company that are ancillary to the sale of goods (e.g. account management, stock availability).
The strategic management agreement will also provide for the provision of additional local services that are ancillary to the sale of goods (e.g. account management, stock availability, etc.) to and from both parties.
Strategic consultancy agreements
Under each strategic consultancy agreement, the Group will provide strategic governance oversight to Unilever procurement entities in exchange for the payment of a strategic consultancy fee. Two strategic consultancy agreements will be put in place between: (i) Magnum ICC Europe BV and Unilever Europe B.V. (for Europe); and (ii) Magnum ICC US, LLC and Unilever North America Supply Chain Company (for Americas).
Under the strategic consultancy agreements, Unilever will retain contracts with third-party manufacturers, but performance of such contracts will occur under the strategic oversight of the Group. All invoices to third-party manufacturers will be issued in the relevant Unilever Group Company’s name.
Local TSAs
Group Companies and Unilever Group Companies will enter into Local TSAs in a number of jurisdictions where services are required that are not ancillary to the sale of goods (e.g. payroll). The scope of the services provided thereunder are limited to those that relate to people and property.
In some cases, the Group may be required to provide transitional services (typically relating to logistics and trade sales support) to the Unilever Group under a reverse local transitional services agreement.
Manufacturing agreements
Pursuant to the applicable Local OMAs, certain Group Companies and Unilever Group Companies will enter into manufacturing agreements in order to enable the continued manufacturing of ice cream products.
The principal provisions of each type of manufacturing agreement are set out below. However, the specific provisions of each agreement may vary from jurisdiction to jurisdiction.
Toll manufacturing agreement (for the manufacturing of ice cream products by the Group for sale by Unilever Group Companies to end customers)
Certain Group Companies and Unilever Group Companies will enter into toll manufacturing agreements, under which the relevant local Unilever Group Company procures and holds the legal title to raw and pack materials with which each local Group Company produces finished ice cream products to be sold by Unilever Group Companies on its behalf on a toll-manufacturing basis. These agreements will apply in jurisdictions in which the Group owns the factory that manufactures the ice cream products but the Group does not yet have the necessary infrastructure to own title in the ice cream products. This applies to 24 out of the 30 manufacturing facilities dedicated to the Ice Cream Business, and the sales of ice cream that is manufactured under these arrangements account for approximately 70 per cent. of the total revenue of the Ice Cream Business. Unilever Group Companies procure the raw and pack materials for the Group as a service under the GTSA.
In return for producing finished ice cream products, relevant Unilever Group Companies will pay the Group an “operating and equipment” fee, being a fee in respect of labour and assets required for the production (with any conversion costs still being incurred by the Unilever Group Company).
Toll manufacturing agreements will be executed on 1 July 2025 and will last for a maximum period of 30 months (the “Transitional Period”).
A master toll manufacturing agreement will be put in place between the Unilever Group and the Group that sets out the terms and conditions on which such manufacturing is to be carried out across all relevant jurisdictions. These global terms and conditions are incorporated into local implementation agreements for each factory which the relevant local Unilever Group Companies and Group Companies will enter into in relation to the supply of ice cream products. These implementation agreements will also contain the commercial details relating to the ice cream products being manufactured at each factory. Unilever Group Companies will then sell the ice cream products manufactured by Group Companies to end customers on behalf of the Group pursuant to the applicable Local OMAs.
Co-packing agreements
Pursuant to the Local OMAs, members of the Group and the Unilever Group will enter into a co-packing agreement in Mexico for the manufacture of ice cream products. This agreement is required because a Unilever

Group Company will retain ownership of the factory that manufactures ice cream products until manufacturing separation is complete.
Under the terms of the co-packing agreement, a Unilever Group Company will manufacture ice cream products for a local Group Company. Unilever will retain legal title in the raw and pack materials required for manufacturing and the finished goods. Unilever will then sell the ice cream products on to end customers on behalf of the Group in accordance with the applicable Local OMA.
The co-packing agreement terminates automatically after two years subject to the termination rights of the parties.
Site sharing agreement
For a period of time immediately following Reorganisation, Unilever Group Companies and Group Companies will continue to share some manufacturing facilities and research, design and innovation (“RD&I”) sites. For such sites, the relevant Unilever Group Companies and Group Companies will enter into a site sharing agreement, which governs the provision and receipt of certain site related services (e.g. utilities) in exchange for a fee.
Material post-transitional period agreements
Following the end of the Transitional Period in a territory, the Company anticipates that the Group will possess the systems required to enable it to own title in the ice cream products and operate independently of the Unilever Group. For this reason, the GTSA, Local OMAs, manufacturing agreements, and other ancillary agreements will thereafter no longer be required by the Group.
Once the Ice Cream Business has its own capabilities and can operate on a fully stand-alone basis, the Ice Cream Business will operate in accordance with the “final operating models”. Intercompany arrangements will be put in place within the Group to implement and operate in accordance with the final operating models.
To the extent Unilever requires access to the services it provided during the Transitional Period to the Ice Cream Business, reverse agreements will need to be put in place.
Intellectual Property Agreements
The intellectual property (“IP”) rights used in the Ice Cream Business are currently (prior to the Reorganisation) owned by entities within the Unilever Group. As part of the Reorganisation, the following IP rights will be assigned to the Group:
•
over 9,000 registered trademarks and trademark applications for over 200 brands, which include all brands owned by the Unilever Group that exclusively or predominantly related to the Ice Cream Business;

•
over 1,500 domain names related to these brands;

•
over 900 registered designs and design applications, which include all registered designs owned by the Unilever Group that exclusively or predominantly related to the Ice Cream Business;

•
approximately 160 patent families comprising approximately 1,000 patents and patent applications, which include all patent families owned by the Unilever Group that exclusively or predominantly related to the Ice Cream Business; and

•
unregistered brand- and technology-related IP rights that exclusively related to the Ice Cream Business.

As part of the Reorganisation, the Unilever Group will also grant the Group a number of licences to use certain retained Unilever IP rights in relation to the Ice Cream Business, and the Group will grant the Unilever Group a number of licences-back to use certain transferred IP rights in relation to Unilever’s retained businesses. These licence agreements include the licences described in further detail below.
Brand IP licence agreement
Under the brand IP licence agreement, the Unilever Group will grant the Group a non-exclusive, transitional licence to use the Unilever name and logo in relation to the Ice Cream Business. The Unilever Group has also granted the Group a non-exclusive, perpetual licence to use any unregistered brand-related IP rights owned by the Unilever Group and used in relation to the Ice Cream Business prior to the Reorganisation.
Carte D’Or brand IP licence-back agreement
Under the Carte D’Or brand IP licence-back agreement, the Group will grant the Unilever Group an exclusive and perpetual licence to use the Carte D’Or brand solely in the form “Carte D’Or Professional” in connection with food products commercialised by the Unilever Group’s food solutions business. The Group will retain ownership of the Carte D’Or brand and associated subranges. The Group believes the agreement protects brand integrity, secures fair commercial value, and preserves the Group’s rights to operate across relevant product categories and channels.
Liquid IV brand IP licence-back agreement (Firecracker and Popsicle)
Under the Liquid IV brand IP licence agreement, the Group will grant the Unilever Group a licence-back to use the Firecracker and Popsicle brands in connection with Unilever’s Liquid IV powdered electrolyte drink product.
Technology IP cross-licence agreement
Under the technology IP cross-licence agreement, the Unilever Group will grant the Group a non-exclusive, perpetual, royalty-free licence to use any registered and unregistered technology-related IP owned by the Unilever Group and used in relation to the Ice Cream Business prior to 1 July 2025, in relation to the Ice Cream Business. Under the same agreement, the Group will grant the Unilever Group a non-exclusive, perpetual, royalty-free licence to use any transferred technology-related IP which, prior to the Reorganisation, was used in Unilever’s retained business, in relation to Unilever’s retained business.
Transitional intellectual property arrangements
In a small number of jurisdictions, transitional IP licensing arrangements will be put in place between the Unilever Group and the Group. Under these arrangements, the Group will grant the Unilever Group a licence-back to transferred IP rights in the relevant jurisdictions, to enable the Unilever Group to continue to grant intragroup licences to the relevant Unilever Group Company to conduct the Ice Cream Business in the relevant jurisdiction until (if applicable) the transfer of such Ice Cream Business to the Group.
The Demerger
Overview
The Demerger is proposed to be effected by the Group and the Unilever Group taking a number of steps in accordance with the terms of the Demerger Agreement (as defined under “Item 10. Additional Information — 10.C. Material Contracts — Demerger Agreement”) following the publication of this registration statement and shortly prior to Admission.
The Demerger will be executed via an interim in specie dividend declared by the Unilever Board (the “Demerger Dividend”). The Demerger Dividend will be satisfied by the transfer of the Group by Unilever to the Company shortly prior to Admission. In consideration for this transfer, the Company will then allot and issue the relevant Shares to each Unilever Shareholder recorded on the Unilever share register at the Shareholder Record Time and each Unilever ADS Holder holding a Unilever ADS at the ADS Holder Record Time in the ratio of          Shares for each          Unilever Share or Unilever ADS then held.
Under the Demerger Agreement (once executed), completion of the Demerger will be conditional on, among other things, the approval of the Demerger Dividend not having been revoked and the receipt of certain regulatory approvals in relation to Admission and the approval of the admission of the Shares to listing and trading on the NYSE.
Although Unilever currently intends to carry out the Demerger, Unilever is entitled to decide not to proceed with the Demerger at any time prior to the Demerger effective time if it determines that it would not be in the interests of Unilever Shareholders as a whole.

If the Demerger proceeds, each Unilever Shareholder and Unilever ADS Holder will receive          Shares for each          Unilever Share or Unilever ADS that they hold at the Shareholder Record Time or the ADS Holder Record Time (as applicable). Unilever Shareholders will continue to own their existing Unilever Shares and/or Unilever ADSs (as applicable).
Immediately following Admission, it is expected that not less than 10 per cent. of the Company’s issued ordinary share capital will be held in public hands (within the meaning of UK Listing Rule 5.5).
For further information on the Demerger Agreement please see “Item 10. Additional Information — 10.C. Material Contracts — Demerger Agreement”.
Unilever Retained Stake
Shortly after completion of the Demerger, a series of corporate reorganisation steps (including the allotment and issuance of Shares by the Company) will be undertaken which will result in Unilever Group Companies holding          Shares.
As of the Latest Practicable Date, the number of Shares to be held by Unilever Group Companies at Admission is expected to represent up to          per cent. of the total issued share capital of the Company (the “Unilever Retained Stake”). Unilever intends to sell the Unilever Retained Stake in the market over a period of time. In accordance with applicable US federal tax laws and regulations, Unilever will exercise any votes attaching to the Unilever Retained Stake in proportion to the votes cast by the Company’s other Shareholders. The Unilever Retained Stake is subject to customary lock-up restrictions contained in the Demerger Agreement, which are further described in “Item 10. Additional Information — 10.C. Material Contracts — Demerger Agreement”.
The structure chart below shows the expected simplified holding structure of the Group at Admission[, including the Unilever Retained Stake]:

Notes:
(1)
All lines denote 100 per cent. ownership unless otherwise indicated.

(2)
Jurisdiction of incorporation has been indicated following company names.

(3)
Simplified structure chart: some holding companies have been omitted.

(4)
“Shareholders” in this chart denotes both Unilever Shareholders and Unilever ADS Holders.

Part I
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
1.A.   DIRECTORS AND SENIOR MANAGEMENT
For information regarding the Company’s directors and senior management, see “Item 6. Directors, Senior Management and Employees — 6.A. Directors and Senior Management”.
1.B.   ADVISERS
The Company’s US, English and Dutch legal counsel is Linklaters LLP, One Silk Street, London EC2Y 8HQ, United Kingdom.
1.C.   AUDITORS
The Company’s auditor is KPMG whose registered office is at 15 Canada Square, Canary Wharf, E14 5GL London, United Kingdom. KPMG is an independent registered public accounting firm, registered with the Public Company Accounting Oversight Board in the United States. See “Item 10. Additional Information — 10.G. Statements by Experts”.
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
Not appliable.
ITEM 3.   KEY INFORMATION
3.A.   [Reserved]
3.B.   CAPITALISATION AND INDEBTEDNESS
The following table sets forth the Group’s capitalisation as of 31 December 2024, on a historical basis and on a pro forma basis to give effect to the Demerger and the Reorganisation related to the Demerger, as if they occurred on 31 December 2024. An explanation of the pro forma adjustments made to the Group’s combined carve-out balance sheet as of 31 December 2024 are discussed in “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Unaudited Pro Forma Financial Information”.
The pro forma adjustments are based on the best information available as of the date of this registration statement and assumptions that management believes are reasonable given the information available as of the date of this registration statement. You should review the following table in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Combined Carve-Out Financial Statements and the accompanying notes thereto, and the Group’s unaudited pro forma combined financial statements (“Unaudited Pro Forma Financial Statements”) included in “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Unaudited Pro Forma Financial Information”.
The Group is providing the capitalisation table for information purposes only. The capitalisation table may not reflect the capitalisation or financial condition that would have resulted had the Group been operating as an independent, publicly traded company on 31 December 2024 and is not necessarily indicative of the Group’s future capitalisation or financial condition.

	As of 31 December 2024
	Reported	Pro Forma
		(unaudited)
	(€ million)
Cash and cash equivalents(1)	70
Indebtedness
Secured bank loans and overdrafts	—
Unsecured bank loans and overdrafts(2)	35
Lease liabilities	144
Related party loans with Unilever	9
Other financial liabilities(3)	145
Total indebtedness	333
Equity
Invested capital	2,385
Share capital, par value €1.00 per share; shares authorised, shares as used and outstanding, pro forma(4)	—
Share premium	—
Retained earnings	—
Other reserves	393
Total shareholders’ equity	2,778
Non-controlling interests	23
Total equity	2,801
Total capitalisation(5)	3,134

Notes:
(1)
For a description of pro forma adjustments to cash and cash equivalents, see “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Unaudited Pro Forma Financial Information”.

(2)
For information on the Group’s anticipated debt, see “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Capital Resources and Indebtedness”.

(3)
Other financial liabilities includes an option to acquire non-controlling interests from RFM Corporation, the Philippines Joint Venture. The Group owns 50 per cent. + 1 share and, under the terms of the shareholders’ agreement, each year within one month of 31 December, RFM Corporation has the right to require the Group to purchase all or a proportion of RFM’s shares in the joint venture at a price defined in the shareholder agreement. This put option has been valued at the redemption value with subsequent changes in finance costs. The redemption value is derived from a formula defined in the shareholder agreement which uses historical financial information, multipliers, and consumer price index (CPI) adjustments. See “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Philippines Joint Venture” and “Note 13. Capital and Funding” of the Combined Carve-Out Financial Statements.

(4)
The Group has estimated the number of outstanding shares of its ordinary shares based on the number of Unilever outstanding as of 31 December 2024 of 2,521,497,338 and the distribution ratio of          ordinary share in the Company for every          ordinary shares of Unilever.

(5)
Total capitalisation is the sum of total equity and total indebtedness.

The Group has not finalised its post-Demerger capitalisation. Adjusted financial information reflecting the Group’s post-Demerger capitalisation will be included in an amendment to this registration statement.
3.C.   REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

3.D.   RISK FACTORS
The risks described below, together with all other information contained in this registration statement, should be carefully considered in evaluating the Group and the Shares.
Although the Company believes that the risks described below are the material risks concerning the Group’s business and industry, the Demerger and the Shares as of the date of this registration statement, they are not the only risks relating to the Group, the Demerger and the Shares. Prior to investing in the Shares, prospective investors should carefully consider all of the information in this registration statement and, in particular, the risks described below before deciding to invest in the Shares. The risks discussed below also include forward-looking statements, and actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.
Risks Relating to the Group’s Business and Industry
The Group has not previously operated as a stand-alone publicly-listed entity and may be unable to operate efficiently and to fully implement its business strategy
The Group has not previously operated as a stand-alone publicly-listed entity and it is uncertain how it will perform as such. Following the Demerger, the Group will be responsible for managing all of its corporate affairs. This may result in significant additional expenses, including expenses for the creation of the Group’s own financial and administrative support systems and for services that will continue to be provided by Unilever to the Group pursuant to transitional service agreements at prices intended to correspond to those obtainable from third parties. As the Group will be responsible for managing all of its corporate affairs for the first time following the Demerger, the Group may be exposed to an increased risk of legal, regulatory or civil costs or penalties, and, if such costs or penalties were to arise, this could have a material adverse effect on its business, financial position and results of operations.
Significant changes may occur in the Group’s cost structure, management, financing and financial risk management and business operations as a result of operating as a stand-alone publicly-listed entity separate from Unilever. The Group anticipates that its success in managing its business as a stand-alone publicly-listed entity and in successfully implementing its business strategy will depend substantially upon its ability to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to independent publicly-traded companies. In preparation for the Demerger, the Group has implemented structures (including an internal control environment) which are intended to promote compliance with these requirements. However, as the Group has not previously operated as a stand-alone publicly-listed entity separate from Unilever, it cannot guarantee that these structures will be sufficient, and additional costs may arise which could have a material adverse effect on its business, financial position and results of operations.
Damage to the Group’s reputation or brands could adversely impact its business, results of operations or financial condition
Maintaining and extending recognition and trust in its portfolio of brands and continuously enhancing the value of its brands are critical to the success of the Group’s business. The Group’s portfolio of brands includes four global Ice Cream “power brands”: The Heart Brand (an “umbrella” brand with numerous well-known sub-brands), Magnum, Ben & Jerry’s and Cornetto, and more than 100 local and regional brands. While the Group has a large portfolio of successful brands, its global power brands contributed 82 per cent. of its revenue in FY2024. Accordingly, any adverse development affecting these brands could disproportionately impact the Group’s performance.
The value of the Group’s brands is based, in large part, on consumer perception and desirability of such brands. Success in promoting and enhancing brand value depends on the Group’s ability to provide high-quality products that align with evolving consumer preferences, the effectiveness of its marketing and advertising initiatives and consistent and sufficient brand, marketing and RD&I investment.
The Group’s reputation and brand value could diminish significantly as a result of a number of factors, including:

•
If the Group, its brands or its products become subject to adverse public or medical opinion for any reason, even if factually incorrect;

•
any perceived failure by the Group to preserve the quality or enhance the sustainability of its products, processes and packaging;

•
if the Group or any of its suppliers, service providers or partners is perceived to act in an irresponsible or disreputable manner, including with respect to food safety laws, or environmental, social, human capital or governance policies;

•
if the Group or its suppliers are required to carry out product recalls;

•
if third-party licensees misuse or otherwise damage the integrity of its brands;

•
if the Group fails to maintain the same level of investment in its product quality, innovation pipeline and marketing investment as its competitors;

•
if its competitors successfully launch new products at a faster rate than the Group, which may diminish the Group’s brand value in a particular category or market; or

•
if the Group fails to invest in protecting and enforcing its rights against lookalikes or copies of its brands.

Increased negative attention from the media, academics and online influencers, governments and other public figures in any of the above areas could subject the Group to heightened scrutiny. In addition, any actual or perceived failure to address issues of public concern, such as the use of appropriate marketing techniques, the provenance of certain ingredients, the use of sustainable packaging and ensuring sustainability in the supply chain (including with respect to human rights, labour practices and environmental impacts) may materially and adversely impact the value of the Group’s brands.
The Group must also protect the value of any brands that it acquires. The Group has in the past acquired or invested in brands that are strategically positioned within their respective market segments, such as Yasso in the United States and Weis in Australia. The Group expects to continue to acquire or invest in brands in the future. Along with integrating acquired brands into the Group’s portfolio of products, the Group may also establish and develop new brands to supplement the consumer proposition with products at varying price points. If the value of acquired brands is diminished or if the Group fails to successfully integrate acquired brands into its brand portfolio, or to adequately market and develop new brands to complement recently acquired brands, this could have a negative impact on its ability to drive the profitable growth of its business.
Volatility in the cost of raw materials and energy may adversely affect the Group’s business, financial condition or results of operations
The Group relies to a varying degree on the sourcing of raw materials from around the world, including commodities such as dairy products, sugar, cocoa, cocoa byproducts, vanilla and vegetable oils. It also relies on energy for the manufacture and distribution of its products. Raw material and energy prices are subject to factors that are difficult to predict, such as economic and political conditions, war and other geopolitical conflicts, currency fluctuations, environmental regulation, changing regulations in relation to land use or labour practices, changing weather patterns/climate change and agricultural disruptions caused by disease or other risks inherent to farming. For example, cocoa has seen historically high market prices, with an increase of 375 per cent. from January 2022 to December 2024. This increase resulted primarily from extreme weather conditions in Ghana and Côte d’Ivoire, where cocoa production is concentrated, exacerbated by social and economic factors. Changes in the price of raw materials and fuel can increase the cost of making, manufacturing, packaging and shipping the Group’s products, which could have a negative impact on its margins or its ability to maintain competitive pricing.
While the Group aims to maintain multiple sources for its key raw materials, certain materials used in the production or distribution of its products are sourced from a limited number of suppliers and/or suppliers who are geographically concentrated, which may exacerbate potential disruptions or cost increases. Additionally, the key commodities that the Group sources are at risk of causing deforestation and biodiversity loss and can be associated with adverse working conditions. Increased government intervention and consumer or activist responses caused by increased focus on climate change, biodiversity, deforestation, water, human rights concerns and other similar issues could also increase raw material prices. For a further discussion of environmental and social issues related to the Group’s raw materials, see “— Environmental and Social Risks — The Group sources key commodities that are associated with the risk of causing deforestation, biodiversity loss and human rights violations in the value chain” and “— Environmental and Social Risks — The physical impacts of climate change may disrupt the Group’s operations and/or reduce consumer demand for its products”.
The Group regularly assesses movements in raw material and energy prices and passes a portion of any cost increases to consumers where it is prudent to do so. However, competitive pressures and issues around consumer affordability may restrict the Group’s ability to pass cost increases on to consumers, in which case these increases will be absorbed by the Group. Competitive pressures may result in the Group increasing promotional offers and/or reducing prices, even in an environment of rising raw material and fuel costs. To the extent the Group is not able to increase prices to offset increased raw material or energy costs, either as a result of consumer sensitivity, competitive dynamics or otherwise, or if it is unable to do so in a time-efficient manner, the Group’s margins may be negatively impacted. Similarly, if the Group does pass cost increases to consumers through an increase in prices, this could have an impact on demand for its products, which can place downward pressure on revenue and sales growth. Any of these factors could impact the Group’s results of operations, as well as its ability to invest in planned innovations or growth strategies.
The Group utilises hedging arrangements to manage fluctuating commodity, fuel and energy costs, which could have a negative impact on its financial performance
The Group will enter into forward purchase and hedging arrangements in an attempt to manage the costs of key raw materials, including dairy, cocoa and sugar, as well as to hedge movements in energy and fuel prices. However, there can be no guarantee that the Group’s efforts will be sufficient to protect the Group from significant or prolonged price volatility in these areas, or that the costs of these hedging arrangements will not outweigh the benefits. For example, the time period covered by a forward purchase contract may not match the time period covered by certain supply arrangements, meaning the protection that is provided by such hedging arrangements may be limited. Similarly, hedging arrangements expose the Group to the risk that raw material, energy and fuel prices may reduce in the future, at a time when the Group’s hedging arrangements have locked it into a higher price range for these inputs. Accordingly, while forward purchase contracts and other hedging arrangements are designed to protect the Group from significant price fluctuations in the supply chain, they can also have a negative impact on the Group’s margins and overall financial performance.
The Group may be unable to anticipate, interpret and successfully respond to changes in consumer preferences or trends, which may result in decreased demand for its products
The success of the Group depends, in part, on its ability to anticipate, identify, interpret and meet the tastes, dietary habits and other preferences of consumers, and to offer products that appeal to those preferences.
The Group markets products across a range of geographic markets, categories, demand moments and consumption occasions, each of which has its own prevailing tastes and preferences. As a result, the Group must be responsive to diverse consumer needs, including with respect to when and how consumers snack and their desire for premium or value offerings. If the Group is not able to effectively produce and market products that meet the desires of consumers in each of its markets, or if the Group is unable to develop products in faster-growing or more profitable categories, occasions and demand moments, its results of operations and competitive positioning may suffer. The Group’s success relies in part on managing this complexity to promote its products successfully and deliver them to consumers where and when they prefer to consume them.
Consumer preferences may also change from time to time for various reasons, including as a result of health and nutritional trends, such as an increased demand for dairy-free and/or low sugar options. The Group must successfully distinguish between short-term trends and fads, on the one hand, and long-term changes in consumer preferences, on the other. If the Group does not accurately predict long-term shifts in consumer preferences, or if it fails to introduce new and improved products to satisfy those preferences, this may have a negative impact on revenue and sales, and on the Group’s ability to meet its growth targets.

The Group’s advertising and marketing efforts could prove to be unsuccessful
The Group relies heavily on marketing and advertising to increase brand visibility with existing and potential consumers and invests a significant amount of resources in marketing and advertising activities, particularly the use of media.
As brand communication models continue to rapidly evolve and new platforms develop, the Group must continue to maintain and grow its presence across existing and new social media and digital communications platforms to advertise its products. The Group’s ability to invest the necessary amount of funds in, and deploy, the right product communications, both in terms of messaging content and medium, is critical to the continued strength of its brands and its business.
The Group’s marketing efforts, including those efforts which are powered by or seek to harness the potential for artificial intelligence (“AI”) may be unsuccessful for a variety of reasons, including its inability to execute and implement its plans effectively, failure to prioritise and focus brand and marketing investment in the correct markets or in the right brands, consumption occasions, demand moments or price points, failure to successfully utilise data and analytics, failure to allocate appropriate resources to media in an efficient, cost-effective and competitive manner, inaccurate trend forecasting, ineffective or insufficient social media content and failure to appeal to shifting consumer sensibilities and preferences.
Demand for the Group’s products could decrease and its profitability could suffer if the Group fails to promote its product offerings successfully across product categories or reach consumers in an efficient manner. The high cost of media may also hinder the Group from sufficiently advertising its brands to consumers. Following the Demerger, the Group will no longer be able to leverage media buying volume from the Unilever Group, which is expected to increase media costs. This dis-synergy could reduce advertising reach, exacerbating demand challenges. If the Group is unable to effectively market its products, this would have a material adverse effect on its business, financial condition or results of operations.
The Group’s market share and earnings could be adversely affected if it fails to compete effectively
The Group’s competitors operate in and across multiple geographies, and include national, regional and local retailers and manufacturers of ice cream, as well as a large number of relatively small, independently-owned ice cream retailers and grocery retailers that produce private-label ice cream products.
The Group competes primarily on the basis of brand recognition and loyalty, taste, quality, breadth of flavour selection, price, product size and format, as well as shelf space and placement, and promotional activities. Its competitors have in the past implemented, and may in the future implement, various strategies to increase their market positions, such as the launch of new products, discounted pricing and increased M&A activity. Successful innovation depends in part on the Group’s ability to respond to new product introductions and technological advances made by competitors. To maintain its competitive position, the Group may need to increase expenditures on media, advertising, promotions and trade spend, and introduce new products and product line extensions, which may require new production methods, technological improvements and new machinery. If the Group’s competitors produce new products or offer lower prices, new competitors enter the Group’s markets or the Group is unable to distribute its products through existing retailers, it may lose market share.
For example, in the United States, some physical retailers have expanded shelf space for certain formats and product sizes at the expense of shelf space for the large tub category, resulting in the intensification of competition in relevant formats. Competitors may also increase promotional spending in the future, requiring the Group to increase its marketing spend, which may impact profitability. Due to inherent risks in the marketplace associated with advertising and new product introductions, including uncertainties about trade and consumer acceptance, increased expenditures may not prove successful in maintaining or increasing the Group’s market share and could result in lower sales and profits.
Any of the foregoing could negatively impact the Group’s ability to compete effectively, harm its sales volumes and reduce profitability, which could have a material adverse effect on the Group’s business, financial condition or results of operations.

Changes in the retail landscape, and the actions of major retailers and buying groups, can adversely affect the Group’s business
The retail landscape in which the Group operates is continually evolving, including as a result of market consolidation, the growth of digital commerce and the rise of non-traditional grocers with business-to-consumer channels, which will require the Group to continue to adapt to evolving relationships with its existing retail customer base, and to establish relationships with new market entrants. Failure to do so may impact the Group’s ability to market and distribute its products effectively.
Some customers and retailers with which the Group partners to sell its products may seek to increase their own profitability through improved efficiency, lower pricing or increased use of promotional programmes, and will assert pressure on the Group to modify its pricing and promotional arrangements in support of these goals. If the Group is unable to use its scale, product innovation and category leadership positions to respond to the demands, its profitability or volume growth could be negatively impacted.
The retail industry is also impacted by the actions and increasing power of large retailers and buying alliances with increased purchasing power, particularly in Europe. Maintaining strong relationships with such retailers and buying alliances is crucial for ensuring that the Group’s brands are well-represented and available for purchase. In a similar vein, the success of the Group’s digital commerce activities depends on its ability to secure and maintain partnerships with key digital commerce retailers and platforms through which the Group sells its products. Failing to maintain relationships with key retailers, buying alliances and digital commerce platforms may impact the Group’s products in key markets or its ability to secure favourable pricing and competitive trade terms. Any of the foregoing could have a material and adverse effect on the Group’s business, financial condition or results of operations.
The Group’s growth strategy depends in part on maintaining existing, and forming new, licensing arrangements and strategic product partnerships
The Group grants third parties licences to use its trademarks, patents, designs and/or other proprietary rights in connection with the manufacture, sale or distribution of third-party products. Additionally, the Group develops strategic partnerships with third parties to license its products for use in certain markets to deliver co-branded product innovations. These partnerships are intended to expand the Group’s product portfolio, enhance its marketing efforts and drive increased sales. The Group intends to continue to seek out new value-accretive collaborations and partnerships in the future as part of its growth strategy.
The Group may not achieve the benefits expected from its current licensing arrangements, strategic partnerships or any future collaborations it enters into. In addition, the negotiation process for such arrangements or partnerships may be time-consuming and complex. Should the Group’s existing or new licensing strategic partnerships not be successful or not provide the volume of sales growth anticipated, the Group may be unable to recoup its investment or pursue alternative arrangements.
Such arrangements may also require the Group to comply with certain governance or business practice standards of its partners, which may be more onerous than its own. Additionally, when the Group grants licences to third parties, such parties must comply with the Group’s responsibility partner framework. Failure by either party to comply with, or complete required audits in respect of, such standards may lead to delays in product rollouts or otherwise impact the Group’s ability to obtain new, and maintain existing, licensing arrangements or strategic partnerships, while also leading to negative publicity. In addition, such agreements may be terminable by the Group’s partners, and the Group may not be able to adequately protect its rights under such arrangements. The Group is also subject to the risk that its partners may devote insufficient time and resource to collaborations, which could adversely impact the success of such collaborations. Any of the foregoing could have a material adverse effect on its business, financial condition and results of operations.
The Group is dependent on its senior management and its ability to attract, develop and retain a skilled workforce is essential for the continued success of its business
The success of the business and the Group’s ability to execute its business strategy will depend on the efforts of the executive Directors and the Company’s broader senior management team (the “Senior Management Team” and each member a “Senior Manager”). In anticipation of the Demerger, the Group has made significant investments in senior leadership and restructured its management and rewards structures to more closely align with its needs as a stand-alone business. However, significant leadership changes or senior management transitions involve risk, and if the Group is unable to effectively transition or retain these new leaders, it could hinder the Group’s strategic planning, business execution and future performance. If the Group’s relationship with one or more of the members of the Senior Management Team ends for any reason, there is no assurance that it will be able to replace them in the short term with people of comparable experience and qualifications. Any material delay in replacing such individuals may have an adverse effect on the Group’s operations and the public perception of the strength of its business.
The Group is also dependent on its ability to attract, hire, develop, motivate and retain a diverse range of skilled employees across the network. The Group has historically faced high levels of competition for, and turnover of, frontline factory employees in certain markets, including in the United States, and these dynamics may continue both in the United States and other markets in which the Group operates. Employee shortages, increased costs associated with heightened competition for employees, or high employee turnover rates may cause the Group’s operating expenses to increase or impact its ability to execute its growth strategy.
The governance structure of Ben & Jerry’s may pose certain risks to the reputation and operations of the Group
Pursuant to the arrangements entered into in connection with the acquisition by Unilever of Ben & Jerry’s in 2000, Ben & Jerry’s, a wholly-owned indirect subsidiary of the Company, maintains a limited purpose board of directors comprising a majority of independent members.
The rights, powers and authorities of the Ben & Jerry’s board are limited to those expressly granted to it in the arrangements and include: (i) having primary responsibility over “preserving and enhancing the objectives of the historical social mission” of Ben & Jerry’s; and (ii) having primary responsibility over “safeguarding the integrity of the essential elements of the Ben & Jerry’s brand-name”. Examples of the social mission priorities contemplated by these arrangements at the time of the acquisition included, amongst other things, “packaging improvement efforts” to “achieve a compostable pint”; creating a “sustainability footprint” to help protect the environment; opposing the use of growth hormones and genetically modified organisms; and donating to philanthropic causes. Although the Ben & Jerry’s social mission objectives have evolved and may evolve from time to time, the evolution must be consistent with Ben & Jerry’s historical social mission, as reflected in this list of priorities. Ben & Jerry’s retains primary responsibility for all other matters not related to these social mission priorities or expressly delegated to the Ben & Jerry’s board of directors, including the financial and operational aspects of the Ben & Jerry’s business.
Notwithstanding the limited responsibilities afforded to the Ben & Jerry’s board, this governance structure introduces certain risks for the Group. There exists the potential for misalignment between decisions taken or public statements made by the Ben & Jerry’s board members and the decisions taken or public statements made by the Group, or the Group’s broader strategy and objectives. If the Ben & Jerry’s board or its members individually decide to pursue or promote certain social initiatives or causes (as they have done in the past), this may lead to increased costs, adverse publicity or legal or operational challenges for the Group. If these initiatives are perceived negatively by the public, they could result in reputational damage, consumer boycotts of products, investor claims or adverse shifts in consumer behaviour.
In addition to taking decisions or making public statements that are inconsistent with the Group’s strategy and objectives, the Ben & Jerry’s board may also attempt to bring legal claims against the Company or other members of the Group (as they have done against Unilever prior to the Demerger) where they may believe that the actions of the Company infringe on their primary responsibilities for the “social mission” or “essential integrity” of the Ben & Jerry’s brand. Any such action could result in the Group incurring costs in defending or settling any such litigation, cause reputational damage to the Group and serve as a distraction to the Group’s management team.
Taken together, the statements and actions of the Ben & Jerry’s board or its members could adversely impact the Group’s reputation, business, financial condition, and results of operations.
A significant interruption at one or more of the Group’s manufacturing facilities could have a material adverse effect on its business, financial condition or results of operations
The Group owns and operates 30 manufacturing facilities, which are located across six continents. The Group is particularly reliant on certain of its facilities with greater capacities and/or geographical distribution capabilities. The Group’s manufacturing facilities are responsible for the vast majority of the products produced and distributed by the Group. The operation of these manufacturing facilities could be disrupted for many reasons, including natural hazards (such as earthquakes, extreme weather conditions and floods), water shortages, fires, service or supply disruptions, system failures, workforce actions, political instability and war, or other causes. Interruptions or a loss of operations at any of the Group’s manufacturing facilities, even for a short period of time, could result in significant production and delivery delays, and in some cases the elimination of the availability of some of the Group’s products in one or more geographies for a period of time. This could have a significant impact on sales volumes, while also impacting the reputation of the Group and its brands. While the Group may be able to rely on one or more of its other manufacturing facilities with sufficient capacity or capabilities to help alleviate issues caused by such disruptions, there may be significant cost and timing delays associated with the use of alternative manufacturing facilities, in particular where such facilities are located in different geographic regions, or where they are typically used for the production of a different suite of products.
In addition, the Group expects to continue to make investments to upgrade its facilities in order to improve production capabilities, increase production lines, enhance the quality of its products and increase the automation and cost-effectiveness. To the extent this investment involves the modification or replacement of existing facilities, this could also lead to manufacturing delays and service interruptions during the period over which work on a particular facility is carried out, which could also have a negative impact on delivery times, product availability and sales volumes.
The Group may encounter challenges in achieving the intended benefits from its supply chain optimisation programme, which could affect the Group’s financial performance and its ability to achieve its strategic objectives
The Group is undertaking a comprehensive supply chain optimisation programme aimed at addressing inefficiencies in its global supply chain which have historically contributed to higher logistics costs, inconsistent service levels and lower operating margins. The programme is designed to reduce operating costs, tailor the Group’s distribution footprint to reflect changes in the markets it serves, address supplier concentration, streamline product route-to-market and address issues of over-capacity and under-capacity at certain of its manufacturing facilities.
The complexity of co-ordinating a comprehensive supply chain optimisation programme across six continents involves substantial logistical challenges, such as technological integration issues, regulatory hurdles, construction delays, macro-economic or geopolitical issues in one or more jurisdictions where the programme is being implemented (including the imposition of tariffs or other trade restrictions), employee management issues and other related issues. These challenges could lead to service interruption, cost over-runs and delays in the implementation of the programme. They may also require additional investment in construction, technology, human resources and other areas which are beyond what was originally budgeted for the programme, and which could increase the Group’s capital expenditure and operating expenses over the short to medium term. As a result, the Group may be unable to realise the full benefits of this optimisation programme in the timeframe anticipated and could experience short-term service disruptions while changes contemplated by the programme are implemented. The success of the programme could also be impacted by issues such as customer acceptance of certain ingredients, processes and packaging used in the production or distribution of the Group’s products. Furthermore, the supply chain optimisation programme will continue to require substantial management focus and attention, which could divert management’s attention from other critical business areas, potentially disrupting operations and affecting customer relationships. Employee morale and productivity might also be negatively impacted, risking unwanted attrition which could further delay the realisation of expected benefits and cost savings. Such challenges could raise unanticipated expenses and impact the Group’s goal of achieving significant supply chain enhancements by 2028, which could in turn adversely affect financial performance and operational synergies.
Any of the foregoing could have a material adverse effect on the Group’s business, financial condition or results of operations.
If the Group is unable to manage its inventory forecasting systems and extensive cabinet network, its business, financial condition and results of operations may be materially and adversely affected
The Group is reliant on its inventory management systems in order to forecast its production requirements and to enhance the efficiency of its supply chain. Inventory forecasts enable the Group to meet its internal targets for operating working capital. Accurate forecasts of demand for the Group’s products are necessary to fulfil orders from customers in a timely manner and avoid issues of understocking or overstocking certain products, which could lead to reduced sales volumes or, in the case of over-production, an increase in product spoilage and a negative impact on margins.
The Group may face particular challenges in effectively managing its network of approximately three million freezer cabinets, including over 60,000 AI-equipped smart cabinets. Failure to manage the timely and accurate stocking of its freezer cabinets, including as a result of inadequate algorithms, could also result in understocking or overstocking, leading to missed sales opportunities and customer dissatisfaction on the one hand, and the risk of product spoilage on the other. Additionally, failure to place cabinets correctly may necessitate costly adjustments to ensure accessibility and efficient use, any of which could reduce the Group’s sales volume and increase operating expenses.
Product recalls or other issues or concerns with respect to product quality and safety can adversely impact the Group’s business
The Group has in the past recalled, and could in the future recall, products due to product quality or safety issues, including actual or alleged mislabelling, misbranding, spoilage, undeclared allergens, adulteration or contamination. A widespread product recall could result in adverse publicity, reduce customer confidence and demand for the Group’s products, cause production and delivery disruptions, including as a result of temporary or permanent closure of manufacturing plants or facilities, and result in increased costs (including cleaning and remediation costs, and costs associated with alternative sources of production) and damage the Group’s reputation, which could have a material adverse effect on its business results and the value of its brands. The Group may also be subject to liability, including litigation or fines, if its products or operations violate applicable laws or regulations, or in the event its products cause injury, illness or death.
Additionally, food safety, traceability (including in respect of product origins, ingredients and their attributes, through all stages of production, processing and distribution), hygiene and the perception by customers that products are safe are key to the reputation of the Group’s brands. The Group is susceptible to local, national and international food contamination, allergy incident or other health and safety issues affecting the products sold by the Group. Such incidents could affect consumer confidence and preferences, resulting in reduced purchase of products, or could lead to increased costs for the Group (including in relation to sourcing alternative suppliers or products).
A significant product liability or other legal judgment or a related regulatory enforcement action against the Group may adversely impact its reputation and profitability. Even if a product liability claim is unsuccessful or is without merit, any perception or allegation of failure to maintain adequate oversight over product quality or safety can result in product recalls, litigation, government investigations or inquiries or civil or criminal proceedings, all of which may result in fines, penalties, damages or criminal liability. In addition, the Group’s insurance coverage may not, depending on the specific facts and circumstances surrounding an incident, cover all losses or all types of claims that arise from an incident, or the damage to its reputation or brands that may result from an incident.
Prolonged negative perceptions concerning health implications of ice cream could lead to an increase in regulation of the food industry or influence consumer preferences, which may adversely impact the Group’s brands, reputation and results of operations
The ice cream industry as a whole is faced with the global challenge of rapidly rising obesity levels. While the Group makes its products available in a range of sizes and varieties designed to meet all needs and health preferences, it is nonetheless subject to the risk of governments taking action that is detrimental to the ice cream industry as a whole. For example, governments in the markets where the Group sells its products may levy additional taxes on products with relatively high calories, sugar, fat content or salt levels or restrictions on ultra-processed foods, or restrict the advertising of products of this type. For example, in 2023, the United Kingdom restricted promotion and in-store placement of high-in-fat, sugar or salt products and in 2024, the state of California enacted a regulation banning artificial colours in products sold in public schools, effective from 2027. Additionally, the Group may be subject to initiatives that limit or prohibit the marketing and advertising of its products. The imposition of new taxes or limitations on the marketing or sale of the Group’s products may reduce overall consumption, lead to negative publicity, or leave consumers with the perception that the Group’s products do not meet their health and wellness needs, resulting in an adverse effect on the Group’s business, financial condition and results of operations.
Even absent additional regulation, consumers may change their purchasing or consumption habits in response to perceived health concerns. The rise of medical treatments such as prescription weight loss drugs, such as Glucagon-like peptide-1 agonists, in the United States and Europe, which may reduce appetite, may also lead to changes in consumption habits and a decrease in average consumption of ice cream, which could lead to a decrease in sales volume in relevant markets.
Any of these dynamics could have an adverse effect on the Group’s brands, reputation and sales, which could in turn have a material adverse effect on the Group’s business, financial condition or results of operations.
Adverse political and economic conditions, including sustained recessionary or inflationary conditions, in the countries in which the Group operates may materially and adversely impact its business, financial condition or results of operations
By virtue of its global footprint, the Group’s operations and financial performance are impacted by worldwide geopolitical and economic conditions which may be difficult to predict. Political crises, such as war, social upheaval or unforeseen incidents, can disrupt the Group’s or its suppliers’ and customers’ operations, cause raw material price or fuel volatility, increase the difficulty and cost of transporting supplies and products, and ultimately affect the Group’s operating margins and profitability. For example, ongoing conflicts in Ukraine and the Middle East have intensified market volatility for energy and fuel, impacting the Group’s distribution costs in Europe. Further hikes in energy costs or other disturbances from broader geopolitical conflicts may further impact the Group’s financial performance, or otherwise cause interruptions to the Group’s operations.
Additionally, the imposition of new or increased tariffs or trade restrictions on the Group’s sales or imports (including those that may affect its sourcing operations and the availability of raw materials and commodities) may increase its cost of goods sold. Supply chain disruptions and delays as a result of any new tariff policies or trade restrictions could also negatively impact the Group’s cost of materials and production processes. If geopolitical tensions and trade controls were to increase or disrupt the Group’s business in markets where it has significant sales or operations, including disruptions due to governmental responses to such conflicts (such as the imposition of sanctions, export controls or retaliatory tariffs), such disruptions could adversely impact the Group’s business, financial condition, results of operations and cash flows.
More broadly, adverse economic conditions, such as elevated interest rates, inflationary or recessionary conditions, unemployment levels and other factors influencing consumer spending could reduce demand for the Group’s products or limit its ability to increase or maintain its prices. Such conditions may also harm the Group’s third-party suppliers’ financial performance, negatively impact the ability of the Group’s customers to timely pay their obligations or reduce the Group’s access to capital. The Group’s activities in emerging markets may expose it to heightened levels of instability, including as a result of social upheavals, ethnic conflict, human rights abuses, local labour conditions, unsuitable or deteriorating infrastructure as well as increased financial risks, such as currency fluctuations. The occurrence of one or more of the foregoing events could have a material adverse effect on the Group’s business, financial condition or results of operations.
The Group’s business is seasonal and adverse weather conditions during its peak sales season could have a negative impact on its monthly financial performance
The ice cream business is seasonal, with the months of May to September representing the peak selling season in the Northern Hemisphere. Weather conditions, which may be partially caused or exacerbated by climate change, during the peak season can have a disproportionate impact on the Group’s results of operations within the year, with unseasonably cool or wet weather adversely affecting monthly sales volumes, profits and cash flows. For example, unseasonably low temperatures and higher-than-usual rainfall impacted the Group’s sales volumes across Europe in the second and third quarter of 2023.
The Group’s business operations could be disrupted if its and/or Unilever’s information technology systems and software fail to perform adequately
The Group depends on accurate, timely information and numerical data from key software applications to enable day-to-day decision-making and operate its key business functions, including its supply chain management, product manufacturing and distribution and order processing for a large part of its business operations. Increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable information technology (“IT”) systems and infrastructure.
Unilever will continue to provide the Group with various IT-dependent services pursuant to the GTSA for a maximum period of 30 months from 1 July 2025. The IT infrastructure on which the Group depends, whether provided by Unilever or otherwise, may be exposed to outages due to fire, floods, acts of war or terrorism, cyber-attack, power loss, industrial action and other similar events. If Unilever is unable to maintain its IT infrastructure during the period of the GTSA, or if the Group is unable to do so in the future, one or more of the Group’s businesses may experience a disruption to, or shutdown of, its systems. Additionally, the IT operations Unilever provides are, and the Group expects its IT operations in the future to be, largely managed through third-party suppliers. Disruptions caused by failures of key software applications, underlying equipment or communication networks, or as a result of any failures in the operations of such third-party suppliers, for whatever reason, could delay day-to-day decision-making, payment processes, manufacturing processes and product deliveries, and could lead to severe damage, including significant financial loss, a need for additional investment, as well as contractual or reputational performance degradation. Moreover, restoring or recreating information that has been lost could be costly, difficult or even impossible. Any such failure of the IT systems on which the Group depends could result in the loss of sales and customers, causing its business or results of operations to suffer. See “— Risks Related to the Demerger — As the Group establishes its own core IT environment and transitions its data to its own systems, it may incur substantial additional costs and may suffer temporarily reduced quality of IT services or temporary business interruptions”.
Security breaches and attacks against the Group’s and/or Unilever’s technology systems could damage the Group’s reputation and expose it to litigation or regulatory action
Many of the IT systems on which the Group relies, including those provided by Unilever under relevant transitional service arrangements, contain personal, financial or other information pertaining to its suppliers, customers, consumers and employees. These systems also contain proprietary and other confidential information related to the Group’s business, such as business plans, product innovation and designs, and sensitive contractual information.
Similar to many of its competitors, the Unilever Group has been subject to attempts to compromise its IT systems. The techniques and sophistication used to conduct cyber-attacks, as well as the sources and targets of these attacks, change frequently and are often not recognised until such attacks are launched or have been in place for a period of time. The Group incurs, and expects to continue to incur, substantial expense to protect itself against security breaches and their consequences. However, there can be no guarantee that such investments will meaningfully limit the success of future attempts to breach its IT systems.
To the extent the Group’s systems, or the systems of third parties upon which the Group relies, are subject to a substantial interruption or security breach, the Group may incur significant losses and may face litigation and/or regulatory fines, which may be substantial, and may not be fully covered by insurance. Such security breaches could also result in a violation of applicable data privacy legislation, such as the European Union’s General Data Protection Regulation (“GDPR”) and similar legislation in other regions, which could subject the Group to additional fines, litigation and investigations. A significant breach could also damage the Group’s reputation, adversely affecting the value of its brands and the demand for its products. For further detail, see “— Risks Relating to the Group’s Legal and Regulatory Environments — If the Group fails to comply with personal data protection laws it could be subject to adverse publicity, regulatory action and/or private litigation, which could negatively affect its business, financial condition and results of operation”.
Currency fluctuations could adversely impact the financial condition of the Group
Operating internationally involves exposure to movements in currency exchange rates. In particular, the Group is exposed to currency transaction risk in relation to its purchases of raw and product packaging materials whose price may be denominated in, or pegged to, a different currency from the currency earned by the Group on the sales of its products in different geographies.
Additionally, while the Group’s reporting currency is the euro, a significant portion of its assets, liabilities, expenses and revenue are denominated in currencies other than euro, in particular US dollars. Assets, liabilities, expenses and revenue are translated into euro at the applicable exchange rates to prepare the Group’s Combined Carve-Out Financial Statements. Substantial fluctuations in the value of the euro compared to these other currencies (in particular the US dollar) could have a significant effect on the Group’s financial condition and results of operations.
Currencies in several of the markets in which the Group operates have been subject to significant volatility, hyperinflation and/or devaluation in recent years. For example, the Turkish economy has been designated hyperinflationary since 1 July 2022. Turkey is the Group’s largest market by revenue in its Rest of the World (“RoW”) segment, and consequently the Group is required to apply IAS 29 Financial Reporting in Hyperinflationary Economies to all entities whose functional currency is Turkish lira.
While the Group has strategies to manage foreign currency fluctuations, there is no guarantee such strategies will be sufficient in the future, particularly in the event of global and local market volatility, as a result of which the Group’s results of operations could be materially and adversely impacted.
Labour disputes could have a material adverse impact on the Group’s business, financial condition or results of operations
The Group may become subject to strikes, work stoppages or other types of labour disputes with its employees in one or more of its major markets or at one or more of its manufacturing facilities. A widespread strike in one or more major markets or at one of the Group’s manufacturing facilities, particularly during its peak selling season or at a factory where products are manufactured for one or more specific markets and there is no readily available substitute factory for such products or markets, could have a significant impact on the operation of the Group’s business and jeopardise its ability to meet its product delivery or service obligations to its customers. Efforts to avert such action through negotiation with groups of employees or unions in the Group’s major markets or manufacturing facilities could result in higher personnel costs, and also divert the time and energy of the Senior Management Team away from routine operational priorities. The Group may also be subject to general country strikes or work stoppages unrelated to its business. For example, strikes by transport workers could result in operational delays or other adverse impacts on production, while strikes or work stoppages at the Group’s suppliers or customers could also impact its supply chain and sales channels. Accordingly, a major work stoppage amongst the Group’s employees, or amongst the employees of its suppliers or customers (or otherwise amongst workers involved in its supply chain), could have a material adverse effect on the Group’s business, results of operations and financial condition.
Failure to maintain satisfactory credit ratings could adversely affect the Group’s liquidity, capital position, borrowing costs and access to capital markets
The Group expects that credit rating agencies will routinely evaluate their ratings of its long-term and short-term debt, which will be based on a number of factors. Whether as a result of its own actions or factors which are beyond the Group’s control, any actual or anticipated changes or downgrades of the Group’s credit rating by a credit rating agency (including any announcement that its ratings are under review for a downgrade) could adversely affect the Group’s liquidity, capital position, borrowing costs, access to capital markets or require the posting of additional collateral under the Group’s derivative contracts.
The Group’s ability to comply with covenants under any future debt facilities may be impacted by events beyond the Group’s control
The Group may in the future enter into borrowing arrangements with bank lenders or raise debt finance in the international capital markets. Various risks, uncertainties and events beyond the Group’s control could affect its ability to comply with covenants contained in such borrowing arrangements or capital markets instruments. Failure to comply with any of the covenants in the Group’s debt finance arrangements could result in a default under those arrangements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these arrangements and to foreclose upon any collateral securing the debt. Any of these circumstances could have an adverse impact on the Group’s financial condition and results of operations.

Impairment of the Group’s goodwill and other intangible assets would result in a reduction in net income
The Group has a material amount of goodwill, trademarks and other intangible assets, as well as other long-lived assets, which are periodically evaluated for impairment in accordance with current accounting standards. The Group may confront events and circumstances that can lead to an impairment charge, including macroeconomic industry and market conditions, significant adverse shifts in its operating environment or the manner in which an asset is used, pending litigation or other regulatory matters and current or forecasted reductions in net sales, operating income or cash flows associated with the use of an asset. Impairment charges have resulted, and may in the future result, in a reduction in net income and an adverse effect on the Group’s business, financial condition or results of operations.
The Group’s insurance coverage may not be sufficient
The Group maintains insurance of the types and in the amounts it believes are commercially reasonable based on its business and organisation as well as the practice of other actors in its industry. In particular, the Group maintains directors’ and officers’ insurance, workers’ compensation insurance, public and product liability insurance, business interruption insurance, cyber insurance, travel insurance and property insurance as well as certain other insurances as deemed appropriate by the Group.
The Group’s insurance coverage may be insufficient to protect against all losses and costs stemming from operational failures and the Group cannot be certain that such insurance will continue to be available on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. Moreover, insurers may default on claims they are required to pay. The successful assertion of one or more large claims against the Group that exceeds available insurance coverage, or the occurrence of changes in the Group’s insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on its business, financial condition and results of operations.
Environmental and Social Risks
The physical impacts of climate change may disrupt the Group’s operations and/or reduce consumer demand for its products
The Group’s operations, workforce and supply chain may be exposed to climate change, particularly changes in the frequency, intensity and/or duration of adverse weather conditions, including storms, drought, flooding, wildfire, other extreme weather events and patterns, and water shortages. Climate change, including natural disasters and extreme weather conditions, could pose physical risks to the Group’s facilities, impair its production capabilities, disrupt its supply chain (causing delays, shortages or increased prices with respect to sourcing commodities) or impact demand for its products.
Certain raw materials on which the Group relies for its products may be particularly sensitive to the impacts of climate change, especially where there is a high level of geographic or supplier concentration for such resources. As discussed earlier, extreme weather conditions in recent years have impacted the production of cocoa, which is highly concentrated in West Africa, resulting in a decreased cocoa bean crop. Similarly, the heightened prevalence of cyclones in Madagascar, the world’s largest producer of natural vanilla, has contributed, and may to a greater degree in the future contribute, to increased volatility in vanilla prices. If extreme weather continues to become more frequent, or environmental conditions worsen, this could exacerbate these factors and disrupt the Group’s manufacturing and distribution network.
Climate change, and the increased incidence of adverse weather and environmental conditions that result from it, can increase costs for consumers and reduce availability of the Group’s products, both of which could have a negative impact on the Group’s earnings and growth prospects.
The Group sources key commodities that are associated with the risk of causing deforestation, biodiversity loss and human rights violations in the value chain
The Group directly or indirectly sources certain key commodities, including cocoa, palm oil and soy (which is used to feed cattle), that form part of its supply chain. These commodities are associated with the risk of causing deforestation and biodiversity loss, and can be associated with human rights violations, such as child labour and/or adverse working conditions in the Group’s supply chain. These issues give rise to a number of risks for the Group, some of which are discussed elsewhere in this section. For example, to the extent the Group’s actions, or indeed those of its supply chain partners, contribute to (or are perceived to contribute to) these issues, this can lead to negative public attention and scrutiny which can cause reputational harm, as well as legal claims from individuals or regulatory authorities leading to financial penalties, fines and potential prosecution for violation of applicable laws and regulations. In addition, this can lead to regulatory intervention aimed at curbing the production of certain raw materials in certain regions and to a negative effect on ecosystem services potentially impacting yields, which could cause interruptions to the Group’s supply chain. This could lead to increased costs, delays in obtaining necessary raw materials and other operational issues. All of these issues could have a significant impact on the Group’s margins, profitability, competitive position and growth prospects, which in turn could have a material adverse effect on its business, financial position and results of operations.
The Group is subject to changes in environmental regulations, which could impact its margins
The Group is subject to increased focus by federal, state and local regulatory and legislative bodies globally regarding environmental policies relating to climate change, greenhouse gas (“GHG”) emissions (including carbon pricing or a carbon tax), energy consumption, ESG reporting obligations and other sustainability matters (such as single-use plastics and deforestation). New legal and regulatory requirements have increased, and could continue to increase, the Group’s operating costs for key inputs such as energy or packaging through taxes or regulations, including taxes on specific packaging material types. Increasing regulation of carbon taxes could also substantially increase the Group’s product supply chain and distribution costs. In addition, the Group may be subject to fines under the EU’s Green Claims Directive if its products do not meet the required environmental labelling standards.
Even if the Group makes changes to align with such legal or regulatory requirements, it may still be subject to significant penalties or potential litigation if such laws and regulations are interpreted and applied in a manner inconsistent with the Group’s practices. Additionally, the Group might not effectively address increased attention from the media, shareholders, activists and other stakeholders on climate change and related environmental sustainability and social matters, including deforestation, biodiversity, land use, water use, packaging (including plastic) and human rights concerns and its reputation and competitive positioning may be harmed.
Any of the foregoing may materially and adversely affect the Group’s business, financial condition and results of operations.
Increasing concerns about the environmental impact of plastic waste could result in reduced demand for the Group’s products and increased production and distribution costs
There are increasing concerns among consumers, governments and other stakeholders about the damaging impact of the proliferation and accumulation of plastic waste in the environment, particularly in the world’s waterways, lakes and oceans. The Group uses a significant amount of plastic to package its products which, while largely recyclable, may not be regularly recovered and recycled, including as a result of lack of collection and recycling infrastructure, low economic value or consumer recycling habits. If the Group does not, or is perceived not to, act responsibly to address plastic materials recoverability and recycling concerns, its corporate image and brand reputation could be damaged, which may cause consumers to reduce or discontinue consumption of some of its products. In addition, in response to environmental concerns, governmental entities around the world have adopted or are considering adopting regulations and policies, including single-use plastic bans and other plastic taxes, designed to mandate or encourage plastic packaging waste reduction and an increase of recycling rates or, in some cases, restricting or even prohibiting the use of plastic containers or packaging materials.
Both consumer and customer responses to the environmental impact of plastic waste and emerging regulation by governments to tax or ban the use of certain plastics require the Group to find solutions to reduce the amount of plastic it uses; increase recycling post-consumer use; and source recycled plastic for use in its packaging. The Group also depends on the work of its industry partners to create and improve recycling infrastructures throughout the world. In addition to the risk of being unable to find appropriate replacement materials, the cost of recycled plastic or other alternative packaging materials could significantly increase in the foreseeable future due to high demand, and this could impact the Group’s business performance. The Group could also be exposed to higher costs as a result of taxes or fines if it is unable to comply with plastic regulations, which would further impact its profitability and reputation.
Risks Relating to the Group’s Legal and Regulatory Environment
The Group is required to comply with numerous, complex, constantly evolving legal and regulatory requirements in multiple jurisdictions, and could suffer financial, operational or reputational loss due to non-compliance
The Group operates in 80 countries around the world, by virtue of which the Group is subject to complex, overlapping and rapidly evolving laws, regulations and licensing requirements, including in relation to product composition, manufacturing, storage, handling, packaging, labelling, advertising, employment and occupational health and safety, environmental and social (including human rights, labour practices and environmental impacts) and governance matters and reporting. Such laws may vary significantly from jurisdiction to jurisdiction, and are subject to continual changes in scope, breadth and interpretation.
Any uncertainty or change in applicable laws or regulations, or the interpretation thereof, may adversely impact the Group’s operations, delay or prevent the execution of its strategic plans or increase the cost of implementing such plans. The Group is also required to maintain various approvals, licences and permits in accordance with the relevant laws and regulations in jurisdictions in which it operates. Failure to comply with applicable legislation or regulation, including with respect to required approvals, licences or permits, may impact the Group’s ability to operate its business or damage its reputation, and expose it to potential fines, damages, injunctions, product recalls or criminal sanctions, any of which could have a material and adverse effect on the Group’s business, financial condition or results of operations.
Failure to obtain, maintain or successfully enforce its IP or rights to confidential information, or claims of infringement by third parties, could materially and adversely impact the Group’s business
The protection of the Group’s IP rights is critical to its business. The Group relies on trademarks, trade names, domain names, copyrights, design rights, patents, trade secrets, know-how, confidential information and other IP rights, and agreements with its employees, customers, suppliers and other parties, to protect its extensive portfolio of brands, products, packaging, manufacturing processes and other technologies. If the Group fails to obtain and maintain sufficient IP and confidential information protection for its current and future products and technologies or is unable to enforce such protections against third parties, its business could be materially and adversely affected.
As the Group continues to expand its product portfolio, it expects to file additional applications for new IP rights. Such applications may not be successful, and the Group may be required to pursue lengthy and expensive processes in an attempt to obtain such rights. If the Group is unable to protect its new or existing IP rights, its competitors may be able to utilise its proprietary designs, technologies and innovations, materially impacting the Group’s competitiveness. In addition, the Group may be subject to claims and other legal proceedings against it by competitors claiming infringement or other violation of their IP rights. Such litigation is complex and expensive, and outcomes are difficult to predict. As a result of such claims, the Group may be subject to damages, costs and other financial remedies and liabilities, and be required to seek licences from third parties, which may not be available on satisfactory terms or at all. The Group may also be subject to injunctions which require the Group to stop selling certain products or using certain technologies, which could have a material adverse effect on the Group’s business, financial condition or results of operations.
The Group could be subject to adverse tax rulings and to changes in tax laws, regulations and interpretations
Tax laws and regulations are complex and subject to varying interpretations, and the Group is subject to regular review and audit by the tax authorities in the jurisdictions in which it operates. In addition, the determination of the Group’s income tax provisions and other tax liabilities requires significant judgement, and there are many transactions and calculations, including in respect of intragroup transactions, where the ultimate tax determination is uncertain. Any adverse outcome of a tax review or audit, or a disagreement by a relevant tax authority in relation to judgements taken by the Group, could result in additional tax payments or penalties, which could be significant. For example, the Group is currently subject to a number of pending tax assessment matters, particularly in Brazil, where such assessments can result in significant losses. In

FY2024, the Group disclosed a contingent liability of €98 million related to its ongoing tax assessments in Brazil. There also remains the possibility of further material tax assessments related to the same matter for periods not yet assessed. Although the Group believes that the judgements and determinations it makes relating to its tax position are reasonable, disagreements with tax authorities could materially affect the Group’s results of operations in the periods for which such judgements and determinations are made.
In addition, tax is a complex and evolving area where laws and regulations are changing regularly, leading to the risk of unexpected tax exposure. For example, multi-jurisdictional legislative changes continue to be enacted in response to the guidelines provided by the Organisation for Economic Co-operation and Development to address base erosion and profit shifting, including the enactment of a global minimum tax — “Pillar Two” — in each EU Member State, the UK and multiple other jurisdictions in which the Group operates. The UK and the EU are considering further potential tax reform — for example, the proposed reform of UK law in relation to transfer pricing, permanent establishment and diverted profits tax.
Furthermore, US tax authorities continue to issue various forms of guidance, including notices of proposed rulemaking and United States Treasury regulations, implementing and clarifying aspects of the 2017 Tax Cuts and Jobs Act, which significantly reformed the US Internal Revenue Code. In addition, on 22 May 2025, the United States House of Representatives passed a bill that, if enacted into law, may increase rates of US federal income tax and withholding tax for certain individuals and entities resident in, or owned by residents of, countries (“applicable persons”) that have enacted any unfair foreign tax, as defined in the bill. Among other things, the bill provides for escalating rates of tax on payments to applicable persons, including applicable persons that claim a reduced rate of withholding tax under an applicable income tax treaty, up to 20 per cent. above the current statutory rates of tax (determined without regard to any rate provided under an applicable income tax treaty in lieu of such statutory rate). The likelihood of the bill or other similar legislation being enacted is uncertain, and the provisions of the bill or other similar legislation may change prior to enactment. As the Company is incorporated and tax resident in the Netherlands, it is expected that the Company and members of the Group will be treated as applicable persons. Accordingly, if the bill is enacted substantially in the form as proposed by the House of Representatives, such change to US tax laws is likely to affect the Group adversely.
Taken together, adverse tax rulings and changes in tax laws, regulations and interpretations could increase tax uncertainty, increase the Group’s effective tax rate and lead to the imposition of fines and penalties, any of which could have a negative impact on the Group’s financial condition and results of operations.
The Group may be exposed to risks in relation to compliance with anti-corruption, economic sanctions and other laws and regulations in the jurisdictions where it conducts its business
The Group is required to comply with the laws and regulations of the various jurisdictions in which it conducts its business. This may expose it to risks in relation to compliance with anti-corruption, economic sanctions and other laws and regulations, including, but not limited to, the Dutch Criminal Code (Wetboek van Strafrecht), the US Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act 2010, and economic sanctions programmes, including those administered by the United Nations, the European Union and the Office of Foreign Asset Control in the United States. Violations of applicable anti-corruption and economic sanctions laws and regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licences, as well as criminal fines and imprisonment. In addition, any major violations could have an impact on the Group’s reputation and consequently on its ability to win future business.
If the Group fails to comply with personal data protection laws it could be subject to adverse publicity, regulatory action and/or private litigation, which could negatively affect its business, financial condition and results of operations
In the ordinary course of the Group’s business, it receives, processes, transmits and stores information relating to identifiable individuals (“personal data”), such as consumers, employees, dealers and distributors. Consequently, the Group is subject to complex and evolving laws, rules, regulations, orders and directives relating to the collection, use, retention, security, processing and transfer of personally identifiable information across multiple jurisdictions. In particular, the processing of personal data is regulated in the United Kingdom and the European Union by the GDPR and in the United States by the California Consumer Privacy Act, among others.
Failure to comply with any of these laws or regulations may increase the Group’s costs, subject it to expensive and disruptive government investigations, result in substantial fines or result in lawsuits and claims against the Group to the extent these laws include a private right of action. For example, GDPR imposes stringent data protection obligations that can result in high compliance burdens, including that the Group demonstrate its compliance with data protection principles. GDPR imposes potential fines of up to the higher of €20 million or 4 per cent. of global annual net revenue and confers a private right of action on certain individuals and associations. Compliance with GDPR and other applicable international privacy, cybersecurity and related laws can be costly and time consuming. Any changes to laws and the introduction of such laws in other jurisdictions may subject the Group to, among other things, additional costs and expenses, and has required and may in the future require costly changes to the Group’s business practices and security systems, policies, procedures and practices. Data privacy laws may also be inconsistent from jurisdiction to jurisdiction. There can be no assurance that the Group’s security controls over personal data, the training of employees and vendors on data privacy and data security, and the policies, procedures and practices the Group has implemented or may implement in the future will prevent the improper disclosure of personal data. Improper disclosure of personal data could harm the Group’s reputation, result in a violation of applicable privacy and other laws, and subject the Group to private consumer, business partner, or litigation and governmental investigations and proceedings, any of which could result in the Group being exposed to material civil or criminal liability.
The Group is subject to risks associated with the enforcement of antitrust and competition laws
The Group is subject to various antitrust and competition rules and regulations in the countries in which it operates. These laws and regulations evolve and change, and their interpretation, application and enforcement can also change, be unpredictable or be affected by changing political or social pressures.
The Group’s business activities have been, and may in the future be, subject to investigations, regulatory actions or inquiries involving alleged violations of antitrust and competition laws, certain of which remain ongoing. A successful antitrust/competition law challenge against the Group could result in the imposition of significant fines by one or more authorities, and/or in decisions preventing the Group from further expanding its business, and/or third parties (such as competitors and customers) initiating civil litigation claiming damages caused by anticompetitive practices. Further, if one jurisdiction imposes or proposes to impose new requirements or restrictions on the Group’s business, other jurisdictions may follow. Rulings by government agencies and courts on antitrust/competition matters, whether or not valid or subject to appeal, could result in civil penalties, regulatory fines, mitigation or significant capital expenditures or could require changes in the Group’s business practices, which could have a material adverse effect on the Group’s business, financial condition and results of operations.
If the above or any currently unknown lawsuits or investigations relating to violations of antitrust and competition laws are decided unfavourably for the Group, its business, financial condition and results of operations could materially suffer.
Litigation, disputes and regulatory investigations may materially and adversely affect the Group’s business, financial condition, results of operations and prospects
The Group’s business activities are, and may in the future be, subject to legal proceedings, disputes and regulatory and governmental investigations in various contexts, including consumer fraud actions, competitor and regulatory challenges to product and marketing claims, competition law investigations, product liability and quality claims, human resources claims, contractual disputes and other disputes or claims arising in the ordinary course of its business operations. These legal actions, disputes and investigations may relate to aspects of the Group’s businesses and operations that are specific to the Group, or that are common to companies that operate in the Group’s markets, and this risk may be enhanced in circumstances where the Group is operating in new markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by the Group, and may be class actions.

Although the Group has developed and implemented a set of standards, controls, and policies and procedures that are tailored to the specific requirements of the Group and the regulatory regimes of the jurisdictions in which it operates, there is no guarantee that those standards, controls, and policies and procedures will totally shield the Group from liability, and the Group remains exposed to the risk of potential civil and/or criminal actions leading to damages, fines and sanctions. For example, the risk of consumer fraud class actions, competitor, regulatory and governmental challenges to product and marketing claims, and product liability lawsuits remains significant. Governmental agencies such as the United States Federal Trade Commission (the “FTC”) are very active in oversight of consumer products as they seek to prevent consumer fraud. The FTC may have changing enforcement priorities in this area, for example, the use of expert endorsements/testimonials and environmental marketing claims. Consumer fraud actions, and competitor, regulatory and governmental challenges to product and marketing claims, and class-action lawsuits affecting the Group have the potential to do significant damage to the Group’s reputation and materially and adversely affect the results of its operations and financial condition.
Given the large or indeterminate amounts of damages sometimes sought by claimants, other sanctions that might be imposed (including the Group no longer being able to use key claims) and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome to any litigation, dispute, government or regulatory investigation could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. For more information on the legal proceedings to which the Group has been subject, see “Item 8. Financial Information  — 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings”.
As a foreign private issuer, under the rules and regulations of the SEC, the Group is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE requirements, which may result in less protection than is afforded to investors under rules applicable to US domestic issuers; and if the Company loses its foreign private issuer status in the United States in the future, it may incur significant additional expenses which could have a material adverse effect on the Group’s business, prospects, results of operations and financial condition
The Company will be a “foreign private issuer” in the United States, as such term is defined under the US Exchange Act, and, therefore, the Company will not be required to comply with all the periodic disclosure and current reporting requirements of the US Exchange Act and related rules and regulations, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for US and other issuers. Moreover, the Company will not be required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as US companies with securities registered under the US Exchange Act, although it a may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by US domestic issuers. Under the US Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to the Company on 30 June 2026.
As a foreign private issuer, the Company will be permitted to follow certain home country corporate governance practices instead of those otherwise required by the NYSE for US domestic issuers. For instance, the Company may follow Dutch home country practices with respect to, among other things, composition and function of the committees of its Board, certain quorum requirements and other general corporate governance matters. In addition, in certain instances, the Company may choose to follow its home country law, instead of the NYSE rules applicable to US domestic issuers that would require that the Company obtains shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20 per cent. or more interest in the Company and certain acquisitions of the stock or assets of another company. A foreign private issuer must disclose in its annual reports filed with the SEC each NYSE requirement with which it does not comply followed by a description of its applicable home country practice.
Following the Group’s home country corporate governance practices as opposed to the requirements that would otherwise apply to a US company listed on the NYSE may provide less protection than is afforded to investors under the NYSE rules applicable to US domestic issuers; although the Company’s established practices in the area of corporate governance will be in line with the spirit of the NYSE standards and thus provide adequate protection to investors. The Company does not expect that there will be any significant differences between the Company’s corporate governance practices and the NYSE standards applicable to listed US companies. The Company cannot give any assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available NYSE exemptions that would allow the Company to follow its home country practice.
In the future, the Company would lose its foreign private issuer status if a majority of its shares are owned by US residents and: (i) a majority of its directors or executive officers are US citizens or residents; (ii) more than 50 per cent. of its assets are located in the United States; or (iii) its business is administered principally in the United States. The regulatory and compliance costs to the Company under US securities laws as a US domestic issuer would be significantly more than costs the Company incurs as a foreign private issuer. If the Company is not a foreign private issuer, it would be required to file periodic reports and registration statements on US domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. The Company would also have to mandatorily comply with US federal proxy requirements, and its executive officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the US Exchange Act. Further, the Company would under current SEC rules be required to prepare its financial statements in accordance with US generally accepted accounting principles and modify certain of its policies to comply with corporate governance practices associated with US domestic issuers. In addition, the Company may lose its ability to rely upon exemptions from certain corporate governance requirements of the NYSE that are available to foreign private issuers. Such transition and modifications would involve additional costs and may divert management’s attention from other business concerns, which could have a material adverse effect on the Company’s business, financial condition and results of operations.
Risks Relating to the Demerger
The Group may not achieve any or all of the expected benefits of the Demerger, and the Demerger could adversely impact the Group’s business, results of operations or financial condition
The Group may be unable to realise all the potential benefits that it expects to achieve from the Demerger. These benefits include the Group’s ability to focus on its own strategic and operational plans, cost savings from a lean and efficient company setup, and a more efficient allocation of capital which is expected to increase the Group’s earnings and profitability.
The Group may not achieve these or other anticipated benefits of the Demerger for a variety of reasons. For example, following the Demerger, the Group will no longer benefit from being a fully integrated part of Unilever’s business operations. The Group may lose business opportunities that it previously enjoyed because its customers took into consideration other business opportunities relating to the broader Unilever Group in contracting with it in relation to ice cream. Furthermore, the Group may need to renegotiate with its suppliers and customers and the Group cannot guarantee that the same contractual terms will be maintained for such agreements. There can be no guarantee that when the existing contractual arrangements with these suppliers and customers expire, the Group will be able to obtain pricing and payment terms on the same basis as its previous arrangements, or at all.
If the Group is unable to achieve some or all of the benefits expected to result from the Demerger, or if such benefits are delayed, this could have a material adverse effect on the Group’s business, financial condition and results of operations.
If Unilever fails to perform its obligations under any of the transitional services arrangements that it will enter into with the Group, the Group may be unable to obtain replacement agreements with unrelated parties in a timely manner or on similar terms
The Group will enter into the GTSA, whereby Unilever will provide the Group with certain operational services, including IT infrastructure and support services, financial services and support, operations management services, distribution services, the use of offices and facilities, logistics and supply-chain management. In addition, the Group will also enter into a variety of Local OMAs and manufacturing agreements, pursuant to which Unilever will provide the Group with certain raw and packaging materials for incorporation in, as well as manufacturing services for the production of, ice cream products. If Unilever fails to perform its obligations under any of these arrangements, the Group would need to find substitutes to provide such services, which could be costly and time consuming. Further, there is no guarantee that the Group will be able to obtain replacement agreements with unrelated third parties in a timely manner or on terms that are comparable to its existing arrangements with Unilever. In such cases, the Group may incur proportionately higher costs for these services, or experience disruption to its operations while replacement services are sourced, all of which could have a material adverse effect on the Group’s business, financial condition and results of operations.
The transitional services arrangements that will be entered into between Unilever and the Group may prove to be insufficient for all the Group’s needs following the Demerger
As a fully integrated part of Unilever, the Group has historically relied on Unilever’s resources in relation to, among other things, financial and administrative matters, as well as services related to taxes, legal and contract management, IT, corporate communications, procurement, human resources, internal audit, compliance, real estate, cyber-security, accounting, and financing (including treasury, guarantees, insurance and pension management). Under the GTSA and the Local OMAs, Unilever will continue to provide some of these services to the Group for a maximum period of 30 months from 1 July 2025. However, the services provided by Unilever under the GTSA and the Local OMAs may prove to be insufficient to cover all of the Group’s needs in these areas during the periods these agreements are in effect, or they may not fully capture the organisational and commercial benefits the Group’s business enjoyed as a fully integrated part of Unilever. Any gap or inefficiencies experienced by the Group in relation to the provision of these services by Unilever could have a material adverse effect on the Group’s business, financial condition and results of operations.
The Group has incurred and will continue to incur significant costs in connection with the Demerger and incremental costs as an independent, publicly-traded company
The Group expects the Demerger process to continue to be complex and time-consuming. The Group needs to establish or expand its own corporate functions, including facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions. In particular, the Group will be subject to increased regulatory obligations as a result of being listed, and its Senior Management Team will need to devote a substantial amount of time to ensure that the Group complies with all of these requirements, which may divert their attention from operating and growing the Group’s business. For example, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as regulations subsequently adopted by the SEC and the NYSE, has imposed various requirements on public companies, including rules regarding corporate governance practices. Sarbanes-Oxley requires, among other things, that the Group maintain and periodically evaluate its internal controls over financial reporting and disclosure controls and procedures. The Group and the Senior Management Team will have to perform system and process evaluation and testing of its respective internal controls over financial reporting to allow it and the Group’s reporting accountants to report on the effectiveness of the Group’s internal controls over financial reporting, as required by section 404 of Sarbanes-Oxley.
The Group also needs to make investments or hire additional employees to operate without the same access to Unilever’s existing operational and administrative infrastructure. The Group expects to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the corporate services that Unilever historically provided prior to the Demerger. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than the Group’s estimate, and the timing of the incurrence of these costs is subject to change. Any failure or significant downtime in the Group’s own financial, administrative or other support systems, or in the Unilever financial, administrative or other support systems during the transitional period during which Unilever provides the Group with support, could adversely affect its business, results of operations or financial condition, such as by preventing the Group from paying its suppliers and employees, executing business combinations and foreign currency transactions, or performing administrative or other services on a timely basis.

The Group’s Combined Carve-Out Financial Statements may not necessarily reflect the results that the Group would have achieved as an independent, publicly traded company or may not be a reliable indicator of its future results
Prior to 1 July 2025, the Group did not operate as a stand-alone group. Accordingly, the Combined Carve-Out Financial Statements included in this registration statement do not necessarily reflect what the results of the Group would have been had it operated as a stand-alone group during the period under review. The historical financial information has been derived from Unilever’s historical financial and company information, with certain adjustments being made. In order to reflect the assets, liabilities, income and expenses that fall within the perimeter of the Group, various combination rules as well as a series of assumptions and estimates have been applied.
For example, the Combined Carve-Out Financial Statements include the assets, liabilities, revenue and expenses that the management of Unilever determined are specifically or primarily identifiable as belonging to the Group, as well as certain indirect incurred costs. These allocations have been determined on a basis that both Unilever and the Group consider to be a reasonable reflection of the utilisation of services provided to, or the benefit received by, the Group during the periods presented. The reasonable reflection is primarily based on revenues generated by the Group as compared to Unilever.
Had the Group operated independently during the periods presented, the level of costs incurred would have been different and would have been influenced by a number of factors including the chosen organisational structure, the functions that are outsourced as opposed to performed by employees, and by other strategic decisions taken by the Group. The value of the assets and liabilities the Group assumes in connection with the Demerger could ultimately be materially different from the attributions as calculated by the management of Unilever for the purposes of preparing the Combined Carve-Out Financial Statements, which could adversely affect the Group’s future financial condition and results of operations.
The Group is subject to tax risks due to the Demerger
The Demerger and the grouping of activities and assets that shall form part of the Group were implemented by way of three separate demergers under Dutch law and comparable measures under the laws of other jurisdictions as well as certain carve-out measures. In the course of carrying out the Demerger, a multitude of assets have been transferred. As a general rule, the taxes arising in the course of the Demerger shall be borne by the entity which owes such taxes as the statutory taxpayer. For example, in the event that the Group was separated by way of reverse carve-out measures, the tax burden and risks which result from such measures or relate to the carved out business remain with entities of the Group. It is possible that the envisaged tax treatment of such measures will be challenged by the tax authorities and that additional taxes, for instance income taxes, value-added tax (“VAT”), stamp duties or de-grouping charges, will be assessed, for example due to a denial of certain exemptions or of input VAT-deductions, or a different valuation of the transferred assets, or that loss-carry-forwards will be utilised as a consequence of such measures which could result in a reduction of deferred tax assets.
For a transitional period, there may also be tax inefficiencies associated with the need to initially set up the corporate and/or business structure (including, among others, the conclusion or transfer of customer contracts) and with the transfer of assets in certain jurisdictions. There are some jurisdictions in which the Group will operate via newly-created permanent establishments which need to become registered for tax purposes. While this process is either substantially progressed or has been completed in many instances, there is a risk that in some jurisdictions this process may take longer than expected to complete due to factors beyond the Group’s control. In addition, there may also be tax inefficiencies associated with the interim operating model of the Group for a transitional period in respect of the services or other support provided by Unilever, which are set out in further detail in “Reorganisation and Demerger — Reorganisation”, because such services or other support that is currently being provided by Unilever may no longer be provided on a tax neutral basis pursuant to certain tax grouping or other related party regimes following the Demerger.
As the Group establishes its own core IT environment and transitions its data to its own systems, it may incur substantial additional costs and may suffer temporarily reduced quality of IT services or temporary business interruptions
Under the terms of the GTSA, Unilever will continue to provide certain IT services to the Group, including enterprise applications (including finance, enterprise resource planning, customer relationship management, human resources, procurement and other systems), a core infrastructure (including hosting, networking, voice platform, email and collaboration systems), end-user computing, service integration and management, information security and local IT systems (for use at manufacturing facilities and offices). However, the Group will install and implement its own IT environment to support its critical business functions and will transition the services provided under the GTSA. The Group may incur temporary interruptions in business operations and financing services if it cannot transition effectively from Unilever’s existing transactional and operational systems and infrastructure and the services that support these functions as it replaces these systems with its own. The Group may not be successful in effectively and efficiently implementing its new systems and transitioning its data and it may incur delays in, and substantially higher costs for, implementation than currently anticipated. In particular, the Group is in the process of developing and implementing a global ERP system and other enterprise-wide applications that will upgrade and standardise its information systems. These implementations are expected to occur in phases over the next two to three years. Any delays, challenges or failure to achieve its implementation goals may adversely impact the Group’s operations.
Any interruptions as the Group implements the new systems and replaces part of Unilever’s IT services, or failure to anticipate the necessary readiness and training needs, or the Group’s failure to implement the new systems and replace Unilever’s services effectively and efficiently, could disrupt its business and expose it to liability to third parties, which could have a material adverse effect on its business, financial position and results of operations.
The transfer of certain assets, liabilities or companies contemplated by the Demerger has not yet occurred and may not occur in the timeframe anticipated, or at all
The transfer of certain assets, liabilities or companies contemplated by the Demerger has not yet occurred and may not occur in the timeframe anticipated, or at all.
In order to ensure compliance with applicable law and to obtain necessary regulatory clearance, the transfer of certain assets and the assumption of certain liabilities relating to Unilever’s ice cream business in certain territories will be deferred such that they only occur after the date of Admission (such territories being the “Deferred Territories”).
For example, in India, the transfer of the assets and liabilities of Unilever’s ice cream business is subject to the successful completion of two Indian regulatory processes: the India Demerger, which will transfer Unilever’s ice cream assets and liabilities into Kwality Wall’s India; and the India Tender Offer, which is expected to launch upon the listing on the Indian stock exchanges of Kwality Wall’s India and is a necessary pre-condition to the Group’s acquisition of Unilever’s shares in Kwality Wall’s India. The India Demerger is expected to become effective by early 2026 and the India Tender Offer is expected to complete by the second half of that year. There is no guarantee that the India Demerger and the India Tender Offer will complete in the anticipated timeframe, or at all, and as of the date of this registration statement, the India Demerger remains subject to approval by the National Company Law Tribunal in India, the Securities and Exchange Board of India, the Bombay Stock Exchange and the National Stock Exchange of India.
There can be no assurance that the transfer of the relevant assets and assumption of the relevant liabilities in the Deferred Territories will occur in the timeframe anticipated, or at all. For example, if the Group is not able to obtain necessary governmental approvals or other consents or if there are any unanticipated developments or changes, including changes in laws or regulations, this could prevent assets from being transferred to the Group until such matters can be resolved. Further, effecting the transfers could require more resources than expected, including in the form of expenses and internal management and employee time. In the event transfers are significantly delayed or do not occur, the Group may not realise all of the anticipated benefits of the Demerger, which could adversely affect the Group’s business, results of operations or financial condition.
The Demerger and the agreements between the Group and Unilever were negotiated in the context of an affiliated relationship
The GTSA, OMAs, Local TSAs, IP licensing arrangements and other major agreements with Unilever as well as the Group’s internal policies and procedures for dealing with related parties were negotiated by persons who were, at the time of negotiation, members of the Unilever Group. Accordingly, during the period in which these agreements were prepared, the Company did not have a board of directors or a management team that was separate from, or independent of, Unilever. While the Group has endeavoured to ensure that these arrangements are in line with the market terms for transactions of their type and broadly similar to what would have been obtainable from unaffiliated third parties, such terms, including terms relating to fees, performance criteria, contractual or fiduciary duties, conflicts of interest, limitations on liability, indemnification and termination, may not be as favourable to the Group as otherwise might have resulted if the negotiations had involved unrelated parties from the outset.
If the Demerger does not qualify for its intended US federal income tax treatment, US Shareholders could be subject to tax in connection with the receipt of Shares
The receipt by US Shareholders (as defined under “Item 10. Additional Information — 10.E. Taxation  — Certain US Federal Income Tax Considerations”) of Shares pursuant to the Demerger is intended to qualify for non-recognition treatment for US federal income tax purposes. Unilever has requested a private letter ruling from the U.S. Internal Revenue Service (the “IRS”) and an opinion from its tax advisor to the effect that, among other things, the Demerger will qualify for non-recognition treatment, including for its shareholders, for US federal income tax purposes. The private letter ruling and the opinion of the tax advisor will be based upon and will rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of Unilever and the Company (including those relating to the past and future conduct of Unilever and the Company). If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if Unilever or the Company breach any of their respective representations or covenants contained in any of the Demerger-related agreements and documents or in any documents relating to the private letter ruling and/or the opinion of the tax advisor, such private letter ruling and/or the opinion of the tax advisor may be invalid and the conclusions reached therein could be jeopardised. If the Demerger were determined not to qualify for non-recognition treatment for US federal income tax purposes, each US Shareholder generally would be treated as receiving a distribution taxable as a dividend in an amount equal to the fair market value of the Shares received, as described under “Item 10. Additional Information — 10.E. Taxation — Certain US Federal Income Tax Considerations — Demerger”. For the avoidance of doubt, this risk factor only applies to US Shareholders who receive their Shares pursuant to the Demerger. It does not impact future purchasers of the Shares.
The Group could have significant indemnity obligations to Unilever if the Demerger or the internal restructuring were to fail to qualify for tax-free treatment for US federal income tax purposes
Under the Tax Matters Agreement (as defined under “Item 10. Additional Information — 10.C. Material Contracts — Tax Matters Agreement”), the Company has generally agreed to indemnify Unilever for taxes and related losses it suffers as a result of the Demerger or the internal restructuring failing to qualify as tax-free transactions for US federal income tax purposes if the taxes and related losses are attributable to actions taken by the Group or the Company’s shareholders (“Shareholders”). For example, the indemnity provided under the Tax Matters Agreement will cover taxes and related losses imposed on the Unilever Group attributable to a 50 per cent. or greater change by vote or value in the ownership of the stock of the Company within a two-year period. The amounts payable by the Company to Unilever pursuant to these indemnity obligations could be substantial, which could materially adversely affect its financial position.
The Tax Matters Agreement will restrict the Company’s ability to engage in certain transactions
In the Tax Matters Agreement (as defined under “Item 10. Additional Information — 10.C. Material Contracts — Tax Matters Agreement”), the Company has agreed not to take certain actions that could cause the Demerger or the internal restructuring to fail to qualify for tax-free treatment for US federal income tax purposes. Under the Tax Matters Agreement, the Company will be restricted from engaging in certain acquisition, merger, liquidation, sale, and stock redemption transactions during the two-year period following the completion of the Demerger, unless: (i) the Company obtains a tax opinion from a qualified adviser (or a ruling from the IRS) that such action will not affect the tax-free treatment of the Demerger or the internal restructuring; or (ii) the Company and Unilever agree otherwise. Although the Company does not currently anticipate that these restrictions would have a material adverse impact on the Company, these restrictions may reduce the Company’s ability to engage in certain business transactions that might otherwise be advantageous.

Risks Relating to the Shares
There is no existing market for the Shares and an active trading market for the Shares may not develop or be sustained
Prior to commencement of conditional trading, there has been no public trading market for the Shares. Although the Company intends to apply to: (i) Euronext Amsterdam N.V. for the admission of the Shares to listing and trading on Euronext Amsterdam; (ii) the FCA for the admission of the Shares to the Equity Shares (Commercial Companies) category of the Official List; (iii) the London Stock Exchange for admission to trading on the Main Market; and (iv) the NYSE for the admission of the Shares to listing and trading on the NYSE, the Group can give no assurance that an active trading market for the Shares will develop or, if developed, can be sustained following Admission. If an active trading market does not develop or is not sustained, the liquidity and trading price of the Shares could be materially adversely affected, and investors may have difficulty selling their Shares.
The listing of the Shares in three different jurisdictions may adversely affect the liquidity and price of the Shares
The Shares will be admitted to listing and trading on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange. The Company’s multiple listings may adversely affect liquidity and trading prices for the Shares on one or more of the exchanges as a result of circumstances that may be beyond the Group’s control. For example, the multiple listings may increase share price volatility as trading will be split between three markets, resulting in less liquidity on each exchange than if the Shares were listed on only one or two exchanges. Different liquidity levels, trading volumes, market conditions and regulatory conditions (including the imposition of capital controls) on the exchanges may result in different prevailing prices. Any decrease in the price of the Shares on one exchange could cause a decrease in the trading price of the Shares on another exchange. Investors could seek to sell or buy the Shares to take advantage of any price differences between the markets through a practice known as arbitrage. Any arbitrage activity could create unexpected volatility in both the prices and the volumes of the Shares available for trading on the exchanges. In addition, investors may not be able to sell or buy the Shares on an exchange in case of a technological malfunction or other failure, which may increase the risk of arbitrage activities.
The value of the Shares may fluctuate significantly
The value of the Shares may fluctuate significantly as a result of a large number of factors, including, but not limited to, those referred to in this “Item 3. Key Information — 3.D. Risk Factors”, as well as period-to-period variations in operating results or changes in revenue or profit estimates by the Group, industry participants or financial analysts. The value of the Shares could also be affected by developments unrelated to the Group’s operating performance, such as the operating and share price performance of other companies that investors may consider comparable to the Group, speculation about the Group in the press or investment community, strategic actions by competitors, including acquisitions and/or restructurings, changes in market conditions and regulatory changes in any number of countries, whether or not the Group derives significant revenue therefrom.
The Shares will not be eligible for inclusion in the FTSE UK Index Series Indexation (which includes the FTSE 100, FTSE 250, FTSE 350 and FTSE All-Share indices). As a result, certain institutional investors and index-tracking funds that base their investment decisions on index inclusion may be less likely to invest in the Shares. This exclusion could reduce demand for the Shares, which could negatively impact their trading price, trading volumes, and overall liquidity. Consequently, the Shares could be less attractive to a broader range of investors, and the market price of the Shares could be adversely affected.
The market price of the Shares could be negatively affected by sales of Shares, or the perception that such sales could occur
Following Admission, Unilever will own approximately          per cent. of the Company’s issued share capital. Some Shareholders, including some of the Company’s larger Shareholders, such as Unilever, may sell their Shares for a variety of reasons, including, among others, the Group’s business profile or market capitalisation as a stand-alone company, changes in such shareholders’ investment objectives, or a determination by such Shareholders that holding Shares is impractical or difficult due to listing, tax, or other considerations. Shareholders (other than Unilever) will not be subject to lock-up arrangements post the Demerger. The sale of a substantial number of Shares by Unilever in the public market, or the perception that these sales may occur, may depress the market price of the Shares and could impair the Company’s ability to raise capital through the issuance of additional Shares or negatively impact the market price of Shares.
The issuance of additional Shares in connection with future acquisitions, any share incentive or share option plan or otherwise may dilute other shareholdings
The rights of Shareholders are governed by Dutch law, the Company’s articles of association as they will be in effect following amendment effective as of the Demerger (the “Articles of Association”) and other internal rules. In the event of an increase in the Company’s share capital, Shareholders are generally entitled to full pre-emptive rights unless these rights are limited or excluded either by virtue of Dutch law, by a resolution of the general meeting (the “General Meeting”) at the proposal of the Company’s board of directors (bestuur) (the “Board”), or by a resolution of the Board (if the Board has been designated by the General Meeting or the Articles of Association for this purpose). The Board is expected to be designated by the General Meeting prior to Admission, for a period of          following Admission, to issue Shares or grant rights to subscribe for Shares in the capital of the Company and to limit or exclude the pre-emptive rights. Pursuant to this designation, the Board may resolve to issue Shares or grant rights to subscribe for Shares up to a maximum of          per cent. of the number of Shares issued as of the date of Admission and to limit or exclude pre-emptive rights in relation thereto.
The Group may seek to raise financing to fund future acquisitions and other growth opportunities, to invest in its business, or for general corporate purposes. The Company may, for these and other purposes, such as in connection with share incentive and share option plans, issue additional Shares or securities convertible into Shares. As a result, Shareholders may suffer dilution in their economic and voting rights, or the price of the Shares may be adversely affected. Upon liquidation, holders of any debt securities issued, and lenders with respect to other borrowings, would receive a distribution of the Company’s available assets prior to the holders of the Shares. Any debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. The Company’s decision to issue equity securities in any future offering will depend on market conditions and other factors beyond the Company’s control, which may adversely affect the amount, timing and nature of the Company’s future offerings.
Shareholders may not receive dividends or other distributions from the Company
The Group’s financial condition and results of operations are dependent on its trading performance. There can be no assurance that the Company will pay dividends or make other payments to shareholders in the future. Any decision to declare and pay dividends or make other payments to shareholders in the future will be made at the discretion of the Board and will depend on, amongst other things, applicable law, regulation, restrictions, the Group’s financial position, regulatory capital requirements, working capital requirements, finance costs, general economic conditions and other factors the Board deems significant from time to time.
Under Dutch law, the Company may only pay a dividend or make another payment to its shareholders after the adoption of the annual accounts by the General Meeting that show that the dividend or payment is allowed, or, in the case of an interim dividend, it appears from an interim statement of assets signed by the Board. Such a dividend or payment will only be allowed under the Dutch Civil Code to the extent that the Company’s equity exceeds the sum of the paid-up and called-up share capital, increased by the reserves required to be maintained by either Dutch law or the Articles of Association. Once the annual accounts are available, the Board will determine whether the Company is able to, or should (in its discretion), make distributions in accordance with Dutch law. As the Company is a holding company with no business operations of its own, its ability to satisfy these requirements and pay dividends and make other payments to its shareholders will therefore depend on the future profitability of operating subsidiaries within the Group and the ability to distribute or dividend profits from those operating subsidiaries up the Group structure to the Company. For further information, see “— The Company is a holding company with no business operations of its own and depends on its subsidiaries for cash, including in order to pay dividends and make other payments to shareholders”.

The Company is a holding company with no business operations of its own and depends on its subsidiaries for cash, including in order to pay dividends and make other payments to shareholders
The Company is a group holding company with no independent operations and is dependent on earnings and distributions of funds from its operating subsidiaries for cash, including in order to pay dividends and make other payments to Shareholders. The amount and timing of such distributions to the Company from its operating subsidiaries will depend on the laws of those operating subsidiaries’ respective jurisdictions, their operating performance, as well as any financing arrangements entered into by them which restrict their ability to make distributions.
The rights and responsibilities of Shareholders are governed by Dutch law and will differ in some respect from the rights and obligations of shareholders under the laws of other jurisdictions and the shareholder rights under Dutch law may not be as clearly established as the rights of a shareholder established under the laws of some other jurisdictions
The Company will exist under the laws of the Netherlands as a public limited liability company (naamloze vennootschap). Accordingly, the Company’s corporate structure as well as the rights and obligations of its Shareholders may be different from the rights and obligations of shareholders of companies incorporated or organised under the laws of other jurisdictions. For example, resolutions of the General Meeting may be taken with majorities different from the majorities required for adoption of equivalent resolutions in companies organised under the laws of other jurisdictions. Additionally, in fulfilling their responsibilities, the Board must act in the interest of the Company and the business connected with it and give specific attention to the relevant interests of all the Company’s stakeholders, which in addition to Shareholders includes customers, employees, lenders and suppliers. Any action to contest any of the Company’s corporate actions must be filed with, and will be reviewed by, a Dutch court, in accordance with Dutch law. As such, the exercise of certain rights by Shareholders outside the Netherlands may be more costly than the exercise of rights in a company organised under the laws of other jurisdictions.
In particular, in the case of a future issuance of new Shares, Shareholders are generally entitled to full pre-emptive rights unless these rights are limited or excluded either by virtue of Dutch law, by a resolution of the General Meeting at the proposal of the Board, or by a resolution of another corporate body authorised by the General Meeting or the Articles of Association for this purpose for a specified period not exceeding five years. The Board is expected to be designated by the General Meeting prior to Admission for a period of          following Admission to limit or exclude pre-emptive rights subject to the limits as set out in this registration statement. The securities laws of certain jurisdictions may restrict the ability of Shareholders in those jurisdictions to exercise their pre-emptive rights for new Shares unless the Company complies with local requirements. If these Shareholders are not able to exercise pre-emptive rights, then they may not receive the economic benefit of such rights and could suffer dilution.
Overseas Shareholders may face currency exchange risks by investing in the Shares
The Shares are, and any dividends to be paid in respect of the Shares will be, denominated in euro. An investment in the Shares by an investor whose principal currency is not euro exposes the investor to currency exchange rate risk that may impact the value of the investment in the Shares or any dividends.
If the Shares are not eligible for deposit and clearing within the facilities of DTC, then transactions in its securities may be disrupted
The facilities of The Depository Trust Company (“DTC”) are a widely-used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. The Company expects that, upon Demerger, the Shares allotted in the Demerger will be eligible for deposit and clearing within the DTC system. However, DTC is not obligated to accept the Shares for deposit and clearing within its facilities on Demerger and, even if DTC does initially accept the Shares, it will generally have discretion to cease to act as a depository and clearing agency. If DTC determines at any time that the Shares are not eligible for continued deposit and clearance within its facilities, the Company believes that the Shares may not be eligible for continued listing on a securities exchange, and trading in the Shares may be disrupted. While the Company would pursue alternative arrangements to preserve its listings and maintain trading at the relevant securities exchanges, any such disruption could have a material adverse effect on the price of the Shares and unless and until an alternative is achieved, a material adverse effect on liquidity.
If securities or industry analysts cease publishing research or reports on the Company’s business or if any such analysts publish inaccurate or unfavourable research about the Company’s business, the trading volume and price of the Shares could decline
The trading market for the Shares will be affected by the research and reports that securities or industry analysts publish about the Company’s business or industry. If one or more of the analysts covering the Company recommends selling the Shares or publishes inaccurate or unfavourable research about the Company’s business or industry, the price of the Shares could be adversely affected. If one or more of the analysts ceases publishing research or reports on the Company’s business or industry or fails to publish research or reports on the Company regularly, there could be a decline in demand for the Shares, which could cause their price and trading volume to be adversely affected.
ITEM 4:   INFORMATION ON THE COMPANY
4.A.   HISTORY AND DEVELOPMENT OF THE COMPANY
General Corporate Information
The Company was incorporated as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands, with its corporate seat in Amsterdam, The Netherlands, and registered with the Dutch Chamber of Commerce under number 97035467. The Company was incorporated on 15 April 2025 under the name The Magnum Ice Cream Company B.V. Shortly prior to Admission, the Company will be converted into a public company with limited liability (naamloze vennootschap) under the laws of the Netherlands and its legal and commercial name will be The Magnum Ice Cream Company N.V. Following the Demerger, the principal activity of the Company will be to act as the ultimate holding company of the Group. The Company is domiciled in the Netherlands with its registered and head office at Reguliersdwarsstraat 63, 1017 BK Amsterdam, The Netherlands (Tel.         ). The Company’s legal entity identifier is         . The Company’s website is         . The information on the Company’s website does not form part of this registration statement.
History and Development of the Company
In 1913, an entrepreneurial butcher named Thomas Wall decided to counteract the summer dip in sales of sausages by branching out into selling ice cream. World War I put his idea on hold. But when Lever Brothers Ltd purchased the business in 1922 and large commercial freezers began arriving from the United States, the Wall’s ice cream brand, and Unilever’s ice cream business, were brought to life.
Over the next century, the Group continued to expand through a combination of organic growth and strategic acquisitions, focusing primarily on in-home consumption, and cementing its position as a global market-leader. The following graphic provides an overview of important events in the development of the Group’s business:

On 1 July 2025, the Group will be established as a stand-alone corporate group within the Unilever Group, becoming the world’s largest pureplay ice cream group.
Capital Expenditure and Divestitures
See “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Capital Expenditure”.
Public Information
See “Item 10. Additional Information — 10.H. Documents on Display”.
4.B.   BUSINESS OVERVIEW
Item 4.B. should be read in conjunction with “Presentation of Financial and Other Information — Market and Industry Data” for further information on the use of market and industry data in this registration statement.
Key Highlights
The Group is a global market-leader in ice cream across developed and emerging markets, operating in 80 countries. Accounting for approximately 20 per cent. of the global retail ice cream market in 2024, the Group is the largest ice cream company by retail sales in the world.1 It is number one by retail sales in nine of

1
Company analysis based on Euromonitor, Snacks 2025 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices, adjusted for economic ownership of brands in each market.

its ten largest markets (being the United States2, Turkey, Germany, the United Kingdom, Mexico, Italy, France, the Philippines and Indonesia) and number three in China.3
With a rich history spanning over a century, the Group has built a portfolio of household names, including global power brands: The Heart Brand (an “umbrella” brand with numerous well-known sub-brands), Magnum, Ben & Jerry’s and Cornetto, and local heroes, such as Breyers, Klondike and Popsicle. Through its brand portfolio, the Group offers ice cream products addressing the full value spectrum, and all consumption occasions and demand moments, offering tastes and product formats specifically curated to regional consumer preferences.
The Group owns, manufactures and sells ice cream brands and products that are tailored for both in-home and out-of-home consumption. The Group’s strong positions in both categories are supported by its fleet of approximately three million freezer cabinets, including over 60,000 AI-equipped smart freezer cabinets. In 2024, the Group had a leading position by retail sales across most of the top five retailers in its key markets, including Walmart, Rewe, Tesco and Albertsons.4 Additionally, the Group had a leading position by retail sales in 9 of the 13 leading global digital commerce platforms, including Walmart, DoorDash, UberEats and Amazon.4
Technology is at the core of the Group’s strategy to engage with consumers across all consumption occasions. Its marketing model focuses on demand creation, and is based on a deep understanding of consumer occasions and local dynamics, complemented by dynamic benchmark pricing. The Group utilises an AI-powered, social-first activation strategy to generate relevant advertising content at speed. Its innovation focus, supported by 12 RD&I centres and underpinned by a comprehensive innovation ecosystem, enables the Group to consistently deliver product, packaging and process improvements, and maintain a competitive edge in a rapidly evolving marketplace.
The Group’s global operations are supported by an end-to-end supply chain and production footprint, consisting of 30 manufacturing facilities, over 200 distribution centres, 350 production lines and more than 2,150 distributors, across six continents. Its global scale of production and supply chain provide significant economies of scale and agility, and enable local-for-local production and distribution.
The Group organises its business into four geographic regions: (i) Europe and Australia and New Zealand (“ANZ”); (ii) Americas; (iii) Asia; and (iv) Middle East, Turkey and South Asia (“METSA”). For the purpose of financial reporting, such regions are aggregated into three reportable segments of:
•
Europe and ANZ: representing Europe (which includes the United Kingdom and Ireland), Australia and New Zealand;

•
Americas: representing North America and South America; and

•
Rest of the World (RoW): representing Africa, Asia and the Middle East (which includes Turkey).

The operating segments, METSA and Asia, are combined into the RoW reportable segment due to their economic similarities and shared key business characteristics.
The Group was recently reorganised and established as a stand-alone corporate group within the Unilever Group. Since 1 July 2025, the Group has operated separately from Unilever, apart from certain areas where Unilever continues to provide services through transitional services agreements, which are expected to continue for a maximum period of 30 months from 1 July 2025, unless the Group terminates them earlier. This period includes a three-month ramp down phrase. In addition, the transfers of certain assets, liabilities, and companies that formed part of Unilever’s global ice cream business to the Group have been deferred until after the Demerger and Admission, in order to comply with applicable law and to obtain necessary regulatory clearances. For more information on the Reorganisation and related matters, see “Reorganisation and Demerger”.

2
Company analysis based on NIQ FY24 Data (US)

3
Company analysis based on Euromonitor, Snacks 2025 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices (excluding US).

4
NIQ FY24 Data.

Market Overview
This section includes information sourced from various third parties. For further information on the treatment of third-party information and statements based on the Group’s own estimates, insights, opinions or proprietary information, see “Presentation of Financial Information and Other Information — Market and Industry Data” above.
This section describes the characteristics, market developments, key trends and competitive landscape in the global ice cream market. The historical growth rates in this section have been presented based on financials translated to euro at prevailing exchange rates in each year unless otherwise specified. The forecast growth rates in this section have been presented based on constant 2024 exchange rates unless otherwise specified. Market size data is based on the manufacturer selling price (“MSP”) i.e. sales at ex-factory price, calculated exclusive of sales tax, VAT, retailer, and wholesaler mark-ups and other customary adjustments. The figures presented throughout this section reflect sales at MSP unless indicated otherwise.
Within this section, unless specified otherwise, any references to market size (global, regional or segmental) are presented in euro based on the average exchange rates between local currencies and euro in 2024. Similarly, unless specified otherwise, any references to market growth (global, regional or segmental) are presented on a 2024 FX basis.
Global Ice Cream Market Overview
The global ice cream market is estimated at €75 billion as of 31 December 2024.5
The Group estimates the global ice cream market to have grown at a compound annual growth rate (“CAGR”) of 3.7 per cent. in the ten-year period from 2014 to 2024.6 Historical growth has been relatively stable, with an exception in 2020, when lockdown measures from the Covid-19 pandemic led to a notable drop in ice cream sales particularly in certain emerging market countries. Thereafter, however, the global ice cream market resumed positive growth, surpassing the prior peak in 2019 by 2022, and continued to grow in each of 2023 and 2024.
Looking ahead, the Group expects the global ice cream market to grow at a CAGR of 3 to 4 per cent. in the five-year period between 2024 and 2029, to reach a total value of approximately €90 billion.7 Drivers for growth are expected to differ across markets, some of which are described in this section.
In the Group’s view, the global ice cream market forms part of the wider global “snacking occasions” market, which includes products that consumers seek out on various consumption occasions, and which often include ice cream. The Group includes in this category: savoury snacks; confectionery; sweet biscuits; snack bars; and fruit snacks, and estimates this market to be worth around €470 billion as of 31 December 2024.8

5
Total 2024 market size of €75 billion partially based on Company analysis of Euromonitor, Snacks 2025 edition, Retail Value Sales (MSP) in EUR, y-o-y ex. rates, current prices.

6
Company’s projection based on analysis of Euromonitor, Snacks 2025 edition, Retail Value Sales (MSP) in EUR, y-o-y ex. rates, current prices. CAGR data based on retail and foodservice sales combined.

7
Company’s projection based on analysis of third-party market data.

8
Total 2024 market size of €470 billion partially based on Company analysis of Euromonitor, Snacks 2025 edition, Retail Value Sales (MSP) in EUR, y-o-y ex. rates, current prices.

The Global Ice Cream Market
(€ Billion)
xx% CAGR
3-4%
52
61
56
59
68
72
75
90
2014
2019
2020
2021
2022
2023
2024
2029F

Source: Includes foodservice. Company analysis of third-party market data.
Key Elements of the Global Ice Cream Market
Geography
The key regions for the Group in terms of ice cream sales are: (i) Europe and ANZ, representing Europe (which includes the United Kingdom and Ireland), Australia and New Zealand; (ii) Americas representing North America and South America; and (iii) Rest of the World (RoW), representing Africa, Asia and the Middle East (which includes Turkey).
•
Europe and ANZ ice cream market accounted for €24.8 billion of sales in 2024, or 33 per cent. of the global ice cream market.9

•
Americas ice cream market accounted for €25.0 billion of sales in 2024, or 33 per cent. of the global ice cream market.9

•
RoW ice cream market accounted for €25.2 billion of sales in 2024, or 34 per cent. of the global ice cream market.9

Globally, the countries which represent the Group’s ten largest national markets (the United States, Turkey, Germany, the United Kingdom, Mexico, Italy, China, France, the Philippines and Indonesia)10 are estimated to account for €37 billion of ice cream sales in 2024, representing approximately 50 per cent. of the global ice cream market.9

9
Includes foodservice. Company analysis partially based on Euromonitor, Snacks 2025 edition, Retail Value Sales (MSP) in EUR, y-o-y ex. rates, current prices.

10
The Group’s top ten markets are based on the Group’s FY2023 revenue.

Income
The Group also considers the global ice cream market in two categories based on per capita income: (i) developed markets; and (ii) emerging markets.11
•
Developed markets — according to Company analysis, the ice cream market in developed markets accounted for €49 billion of sales in 2024 (approximately 65 per cent. of the global ice cream market). This market is estimated to have grown at a CAGR of 4.4 per cent. from 2014 to 2024 and is forecast to grow at a CAGR of 2 to 3 per cent. from 2024 to 2029.12

•
Emerging markets — according to Company analysis, the ice cream market in emerging markets accounted for €26 billion of sales in 2024 (approximately 35 per cent. of the global ice cream market). The market is estimated to have grown at a CAGR of 2.6 per cent. from 2014 to 2024 and is forecast to grow at a CAGR of 5 to 6 per cent. from 2024 to 2029.12

Developed and emerging markets have significantly different ice cream consumption patterns. On average, per capita ice cream consumption in 2024 was 8.2 litres across developed markets compared with 1.3 litres across emerging markets.13 Retail outlet density is also significantly different across these markets, with 216 outlets per million people across developed markets compared with 146 outlets per million people across emerging markets.14
Number of Retail Outlets, 2024
per million people
Consumption
The ice cream market can be segregated into two primary consumption categories: (i) products targeted for in-home consumption; and (ii) products targeted for out-of-home consumption.
In-home
In-home consumption represents products targeted for in-home consumption are generally intended to be consumed at home through multiple servings, such as ice cream tubs, pints and multi-packs of ice cream

11
The Group defines developed markets to consist of countries with per capita GDP of at least $35,000 for 2024 on 2024 average exchange rates, based on IMF data, and emerging markets to consist of the remaining countries.

12
Company’s projection based on analysis of third-party market data.

13
Company analysis based on third-party market data.

14
Company analysis of Global Data, Euromonitor and IMF market data.

cones, ice cream sticks and ice cream bars. These products are distributed mainly through a broad range of organised modern trade retail customers, including supermarkets, grocery stores, club stores, other retailers and digital commerce platforms.
According to Company analysis, in-home represented €31.1 billion by sales in 2024 (approximately 41 per cent. of the global ice cream market).15 The category is estimated to have grown at a CAGR of 3.8 per cent. from 2014 to 2024 and is forecast to grow at a CAGR of approximately 3 per cent. from 2024 to 2029.15
Out-of-home
Out-of-home consumption represents products targeted for out-of-home consumption are generally intended to be consumed “on-the-go” through a single serving, including ice cream sticks, bars and cones. These products are distributed mainly through a broad range of smaller retailers, including newsagents, food service outlets, gas stations, leisure centres, and convenience stores.
According to Company analysis, out-of-home represented €40.6 billion by sales in 2024 (approximately 54 per cent. of the global ice cream market).15 The category is estimated to have grown at a CAGR of 2.9 per cent. from 2014 to 2024 and is forecast to grow at a CAGR of 3 to 4 per cent. from 2024 to 2029.15
Market Size
Digital commerce
Over the past decade, digital commerce has emerged as a rapidly growing and increasingly important avenue for the sale of ice cream products targeted for both in-home and out-of-home consumption. Digital commerce represents the distribution of products through a range of online retail customers, broadly grouped into three categories:
•
Omnichannel, pureplay and rapid grocery delivery: Distribution of ice cream products as a part of rapid or planned grocery home delivery, achieved through partnership with retailers and pure-play delivery providers. Examples include the online delivery services of Walmart, Kroger, Tesco, Amazon and Leclerc; and quick commerce platforms like Zepto, PandaMart and Flink.

15
Company’s projection based on analysis of third-party market data.

•
On-demand meal delivery: Distribution of ice cream products as an add-on with meal delivery, achieved through partnership with meal delivery services. Examples include UberEats, JustEat Takeaway, DoorDash and Quick Service Restaurant (“QSR”) applications; and

•
On-demand ice cream delivery: Distribution of ice cream products through virtual stores. Examples include Grab, Swiggy, iFood, Pinduoduo and Meituan.

According to Company analysis, digital commerce accounted for €3.4 billion of ice cream sales in 2024 (approximately 4 per cent. of the global ice cream market). The digital commerce market is estimated to have grown at a CAGR of 26.6 per cent. from 2014 to 2024 and is forecast to grow at a CAGR of 8 to 10 per cent. from 2024 to 2029.16 Given higher expected growth than the overall market, the Group believes that digital commerce will become an increasingly important avenue for the sale of ice cream.
Price
The global ice cream market can be segmented by the price positioning of each specific product. Although the segmentation is highly dependent on individual market and price points of other products in the broader snacking categories, the Group categorises ice cream products into the following three segments:
•
Value: Defined as ice cream products priced at 80 per cent. or below the estimated average ice cream price of the relevant country;

•
Mainstream: Defined as ice cream products priced between 80 per cent. and 120 per cent. of the estimated average ice cream price of the relevant country; and

•
Premium: Defined as ice cream products priced at a minimum of 120 per cent. above the estimated average ice cream price of the relevant country.

Key Market Growth Drivers
As mentioned above, the Group expects the global ice cream market to grow at a CAGR of 3 to 4 per cent. in the five-year period between 2024 and 2029, with higher growth expected in emerging markets as compared with developed markets.16
However, given that each national and regional market is characterised by distinct macroeconomic and demographic conditions, as well as consumption patterns and competitive dynamics, the Group expects that the medium-term growth for each market will be driven by different factors. Some, but not all, of the drivers that are expected to affect growth in the global ice cream market include:
•
Rising disposable income: Globally, countries experience a wide range of ice cream consumption per capita, and based on Company analysis, this is positively correlated with GDP per capita. Based on a sample group of developed markets including Australia, Germany, Sweden, the United Kingdom and the United States, average per capita ice cream consumption was 11.7 litres in 2024, whereas a group of emerging markets including Brazil, India, Indonesia, Mexico and the Philippines had an average per capita ice cream consumption of 0.9 litres in the same year.16 The Group believes that rising income levels will be a factor in increasing per capita ice cream consumption for the relevant markets.

•
Increasing penetration of fridge freezers: According to Company analysis, certain markets, particularly emerging markets with lower income, have seen ice cream consumption rising consistently with increasing penetration of fridge freezers in households. As an example, in India, per capita ice cream consumption rose from 0.2 litres to 0.8 litres between 2010 and 2024, while fridge freezer penetration rates increased from 17 per cent. to 47 per cent. in the same period.16 The Group believes that this effect will continue to have a positive impact on certain markets’ ice cream consumption trajectory.

•
Growth in ice cream freezer cabinets: According to Company analysis, estimated out-of-home ice cream consumption is positively correlated with the number of retail outlets per 1,000 people, based on a sample

16
Company’s projection based on analysis of third-party market data.

of ten selected emerging and developed markets.17 More concretely, the Group believes that growth in ice cream freezer cabinets will result in greater availability of products, leading to additional out-of-home consumption.
•
Digital commerce platforms: In the past decade, the proliferation of online delivery platforms, and in particular, the “quick commerce” platforms that allow consumers to order fast grocery delivery, as well as food delivery platforms that offer ice cream as part of the menu, have caused digital commerce to become the fastest growing market for ice cream. The Group expects that the speed and convenience of ice cream delivery through these platforms will contribute to creating new consumption occasions and bring incremental growth to the category.

•
Premiumisation: According to Company analysis, amongst a sample of 18 developed markets, the “premium” ice cream segment expanded disproportionately from 2016 to 2024, thereby increasing share in the overall ice cream market from 36 per cent. to 41 per cent.18 The Group expects that growing consumer willingness to pay higher prices for higher quality products, particularly in developed markets, is expected to support growth in the value of the ice cream market by raising per-unit price of ice cream consumed.

•
New consumption occasions: Changing lifestyles and preferences have led to the emergence of new consumption occasions, such as on-the-go consumption, late night snacking and premium indulgence experiences. The enduring impulse purchase nature of ice cream supports consumption, which is further enhanced by its emergence as a snacking and dessert option.

Global Ice Cream Category Competitive Landscape
The following sub-section provides the Group’s view on the competitive landscape of the Ice Cream market. Market share data is based on the Retail Sales category and excludes the foodservice category due to data availability. Market share data is sourced from Euromonitor through December 2024 and has been adjusted in accordance with Management’s assessment of the economic ownership of brands within specific markets.
Competitive Landscape
The ice cream industry is highly competitive and dynamic, with an emphasis on quality, taste, price, brand, reputation, brand differentiation, variety of products, advertising, product packaging and design, supermarket and grocery shelf space and out-of-home distribution capabilities through freezer cabinets. Success in the market is also predicated on continuous innovation and ability to create new consumption occasions.
The global ice cream market has few global competitors that are solely focused on ice cream, with the top two companies globally representing 30 per cent. of total retail sales.19
The Group’s largest competitor globally primarily offers ice cream products through licence agreements and private label manufacturing. While global multi-category consumer packaged goods companies also operate within the ice cream industry, they do so at a more limited scale, and in some cases through partnership agreements.
In specific regions, the Group also competes with local companies, as well as private label offerings.
The graphic below sets out the share of global ice cream sales by key company for 2024.

17
Company analysis based on analysis of third-party market data.

18
Company analysis based on analysis of third-party market data.

19
Company analysis based on Euromonitor, Snacks 2025 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices, adjusted for the economic ownership of manufacturing in each market where a brand has split ownership globally between multiple economic owners.

Source: Company analysis based on Euromonitor, Snacks 2025 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices, adjusted for the economic ownership of manufacturing in each market where a brand has split ownership globally between multiple economic owners.
Note:
(1)
Next largest competitor share reflects branded products, excluding private label manufacturing sales.

Competitive Strengths
The Group believes it benefits from the following key competitive strengths:
Largest ice cream company in the world with strong positions in each of its regions
The Group is the largest ice cream company in the world. Based on Euromonitor and management estimates, the Group had a global market share of 20 per cent. in 2024 (based on RSP sales), compared with the largest competitor which had an estimated market share of 11 per cent.20 The Group estimates that the remaining global ice cream market is fragmented, spread between divisions of multinational snacking and confectionary companies, and a long tail of local competitors.
The Group also has a strong market position at regional and national levels. On a regional level, based on market data and management estimates, the Group had a leading position by retail sales in each of its key geographic regions: Americas (18 per cent. market share), Europe and ANZ (31 per cent. market share) and RoW (11 per cent. market share) in 2024.21 On a national level, the Group estimates that it was number one by

20
Company analysis based on Euromonitor, Snacks 2025 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices, adjusted for economic ownership of brands in each market.

21
Euromonitor, Snacks 2025 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices.

retail sales in nine of its top ten markets in 2024, including the United States22 and Mexico in Americas; Germany, the United Kingdom, Italy and France in Europe and ANZ; and Indonesia, the Philippines and Turkey in RoW.23
Whilst the global ice cream market includes local markets with distinct competitive dynamics, there is no other company with the breadth and depth of presence that the Group has, as demonstrated by the Group’s global market share. The Group believes that its market position underscores its strength in the ice cream industry and enables it to pursue growth and productivity strategies that would otherwise not be feasible.
Over 100 years of ice cream expertise and heritage
The Group has a history spanning over a century, starting from the founding of Breyers in 1866. Many of its brands have heritage of several decades, including Wall’s (1922), Cornetto (1959), Twister (1982), Ben & Jerry’s (1978) and Magnum (1989). Additionally, the Group also has a long history expanding into international markets, such as its expansion into Malaysia in 1980 and Turkey in 1990.
Throughout its history, the Group has led innovation on the product category which has influenced when and how ice cream is consumed worldwide today. The Group’s innovation track-record started early in its history, with the introduction of Popsicle as a frozen, flavoured ice snack on a stick that could be consumed without a utensil. In the 1980s and 1990s, Ben & Jerry’s drove growth in the market for premium ice cream offered in pint-sized and smaller containers, which have subsequently become a staple in supermarkets worldwide.
The Group believes that its long history of innovation in the global ice cream market and its strong heritage brands spanning multiple decades gives it a strong brand recognition and loyalty across generations.
Four global power brands representing full spectrum of consumption occasions
The Group’s four global power brands — The Heart Brand, Magnum, Ben & Jerry’s and Cornetto — comprise four of the top five brands globally by retail sales in 2024.24 These four brands form the core of the Group’s operations worldwide and allow the Group to cater to a variety of consumption occasions by targeting distinct price points, formats and flavours.
The Heart Brand, the Group’s largest brand, operates as a brand family which encompasses a number of sub-brands in a wide range of formats, price points, flavours and branding. This ranges from Carte d’Or, known for its tubs for in-home consumption, to Calippo, which uses a frozen push-up design with refreshing fruit flavours, to Golden Gaytime, an iconic Australian ice cream with a combination of toffee and vanilla ice cream on a wooden stick. Together, the Group’s four global power brands significantly contribute to revenue across the Group’s geographic regions and enable the Group to meet the full spectrum of tastes, product formats, occasions and price points in each of the markets in which it operates.
The Magnum brand, positioned in the premium price segment, is predominantly consumed out-of-home. It is known for its thick chocolate coating with the signature cracking when bitten into, which adds to the indulgent experience for consumers. Magnum is also driving category growth through bite-size formats, such as Bon Bons, expanding desirability and occasions.
While Ben & Jerry’s is also priced in the premium segment; unlike the Magnum brand, it focuses on in-home consumption through the pint format, and is distinguished by its chunky, indulgent ice cream with bold flavours. Its use of candy, cookies, sauces and rich bases, as well as its whimsical and pop culture-driven branding, contributes to its appeal to consumers.

22
Company analysis based on NIQ FY24 Data.

23
Company analysis based on Euromonitor, Snacks 2025 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices (excluding US).

24
Company analysis partially based on Euromonitor, Snacks 2025 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices. The Heart Brand is not listed as a global brand name in Euromonitor’s data and its position is calculated based on the Group’s internal classification.

Cornetto, known for its wafer cone format with the distinct chocolate-filled tip at the bottom of the cone, with aerated, soft ice cream texture, is primarily consumed out-of-home. Cornetto is positioned as an accessible, everyday treat, straddling between mainstream and premium price segments.
Portfolio of best-in-class brands, including local and specialty brands
The breadth of the Group’s brand portfolio is further enhanced by a range of specialty and local brands. These brands complement the four global power brands in the relevant geographies and/or for particular consumption occasions, and allow the Group to capture a broader segment of overall ice cream demand.
The Group’s locally focused brands include brands with significant heritage and recognition in their respective markets. For example, Breyers and Popsicle are both iconic brands in the United States with a century of heritage, focusing on in-home and out-of-home consumption, respectively. Weis is an Australian brand founded in 1957 which is known for its fruit and cream bars.
The Group’s specialty brands focus on distinct demand characteristics, consumption occasions or consumer demographics. For example, in the United States, Yasso is known for pioneering Greek yogurt bars that combine indulgent flavours with better-for-you nutritional values. Founded in 2009, Yasso was the first brand to market in this category and has led a rapid expansion of the category. The Group acquired the brand in 2023 and believes there is significant potential to expand the brand internationally.
Talenti, which launched in 2003 and was acquired by the Group in 2014, is a specialty brand distinguished by a traditional Italian gelato-making techniques, where ingredients are slow cooked in small batches, which results in a dense, velvety texture that sets it apart from conventional ice cream. More recently, Talenti launched products which feature multiple layers, known as “Talenti Layers”, which requires a specialised production technique. Whilst the brand is currently focused on the United States, the Group believes that there is potential to expand the footprint of the brand to other premium ice cream markets.
Through its four global power brands and its specialty and local brands, the Group believes that it has a best-in-class portfolio of owned brands in the global ice cream market. Unlike its largest competitor, which primarily licenses its brands, the Group primarily operates through owned brands. The Group believes that its ownership of brands allows it to test and introduce new products quickly, further improving its ability to set industry trends and both influence and adapt to changing consumer preferences.
Market-leading capabilities and innovation
The Group boasts a rich portfolio of intellectual property, including approximately 1,000 patent cases, more than 150 research agreements, 71 trade secrets and 125 registered designs. The Group believes that its scientific expertise and intellectual property portfolio leads to leading capabilities for production, selling systems, packaging and assembly, each of which contributes to its competitive strength.
In particular, product innovation and specialised manufacturing capabilities are at the core of the Group’s strengths. This ranges from its expertise in using premium ingredients and blending to create unique flavour combinations consistently, to microstructure control and forming techniques that allow the Group to create unique textural experience in many of its products. From chunky elements incorporated into a swirl of complementary flavours in a Ben & Jerry’s pint, to the signature crack of the Belgian chocolate coating of the classic Magnum bar, to the multi-layered pints of Talenti, the Group leverages its advanced production technique to bring to market innovative and desirable products for consumers.
The Group also benefits from its expertise in forming techniques, which enables it to market a wide range of product formats catering to distinct consumption occasions. Through Cornetto, the Group pioneered the mass-produced ice cream cone category by using the technique of coating the inside of the cone with a layer of chocolate. Additionally, Calippo brought the distinct frozen push-up design to the ice cream market.
Omnichannel leadership
The Group has a market leading position in both in-home and out-of-home consumption and is well positioned to capitalise on the rapidly growing digital commerce (“dCom”) channel. For in-home consumption, the Group maintains a close relationship with key retailers such as supermarket chains across the world. The Group estimates that it is amongst the largest ice cream sellers in each of the key supermarket chains around the world, and is the largest seller amongst a large number of key retail chains in markets such as:
•
United States — Walmart, Publix, Albertsons and Ahold Delhaize;

•
Germany — Edeka, Rewe, Aldi, Lidl and Markant;

•
United Kingdom — Tesco, Sainsbury’s, Asda, Co-operative and Morrisons;

•
Mexico — BodegaAurrera, Walmart, Sofiana, Sam’s Club and Chedraui; and

•
France — Cooperative U (Enseigne) and Auchan.25

The Group’s strong position in out-of-home consumption is supported by its approximately three million ice cream cabinets around the world. The Group estimates that it has an overall market share of approximately 30 per cent.26
Additionally, the Group has experienced notable success in increasing sales through the fast-growing dCom channel. In particular, the Group estimates that it has a leading position in several of the largest and fastest growing pure-play dCom groups and quick commerce platforms, including JD.com, Amazon, Pinduoduo, Ocado, Doordash and UberEats.26 The Group believes that the convenience of dCom will propel continued rapid growth of the platforms, and that it is well-positioned to benefit from such growth.
Global supply chain based on local-for-local production
The Group’s operations are supported by a comprehensive global supply chain with 30 manufacturing facilities, over 200 distribution centres, 350 production lines and 2,150 distributors, across six continents. The Group’s manufacturing facilities are geographically distributed to support its key areas of operations, including six sites in North America (Sikeston and Covington being the largest and second largest ice cream manufacturing facilities in the world, respectively), 11 in Europe, six in Asia, three in the Middle East, two in South Africa, one in Africa and one in Australia.
The Group’s manufacturing and distribution footprint allows it to pursue a local-for-local production principle in most of its largest markets. For example, in Turkey, the second largest national market for the Group, the Group’s operations are supported by two manufacturing facilities, one in Konya (in Anatolia) and one in Corlu (in European Turkey). Together with 86 cold storage facilities located across the country, these two manufacturing facilities support a one-day lead time from production for the majority of the country by area, and a two-day lead time for the eastern section of the country.
In connection with the Group’s separation from Unilever, it has embarked on a comprehensive supply chain optimisation programme, which is aimed at fully utilising the potential of its supply chain fundamentals. The Group believes that through this programme, it will be able to unlock additional savings and efficiency through improving balance inventories and service rates, optimising its supplier pool, increasing asset utilisation and streamlining its route-to-market.
Revamped front-line first organisation with a new winning culture, and incentives aligned to growth strategy
As part of Unilever, the Group has undergone and, as a stand-alone entity, will continue to undergo, a number of commercial re-sets designed to make it fit for its new purpose and position the Group to take a leading role in the global snacking industry. Central to this transformation is the revitalisation of talent, including a new senior team with extensive food and beverage experience and proven track records in delivering success at publicly listed companies. The Group’s senior leadership team is well-equipped to leverage its many years of combined industry expertise to advance the Group’s strategic objectives. The team is supported by increased depth of leadership across the whole of the organisation, with dedicated general management of each of the Group’s business units who run the business end-to-end. By empowering local leadership, management can be more agile, with strategies and execution tailored to local consumer needs and trends. Coupled with this, the

25
Company analysis based on NIQ FY24 Data.

26
Company analysis based on third-party market data.

Group has launched renewed incentive arrangements aligned to the delivery of clearly defined growth and other strategic objectives. The Group’s commitment to aligning incentives with shareholder and other stakeholder interests reflects its focus on sustainable long-term value creation.
The Group has embraced a technology-enabled, frontline-first approach that empowers its workforce to excel. New systems and key performance indicators have been crafted to fit the Group’s operational and financial needs The Group is fostering a winning culture marked by a significant increase in performance intensity, which not only strengthens the Group’s market position but also enhances its capacity for sustainable growth, while aligning with the Company’s broader goals of prosperity and community alignment.
Strategy: Re-founding Ice Cream
The Group is being “re-founded” as a focused, independent global category leader with the strategic control and operating focus to build a better-performing business in one of the most attractive categories in consumer goods. Ice Cream is a growing €75 billion27 market with upside in the €470 billion28 snacking market with above average fast moving consumer goods return on invested capital.
Now as a standalone company, the Group is building a sharper, faster, and more accountable business, already delivering results through early productivity gains, a leaner organisation and stronger in-market execution.
The Group’s strategy centres on five interconnected levers:
•
Building a portfolio that drives value and penetration (through new consumption occasions and innovation);

•
Expanding availability, reach and execution;

•
Unlocking productivity to drive margin and growth;

•
ESG strategy focused on building resilience, enabling innovation, and protecting licence to operate; and

•
Organisation and Culture: Built for focus, speed, and accountability, without compromising business integrity.

The Group is now operating with greater pace, a clear strategy, proven leadership and a strong platform for reinvestment. The Group is confident in its ability to build a structurally improved ice cream business, one positioned for sustainable competitive growth, stronger margins and long-term value creation.
Building a Portfolio That Drives Value and Penetration
As a standalone company, the Group has redeveloped its growth model, not simply by launching new products, but by unlocking new consumption occasions, reshaping its portfolio and focusing innovation on scalable, high-return platforms. These shifts are designed to accelerate growth, expand margins and keep the consumer at the core of the Group’s strategy.
Expanding consumption occasions through innovation
The Group is shifting from a brand-first model to an occasion-led growth engine focused on where, when and why consumers choose ice cream. By identifying key moments like weekday indulgences, BBQs, road trips, couch moments, or family gatherings, the Group designs its products, route-to-market and activations that meet consumers in the moments that matter.
The Group structures its occasion strategy around five distinct demand moments:
•
Indulgent delights: Premium experiences from brands like Magnum, Ben & Jerry’s, and Talenti, using proprietary textures and layered formats to elevate indulgence.

27
Total 2024 market size of €75 billion as of 31 December 2024 partially based on Company analysis of Euromonitor, Snacks 2025 edition, Retail Value Sales (MSP) in EUR, y-o-y ex. rates, current prices.

28
Total 2024 market size of €470 billion as of 31 December 2024 partially based on Company analysis of Euromonitor, Snacks 2025 edition, Retail Value Sales (MSP) in EUR, y-o-y ex. rates, current prices.

•
Refresh & revive: Light and refreshing formats for both adults and kids, often seasonal or impulse-driven, led by brands like Twister and Calippo.

•
Fuel up: Bite-sized, convenient formats for on-the-go and sharing snacking, including innovations like Magnum Bon Bons and snack bars.

•
Bonding & sharing: Social and family formats that make ice cream part of everyday and festival rituals, from premium tubs to accessible multi-packs.

•
Mindful choices: Health-forward options that balance taste and nutrition, playing in spaces like “high protein” through brands like Yasso.

This framework ensures that the Group’s innovation and communication are not only category-relevant but also occasion-right. In markets where the Group has deployed this model, it has seen stronger brand reach and higher return on marketing investment.
Competing across the full price pyramid to grow both margin and penetration
The Group’s portfolio is built to compete across the full price pyramid, from affordable, everyday formats to premium indulgent offerings, enabling the Group to serve all consumers across occasions, channels and income levels.
Premium offerings drive pricing power, margin mix and brand distinctiveness. Accessible formats support broad penetration and frequency, helping the Group win in mass channels driving volume efficiencies in its manufacturing facilities.
The Group supports this approach with a sophisticated country-specific, occasion-based pricing strategy, positioning the Group’s products not just within the ice cream category norms, but against the broader snacking market.
Focusing innovation on scalable disruptive platforms
The Group is moving from an innovation strategy focused on flavour renovations to a model that emphasises value per launch. The Group’s focus is on disruptive formats that unlock new usage occasions, have pricing power, and deliver scale across markets, such as Magnum Bon Bons.
The Group is investing in scalable innovation platforms, including:
•
Premium indulgence: Multi-textured formats like Magnum Brownie and seven-layer sticks that elevate sensory experience.

•
Better-for-you snacks: Health-forward options like Yasso, 70 per cent. fruit sorbets and adult refreshment.

•
Format-led expansion: Portable and occasion-driven formats such as micro-treats, snack bars and bite-size, opening up new occasions like on-the-go snacking.

With an improved RD&I focus, dedicated category teams and faster test-and-learn cycles, the Group is building long-term market-making platforms, not just one-off novelties.
Expanding Availability, Reach and Execution
The Group’s growth is shaped not only by what it sells, but by where and how its products appear, because in ice cream, availability is everything. It is an impulse-driven category, one in which cold chain access, product visibility and speed to shelf determine sales. This is why the Group is transforming its go-to-market model to: expand access, strengthen execution and drive demand across every channel.
A dedicated salesforce built for ice cream
One of the most significant changes the Group has made is the deployment of an enlarged, dedicated ice cream sales team.
The sales team has three clear mandates:

•
To expand distribution, particularly in underpenetrated outlets;

•
Reduce out-of-stocks by improving availability and execution; and

•
Create perfect stores and shelves.

The impact of these mandates is already visible through broader coverage, improved store compliance and a more reliable presence across markets.
Elevating retail execution with the right tools and terms
Grocery retail is the Group’s largest commercial channel, and the Group is transforming how it operates within the channel to drive more profitable category growth.
The Group is strengthening its end-to-end revenue growth management (“RGM”) system, with smarter pack-price architecture, promotion design and occasion-based assortment strategies, tailored by channel. These tools are being rolled out market-by-market to drive margin and conversion.
In parallel, the Group is redefining its trade terms, moving towards agreements that are designed to fully reflect the economics of ice cream. These agreements account for replenishment costs, freezer space, cold chain logistics and seasonal dynamics.
These upgrades are not just improving execution, they are changing how the Group grows. By combining occasion-led innovation, sharper RGM and ice cream-specific trade structures, the Group aims to become market-makers with its customers, growing the category and creating the conditions for both sides to win.
Optimising cabinet fleet to drive out-of-home growth
At the heart of the Group’s out-of-home model is a global fleet of approximately three million freezer cabinets, a physical distribution network that gives the Group unparalleled access to consumers across parks, beaches, petrol stations and independent stores.
The Group is modernising this fleet by deploying smarter, energy-efficient units, using outlet-level data to target high-potential locations and improving service efficiency to reduce mislocated cabinets and boost sales per cabinet.
The Group is embedding new technologies to turn its cabinets from static assets into intelligent sales agents, including:
•
In-cabinet cameras enabling real-time stock visibility for faster replenishment;

•
A mobile app that lets shopkeepers scan cabinets and receive AI-generated order suggestions; and

•
Machine learning models that combine sales and weather data to forecast demand and trigger proactive restocking.

Over the medium term, the Group aims to equip an increasing proportion of its fleet with these technologies, enhancing availability, improving conversion and strengthening route economics.
Out-of-home is margin-accretive to the Group’s business, and its cabinet strategy is central to unlocking the full potential of the freezer fleet, turning a traditional asset base into a modern, data-enabled growth engine.
Building a winning model in digital commerce
Digital commerce is the Group’s fastest-growing channel, with approximately 28 per cent. sales growth CAGR from 2016 to 2024. Historically underpenetrated due to delivery and cold chain constraints, the retail landscape is shifting fast as consumers embrace mobile-first, on-demand shopping, opening up new potential for impulse categories.
The Group is building the infrastructure to lead in this new landscape, including:
•
Strategic partnerships with digital commerce and delivery platforms;

•
Optimised pack design, content and digital shelf architecture; and

•
Precision marketing powered by partner data to drive conversion and repeat.

The Group’s goal is not just to transact, but to build brand equity and category relevance in digital-first environments. For many, especially younger, urban consumers, digital is where the Group’s brands are discovered, shared and bought.
The Group sees digital not just as a channel, but as a multiplier, expanding reach, deepening engagement and creating new paths to purchase that drive disproportionate value over time.
Expanding brands internationally
The Group’s brand portfolio gives it a powerful platform to expand internationally, with proven propositions, strong equities and clear white space in many markets
The Group has a successful track record in scaling brands internationally. For example, Ben & Jerry’s expanded from 26 to 53 countries between 2010 and 2024, delivering approximately 7 per cent. CAGR, well ahead of global category growth. This was driven by a repeatable model, combining strong brand equity, disciplined entry and local execution.
The Group sees further upside in:
•
Yasso: A frozen yogurt brand (high protein, lower calorie), well-suited to markets with rising demand for mindful snacking.

•
Talenti: The leading US gelato brand,29 offering premium indulgence through artisan-style products and transparent packaging.

The Group’s approach is not about exporting products, but scaling market-ready systems. With a leaner structure, faster decision-making and locally empowered teams, the Group is extending its brand footprint and unlocking new paths to growth.
Unlocking Productivity to Fuel Margin and Growth
As a standalone company, the Group is reshaping how it operates, structurally, commercially and technologically, to unlock margin expansion and reinvest for growth. The Group’s productivity programme was launched in 2024 and targets efficiency across three core levers:
•
Supply chain transformation;

•
Overheads reduction; and

•
Tech-enabled operations.

This programme is being led by a team with deep carve-out and transformation expertise.
Supply chain transformation
The Group’s productivity programme addresses the realities of the ice cream category from seasonality, energy intensity and frozen logistics to manufacturing complexity. As a standalone business, the Group is executing strategic pivots across five areas:
•
The Group is streamlining stock keeping units (“SKUs”) to reduce complexity while preserving category and price tier coverage, and targeting a 20 per cent. increase in equipment efficiency, a 20 per cent. reduction in waste, and reallocating approximately 25 per cent. of supply chain capital expenditure towards productivity-linked projects.

•
The Group is improving procurement through competitive buying, risk management, and end-to-end value chain simplification.

•
On the planning side, the Group aims to improve forecast accuracy by enhancing governance, segmentation and AI adoption.

29
Circana CY’24 Sales.

•
The Group’s manufacturing and logistics networks are being rebalanced to reduce cost-per-tonne and improve seasonal responsiveness.

•
The Group is embedding a lean, end-to-end supply chain model with capability hubs to cut overheads and improve capital return on investment.

Overheads reduction
Since the carve-out process began, the Group has rebuilt its organisation around lean, accountable teams. This includes a frontline-first model with decentralised P&L ownership in 23 markets, a lean HQ focused on strategy and capital allocation, and tech-enabled support functions to drive de-layering.
Tech-enabled productivity
The Group is building a scalable technology stack to drive growth and efficiency. This includes consolidating multiple legacy ERPs into a single global platform, standardising data and processes for real time decision making, and setting up capability hubs in India, Mexico, and Poland, including a 500 to 1,000 full-time equivalent shared services centre in Pune.
Sustainability Strategy
The Group’s sustainability strategy is focused on its material sustainability matters relating to climate, sourcing of raw materials, plastics and salient human rights. It will build on existing programmes, such as energy-efficient cabinets, responsible sourcing of cocoa and its award-winning vanilla value chain programme, to build business resilience and achieve greater positive outcomes for society. The Group’s sustainability strategy and targets will be refined over time through ongoing engagement with its stakeholders while taking into account evolving compliance obligations.
Organisation and Culture: Built for Focus, Speed, and Accountability
The Group has been deliberately designed for a standalone future with the structure, leadership, and culture to drive growth, accountability and long-term value creation.
The Group operates across three reportable segments, divided into 23 performance units with full end-to-end ownership. These are supported by a lean corporate centre focused on strategy, capital allocation, compliance and governance. Compared to the Group’s prior structure, it has removed one management layer, reducing headcount while improving execution and decision speed.
This structural reset has been matched by a refresh in the Group’s management team: over 85 per cent. of the Group’s top 100 leaders are new to their roles, bringing energy, focus and alignment. All members of the Senior Management Team will have completed at least one full season prior to the Demerger. The teams are empowered with clear mandates, decentralised decision rights and outcome-based incentives.
The Group’s culture is defined by “The Ice Cream Way”, driving performance, consumer focus and execution discipline, ensuring accountability and integrity. These principles are embedded in leadership, performance management and daily operations, with incentives fully aligned to deliver the Group’s mid-term plan.
Key Brands
The Group’s extensive brand portfolio covers the global ice cream market across the full spectrum of demand moments and pricing categories, all of which drive the Group’s strategy.
The Group’s brand portfolio is led by its four power brands: The Heart Brand (an “umbrella” brand with numerous well-known sub-brands), Magnum, Ben & Jerry’s and Cornetto. Complementing these global power brands, the Group’s extensive portfolio also includes more than 100 local and regional brands, including sub-brands of The Heart Brand, and high-growth and occasion-led brands, many of which are a local market-leader in their respective markets. These brands significantly contribute to the Group’s global position, showcasing both established local presence and dynamic growth profiles.

As of 31 December 2024, the Group owned more than 90 per cent. of its portfolio, with the remaining 10 per cent. comprising value accretive licenced products.
Global power brands
The Group’s global power brands: The Heart Brand, Magnum, Ben & Jerry’s and Cornetto, combined, accounted for €6.5 billion, or 82 per cent., of the Group’s revenue for FY2024. These brands benefit from unparalleled market recognition and consumer loyalty. The following table provides a snapshot of these power brands.
The Heart Brand (Wall’s) (“Everyone’s happy”)
Founded in 1913 by Thomas Wall, Wall’s first ventured into the ice cream market in the early 1920s alongside its acquisition by Unilever and the advent of large commercial freezers. At its inception, Wall’s was distributed primarily via bicycle cart, pioneering ice cream sales for out-of-home consumption and revolutionising the way ice cream is sold. Today, The Heart Brand is the most prominent global ice cream brand, selling over 1 billion ice creams annually in more than 70 countries. Known for its diverse portfolio of more than 40 sub-brands (including Solero, Calippo, Carte d’Or and Twister), The Heart Brand’s branded products are well-diversified across demand occasions, price points and formats. In 2024, The Heart Brand held leading positions by retail sales in 21 countries, including Germany, Turkey, the Philippines, Mexico, Indonesia, Brazil, the Netherlands and Italy.30 In FY2024, The Heart Brand’s products contributed €2.8 billion to Group revenue for the period.
Magnum (“True to pleasure”)
Launched in 1989, Magnum was the first chocolate-coated hand-held ice cream created as the world’s first premium ice cream for adults. Today, Magnum is a leading global brand, selling 1 billion units annually in more than 65 countries around the world. Magnum ice cream pints, bites and sticks are made from highest quality ingredients to match its premium market positioning, focusing primarily on “indulgent” occasions and demand moments. Magnum is the number one brand in ten countries, including France, Spain and the United Kingdom.31 In FY2024, Magnum contributed €1.8 billion to Group revenue for the period.
Ben & Jerry’s (“Peace, love & ice cream”)
Ben & Jerry’s was established in 1978, when Ben Cohen and Jerry Greenfield opened their first ice cream scoop shop in Burlington, Vermont. After expanding across the United States and in Europe, the company was acquired by Unilever in 2000 and continued to expand its geographic reach under Unilever’s ownership. Today, Ben & Jerry’s is the second largest ice cream brand by sales in the United States.32 In the United

30
Company analysis based on Euromonitor, Snacks 2025 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices. The Heart Brand is not listed as a global brand name in Euromonitor’s data and its position is calculated based on the Group’s internal classification.

31
Company analysis based on Euromonitor, Snacks 2025 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices.

32
Company analysis based on Circana CY’24 Sales.

Kingdom, Ben & Jerry’s is the third largest ice cream brand by sales.33 It is sold in over 45 countries across the world. Ben & Jerry’s iconic ice cream range includes more than 98 flavours, available in dairy, non-dairy and gluten-free options, primarily targeting indulgent occasions supported by strong premium market positioning. In FY2024, Ben & Jerry’s contributed €1.1 billion to Group revenue for the period. Unlike the other brands within the Group’s portfolio, Ben & Jerry’s is subject to a bespoke governance arrangement, whereby the board of directors of Ben & Jerry’s Homemade Inc. (a subsidiary of the Company) includes independently appointed directors and retains primary responsibility for the brand’s “social mission” and “brand integrity”. For further details of this governance arrangement, see “Item 6. Directors, Senior Managers and Employees”.
Cornetto (“Unwrap your summer”)
Cornetto was launched in 1959 as the world’s first mass-marketed ice cream cone and acquired by Unilever in 1976. Leveraging strong consumer recognition developed over decades, the Group has successfully expanded its Cornetto offerings to include a diverse range of flavours and formats, featuring full-sized cones, minis and bites all centred around the classic Cornetto cone. Cornetto is sold in over 50 countries across the world and holds the number five position by sales globally, with the number two position in Italy and the Philippines.33 In FY2024, Cornetto contributed €0.7 billion to Group revenue for the period.
Local heroes, high-growth brands and partnerships
The Group’s diverse local brand portfolio, including the sub-brands of The Heart Brand, complements the strength of its power brands, featuring over 100 highly-recognisable brands that play strategic roles within their respective markets. These range from local and regional leaders with decades of heritage and established brand recognition, to high-growth and occasion-specific brands. Collectively, these local heroes and high growth brands reinforce the Group’s leadership across emerging and developed markets globally. They enable the Group to offer distinct value propositions aimed at addressing specific consumption occasions, formats and price points, and filling “white space” in the markets in which the Group operates. The Group’s key brand categories falling outside its power brands include:
•
Local heroes: Iconic brands such as Breyers, Klondike and Popsicle, benefit from strong heritage, deep brand awareness and product innovation. The Group’s local heroes contributed €1.5 billion to Group revenue for FY2024, and accounted for 8 per cent of retail ice cream sales in the United States in that year.34

•
Better-for-you: These brands are dedicated to promoting lifestyle nutrition, and serve to expand the Group’s portfolio into new categories and formats like fibre, dairy-free, hydration-enhancing and sugar-free products. This category includes premier frozen yogurt brand Yasso. The acquisition of Yasso has enabled the Group to unlock growth into new categories and formats in lifestyle nutrition, capturing market share amongst rapidly emerging consumer trends. Between FY2022 and FY2024, Yasso sales grew at a CAGR of approximately 20 per cent., demonstrating significant market opportunity in the category.

•
Ultimate indulgence: These are fast-growing premium brands such as Talenti, the Group’s premium gelato offerings. These brands provide opportunities to expand geographically and enhance ultra-premium offerings that drive growth, particularly in developed markets. With Talenti, the Group occupies the top position in the US premium gelato segment.35 Between FY2022 and FY2024, Talenti sales grew at a CAGR of approximately 3.5 per cent. and offers significant opportunity for cross-border expansion.

•
Brand partnerships and licences: The Group partners with renowned brands to deliver collaborative innovations. For example, the Group has successfully launched partnerships with iconic snacking brands to introduce innovative ice cream products. The Group’s partnership and licensing arrangements facilitate geographical expansion and penetration of new and select consumption occasions, such as snacking, on-the-go treats and day-out delights.

33
Company analysis based on Euromonitor, Snacks 2025 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices.

34
NIQ FY24 Data.

35
Circana CY’24 Sales.

Products and Customers
Products
The Group sells products for in-home and out-of-home consumption, though many products lend themselves to both categories. Examples of products targeted towards in-home consumption include ice cream tubs, pints and multi-packs of ice cream cones, sticks, and bars. These products are defined as larger sized, multi-serving products more suitable for in-home consumption. Examples of products targeted for out-of-home consumption include single portions of ice cream cones, sticks, bars and mini cups (which are generally intended to be consumed “on-the-go” after purchase by the consumer).
Products targeted for in-home-consumption are typically sold through larger retail outlets such as hypermarkets, supermarkets and convenience stores (including the likes of Walmart, Albertsons, Edeka, Aldi, Tesco, Sainsbury’s, Asda, BodegaAurrera and Carrefour, to name a few), whereas products targeted for out-of-home consumption are typically sold through smaller retail establishments, such as convenience stores (including, among others, 7-Eleven, Speedway and Couche-Tard), newsagents, gas stations, food service outlets and other strategically relevant locations (like leisure centres), where the Group’s freezer cabinets are strategically placed and stocked with the Group’s products. The majority of the Group’s products, whether targeted for in-home or out-of-home consumption, are also sold through the Group’s fast growing digital commerce business, which is described in more detail below.
Customer arrangements
The Group’s contracts with supermarkets and other large retailers are typically governed by annual business plans which, in many markets, also include pricing terms that are reviewed annually. In Europe, contractual arrangements with large retailers are often negotiated on a multi-country basis with customers that operate in more than one country in the region, or with buying alliances created by customers from different countries. Some retailers operating in the same country will also form in-country buying alliances with whom the Group will contract. As part of its overall arrangements with larger retail customers and retail alliances, the Group will often enter into one or more agreements for the provision of services from the retailer or retailers back to the Group, which could include services relating to the provision of data or market intelligence, or commitments around promoting the sale of the Group’s products.
In the US market, the Group also employs a “concessionaire model” for the sale of products targeted for out-of-home consumption. The model is based on a direct store delivery model and provides each concessionaire with the exclusive rights to sell certain of the Group’s products in a specific geographic region. These arrangements encourage concessionaires to invest in long-term sustainable growth in their region. The Group has arrangements in place with 16 concessionaries which represent approximately 85 per cent. of volume of ice cream targeted for out-of-home consumption sold in the United States.
The Group also contracts with “club stores”, such as Costco and Sam’s Club, to effectively sell its products to consumers. A common feature of its arrangements with club stores includes wholesale agreements, whereby the Group supplies products in larger bulk quantities but at discounted prices and limited-time promotions or member-only products that drive traffic to the store and encourage bulk buying.
In all of its markets, the Group will sometimes provide financial incentives to its customers to assist in the distribution and promotion of its products to the consumer. In certain markets, these incentives include, among other things, volume-based rebates, growth-based rebates, product placement fees, pricing discounts, promotions and displays. New product support includes targeted consumer and retailer incentives and direct marketplace support, such as point-of-purchase materials, product placement fees, media and advertising.
Cabinet fleet
The Group is able to drive market penetration and volume growth through its extensive network of ice cream freezer cabinets, which are deployed at large and small retail locations, targeting both in-home and out-of-home consumption. The Group owns, freely loans and maintains approximately three million freezer cabinets across its markets, representing an estimated 30 per cent. of ice cream freezer cabinets worldwide.36 The Group has experienced a direct correlation between freezer penetration and both volume and market share growth, in particular in developing markets. Management believes that this significant freezer penetration therefore represents a unique competitive opportunity for the Group. The Group has also recently begun imbedding AI-enabled digital monitors into its freezer cabinets, which provide real-time data insights to retailers, while also monitoring stock levels, and immediately triggering replenishment when stocks run low. As of 31 December 2024, the Group had over 60,000 such AI-enabled smart freezer cabinets installed at retailers across the world. A key pillar of the Group’s strategy involves the continued upgrading of its cabinet fleet from both a technology and a sustainability perspective, which is described under “—Strategy”.
Digital Commerce
The majority of the Group’s products are available and distributed through three digital commerce businesses in more than 30 countries, catering to various on-demand consumer needs.
The Group intends to continue to grow its digital commerce business through partnerships with grocery retailers, QSR chains and rapid delivery platforms, in order to address additional consumption occasions.
Geographical Regions Based on the Group’s Reportable Segments
The Group reports its results across three segments: (i) Europe and ANZ; (ii) Americas; and (iii) RoW. See “Note 2 — Segment Information” of the Combined Carve-Out Financial Statements and “Item 5. Operating and Financial Review — 5.A. Operating Results — Results of Operations — Results of Geographical Operating Segments” for detailed financial information on the Group’s reporting segments.
Across these regions, 70 per cent. of Group revenue was generated from developed markets in FY2024, with the remaining 30 per cent generated from emerging markets. The following graphic sets out the percentage of revenue generated by each of the Group’s geographic regions in FY2024.
Europe and ANZ
The Group’s largest geographical region by revenue is Europe and ANZ, comprising the Group’s sales in more than 38 countries, including Germany, the United Kingdom, Italy, France, Australia, Spain, the Netherlands and Sweden, among others. For FY2024, the Group generated revenue of €3.1 billion (or 39 per cent. of Group revenue) from the Europe and ANZ region.

36
Company’s projection based on analysis of third-party market data.

In FY2024, 97 per cent. of the Group’s revenue in the region was derived from its highly recognised power brands, led by Magnum (which ranked number one by sales in the United Kingdom, France, Spain, Switzerland and Austria) and The Heart Brand (which ranked number one by sales in Germany, Italy and the Netherlands).37
The region derives the majority of its revenue from in-home consumption, where the Group was the leading ice cream retailer by sales in all five of the top five grocery retailers in Germany, the United Kingdom and Italy in 2024.38 The Group also generates a significant amount of revenue from out-of-home consumption (contributing approximately one third of revenue in FY2024), supported by approximately 900,000 freezer cabinets in the region.
Americas
The Americas region is the Group’s second largest by revenue, comprising its sales in 12 countries, including the United States, Mexico, Brazil and Canada, among others. For FY2024, the Group generated revenue of €2.9 billion (or 36 per cent. of Group revenue) from the Americas region, the majority of which came from the United States.
With a population exceeding 1 billion, the Americas region comprises diverse local market landscapes across North and South America. In the United States, the world’s largest ice cream market, the Group’s portfolio caters to a broad spectrum of consumers and demand moments, focusing on premium and super-premium products. In FY2024, the Group had a 22 per cent. share of retail sales in the United States, as well as the number two ranked brand, Ben & Jerry’s.39
In the United States, the Group generates the majority of its revenue from in-home consumption, supported by leading sales across a majority of the top grocery retailers in the region.38 In South America, the Group derives the majority of its sales from out-of-home consumption, and is particularly well-positioned in high growth markets such as Mexico, Brazil and Ecuador.
RoW
The Group generated revenue of €2 billion (or 25 per cent. of Group revenue) from the RoW region in FY2024. The Group derives the majority of its revenue in the RoW region from out-of-home consumption, which accounted for 68 per cent. of RoW revenue in FY2024, driven primarily by strong cabinet penetration and expansive distribution capabilities. The Group’s largest markets in the RoW region are Turkey, China, the Philippines and Indonesia.
In Turkey, the Group’s leading market in the RoW region, the Group had a 60 per cent. market share in FY2024.40 The Group’s primary brands in Turkey are The Heart Brand and Cornetto, which ranked the first and third brands, respectively, by retail sales in Turkey.41 In FY2024, Turkey contributed €649 million of the Group’s total RoW revenue. Sales in Turkey are driven, in part, by the Group’s significant cabinet penetration, which surpassed 300,000 in FY2024.
In China, the Group generates the majority of its revenue from strong out-of-home consumption, supported by a robust innovation programme and efficient distribution networks. The Group’s primary brands in China are Cornetto and Magnum, which are ranked the third and sixth brands in the country by retail sales in 2024.40 In FY2024, the Group generated €317 million in revenue from China.
In Indonesia, the Philippines, Thailand and Malaysia, the Group ranks first amongst ice cream retailers by retail sales according to Euromonitor. In Indonesia and the Philippines, the Group’s third and fourth largest

37
Company data.

38
NIQ FY24 Data.

39
Circana CY’24 Sales.

40
Euromonitor, Snacks 2025 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices.

41
Company analysis partially based on Euromonitor, Snacks 2025 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices. The Heart Brand is not listed as a global brand name in Euromonitor’s data and its position is calculated based on the Group’s internal classification.

markets in the region, the Group is reinvesting in building a larger presence by leveraging its brand strength and market development knowledge to further drive penetration and consumption.
Other key markets in the RoW segment include Israel and Pakistan, where the Group ranks first by retail sales, and South Africa, where the group ranks second by retail sales as of FY2024.42 Once the Group acquires Unilever’s ice cream business in India, which is expected to occur in 2026, India will also represent a key market in the RoW segment. See “Reorganisation and Demerger — Reorganisation — Deferred Jurisdictions — India”.
In the short to medium term, the Group intends to focus on creating affordable supply chains in Pakistan while improving availability through distribution to stimulate consumption. The Group also aims to secure early market entry in highly populous countries like Nigeria, Ethiopia, Egypt, Bangladesh and countries across the Middle East currently exhibiting nascent levels of ice cream consumption.
Manufacturing and Logistics
Materials and suppliers
The Group sources raw materials, packaging and other materials from a comprehensive network of over 2,000 third-party suppliers. The primary raw materials used in the production of the Group’s ice cream are dairy products, sugar, cocoa, cocoa byproducts, vanilla and vegetable oils. The Group produces wafer cones in some key locations and sources cones, fruits and inclusions such as nuts, confetti and pralines from third-party suppliers. The Group has identified multiple suppliers for most of these raw materials to ensure supply security, and it purchases supplies on a Group-wide basis to maximise economies of scale. The supply of cocoa remains geographically concentrated in West Africa, in particular Ghana and Côte d’Ivoire, while the supply of vanilla remains geographically concentrated in Madagascar.
The majority of the Group’s contracts with suppliers for raw materials are governed by annual purchase agreements with termination rights for service failures, quality issues and unpredictable events. For certain strategic, high value raw materials, such as cocoa, the Group enters into multi-year contracts with suppliers to ensure resilience against pricing volatility. Additionally, the Group takes actions to reduce overall material expenses and exposure to commodity price fluctuations, including through the use of forward purchase and fixed-price contracts. The Group opportunistically enters into these arrangements when it believes favourable prices can be secured for specified future periods or when customer prices are contracted ahead of time, reducing exposure to near-term price fluctuations.
Warehousing, distribution and route-to-market models
The Group primarily relies on third parties for: (i) the shipping of raw materials from origin to central hubs; (ii) the transportation of raw materials from central hubs to manufacturing facilities; and (iii) transportation of products from the manufacturing facilities to distribution centres (“DCs”) and then to retail distribution points in each country where products are sold.
The Group utilises a highly distributed network of DCs which are either owned or leased from third party logistics partners, where it serves as an anchor tenant. The majority of the Group’s inventory is stored at the DCs until the time of distribution. Additionally, the Group contracts specialised cold chain third-party providers for the transportation of its products from DCs to its customers. For international exports, the Group contracts with international carriers to export its products from exporting manufacturing facilities into the various markets in which the Group operates.
For large supermarkets and retailers, the Group distributes products from its central DCs directly to its customers’ warehouses. For smaller retail stores, the Group distributes its products either through distributors (concessionaries) or directly through its last-mile logistics network.
Manufacturing facilities
The Group’s products are manufactured at its 30 manufacturing facilities, which are located across six continents. The Group owns, leases or has a right to use all of its facilities. Following the completion of the

42
Euromonitor, Snacks 2025 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices.

demerger, it is expected that Unilever’s ice cream business in India will be transferred to the Group as further described in “Reorganisation and Separation — Reorganisation — Deferred Jurisdictions — India”. Upon completion of the transfer of assets in India, the Group will have a total of 33 manufacturing facilities.
The Group’s manufacturing footprint is geographically aligned with its key markets around the world, which allows products to be regionally sourced and more easily tailored to local needs. The Group’s manufacturing units are responsible for the production and packaging of its products, and ensuring that the Group’s products are delivered at the right quality, cost and time, in order for the supply to satisfy the demand generation activity for its business.
The majority of the Group’s manufacturing facilities meet the standards of the International Organization for Standardization (ISO), an international industrial and commercial standard-setting body.
The illustration below provides an overview of the facilities owned or operated by the Group during FY2024 (including India, which is a Deferred Jurisdiction, as discussed elsewhere herein).

The below table provides additional details on the Group’s material manufacturing facilities:
Location	Products Produced	Capacity (millions of litres/year)	Total sq. metres (thousands)
Sikeston North (USA)	Jars, Tubs, Pints, Moulded Sticks and Extruded Sticks and Extruded Stickless	239	321
Covington (USA)	Jars, Tubs, Moulded Sticks and Extruded Stickless	217	330
Çorlu IC (Turkey)	Tubs, Pints, Moulded Sticks, Extruded Sticks, Extruded Stickless, Cones, Cups, Logs and Wafer Cones	238	65
Heppenheim (Germany)	Tubs, Moulded Sticks, Extruded Sticks, Extruded Bites, Cups and Logs	186	114
Pasig IC (Philippines)	Tubs, Moulded Sticks, Cones and Cups	141	28
Gloucester (United Kingdom)	Tubs, Pints, Moulded Sticks, Extruded Sticks, Cones, Cups and Logs	121	100
Caivano (Italy)	Tubs, Moulded Sticks, Extruded Sticks, Cones and Wafer Cones	164	167
Cikarang IC (Indonesia)	Tubs, Moulded Sticks, Extruded Sticks, Extruded Bites, Cones and Cups	116	60
Minburi IC (Thailand)	Tubs, Moulded Sticks, Extruded Sticks, Extruded Bites, Cones and Cups	102	38
Konya IC (Turkey)	Tubs, Pints, Moulded Sticks, Extruded Sticks, Cones and Wafer Cones	139	297
Tultitlan IC (Mexico)	Tubs, Pints, Moulded Sticks, Extruded Sticks, Extruded Stickless and Cones	99	110
VT Saint Albans (USA)	Tubs and Pints	94	17
Veszprem (Hungary)	Tubs, Pints, Extruded Sticks, Extruded Stickless and Cones	120	73
Banino (Poland)	Tubs and Extruded Sticks	134	190
Lahore ICF (Pakistan)	Tubs, Moulded Sticks, Extruded Sticks, Extruded Stickless, Cups and Cones	88	150
Hellendoorn (Netherlands)	Moulded Stickless, Pints and Cups	75	28
The Group’s key manufacturing facilities typically run with an average capacity utilisation of around 70 per cent.
Inventory
The Group’s supply chain, combined with its ERP solution, is designed to maintain sufficient quantities of desired finished products available to meet the needs of customers and consumers, while optimising inventory throughout the supply chain.
The supply chain is triggered by the demand for products from each of the markets in which the Group operates. The Group’s marketing and demand planning units use tech-enabled solutions to review forward demand and capacity constraints in order to create demand forecasts. These demand forecasts are collected by the inventory planning units, reviewed for production capacities and then submitted to the manufacturing facilities, and the aggregate of these forecasts is used as the basis for the Group’s production planning. Through inventory visibility in the Group’s supply chain, manufacturing facilities can optimise their production planning, while ensuring optimised service levels. The Group maintains flexibility in its manufacturing facilities in order to ensure it can meet demand on a timely basis.
Technology-enabled Marketing and Demand Creation
Management believes that the Group has an opportunity to build on its world-class brand portfolio through a modern, technology-empowered marketing approach designed to drive relevance, reach and growth at scale. The Group’s marketing strategy is anchored in four key pillars:

•
Brand superiority: The Group elevates brand equity through a superior product experience, increased distribution coverage and consistent messaging that reinforces each brand’s distinctive role.

•
Occasion and need-based demand creation: The Group aligns product offerings to real consumer occasions and demand moments, whether emotional, seasonal or functional, using data-driven insights to unlock incremental growth opportunities.

•
AI-powered, social-first activation: By harnessing AI and predictive analysis, the Group generates dynamic, occasion-relevant content at speed. Social media and influencer-led strategies allow the Group to connect with culture, engage diverse audiences and optimise performance in real time.

•
Smart innovation and pricing architecture: The Group develops innovations that are both meaningful and commercially sharp, leveraging insights to optimise format, pack and pricing strategies reflecting local market dynamics.

The Group believes that its product research provides a thorough understanding of its markets, which, coupled with key differentiators such as superior brand recognition, strong development resources, customer service and support capabilities, broad geographic reach and large-scale production resources, contributes to enhancing its marketing capabilities and solidifying its position as a preferred supplier in the industry. Superior service is also critical in the industry. The Group approaches sales and marketing with sales teams possessing specialised product and regional market knowledge, as well as product development personnel who co-ordinate development activities. The Group’s scale enables the dedication of certain sales and marketing efforts to particular products, customers, or geographic regions, developing expertise that is valued by customers. Many customer relationships stem from existing connections of owners or management of companies the Group has acquired, with retained owners often continuing to play key roles in those relationships.
Sales representatives are trained to maintain a general familiarity with all products, enabling the Group to leverage cross-selling opportunities. This training has led to sales personnel developing a deep understanding of the product lines, in addition to the specific operations and needs of individual customers. This expertise allows the Group to cultivate profitable new business, develop highly effective partnering initiatives with key customers, meet or exceed customer needs and expectations regarding product quality and innovation and differentiate its products from competitors.
Innovation, Research, Food Safety and Compliance
Product research, design and innovation
The Group’s RD&I facilities comprise a comprehensive network of 12 RD&I centres, integrating a combination of dedicated sites and shared sites operated pursuant to long-term lease agreements with Unilever, all designed to bolster a wide array of functions and foster innovation.
Key components of the Group’s RD&I network include:
•
The Group’s global innovation lab and advanced manufacturing centre for design and rapid prototyping located in the UK.

•
The Group’s five innovation and experience centres located in the United States, Mexico, the United Kingdom (with a creative kitchen and experience centre co-located at the Group’s Netherlands headquarters), Turkey and Thailand.

•
The Group’s six innovation centres located in other strategic markets, including the United States, Brazil, Israel, Indonesia, China and Australia.

The Group leverages its RD&I facilities and significant in-house expertise to ensure the sustained vitality of its brands and enable it to proactively meet its customers’ and end consumers’ needs. Over the last three fiscal years, the Group has made significant investments in its dedicated RD&I function, with a focus on leveraging science and technology to deliver market-leading capabilities across several key areas: (i) product safety, quality and nutrition; (ii) product microstructure and designer components; (iii) precision engineering; (iv) intelligent selling systems; (v) impactful packaging; and (vi) design for experience accelerated by the latest digital tools across the full spectrum of the product life cycle, each as further described below:

•
Safety, quality and nutrition: The Group has pioneered the latest methods and protocols for assessment of food safety with its full portfolio adhering to applicable standards and regulations. In addition, the Group has established a nutrition strategy whereby it utilises the latest scientific and technological developments in the food industry to deliver products with responsible nutritional content.

•
Product structure and designer components: The RD&I function leverages its expertise to develop new ice cream formulations and market-leading innovations in texture, format and taste. The Group utilises the latest developments in biotechnology and physics to create unique formats and tastes. Additionally, the Group has developed predictive models that help design and test new ice cream recipes, allowing real-time virtual design of ice cream formulations.

•
Precision engineering: The Group uses advanced manufacturing techniques and modular digital lines to enable rapid prototyping, allowing for fast development and roll-out of new proprietary formats and features. The Group’s engineering teams also apply robotics, digital vision and state of the art software solutions to digitise and operate its manufacturing facilities with maximum efficiency.

•
Intelligent selling systems: The Group makes extensive use of digital technology and AI for real-time monitoring and automation, as well as targeted investment in carbon reduction technologies to drive increasing supply chain efficiency and sustainability.

•
Impactful packaging: The Group employs pioneering packaging designs that amplify consumer experience while ensuring safety and recyclability.

•
Design for experience: The Group employs methods that are grounded in neuroscience to design superior and multisensorial experiences for consumers. The Group’s innovation process is also enhanced by the use of AI-driven consumer data to improve its market intelligence.

The Group has a strong ecosystem supporting the development of new and alternative ingredients, formulations, manufacturing equipment, packaging and freezer cabinets. The Group achieves intellectual property generation and speed-to-market by utilising specialist internal and external expertise and resources. The Group’s RD&I ecosystem includes: academic experts; ingredient, equipment and packaging suppliers; RD&I service providers; and consumer research and design agencies. The Group has built world-class innovation partnerships across key strategic areas, such as vanilla, chocolate and flavour, driving superior consumer experiences. The Group will continue to expand its ecosystem to include new partners where necessary to drive growth.
Food safety, quality and compliance
The Group has a comprehensive food safety and quality programme to ensure products are safe, high-quality and fully compliant with applicable regulations. This includes stringent food safety and quality requirements for raw material and supplier approval, product design and development, as well as for manufacturing and cold chain management. Rigorous processes are also in place for on-pack labelling and claims management, to ensure compliance with applicable regulations whilst providing the clarity and transparency needed for consumers.
In addition, verification mechanisms (such as the monitoring of raw materials and suppliers; internal auditing and external certification of the Group’s manufacturing facilities; and focused regulatory compliance audits) provide ongoing assurance that the Group’s food safety and quality programme is properly implemented “end-to-end” and remains effective at all times.
The Group’s quality control and assurance programmes are designed to enable strict compliance with all applicable government mandates regarding the safe manufacture of foods. Quality control policies and procedures are strictly monitored and enforced at all of the Group’s manufacturing facilities. All plants ensure product consistency to a designed standard of product quality.
The Group is subject to extensive food safety regulations and is subject to governmental food processing controls in each of the countries in which it operates, including Regulation EC/178/2002 for European Union Member States, the Food Safety Modernization Act (US), Codex Alimentarius (international standard) and the ASEAN Food Safety Regulatory Framework. The Group is also regularly inspected by various national and local regulatory authorities. For a more detailed discussion of the regulatory frameworks under which the group operates, please see “— Regulatory Overview — Food safety regulations”.
Intellectual Property
Intellectual property (“IP”), including trademarks, trade names, domain names, copyrights, design rights, patents, trade secrets and confidential information, amongst other things, is an essential part of the Group’s business, and IP assets are, in the aggregate, of material importance to the Group’s business. The Group’s most material IP assets are its brands, in particular Ben & Jerry’s, Cornetto, Magnum and The Heart Brand, which are wholly owned by the Group. The Group believes that it has taken, and will continue to take, appropriate available legal steps to protect its IP.
The Group uses all of its major trademarks and it renews the registrations for such trademarks for as long as the Group uses them. In accordance with the applicable laws and regulations of each relevant jurisdiction, the Group’s patents have a defined duration of typically 20 years and must be renewed within this 20-year period (after which they cannot be further renewed).
Information Technology
The Group will use a number of Unilever IT systems for operational, business and technology support under the terms of the GTSA. Unilever’s IT systems will provide support for the Group in the areas of IT infrastructure and support services, financial services and support, operations management services, distribution services, logistics and supply-chain management. Such transitional services agreements are expected to remain in place for a maximum period of 30 months from 1 July 2025, which includes a three-month ramp down phrase. For more information on the GTSA, see “Item 10. Additional Information — 10.C. Material Contracts — Global Transitional Services Agreement”.
For the duration of the GTSA, the Group will continue to rely on Unilever’s SAP platform to manage and operate its key business functions, including its supply chain management, product manufacturing and distribution and order processing for a large part of its business operations. IT operations will be primarily managed by third parties, with automated reporting and accounting solutions through an ERP solution on an SAP platform. These solutions will provide the Group with central insight into inventory, manufacturing and sales data across its segments. In the event of a failure of Unilever’s IT systems, Unilever maintains back-up systems and disaster recovery plans. Through the GTSA, the Group will have access to Unilever’s back-up systems and disaster recovery plans in the event of a failure of Unilever’s IT systems. In regard to the independent IT systems that the Group maintains, the Group has contracted business continuity management with the relevant suppliers to ensure business continuity and disaster recovery.
The Group is in the process of developing a modern-purpose ERP to replace its current technology stack, with functional systems specially developed to meet the Group’s needs as a stand-alone business. The new technology stack focuses on establishing a robust, scalable and efficient technological foundation to support the Group’s growth and innovation-first strategy.
The Group’s technology strategy is underpinned by the following core principles:
•
Co-ownership of digital transformation: Collaborate across units for improved growth through flexible, reusable solutions.

•
Driven by top talent: Cultivate leading internal talent in data, AI, cloud, architecture and engineering.

•
Data-driven decisions and insights: Business decisions guided by timely and accurate data insights.

•
Security, compliance, governance and privacy by design: Secure data with comprehensive governance and legal compliance tactics.

•
Sustainable footprint: Technology practices that align with sustainable values.

•
Agile cloud infrastructure: All services via cloud enabling business agility while controlling costs.

•
AI-enabled solutions: Develop and deploy AI capabilities, at scale.

•
Ecosystem of digital applications: Build cross-functional applications integrated into a modern, ERP core supporting business operations and innovation.

Implementation of this strategy will involve deploying the Group’s new technology stack through a phased approach, ensuring minimal disruption to business operations, aligned with the timeline for exiting the GTSA. The introduction of new technologies will be managed under the oversight of the Chief Technology and Information Officer, helping to navigate the complexities of implementation and to foster a culture of continuous improvement, innovation and compliance.
Information Security
The Group has taken a number of steps to secure its information as well as the information of its consumers, customers and employees. The Group engages with third parties that monitor the Group’s information security, which is overseen by the Group’s Cyber Information Security Officer.
Sustainability
The Group’s sustainability strategy is focused on managing impacts and risks to strengthen the Group’s resilience and enable growth. The Group intends to build on its approach over time with a focus on material sustainability matters relating to climate, sourcing of key commodities, salient human rights and plastics.
The Group has a Net Zero ambition by 2050. It is in the process of defining the scope of this ambition, developing its climate strategy and considering climate target setting options. Its most significant sources of GHG emissions relate to the use of cabinets and the sourcing of key commodities, such as cocoa, dairy and vanilla. The Group is implementing measures to improve the efficiency of its ice cream cabinets and is engaging with key suppliers to progress initiatives to reduce GHG emissions.
The Group responsibly sources key commodities, such as cocoa, vanilla, dairy and palm oil, in accordance with relevant regulations such as the EU Deforestation Regulation. The Group purchases Fairtrade and Rainforest Alliance certified cocoa and vanilla, dairy verified through Stage 3 of the Sustainable Agriculture Initiative’s Sustainable Dairy Partnership, and RSPO-certified palm oil.
The Group has performed a salient human rights assessment and is developing its social strategy, which will build on existing initiatives and programmes. The Group has programmes in place to help protect workers in the supply chain, such as the child and forced labour risk mitigation programmes with cocoa suppliers, cooperatives and farmers in Côte d’Ivoire and Ghana, and the Vanilla for Change programme in Madagascar to help vanilla farmers improve livelihoods and resilience.
The Group will develop a market-specific approach to packaging regulation and plastic taxes where relevant, building on its strong track-record in packaging innovation. For example, Magnum was the first ice cream brand to introduce recycled plastics in packaging. Additionally, the Group has successfully introduced plant-based tubs and lids for Ben & Jerry’s in the EU.
The Group’s approach to product innovation is developed in alignment with the changing regulatory landscape and stakeholder expectations in relation to nutrition, labelling and marketing. The Group seeks to align to industry standards regarding responsible marketing to consumers, such as the ICC Advertising and Marketing Communication Code (the “ICC Code”). Its product innovation is based on evolving consumer preferences, and includes offering healthier alternatives, such as reduced sugar and mini-portion product varieties.
The Group’s sustainability strategy is developed by a dedicated team of sustainability experts with representation on the Group’s executive leadership team. Central coordination will be complemented at a functional and business unit level by the incorporation of sustainability objectives into the Group’s operational and performance targets, ensuring sustainability is embedded across the organisation and is managed to drive value for all stakeholders.
The Group has developed an advocacy strategy that focuses on engagement in the legislative and regulatory agenda for the Group, including sustainability-related matters such as climate.

Human Capital
Inclusion
The Group believes that a workforce that brings a wealth of lived and professional experiences, skills and perspectives will drive business growth by better representing the consumers it serves. The Group will also place effort behind inclusion programmes that help its employee value proposition (its ability to attract the best talent) by ensuring it has programmes in place that create a thriving and inclusive company representing people from all communities and backgrounds.
Culture
In early 2025 the Group launched “The Ice Cream Way”, an articulation of its company culture through six values and underlying behaviours. This cultural identity prioritises what makes the Group unique as a company and where it needs to excel: having passion and expertise for the Ice Cream category, being industry disrupters and creating an open, transparent working environment. The Group’s cultural values will be driven through investment in leadership programmes and employee workshops throughout the organisation.
Wellbeing
Providing support for the wellbeing and health of its workforce is in line with the Group’s culture but also essential in attracting and retaining employees of the highest calibre. The Group will offer competitive packages of benefits and services that will be focused on improving wellbeing and work/life integration.
Regulatory Overview
The following is a summary of the regulatory landscape applicable to the Group’s business in the key markets in which it operates.
Food safety regulations
The Group is subject to extensive food safety regulations and is subject to governmental food processing controls in each of the countries in which it operates, including Regulation EC/178/2002 for European Union Member States, the Food, Drug, and Cosmetic Act (US), Codex Alimentarius (international standard) and the ASEAN Food Safety Regulatory Framework. The Group is also regularly inspected by various national and local regulatory authorities.
In the United States, the US Food and Drug Administration (the “FDA”) regulates food products pursuant to the Food, Drug, and Cosmetic Act (“FDCA”), as amended by the Food Safety Modernization Act. The FDCA governs the manufacturing, composition and ingredients, labelling, packaging and safety of food. The FDCA requires that certain nutrient and product information appear on product labels and that the labels and labelling be truthful, not misleading. In particular, the FDCA contains specific labelling requirements pertaining to nutrient content claims about specific nutrients (such as saturated fat and protein) and the “healthy” nutrient content claim. The FDCA further prohibits the distribution of food products that are adulterated or misbranded and provides the FDA with mandatory recall authority over mislabelled or misbranded food products. The Food Safety Modernization Act, which amended the FDCA, contains additional requirements intended to enhance food safety and prevent food contamination, including more frequent inspections and increased record-keeping and traceability requirements.
In Europe, Regulation EC/178/2002 provides the framework for a unified approach to food safety and all Member States have implemented the requirements into national law, creating a harmonised approach to food safety across the European market. Among the other major requirements of Regulation EC/178/2002 are Article 17, which imposes a general obligation on food business operators to ensure that the operations under their control satisfy the relevant food law requirements and an obligation to verify that such requirements are met, and Article 18, which imposes a mandatory traceability requirement along the food chain. The traceability requirement applies to all food, animal feed, food-producing animals and all types of food chain operators including in the farming, processing, transport, storage, distribution and retail sectors. The Group has implemented careful internal recording systems to ensure that it complies with this requirement. In addition to the general requirements of Regulation EC/178/2002, the Group is subject to the specific food hygiene legislation, such as Regulation (EC) No 852/2004, which outlines hygiene requirements for all food businesses including ice cream production, along with hazard analysis and critical control points, or HACCP, which has been implemented in all of the Group’s operating divisions and plants. Further, the Group is regularly inspected by various national and local regulatory authorities. Regulatory oversight is enforced through regular inspections conducted by both national and local food safety authorities, with the frequency and intensity often based on risk assessment of the Group’s production processes.
The ice cream products category is also subject to various product composition and labelling regulations in Europe. Regulation (EU) No 1169/2011 governs food information to consumers, including mandatory nutritional declarations, allergen labelling, and ingredient listing. Directive 2000/36/EC establishes standards for cocoa and chocolate products, defining minimum cocoa content requirements and permitted additives, which applies to chocolate-based ice creams and toppings, requiring careful formulation to meet legal definitions. Regulation (EC) No 1333/2008 controls the use of food additives, including stabilisers, emulsifiers and colourings commonly used in ice cream. Regulation (EC) No 853/2004 sets specific rules for food products of animal origin, including dairy ingredients used in ice cream production, as well as the requirements for the sourcing, processing, and handling of milk, cream and other dairy components.
Advertising and marketing regulations
The majority of countries in which the group operates have implemented national advertising and marketing regulations that are aligned to the ICC Code. Additionally, in the United States, the National Advertising Division (the “NAD”), an industry-sponsored self-regulatory system, permits competitors to resolve disputes over advertising claims by applying FTC guidelines and rules, as well as prior self-regulatory decisions by the NAD. The NAD may refer matters to the FTC or other agencies for further action if a company does not implement the NAD’s recommendations.
There are numerous European regulations on trade and marketing applicable to the ice cream sector. Regulation (EU) No 1151/2012 protects quality schemes for agricultural products and food, including Protected Designation of Origin (PDO), for which is relevant for specialty ice creams. Directive 2005/29/EC prohibits unfair business-to-consumer commercial practices, including misleading marketing claims. In particular, this directive prohibits unfair business-to-consumer commercial practices, banning misleading claims regarding ingredients, production methods or health benefits. Furthermore, Directive 2005/29/EC contains regulations pertaining to comparative advertising and requirements for substantiation of claims (e.g., “artisanal”, “homemade”, or “traditional”).
Additionally, various regulators have adopted, or are considering adopting, regulations on environmental marketing claims, including but not limited to the use of “sustainable”, “environmentally-friendly”, “climate-friendly”, “green”, “eco-friendly”, “organic”, “recyclable” or similar language in product marketing. There are also increasing regulations on the provenance, composition, or production methods of products to reflect environmental and/or social concerns, which may require the Group to change suppliers, disrupt its business operations, incur additional compliance costs or otherwise impact its reputation or business.
Environmental and health and safety regulations
The Group is subject to a number of local, national and international laws and other requirements relating to the protection of the environment and the safety and health of personnel and the public. These requirements relate to a broad range of the Group’s activities, including:
•
the discharge of pollutants into the air and water;

•
the identification, generation, storage, handling, transportation, disposal, record-keeping, labelling reporting of, and emergency response in connection with, hazardous materials (including asbestos) associated with the Group’s operations;

•
noise emissions from the Group’s facilities; and

•
safety and health standards, practices and procedures that apply to the workplace and the operation of the Group’s facilities.

In order to comply with these requirements, the Group may need to commit financial and other resources from time to time to: (i) construct or acquire new equipment; (ii) acquire or amend permits to authorise facility operations; (iii) modify, upgrade or replace existing and proposed equipment; (iv) provide safety equipment to employees; (v) clean up or decommission waste management facilities; and (vi) adopt appropriate policies and procedures.
If the Group does not comply with environmental and health and safety requirements that apply to its operations, regulatory agencies could seek to impose civil, administrative and/or criminal liabilities, as well as seek to curtail the Group’s operations. In particular, the presence of hazardous materials at the Group’s facilities may expose it to potential liabilities associated with the cleanup of contaminated soil and groundwater, and the Group could be liable for: (i) the costs of responding to and remediating any release of hazardous materials; and (ii) the restoration of natural resources damaged by any such release, among other related responsibilities.
Under some circumstances, private parties could also seek to impose civil fines or penalties for violations of environmental laws or recover monetary damages, including those relating to property damage or personal injury. In relation to health and safety, private parties could also seek to impose civil fines or penalties for violations of health and safety laws or recover monetary damages, including those relating to personal injury.
Sustainability reporting regulations
The Group is subject to a number of sustainability-related reporting requirements. At a high level, these requirements will require the Group to publish information covering a broad range of environmental, social and governance topics (including details of material sustainability-related impacts, risks and opportunities and whether its business is “environmentally sustainable” under EU rules). Sustainability disclosures may also be subject to assurance, which is currently the case for the EU sustainability disclosure regime. Sustainability disclosure regimes continue to be developed across a range of jurisdictions, and it is likely that the Group will become subject to additional disclosure obligations in the coming years. In addition, new regulatory frameworks are being introduced which will not only require reporting on material sustainability risks and impacts but also require compliance with due diligence obligations (which may lead to internal assessments and changes to the Group’s environmental and human rights due diligence processes and supplier frameworks).
In order to comply with these requirements, the Group will continue to: (i) identify applicable requirements in all of the jurisdictions in which it operates; (ii) conduct the required assessments (including material assessments); (iii) produce clear and considered disclosures in compliance with relevant rules; and (iv) engage with relevant third parties (including assurers).
Plastics and packaging regulations
The Group is subject to a number of national and international obligations in relation to plastic packaging and waste, including bans on certain single use plastic products in Europe and the UK and taxes on the production and import of certain plastic packaging with less than 30 per cent. recycled content in the UK. Member states of the United Nations are negotiating an international agreement to address plastic pollution through its entire life cycle. When adopted, this is likely to affect how the Group uses plastics in its operations and products.
In order to comply with these requirements, the Group may need to commit financial and other resources from time to time to: (i) update existing plastics and packaging processes and procedures; and (ii) modify, upgrade or replace existing and proposed packaging equipment.
Carbon pricing
Increasingly, regimes are being developed which could apply to the Group (directly or indirectly) and impose a price on carbon. The aim of carbon pricing regimes is to capture the external costs of GHG emissions in relation to certain goods and services and encourage emitters to reduce the amount of GHGs emitted into the atmosphere. The implementation of such regimes could lead to increased direct and indirect costs for the Group, including costs of sales linked to raw materials, production, and distribution emissions.

Seasonality
For a discussion on the impact of seasonality on the Group, see “Item 5. Operating and Financial Review — 5.A. Operating Results — Key Factors Affecting Results of Operations — Seasonality”.
4.C.   ORGANIZATIONAL STRUCTURE
Following the Demerger, the Company will be the ultimate holding company of the Group. For additional information on the structure of the Group following the separation, see “Reorganisation and Demerger — Reorganisation — Establishment of the Group”.
The Group will operate through various subsidiaries. The following table provides an overview of the Group’s significant subsidiaries anticipated as of Admission. These significant subsidiaries will be directly and indirectly held through intermediate holding companies.
Significant Subsidiary	Interest	Jurisdiction of Incorporation
Holding/Finance Companies
The Magnum Ice Cream Company HoldCo Netherlands B.V.	100%	The Netherlands
The Magnum Ice Cream Company NewCo Netherlands B.V.	100%	The Netherlands
Magnum ICC Finance B.V.	100%	The Netherlands
The Magnum Ice Cream Company HoldCo 1 Netherlands B.V.	100%	The Netherlands
The Magnum Ice Cream Company HoldCo 3 Netherlands B.V.	100%	The Netherlands
The Magnum Ice Cream Company HoldCo 4 Netherlands B.V.	100%	The Netherlands
The Magnum ICC US SpinCo, LLC	100%	Delaware, US
4.D.   PROPERTY, PLANTS AND EQUIPMENT
The Group’s ice cream products are primarily manufactured at its 30 manufacturing facilities as described in “— Manufacturing and Logistics”.
In addition, the Group owns or rents warehousing and office space (including renting its headquarters located in Amsterdam). In addition to warehouses and office space, the Group rents premises for its RD&I centres and land for its manufacturing facilities. See “— Manufacturing and Logistics” for further information on the Group’s warehousing and distribution operations and “Note 8. Leased Assets” of the Combined Carve-Out Financial Statements for historical financial information on its property, plant and equipment provisions.
The Group believes that its facilities are maintained in good condition and are generally suitable and of sufficient capacity to support its current business operations.
There are no major encumbrances on any of the Group’s material properties.
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of the financial condition and results of operations of the Group should be read in conjunction with the Combined Carve-Out Financial Statements, including the notes thereto, which are included elsewhere in this registration statement. Except as otherwise stated, this Operating and Financial Review is based on the Combined Carve-Out Financial Statements, which have been prepared in accordance with IFRS. The following discussion contains forward-looking statements that reflect the current view of the Group’s management and involve risks. The Group’s future results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, without limitation, those discussed below and elsewhere in this registration statement, particularly in “Item 3. Key Information — 3.D. Risk Factors”.

5.A.   OPERATING RESULTS
Overview
The Group reports its results across three segments:
•
Europe and ANZ: representing Europe (which includes the United Kingdom and Ireland), Australia and New Zealand;

•
Americas: representing North America and South America; and

•
Rest of the World: representing Africa, Asia and the Middle East (which includes Turkey).

For more information on the Group’s operations and market positioning, see “Item 4. Information on the Company — 4.B. Business Overview”.
Key Factors Affecting Results of Operations
The Group’s results of operations and financial condition are affected by a variety of factors. Set out below is a discussion of the most significant factors that have affected the Group’s financial results during the periods under review and which the Group currently expects to affect its financial results in the future. Factors other than those presented below could also have a significant impact on the Group’s results of operations and financial condition in the future.
Innovation
The Group’s sales and profits depend in part on its ability to identify and offer products that appeal to changing consumer needs and preferences. The Group believes that its depth of consumer insights, coupled with industry-leading innovation capabilities and intellectual property portfolio has enabled it to deliver products, formats and concepts that reflect a broad range of ice cream consumption occasions, demand moments and consumer price points. The launch of new products is typically supported by marketing investments to create awareness and strengthen brand equity for those products and brands in the markets in which they are sold.
The Group’s consistent investment in research and development (“R&D”) has contributed to the sustained vitality of its brands. R&D costs, which are recognised in the Group’s combined carve-out income statement within selling, general and administrative expenses and include staff costs, material costs, depreciation of property, plant and equipment, patent costs and other costs directly attributable to R&D activities, amounted to €92 million, €92 million and €95 million in FY2024, FY2023 and FY2022, respectively. As a percentage of revenue, R&D costs remained stable for the period under review, representing 1.2 per cent. in each of FY2024, FY2023 and FY2022. The Group’s focus area during this period included expanding its range by launching several premium, market-making innovations designed to bring new experiences to consumers while also meeting evolving snacking habits, including the introduction of “micro” formats catering to consumer demand for smaller, more frequent eating throughout the day, ultimately resulting in the launch of Magnum’s bite-sized Bon Bons in 15 of the Group’s markets in FY2024. Bon Bons drove revenue growth for the year in the Europe and ANZ segment, with the range exceeding both volume and value performance targets. In addition, the Group has maintained both local and global relevance through various flavour innovations, such as the “Dubai chocolate” trend, the launch of Magnum Chocolate con Chile in Mexico, the global launch of Magnum Fantasia and the Cornetto Classic “Unwrap It” campaign.
The Group’s strategic investments also extend to innovation of its route to market, including through the development and piloting of new cabinets which include AI, image recognition and vending capabilities.
Management of the supply chain network
The Group has a comprehensive global supply chain network, comprising 30 manufacturing facilities, over 200 distribution centres, 350 production lines and more than 2,150 distributors, across six continents. This extensive network provides a competitive advantage to the Group across key geographies, in an industry with significant barriers to entry requiring high upfront investments.
As it transitions to a stand-alone company, the Group aims to capitalise on opportunities to strengthen its supply chain by investing in local logistics, expanding manufacturing capacity, and streamlining inventory systems. These initiatives are expected to unlock incremental revenue, optimise costs, strengthen operating margins and improve working capital.
To that end, in 2024 the Group started to implement a multi-year supply chain transformation programme aimed at enhancing service levels, driving operational efficiency, reducing waste, and significantly lowering the cost to serve (particularly across key markets in Europe and the United States). The programme prioritises balancing inventories, optimising the supplier base through dual sourcing, and streamlining product route-to-market, with a focus on local-for-local production.
In FY2024, these initiatives yielded significant savings as part of the Group’s broader productivity programme. The savings were reinvested strategically to enhance automation and upgrade factory operations. Notably, the Group expanded its Magnum production lines at its factory in Turkey. It also strengthened manufacturing capabilities and increased its investment in quality and safety measures. These investments reduced product quality issues and food safety incidents across its manufacturing facilities. During this period, the Group completed automation upgrades at 21 manufacturing facilities, which has improved overall efficiency and contributed to a 23 per cent. reduction in food waste compared to the prior year.
Continued improvements are anticipated to unlock further synergies across its operational footprint, underpinning the Group’s commitment to achieving significant supply chain enhancements by 2028.
Changes in prices of raw materials, packaging and energy
A significant portion of the Group’s cost of sales are attributed to the purchase of: (i) raw materials essential for ice cream manufacturing, including dairy products, sugar, cocoa, cocoa byproducts, vanilla and vegetable oils; (ii) packaging materials, including sticks, wrappers and tubs; and (iii) energy. The cost of these commodities and materials depends on various factors beyond the Group’s control, including, but not limited to, global supply chain disruptions, currency fluctuations, weather patterns and geopolitical developments.
For instance, the market price of cocoa increased sharply during the periods under review, by 375 per cent. between FY2022 and FY2024. This increase was primarily due to a supply deficit driven by adverse weather conditions and other issues, including ageing trees and a crop virus in Ghana and Côte d’Ivoire (which collectively produce 80 per cent. of global cocoa). This was exacerbated by social and economic factors. The Europe and ANZ segment has a particularly high exposure to the price of cocoa due to the demand and share of Magnum sales in this region.
The Group aims to minimise the impact of raw material and energy price fluctuations by effectively managing its raw material and fuel costs, including through the use of fixed-price contracts over a price horizon between six months and nine months, with forward hedging via financial derivatives used to cover any purchase demand exposure not covered by such fixed-price contracts. Notwithstanding these hedging arrangements, raw material and energy price fluctuations have nonetheless impacted the Group’s margins over the period under review. For example, although the full impacts of the increased cost of cocoa in FY2023 and FY2024 were delayed by existing forward hedging contracts, this price increase had the effect of increasing cost of sales by 1.6 per cent. per kilolitre in FY2024 compared to FY2023, which, in isolation, had a negative impact on margins. The Group may face significant increases in raw material costs in FY2025 and beyond as the benefits of hedging and other mitigating measures unwind.
In order to protect profit margins, the Group regularly assesses movements in raw material prices and aims to adjust the prices of its products where it is prudent to do so. The Group also builds strategic reserves of raw materials when prices are favourable, thus securing supply against unforeseen market volatility.
In FY2024, the Group made progress in diversifying its supplier base and incorporating more sustainable sourcing practices to ensure supply and pricing stability. The Group has placed supplier partnerships at the core of its procurement approach, promoting transparent and responsible supply chains which allow the Group to negotiate favourable terms and secure high-quality raw materials, while also maintaining a diverse supplier base. This sourcing strategy specifically emphasises responsible sourcing principles for key raw materials such as cocoa, vanilla, and dairy.

Seasonality
The ice cream business is seasonal, with a significant portion of the Group’s annual sales occurring during the summer months in the northern hemisphere. The impacts of seasonality on the Group’s results are relatively stable each year. For FY2024, FY2023 and FY2022, 47 per cent., 47 per cent. and 48 per cent., respectively, of revenue was generated during the four-month period from 1 May to 31 August.
The impact of seasonality differs across the Group’s markets, with certain markets being more seasonal than others or subject to the impacts of seasonality at different times of the year. For example, the Group’s most seasonal markets are in Europe, notably Italy and Spain, as well as Turkey, where revenue tends to be stronger during the spring and summer seasons in the second and third quarters of each year. Conversely, with the exception of China, volumes in Asia are generally less impacted by seasonality. The impact of seasonality is also dependent on the proportion of out-of-home sales and in-home consumption in the market. For example, the United States is not very seasonal, as most of the ice cream consumption happens at home.
The Group’s cash flows are therefore seasonal, with the Group experiencing lower cash flow during the first and fourth quarters due to lower sales during this period and increases in seasonal inventory in preparation for higher sales in the second and third quarters of the financial year.
As part of the improvements to its supply chain contemplated by its supply chain optimisation programme, the Group aims to enhance product availability and minimise waste, supporting efficient and timely deliveries that align stock levels with consumer demand. This approach, alongside prudent liquidity management, will enable the Group to effectively manage seasonal working capital shifts.
Weather trends
Weather conditions have a significant impact on sales volumes, particularly in the summer months. High temperatures, extended hours of sunshine and prolonged periods of warm weather positively influence consumer demand, boosting the Group’s sales volumes and revenue. Conversely, unseasonably cool or wet weather, particularly during the spring and summer months, can adversely affect sales volumes and negatively impact monthly sales volumes, profits and cash flows. In the periods under review, the Group experienced variable weather patterns that impacted sales differently across regions. For example, unseasonably low temperatures and higher-than-usual rainfall impacted the Group’s sales volumes across Europe in the second and third quarter of 2023. The breadth of the Group’s geographic footprint and product portfolio, however, acts as a natural hedge against the impacts of such adverse weather trends.
Foreign currency and exchange rates
The Group operates globally with subsidiaries in various countries, and incurs transactions denominated in a variety of currencies. Accordingly, fluctuations in currency exchange rates can impact its results of operations. These impacts can take the form of transaction effects, or translation effects, which result from converting assets, liabilities and operating results denominated in foreign currencies into euro for reporting purposes.
Individual group companies incur foreign currency transactions resulting from their commercial activities, such as procurement of commodities and recognition of monetary assets and liabilities. Foreign currency transactions in individual group companies are translated into their functional currency using exchange rates at the date of the transaction. Foreign exchange gains and losses from settlement of these transactions, and from translation of monetary assets and liabilities at year-end exchange rates, are recognised in the Group’s combined carve-out income statement.
The Group has historically benefited from Unilever hedging foreign exchange exposures on behalf of its group companies, which included the Group. Accordingly, as the derivative contracts are held at the Unilever level, and the Group is not a party to the contracts, such derivatives are not recognised in the combined carve-out balance sheet. However, a proportional allocation of the realised gains and losses on foreign exchange derivatives has been recognised in the Group’s combined carve-out income statement.
In preparing the Group’s financial statements, the balances in individual group companies are translated from their functional currency into euros. Apart from the financial statements of group companies in hyperinflationary economies, transactions reflected in the Group’s combined carve-out income statement, and combined carve-out cash flow statement, and all other movements in assets and liabilities, are translated at average rates of exchange as a proxy for the transaction rate, or at the transaction rate itself if more appropriate. Assets and liabilities are translated at year-end exchange rates.
The Group’s other comprehensive income includes a foreign currency retranslation gain of €137 million in FY2024 compared to a foreign currency retranslation loss of €50 million in FY2023 and a gain of €153 million in FY2022. These foreign currency retranslation gains and losses are reflected in the combined carve-out statement of comprehensive income.
Hyper-inflationary economy in Turkey
The Turkish economy has been classified as hyperinflationary for the periods under review under IFRS (IAS 29). The application of IAS 29 includes: (i) the adjustment of historical cost of non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date; (ii) the adjustment of the Group’s combined carve-out income statement at the period-end foreign exchange rate instead of an average rate; and (iii) adjustment of the Group’s combined carve-out income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency. As a result of the application of IAS 29 to all entities whose functional currency is Turkish lira, the Group recognised the following adjustments to historical cost figures in FY2024, FY2023 and FY2022 in its Combined Carve-Out Financial Statements.
	FY2024	FY2023	FY2022
	(€ million)
Total asset increase	42	8	88
Revenue increase	79	20	13
Operating profit increase/(reduction)	7	1	(2)
Net monetary loss	—	(10)	(2)
Re-focused investment priorities following the Demerger
The Group’s separation from the Unilever Group provides the strategic opportunity to reconfigure its operations, focusing on improving financial performance and operational efficiency. The Group will employ a distinct operating model focused on unlocking opportunities for value creation and margins improvement, underpinned by a new, focused leadership team and management structure, alongside improvements to its global cold supply chain. Management believes this will enable the Group to establish a robust foundation for future growth and strengthen margins.
In anticipation of the Demerger, the Group has onboarded a senior team with extensive food and beverage experience and proven track records in delivering success at publicly listed companies. To support a greater focus on financial performance, the Group has introduced dedicated general management of each of the Group’s regional and performance management units to run the business end-to-end. This strategic shift will enable the Group to fully leverage its brand portfolio to grow the market and capture additional market share across performance management units.
Demerger and transition to stand-alone company
In preparation for the Demerger, the Group has taken numerous actions to ensure readiness to function as an independent, publicly listed company. During FY2024, the Group incurred costs in connection with preparation for the Demerger of €         million.
Going forward, the Group expects that the majority of separation costs are expected to be incurred between FY2025 and FY2026. The costs are estimated to total approximately €         million, made up of the following:
•
approximately €         million of transaction-related expenses;

•
approximately €         million to support operational establishment, including the creation of a standalone supply chain and customer onboarding process;

•
approximately €         million for organisational design and set-up, such as establishment of shared services, corporate rebranding and management of the transformation office; and

•
approximately €         million to cover establishment costs, including legal and tax matters (such as product registrations), personnel-related expenses (such as benefits, pension set-up and severance) and contract separation or renegotiation.

The Group also expects to incur recurring operating costs from the second half of 2025 onwards to provide the capabilities to operate successfully as a stand-alone public listed company following the Demerger, including in technology and infrastructure, and in corporate functions.
The Group has historically benefited from negotiated arrangements with third-party suppliers, distributors, licensors, lessors, other business partners and/or counterparties as part of the larger Unilever Group. While certain of these arrangements will change as a result of the Demerger, the cost impact is not expected to be material.
Description of Key Line Items
Revenue
Revenue comprises sales of goods after the deduction of discounts, sales taxes and estimated returns. It does not include intercompany sales within the Group. The Group provides a variety of discounts to its customers, including rebates, price reductions and incentives, promotional couponing, and trade communication costs, all of which are based on contractual arrangements with each customer and are excluded from revenue.
Operating profit
Operating profit comprises the income from business activities, after deducting operating costs from revenue. Operating costs include cost of sales, selling, general and administrative expenses, restructuring costs, acquisition and disposal-related costs, impairment costs, gains or losses from the disposal of group companies and other items classified separately considered by management to be significant and outside the course of normal operations. For further information on operating costs, see “Note 3. Operating Costs” of the Combined Carve-Out Financial Statements.
Cost of sales
Cost of sales includes: (i) the cost of inventories sold during the period, comprising raw and packaging materials and goods purchased for resale as well as related production costs; and (ii) distribution costs.
Raw and packaging materials comprise costs associated with the procurement of raw materials, such as dairy products, sugar, cocoa, cocoa byproducts, vanilla and vegetable oils, the costs of packaging materials, such as sticks, wrappers and tubs, and the cost of inward freights and transporting such materials to the point of manufacture or packaging. Goods purchased for resale include the cost of finished ice cream products purchased from third parties for resale by the Group.
Production costs comprise costs associated with converting raw materials into finished ice cream products, including factory-related production costs such as labour, energy, depreciation, repair and maintenance at the Group’s manufacturing facilities.
Distribution costs comprise the cost of storing and shipping goods from point of manufacturing to customer’s warehouses.
Selling, general and administrative expenses
Selling, general and administrative expenses comprise advertising and promotion costs and overheads.
Advertising and promotion costs are incurred for the purpose of building and maintaining brand equity and awareness, and include media, advertising production, promotional materials, engagement with consumers and point-of-sale investments.

Overheads comprise staff costs associated with sales activities and central functions such as finance, human resources, and research and development costs. Research and development costs are staff costs, material costs, depreciation of property, plant and equipment, patent costs and other costs directly attributable to research and development activities.
Net finance costs
Net finance costs are comprised of finance costs and finance income, including net finance costs in relation to pensions and similar obligations. Finance income relates to income on cash and cash equivalents. Finance costs include interest costs in relation to financial liabilities. This includes interest on lease liabilities which represents the unwind of the discount rate applied to lease liabilities.
Borrowing costs are recognised using the effective interest method.
Taxation
Income tax on the profit for the year comprises current and deferred tax. Income tax is recognised in the combined carve-out income statement except to the extent that it relates to items recognised directly in equity or net parent investment.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.
Total tax in the combined carve-out income statement will differ from the income tax paid in the combined carve-out cash flow statement primarily because of deferred tax arising on temporary differences and payment dates for income tax occurring after the balance sheet date. Both combined carve-out income statement tax movements and combined carve-out balance sheet amounts relating to the Group’s dedicated entities have been included in the Combined Carve-Out Financial Statements in line with amounts reported in the full Unilever Group financial statements.
Legal entities with both Group and non-Group related operations have been aggregated by jurisdiction for the purposes of calculating tax movements and balances. Amounts included in the Group’s combined carve-out income statement have been calculated by applying a Group adjusted jurisdictional effective tax rate to the carve-out pre-tax result for these entities within that jurisdiction. Amounts included on the balance sheet in respect of deferred tax have been calculated either by reference to the proportion of the pre-tax assets or liabilities that give rise to the associated deferred item or applying the appropriate statutory jurisdictional tax rate to the pre-tax asset or liability carrying value. No current tax balances have been included for entities with both Group and non-Group operations on the basis that the legal obligation to settle will remain with the existing Unilever Group, unless the legal entity is transferring.
The Group’s computed rate of tax for the periods under review was 25 per cent. in FY2024, 25 per cent. in FY2023 and 24 per cent. in FY2022. The computed rate of tax is the average of the standard rate of tax applicable in the countries in which the Group operates, weighted by the amount of profit before taxation generated in each of those countries. The Group’s effective tax rate, accounting for incentive tax credits, expenses not deductible for tax purposes, the impact of withholding tax and income tax reserve adjustments was 20 per cent., 28 per cent. and 25 per cent. for FY2024, FY2023 and FY2022, respectively.
Description of Non-IFRS Financial Measures
In considering the financial performance of the Group, management analyses certain measures not defined by, or calculated in accordance with, IFRS, including organic sales growth (“OSG”), organic volume growth (“OVG”), organic price growth (“OPG”), Adjusted EBITDA, free cash flow (“FCF”), free cash flow conversion (“FCF conversion”), net debt (“Net Debt”) and adjusted return on invested capital (“Adjusted ROIC”). Management believes this information, along with comparable IFRS measurements, is useful to investors because it provides a basis for measuring the Group’s operating performance. Management uses these financial measures, along with the most directly comparable IFRS financial measures, in evaluating the Group’s operating performance and value creation. The non-IFRS financial measures presented in this registration statement may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation, or as a substitute for, financial information presented in compliance with IFRS. Wherever appropriate and practical, reconciliations to comparable IFRS measures are provided. For a reconciliation of the closest measures prepared in accordance with IFRS to the applicable non-IFRS measures, see “— Reconciliation of Non-IFRS Financial Measures”.
OSG
OSG refers to the increase in revenue for the period, excluding any change in revenue resulting from disposals, changes in currency and price growth in excess of 26 per cent. in hyperinflationary economies. Inflation of 26 per cent. per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. The impact of disposals is excluded from OSG for a period of 12 calendar months from the applicable closing date.
OSG includes increases or decreases in sales of an acquired business immediately following the business combination, unless a reliable historical baseline is not available for the 12 months prior to the acquisition, in which case sales during the first 12 months of the acquisition are excluded from OSG.
The Group believes this measure provides valuable additional information on the organic sales performance of the business and it is a key measure used internally.
OVG
OVG is part of OSG and means, for the applicable period, the increase in revenue in such period calculated as the sum of: (i) the increase in revenue attributable to the volume of products sold; and (ii) the increase in revenue attributable to the composition of products sold during such period. OVG therefore excludes any impact on OSG due to changes in prices.
OPG
OPG is part of OSG and means, for the applicable period, the increase in revenue attributable to changes in prices during the period. OPG therefore excludes the impact to OSG due to: (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, the Group excludes the impact of price growth in excess of 26 per cent. per year in hyperinflationary economies as explained in OSG above.
Adjusting items
Several non-IFRS measures are adjusted to exclude items defined as adjusting. Management considers adjusting items to be significant, or unusual or non-recurring in nature and so believe that separately identifying them helps in understanding the financial performance of the Group from period to period.
Adjusting items within operating profit are:
•
gains or losses on business disposals which arise from business disposal projects;

•
acquisition and disposal-related costs which are costs that are directly attributable to a business acquisition or disposal project;

•
restructuring costs which are costs that are directly attributable to a restructuring project. Management defines a restructuring project as a strategic, major initiative that delivers cost savings and materially changes either the scope of the business or the manner in which the business is conducted;

•
impairments of assets which includes impairments of goodwill, intangible assets, and property, plant and equipment; and

•
other approved items which are any additional matters considered by management to be significant and outside the course of normal operations.

Adjusting items not in operating profit but within net profit are net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost and taxation.

Adjusted EBITDA
Adjusted EBITDA is defined as operating profit before the impact of depreciation, amortisation and adjusting items within operating profit. This measure is used to evaluate the performance of the Group and its segments. The Group’s management believes this measure provides useful information in understanding and evaluating the Group’s operating results.
FCF
FCF is defined as net cash flow from operating activities, less net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing the Group’s liquidity that management believes is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions, if any.
FCF conversion
FCF conversion is defined as FCF excluding tax on disposal as a proportion of net profit, excluding profit and loss on disposal, and income from non-current investments. Management uses FCF conversion as it reflects the Group’s ability to convert profit into cash.
Net Debt
Net Debt is defined as the excess of total financial liabilities over cash and cash equivalents, other current financial assets and non-current financial asset derivatives that relate to financial liabilities. Management believes Net Debt provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.
Adjusted ROIC
Adjusted ROIC is calculated as operating profit after taxation net of adjusting items divided by the annual average of invested capital for the period which are goodwill, intangible assets, property, plant and equipment, inventories, trade and other current receivables, and trade payables and other current liabilities. Adjusted ROIC is a measure of the return generated on capital invested by the Group. Management believes this provides a measure for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback.
Results of Operations
The following table presents the Group’s combined carve-out income statement for FY2024, FY2023 and FY2022.
	FY2024	FY2023	FY2022
	(€ million)
Revenue	7,947	7,618	7,506
Operating profit	764	742	737
Net finance costs	(17)	(20)	(35)
Pensions and similar obligations	(12)	(11)	(7)
Finance income	2	1	1
Finance costs	(7)	(10)	(29)
Net monetary gain/(loss) arising from hyperinflationary economies	—	(10)	(2)
Profit before taxation	747	712	700
Taxation	(152)	(203)	(173)
Net profit	595	509	527

The discussion below presents a comparison of: (i) costs of sales; (ii) selling, general and administrative expenses; and (iii) adjusting items in connection with the comparison of operating profit for the periods presented. For more information on these measures, see “Note 3. Operating Costs” of the Combined Carve-Out Financial Statements. In addition, the discussion below references OSG and Adjusted EBITDA, which are non-IFRS financial measures. See “— Description of Non-IFRS Financial Measures” for detailed the definitions of OSG, Adjusted EBITDA and other non-IFRS financial measures, and an explanation of why the Group’s management believes such metrics provide useful information to investors regarding the Group’s financial condition and results of operations. For a reconciliation of these measures to their nearest IFRS measure, see “— Reconciliation of Non-IFRS Financial Measures”.
Comparison of Results of Operations for FY2024 and FY2023
Revenue
Revenue was €7,947 million in FY2024 compared to €7,618 in FY2023, representing growth of 4.3 per cent. (or an increase of €329 million). Revenue growth was driven by OSG contribution of 2.8 per cent. and the impact of the Yasso acquisition, which contributed a further 1.4 per cent. Consumer relevant innovations, including new snacking formats, along with operational improvements such as a more efficient go-to-market strategy, improved distribution and optimised promotional activities, contributed to an OSG balanced between price and volume growth.
Operating profit and Adjusted EBITDA
Cost of sales
Cost of sales was €5,173 million in FY2024 compared to €5,022 million in FY2023, representing an increase of 3.0 per cent. (or €151 million). This increase was primarily driven by rising sales volume and high commodity inflation for cocoa, which was slightly offset by operational efficiencies, including a significant reduction in business waste and product complexity.
Selling, general and administrative expenses
Selling, general and administrative expenses were €1,810 million in FY2024 compared to €1,742 million in FY2023, representing an increase of 3.9 per cent. (or €68 million). This increase was primarily driven by elevated advertising and promotional spend to support growing markets and new premium innovations, and higher employee costs, which were partially offset by other items in overheads, and currency retranslation gains.
Adjusting items
Adjusting items were €200 million in FY2024 compared to €112 million in FY2023, representing an increase of 79 per cent. (or €88 million). This increase was primarily driven by a €63 million increase in restructuring costs related the Group’s productivity programme and supply chain transformation initiatives. Acquisition and disposal-related costs within adjusting items increased by €14 million in FY2024 from FY2023. This primarily reflected separation-related costs, compared to FY2023, when such costs were mainly driven by the Yasso acquisition.
Operating profit and Adjusted EBITDA
Operating profit was €764 million in FY2024 compared to €742 million in FY2023, representing an increase of 3.0 per cent. (or €22 million). This increase was driven by the factors described above, reflecting growth in revenue offset by increases in cost of sales, selling, general and administrative expenses, and adjusting items.
Adjusted EBITDA was €1,340 million in FY2024 compared to €1,211 million in FY2023, representing an increase of 10.7 per cent. (or €129 million). This increase was largely driven by the same factors as operating profit with the exception of the increase of adjusting items.

Net finance costs
Net finance costs were €17 million in FY2024 compared to €20 million in FY2023, representing a decrease of 15 per cent. (or €3 million). This decrease was primarily driven by a €6 million reduction in fair value of the Philippines put option, as described in “Note 13. Financial Liabilities” of the Combined Carve-Out Financial Statements.
Taxation
Taxation was €152 million in FY2024 compared to €203 million in FY2023, representing a decrease of 25.1 per cent. (or €51 million). This decrease was primarily driven by a lower effective tax rate due to favourable tax audit settlements and prior year true-ups in FY2024, which was partially offset by a reduction in the effect of hyperinflationary adjustments in Turkey. In FY2024, there were significant favourable settlements and true-ups, compared with adverse impacts with FY2023.
Net profit
Net profit was €595 million in FY2024 compared to €509 million in FY2023, representing an increase of 16.9 per cent. (or €86 million). This increase was driven by the factors described above.
Comparison of Results of Operations for FY2023 and FY2022
Revenue
Revenue was €7,618 million in FY2023 compared to €7,506 million in FY2022, representing an increase of 1.5 per cent. (or €112 million). The contribution from OSG of 2.5 per cent. and the Yasso acquisition of 0.9 per cent. was partially offset by the negative impact of currency related items (1.9 per cent.). The OSG contribution was primarily driven by high price increases across all segments to offset inflation and maintain margins across all brands, with the greatest impact being seen in Europe and ANZ. The positive price impact was largely offset by a decline in volume (primarily in Europe).
Operating profit
Cost of sales
Cost of sales was €5,022 million in FY2023 compared to €4,940 million in FY2022, representing an increase of 1.7 per cent. (or €82 million). While volumes declined by approximately 7 per cent. in FY2023, cost of sales increased, primarily resulting from high price inflation in key commodities and higher production costs. The increase in production costs (4.1 per cent. in FY2023 compared to FY2022) was largely due to labour inflation, higher depreciation from new line investments and higher repair and maintenance costs, partially offset by a reduction in utilities as global fuel and energy prices declined.
Selling, general and administrative expenses
Selling, general and administrative expenses were €1,742 million in FY2023 compared to €1,693 million in FY2022, representing an increase of 2.9 per cent. (or €49 million). This increase was primarily due to increased advertising and promotion spend across segments to drive volume and support new innovations in key markets and increases in other expenses largely due to hyperinflation in Turkey.
Adjusting items
Adjusting items were €112 million in FY2023 compared to €136 million in FY2022, representing a decrease of increased of 17.3 per cent. (or €24 million). This decrease was largely driven by a €34 million reduction in restructuring costs as additional costs were incurred in FY2022 resulting from the Compass reorganisation programme. Higher acquisition and disposal-related costs from the Yasso acquisition were mostly offset by a gain from the release of an unutilised legal provision by Unilever, which was partially allocated to the Group.

Operating profit and Adjusted EBITDA
Operating profit was €742 million in FY2023 compared to €737 million in FY2022, representing an increase of 0.7 per cent. (or €5 million). This increase was driven by the factors described above, reflecting growth in revenue and offset by increases in cost of sales, and selling, general and administrative expenses, and a decrease in adjusting items.
Adjusted EBITDA was €1,211 million in FY2023 compared to €1,245 million in FY2022, representing a decrease of 2.7 per cent. (or €34 million). This decrease was largely driven by the same factors as operating profit with the exception of the decrease of adjusting items.
Net finance costs
Net finance costs were €20 million in FY2023 compared to €35 million in FY2022, representing a decrease of 42.9 per cent. (or €15 million). This decrease was primarily driven by the remeasurement of the Philippines put option, which resulted in a €22 million loss in finance costs in FY2022 compared to a nil effect in FY2023. This decrease was slightly offset by increases in pension interest and interest on lease liabilities.
Taxation
Taxation was €203 million in FY2023 compared to €173 million in FY2022, representing an increase of 17.3 per cent. (or €30 million). This increase was largely driven by a higher effective tax rate resulting from a relative increase in profits in countries taxed at higher tax rates, higher non-deductible expenses and irrecoverable withholding taxes, and impact of tax audit settlements partially offset by the hyperinflationary adjustments in Turkey.
Net profit
Net profit was €509 in FY2023 compared to €527 million in FY2022, representing a decrease of 3.4 per cent. (or €18 million). The decrease was primarily driven by the factors described above.
Results of Geographical Operating Segments
Comparison of Segment Results for FY2024 and FY2023
The following table sets out the Group’s revenue and Adjusted EBITDA for FY2024 and FY2023 by reporting segments.
	Europe and ANZ		Americas		RoW		Total
	FY2024	FY2023	FY2024	FY2023	FY2024	FY2023	FY2024	FY2023
	(€ million)
Revenue	3,109	3,019	2,887	2,750	1,951	1,849	7,947	7,618
Adjusted EBITDA(1)	454	431	425	368	461	412	1,340	1,211

Note:
(1)
Adjusted EBITDA represents the Group’s measure of segment profit or loss. For the definition of Adjusted EBITDA, see “— Description of Non-IFRS Financial Measures — Adjusted EBITDA”, and for a reconciliation of the closest measure prepared in accordance with IFRS (operating profit) to Adjusted EBITDA, see “— Reconciliation of Non-IFRS Financial Measures — Adjusted EBITDA”.

Europe and ANZ
Revenue
The Group’s revenue attributable to Europe and ANZ was €3,109 million in FY2024 compared to €3,019 million in FY2023, representing an increase of 3.0 per cent. (or €90 million). OSG contributed 2.6 per cent. and currency had a further positive impact of 0.4 per cent on revenue growth. Europe and ANZ saw strong performance across markets, notably Germany and Eastern Europe, driven by strong consumer-relevant innovations. This was primarily the result of the launch of Magnum Euphoria, Chill & Wonder and Bon Bons, optimised pricing and promotional plans and stronger customer partnerships. Strong growth across most markets was partially offset by weaker performance in Italy and France.
Adjusted EBITDA
The Group’s Adjusted EBITDA attributable to Europe and ANZ was €454 million in FY2024 compared to €431 million in FY2023, representing an increase of 5.3 per cent. (or €23 million). This increase was driven by revenue growth, limited raw material inflation aside from cocoa, and supply chain cost savings delivered through product reformulations, stock keeping unit (SKU) rationalisation and logistics optimisation. This was partially offset by an increase in selling, general and administrative expenses due to higher marketing spend and general salary inflation.
Americas
Revenue
The Group’s revenue attributable to the Americas was €2,887 million in FY2024 compared to €2,750 million in FY2023, representing an increase of 5.0 per cent. (or €137 million). Contribution from OSG of 2.0 per cent. and the Yasso acquisition of 3.9 per cent. was partially offset by a negative impact from currency (0.9 per cent.). Growth was driven by strong performance in Mexico and improved performance in the United States, where new innovations were well received by consumers as the Group adjusted advertising and promotions to be more competitive with key snacking peers, strengthened customer partnerships, increased distribution and integrated the Yasso acquisition. This was partially offset by Brazil following a decline in the overall market partially driven by flooding in the year, and execution challenges as well as electricity shortages in Ecuador.
Adjusted EBITDA
The Group’s Adjusted EBITDA attributable to the Americas was €425 million in FY2024 compared to €368 million in FY2023, representing an increase of 15.5 per cent. (or €57 million). This increase was driven by revenue growth and operational efficiencies delivered through product rationalisation, improved logistics and business waste savings, as well as shifting the product portfolio to higher margin products and brands. This was slightly offset by an increase in selling, general and administrative expenses, fully attributable to higher advertising and promotion spend.
RoW
Revenue
The Group’s revenue attributable to the RoW was €1,951 million in FY2024 compared to €1,849 million in FY2023, representing an increase of 5.5 per cent. (or €102 million). OSG contributed 4.7 per cent. and currency related items contributed 0.8 per cent. Growth was driven by Turkey, which saw strong volume growth, supported by a wide range of innovations, distribution gains and warm weather. Excluding Turkey, ROW experienced a decrease in revenue, primarily driven by China, as a result of weak consumer demand and high trade stock levels, and Israel, where revenue decreased driven by factory closures and disruptions relating to the conflict in the Middle East. This was slightly offset by a volume driven growth in the Philippines as a result of price adjustments and strong innovations.
Adjusted EBITDA
The Group’s Adjusted EBITDA attributable to the RoW was €461 million in FY2024 compared to €412 million in FY2023, representing an increase of 11.9 per cent. (or €49 million). This increase was largely driven by strong growth in Turkey (where the Group experienced high margins), and margin improvement in China and Indonesia, both due to reduced supply chain costs from the Group’s productivity programme. This was slightly offset by an increase in selling, general and administrative expenses, largely driven by higher marketing spends and overheads in Turkey.

Comparison of Segment Results for FY2023 and FY2022
The following table sets out the Group’s revenue and Adjusted EBITDA for FY2023 and FY2022 by reporting segments.
	Europe and ANZ		Americas		RoW		Total
	FY2023	FY2022	FY2023	FY2022	FY2023	FY2022	FY2023	FY2022
	(€ million)
Revenue	3,019	3,028	2,750	2,647	1,849	1,831	7,618	7,506
Adjusted EBITDA(1)	431	477	368	333	412	435	1,211	1,245

Note:
(1)
Adjusted EBITDA represents the Group’s measure of segment profit or loss. For the definition of Adjusted EBITDA, see “— Description of Non-IFRS Financial Measures — Adjusted EBITDA”, and for a reconciliation of the closest measure prepared in accordance with IFRS (operating profit) to Adjusted EBITDA, see “— Reconciliation of Non-IFRS Financial Measures — Adjusted EBITDA”.

Europe and ANZ
Revenue
The Group’s revenue attributable to Europe and ANZ was €3,019 million in FY2023 compared to €3,028 million in FY2022, representing a decrease of 0.3 per cent. (or €9 million). OSG contribution of 0.7 per cent. was more than offset by a negative currency effect (1.0 per cent.). Double digit price growth implemented in response to high commodity costs was almost fully offset by a decrease in volumes, particularly in France and Italy.
Adjusted EBITDA
The Group’s Adjusted EBITDA attributable to Europe and ANZ was €431 million in FY2023 compared to €477 million in FY2022, representing a decrease of 9.6 per cent. (or €46 million). This decrease was largely driven by high inflation that was experienced in the first half of FY2023 in fuel and raw material prices, particularly sugar and dairy. Although the Group increased the prices of its products during this period, the adverse impact of inflation was not fully mitigated through pricing adjustments. The reduced economies of scale from volume loss had a further negative impact on profitability. The selling, general and administrative expenses increased, driven by the stepped-up advertising and promotion spend in key markets to maintain market share.
Americas
Revenue
The Group’s revenue attributable to the Americas was €2,750 million in FY2023 compared to €2,647 million in FY2022, representing an increase of 3.9 per cent. (or €103 million). Contribution from OSG of 2.7 per cent. and the Yasso acquisition of 2.5 per cent. was partially offset by a negative currency impact (1.3 per cent.) resulting from the US dollar depreciating against the euro. Growth was driven by price increases implemented to mitigate cost inflation and the increased focus on premium brands (particularly in the United States, Mexico and Brazil), partially offset by volume losses.
Adjusted EBITDA
The Group’s Adjusted EBITDA attributable to the Americas was €368 million in FY2023 compared to €333 million in FY2022, representing an increase of 10.5 per cent. (or €35 million). This increase was largely driven by the inflation on supply chain costs being mitigated through price increases, shifting the portfolio to premium brands and higher margin products, and the acquisition of Yasso in August 2023. This was partially offset by higher selling, general and administrative expenses, particularly due to higher advertising and promotion spend in Mexico to support double digit growth and increase in overheads.
RoW
Revenue
The Group’s revenue attributable to the RoW was €1,849 million in FY2023 compared to €1,831 million in FY2022, representing an increase of 1.0 per cent. (or €18 million). Contribution from OSG of 5.3 per cent. was mostly offset by a negative currency effect of 4.1 per cent. (primarily due to currency devaluations in China, Pakistan, Indonesia, Israel and Turkey). Strong price and volume growth in Turkey was partially offset by a decline in other markets, particularly driven by volume loss in China as consumers shifted to cheaper alternatives.
Adjusted EBITDA
The Group’s Adjusted EBITDA attributable to the RoW was €412 million in FY2023 compared to €435 million in FY2022, representing a decrease of 5.3 per cent. (or €23 million). The Adjusted EBITDA increase from Turkey driven by revenue growth and profitability improvement was more than offset by a decline in the rest of the region. This decrease was primarily driven by lower margins in China as consumer preferences shifted to lower margin brands in response to higher prices, and cost inflation not being fully recovered through pricing in Philippines and Thailand with considerations on consumer affordability. The selling, general and administrative expenses remained largely unchanged.
Reconciliation of Non-IFRS Financial Measures
The sections below provide reconciliations of the closest measures prepared in accordance with IFRS to the non-IFRS measures used by the Group.
The Group uses “constant rate” and “organic” measures primarily for internal performance analysis and targeting purposes. The Group presents certain items, percentages and movements, using constant exchange rates, which do not include the impact of fluctuations in foreign currency exchange rates. Constant currency values are calculated by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in the Group’s key markets.
	Annual average rate in
	FY2024	FY2023	FY2022
US dollar (€1 = US$)	1.085	1.081	1.050
UK pound sterling (€1 = GBP)	0.848	0.870	0.851
Mexican peso (€1 = MXN)	19.589	19.169	21.178
Turkish lira (€1 = TRY)	36.671	31.625	19.300
OSG
The following table presents a reconciliation of changes in the IFRS measure of revenue to OSG for FY2024, FY2023 and FY2022:
	FY2024	FY2023	FY2022
Revenue (€ million)	7,947	7,618	7,506
Revenue growth(1) (%)	4.3	1.5	13.3
Effect of acquisitions(2) (%)	1.4	0.9	—
Effect of disposals(3) (%)	—	—	—

	FY2024	FY2023	FY2022
Effect of currency-related items(4) (%)	—	(1.9)	4.9
of which:
Exchange rate changes (%)	(1.8)	(4.7)	3.2
Extreme price growth in hyperinflationary markets (%)	1.8	3.0	1.6
OSG(5)(6) (%)	2.8	2.5	8.1

Notes:
(1)
Revenue growth is made up of distinct individual growth components, namely organic sales, currency impact, acquisitions and disposals. Revenue growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, revenue growth is more than just the sum of the individual components.

(2)
Effect of acquisitions is calculated using constant exchange rates and is the difference between revenue growth and what revenue growth would have been if the revenue associated with acquisitions was removed from the current year. This excludes the change in revenue of the acquisitions compared to their historical base, if this change has been included in the OSG.

(3)
Effect of disposals is calculated using constant exchange rates and is the difference between revenue growth and what revenue growth would have been if the revenue associated with disposals was removed from the prior year.

(4)
Effect of currency-related items is comprised of the effect of foreign currency exchange rate movements on revenue growth and price growth in excess of 26 per cent. per year in hyperinflationary economies which is excluded from OSG.

(5)
For the definition of OSG, see “— Description of Non-IFRS Financial Measures — OSG”.

(6)
OPG in excess of 26 per cent. per year in hyperinflationary economies has been excluded when calculating the OSG in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

OVG and OPG
The relationship between OSG, OVG and OPG is set out in the following table for FY2024, FY2023 and FY2022:
	FY2024(1)	FY2023(1)	FY2022(1)
Organic volume growth(2) (%)	1.1	(6.5)	(1.1)
Organic price growth(2) (%)	1.7	9.7	9.3
Organic sales growth(2) (%)	2.8	2.5	8.1

Notes:
(1)
Compared to the prior financial year.

(2)
For the definitions of OVG, OPG and OSG, see “— Description of Non-IFRS Financial Measures — OVG”, “— Description of Non-IFRS Financial Measures — OPG” and “— Description of Non-IFRS Financial Measures — OSG”.

Adjusting items
Several non-IFRS measures are adjusted to exclude items defined as adjusting. The following table sets out the calculation of adjusting items for FY2024, FY2023 and FY2022. See “Note 3. Operating costs” of the Combined Carve-Out Financial Statements.

	FY2024	FY2023	FY2022
	(€ million)
Acquisition and disposal-related costs(1)	(64)	(50)	(14)
Restructuring costs(2)	(137)	(74)	(108)
Other	1	12	(14)
Total adjusting items(3)	200	112	136

Notes:
(1)
FY2024 comprises the charge relating to the separation. FY2023 included a charge of €38 million related to the revaluation of the earnout liability of Yasso.

(2)
FY2024 includes restructuring costs of €54 million relating to the separation, and a cost of €16 million (FY2023: €18 million and FY2022: €nil) for supply chain optimisation projects. FY2022 restructuring costs consist of various strategic organisational change programmes, such as the Compass reorganisation.

(3)
For the definition of adjusting items, see “— Description of Non-IFRS Financial Measures — Adjusting items”.

Adjusted EBITDA
The following table sets out a reconciliation of net profit to Adjusted EBITDA for FY2024, FY2023 and FY2022:
	FY2024	FY2023	FY2022
	(€ million)
Net profit	595	509	527
Net finance costs	17	20	35
Net monetary gain/(loss) arising from hyperinflationary economies	—	10	2
Taxation	152	203	173
Operating profit	764	742	737
Depreciation and amortisation	376	357	372
Adjusting items(1)	200	112	136
Adjusted EBITDA(2)	1,340	1,211	1,245

Notes:
(1)
For the definition of adjusting items, see “— Description of Non-IFRS Financial Measures — Adjusting items”, and for a calculation of adjusting items, see “— Reconciliation of Non-IFRS Financial Measures — Adjusting items”.

(2)
For the definition of Adjusted EBITDA, see “— Description of Non-IFRS Financial Measures — Adjusted EBITDA”.

FCF
The following table sets out a reconciliation of net cash flow from operating activities to FCF for FY2024, FY2023 and FY2022:
	FY2024	FY2023	FY2022
	(€ million)
Net cash flow from operating activities	1,113	914	721
Net capital expenditure	(299)	(253)	(258)
Net interest paid	(11)	(9)	(6)
FCF(1)	803	652	457
Net cash flow (used in)/from investing activities	(359)	(854)	(258)
Net cash flow used in financing activities	(737)	(51)	(470)

Note:
(1)
For the definition of FCF, see “— Description of Non-IFRS Financial Measures — FCF”.

FCF conversion
The following table sets out a reconciliation of net cash flow from operating activities to FCF conversion for FY2024, FY2023 and FY2022:
	FY2024	FY2023	FY2022
	(€ million, unless otherwise indicated)
Net cash flow from operating activities	1,113	914	721
FCF	803	652	457
Cash impact of tax on disposal	—	—	—
FCF excluding cash impact of tax on disposal	803	652	457
Net profit	595	509	527
Loss/(gain) on disposal of group companies	—	—	—
Other (income)/loss from non-current investments and associates	—	—	—
Tax on gain on disposal of group companies	—	—	—
Net profit excluding profit and loss on disposal, and income from non-current investments	595	509	527
Cash conversion from operating activities (%)	211	225	160
FCF conversion(1) (%)	135	128	87

Note:
(1)
For the definition of FCF conversion, see “— Description of Non-IFRS Financial Measures — FCF conversion”.

Net Debt
The following table sets out a reconciliation of total financial liabilities to Net Debt for FY2024, FY2023 and FY2022:
	FY2024	FY2023	FY2022
	(€ million)
Total financial liabilities	(333)	(348)	(339)
Current	(85)	(73)	(73)
Non-current	(248)	(275)	(266)
Cash and cash equivalents	70	52	44
Other current financial assets	—	—	—
Non-current financial asset derivatives that relate to financial liabilities	—	—	—
Net debt(1)	(263)	(296)	(295)

Note:
(1)
For the definition of Net Debt, see “— Description of Non-IFRS Financial Measures — Net Debt”.

Adjusted ROIC
The following table sets out a reconciliation of net profit to Adjusted ROIC for FY2024, FY2023 and FY2022:
	FY2024	FY2023	FY2022
	(€ million, unless otherwise indicated)
Net profit	595	509	527
Net finance costs	17	20	35
Net monetary loss arising from hyperinflationary economies	—	10	2
Taxation on finance costs(1)	(3)	(6)	(9)
Operating profit after taxation	609	533	555
Adjusting items within operating profit(2)	200	112	136
Tax impact of adjusting items(3)	(56)	(45)	(9)
Operating profit after taxation net of adjusting items	753	600	682
Goodwill	585	558	272
Intangible assets	793	754	381
Property, plant and equipment	2,355	2,234	2,246
Inventories	920	915	991
Trade and other current receivables	635	540	587
Trade payables and other current liabilities	(1,818)	(1,826)	(1,864)
Period-end invested capital	3,470	3,175	2,613
Average invested capital for the period(4)	3,323	2,894	2,434
ROIC (%)	18.3%	18.4%	22.8%
Adjusted ROIC(5) (%)	22.7%	20.7%	28.0%

Notes:
(1)
Taxation on finance cost is calculated as net finance cost multiplied by the effective tax rate of 20.3 per cent. for FY2024 (FY2023: 28.4 per cent. and FY2022: 24.6 per cent.). Net monetary loss is not taxable.

(2)
For the definition of adjusting items, see “— Description of Non-IFRS Financial Measures — Adjusting items”, and for a calculation of adjusting items, see “— Reconciliation of Non-IFRS Financial Measures — Adjusting items”.

(3)
Tax impact of adjusting items includes tax on adjusting times within operating profit and other adjusting tax items such as the impact of deferred tax adjustments from the application of IAS 29.

(4)
Average invested capital for the period is calculated as the sum of opening and closing balances for the period divided by two.

(5)
For the definition of Adjusted ROIC, see “— Description of Non-IFRS Financial Measures — Adjusted ROIC”.

5.B.   LIQUIDITY AND CAPITAL RESOURCES
Working Capital Statement
In the opinion of Management, the Group’s working capital is sufficient for the Group’s present requirements; that is for at least 12 months following the date of this registration statement.
Cash Flows
The following table presents the primary components of the Group’s cash flows for each of the periods indicated.
	FY2024	FY2023	FY2022
	(€ million)
Net cash flow from operating activities	1,113	914	721
Net cash flow used in investing activities	(359)	(854)	(258)
Net cash flow used in financing activities	(737)	(51)	(470)
Net increase/(decrease) in cash and cash equivalents	17	9	(7)
Cash and cash equivalents at the beginning of the year	50	43	51
Effects of foreign exchange rate changes	—	(2)	(1)
Cash and cash equivalents at the end of the year	67(1)	50	43

Note:
(1)
As of 31 December 2024, cash and cash equivalents were primarily held in Israeli shekel, Philippine peso and Turkish lira.

Net cash flow from operating activities
Net cash flow from operating activities was €1,113 million in FY2024 compared to €914 million in FY2023, representing an increase of 21.8 per cent. (or €199 million). This increase was primarily driven by lower income tax paid and higher restructuring provisions in FY2024 due to overhead reduction as part of the Group’s broader productivity programme. The uplift in operating profit and the favourable working capital movement also contributed to the increase.
Net cash flow from operating activities was €914 million in FY2023 compared to €721 million in FY2022, representing an increase of 26.8 per cent. (or €193 million). This increase was primarily driven by favourable working capital movements, particularly in inventory. In FY2022, inventory was increased significantly to support growth and avoid operational and supply challenges, which led to a high cash outflow in FY2022. In FY2023, inventory levels were reduced following operational improvements. The cash inflow from working capital movement was partially offset by an increase in income tax paid.
Net cash flow used in investing activities
Net cash flow used in investing activities was €359 million in FY2024 compared to €854 million in FY2023, representing a decrease of 58.0 per cent. (or €495 million). This decrease was primarily driven by the cash outflow resulting from the consideration paid as part of the Yasso acquisition in FY2023 (€604 million).

Net cash flow used in investing activities was €854 million in FY2023 compared to €258 million in FY2022, representing an increase of €596 million. This increase was primarily driven by the €604 million net outflow resulting from the consideration paid for the Yasso acquisition in FY2023.
Net cash flow used in financing activities
Net cash flow used in financing activities was €737 million in FY2024 compared to €51 million in FY2023, representing an increase of €686 million. In FY2024 and FY2023, net cash flow used in financing activities primarily represented other transactions, including cash pooling arrangements, with Unilever and owners of non-controlling interests. In FY2024, this primarily consisted of a net outflow through the cash pooling arrangements to Unilever of the free cash flow generated by the Group. In FY2023, this primarily consisted of a small net inflow due to the consideration paid for the Yasso acquisition, which offset the free cash generated by the Group.
Net cash flow used in financing activities was €51 million in FY2023 compared to €470 million in FY2022, representing a decrease of 89.1 per cent. (or €419 million). As with FY2024 and FY2023, net cash flow used in financing activities represented other transactions, including cash pooling arrangements, with Unilever and owners of non-controlling interests. In FY2022, this consisted of a net outflow through the cash pooling arrangement to Unilever of the free cash flow generated by the Group.
Capital Resources and Indebtedness
See “Item 3. Key Information — 3.B. Capitalisation and Indebtedness” for details relating the Group’s capitalisation and indebtedness as of the dates indicated therein. Further details of the capital resources of the Group are set out in the summaries below.
The Group’s liquidity requirements primarily relate to its working capital requirements, funding its operating expenses and capital expenditures, implementing its growth strategies, and servicing its ongoing debt obligations.
Historically, the Group primarily relied on cash flows generated from its operations and funding from Unilever, as part of the Unilever Group, to meet its liquidity needs. In connection with the Separation and Demerger, the Group intends to enter into a series of borrowing arrangements with unaffiliated third-party lenders prior to Admission, including: (i) three term loan facilities; and (ii) a revolving credit facility, as described below.
Term loan facilities
It is expected that Magnum ICC Finance B.V. (as borrower) and The Magnum Ice Cream Company HoldCo Netherlands B.V. (as guarantor) (which will each be wholly-owned subsidiaries of the Company from completion of the Demerger) will enter into a term loan facilities agreement (the “Term Loan Facilities Agreement”) (the facilities to be provided thereunder being the “Term Loan Facilities”). The commitments under the Term Loan Facilities will be provided by unaffiliated third-party lenders.
The Term Loan Facilities are expected to comprise:
•
a bridge term loan facility (the “Bridge Facility”) denominated in euro, with a commitment of €         billion available for the repayment of financial indebtedness owed by Group Companies to the Unilever Group, and for the payment of the consideration for the transfer of Unilever’s Ice Cream Business in Indonesia (see “Reorganisation and Demerger — Overview — Deferred Jurisdictions — Indonesia”). The Bridge Facility will be provided on a certain funds basis until the date of the Demerger. It is expected that the Bridge Facility will have an initial maturity date of one year from the date of the Term Loan Facilities Agreement, subject to two extension options of six months each which can be exercised by the Company in its sole discretion, subject to no event of default continuing or breach of repeating representation;

•
a term loan facility (the “India Term Loan Facility”) denominated in euro, with a commitment of €         million available for the payment of the consideration for the transfer of the Unilever Group’s shares in Kwality Walls India, once received by the relevant Unilever Group Company (see “Reorganisation and Demerger — Overview — Deferred Jurisdictions — India”). The India Term Loan Facility will be provided on a certain funds basis for a period of 18 months from the date of the Term Loan Facilities

Agreement. It is expected that the India Term Loan Facility will have a maturity date of three years from the date of the Term Loan Facilities Agreement; and
•
a working capital term loan facility denominated in euro (with optional currencies of US dollars and Pounds Sterling), with a commitment of €         million available for general corporate purposes and with a maturity date of three years from the date of the Term Loan Facilities Agreement.

Prior to Admission, Magnum ICC Finance B.V.’s obligations under the Term Loan Facilities Agreement will only be guaranteed by The Magnum Ice Cream Company HoldCo Netherlands B.V. Following the Demerger, the Company will accede to the Term Loan Facilities Agreement as an additional guarantor of Magnum ICC Finance B.V.’s obligations thereunder. Following its accession as guarantor under the Term Loan Facilities Agreement, the Company will guarantee the obligations of any other member of the Group that accedes to the Term Loan Facilities Agreement as an additional borrower.
It is expected that any loan drawn under the any of the Term Loan Facilities will bear interest at a rate equal to the aggregate of: (i) EURIBOR (in respect of loans drawn in euro), Compounded SOFR (in respect of loans drawn in US dollars) or Compounded SONIA (in respect of loans drawn in Pounds Sterling); and (ii) a margin of          per cent.
The Term Loan Facilities Agreement will require Magnum ICC Finance B.V. and The Magnum Ice Cream Company HoldCo Netherlands B.V. (and, on and from its accession as an additional guarantor, the Company) to make certain customary representations and warranties at various times throughout the term of the agreement. In addition, the Term Loan Facilities Agreement will contain customary restrictions on the operations of the Group. These are expected to include customary positive and negative covenants, including a negative pledge and restrictions on disposals. The Term Loan Facilities Agreement is further expected to contain customary events of default, including cross-default provisions.
Revolving credit facility
It is expected that Magnum ICC Finance B.V. (as borrower) and The Magnum Ice Cream Company HoldCo Netherlands B.V. (as guarantor) will enter into a syndicated revolving credit facility agreement (the “Revolving Credit Facility Agreement”) (the revolving credit facility provided thereunder being the “Revolving Credit Facility” and the swingline facilities as a sub-limit within the Revolving Credit Facility provided thereunder being the “Swingline Facility”). The commitments under the Revolving Credit Facility and the Swingline Facility will be provided by unaffiliated third-party lenders.
The Revolving Credit Facility is expected to comprise:
•
a multicurrency facility denominated in euro (with optional currencies of US dollars and Pounds Sterling), and a commitment of €         billion available for general corporate purposes with an initial maturity date of five years from the date of the Revolving Credit Facility Agreement, subject to two extension options of one year each which can be requested by the Company and which each lender can its sole discretion, agree to or not; and

•
a €         million Swingline Facility and a US$         million Swingline Facility each operating as a sublimit within the Revolving Credit Facility with the purpose of refinancing euro or US dollar commercial paper programmes, respectively, that the Group plans to establish.

Prior to Admission, Magnum ICC Finance B.V.’s obligations under the Revolving Credit Facility Agreement will only be guaranteed by The Magnum Ice Cream Company HoldCo Netherlands B.V. Following the Demerger, the Company will accede to the Revolving Credit Facility Agreement as an additional guarantor of Magnum ICC Finance B.V.’s obligations thereunder. Following its accession as guarantor under the Revolving Credit Facility Agreement, the Company will guarantee the obligations of any other member of the Group that accedes to the Revolving Credit Facility Agreement as an additional borrower.
It is anticipated that any loan drawn under the Revolving Credit Facility will bear interest at a rate equal to the aggregate of: (i) EURIBOR (in respect of loans drawn in euro) or Compounded SOFR (in respect of loans drawn in US dollars) or Compounded SONIA (in respect of loans drawn in Pounds Sterling); and (ii) a margin of          per cent., subject to a margin grid which is based on the Group’s long-term credit rating.

It is further expected that any loan drawn under the Swingline Facilities will bear an interest rate of (i) the aggregate of enhanced €STR and margin in relation to the Euro Swingline Facility; and (ii) the higher of the commercial lending rate in US dollars and          per cent. per annum over the Federal Funds Rate in relation to the US dollar Swingline Facility.
The Revolving Credit Facility Agreement will require Magnum ICC Finance B.V. and The Magnum Ice Cream Company HoldCo Netherlands B.V. (and, on and from its accession as an additional guarantor, the Company) to make certain customary representations and warranties at various times throughout the term of the Revolving Credit Facility Agreement. In addition, the Revolving Credit Facility Agreement will contain customary restrictions on the operations of the Group. These will include customary positive and negative covenants, including a negative pledge and restrictions on disposals.
The Revolving Credit Facility Agreement will contain customary events of default, including cross-default and acceleration provisions.
Treasury policies and future financing plans
The Group is developing its treasury policies in order to optimise its capital structure following the Demerger. Further detail will be included in an amendment to this registration statement.
Following Admission, the Group intends to explore a range of financing options depending on market conditions, including potentially through the issue of one or more bonds in the international capital markets.
Capital Expenditure
The Group’s capital expenditure investment is intended to drive growth, productivity and maintenance, including owned asset additions. Capital expenditure was financed by investment from Unilever during the periods under review.
Capital expenditure amounted to €321 million in FY2024, €278 million in FY2023 and €293 million in FY2022. The principal capital expenditure during the period under review related to investments in the Group’s supply chain and its cabinets.
Information regarding the principal capital expenditure and divestitures that are in progress will be included in an amendment to this registration statement.
Commitments and Contingent Liabilities
Commitments
Commitments consist of lease commitments and other commitments. Lease commitments are the future cash out flows from the lease contracts which are not recorded in the measurement of lease liabilities. These include potential future payments related to leases of low value assets, leases which are less than 12 months, variable leases, extension and termination options and leases not yet commenced but which the Group has committed to. Other commitments principally comprise commitments under contracts to purchase materials and services. They do not include capital commitments to purchase property, plant and equipment, which are reported in “Note 8. Leased Assets” of the Combined Carve-Out Financial Statements. As of 31 December 2024, the Group’s capital commitments to purchase property, plant and equipment totalled €43 million. The following table summarises the Group’s contractual obligations for the periods indicated as of 31 December 2024.
	Within 1 year	Later than 1 year but not less than 5 years	Later than 5 years	Total
	(€ million)
Leases	7	15	1	23
Other commitments	13	5	2	20
Contingent liabilities
The Group has various contingent liabilities. Contingent liabilities arise in respect of litigation against Ice Cream Business companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. In many markets, there is a high degree of complexity involved in the local tax regimes. The majority of contingent liabilities are in respect of fiscal matters in Brazil, with no other contingent liability being individually material. See “Risk Factors — The Group could be subject to adverse tax rulings and to changes in tax laws, regulations and interpretations”.
For more information on contingent liabilities, see “Note 18. Commitments and Contingent Liabilities” of the Combined Carve-Out Financial Statements.
	As of 31 December
	2024	2023	2022
	(€ million)
Brazil tax assessments	98	117	100
Other contingent liabilities	5	5	10
Total contingent liabilities	103	122	110
Qualitative and Quantitative Disclosures about Financial Risks
The Group is exposed to a number of financial risks that arise from its use of financial instruments. These include liquidity risk, market risk (including currency risk, commodity price risk, and interest rate risk), and credit risk. For more information on the Group’s exposure to these financial risks and how the Group manages them, see “Note 14. Treasury Risk Management” of the Combined Carve-Out Financial Statements.
Unaudited Pro Forma Financial Information
The following Unaudited Pro Forma Financial Information is presented to illustrate the estimated effects of the Demerger. The unaudited pro forma combined statements of operations of the Group for FY2024 reflect the Group’s results of operations as if the Demerger had occurred on 1 January 2024. The unaudited pro forma combined balance sheet of the Group as of 31 December 2024 assumes that the Demerger had occurred on 31 December 2024.
The Unaudited Pro Forma Financial Statements have been prepared to include transaction accounting and autonomous entity adjustments to reflect the financial condition and results of operations of the Group as if it were a separate stand-alone entity. While the historical combined carved-out financial statements of Unilever reflect the historical financial results of the Group, these Unaudited Pro Forma Financial Statements give effect to the Demerger of that business into an independent, publicly traded company. The Unaudited Pro Forma Financial Statements give effect to the Demerger and related transactions in accordance with Article 11 of Regulation S-X.
The Unaudited Pro Forma Financial Statements give effect to the following:
•
the Demerger, including the resultant change in capital structure;

•
the Inventory Subsidy (as defined below);

•
transaction costs;

•
debt issuances; and

•
the impact of the aforementioned adjustments on the Group’s income tax expense using statutory tax rates.

The Unaudited Pro Forma Financial Statements are based on various adjustments and assumptions and are not necessarily indicative of what the Group’s combined carve-out income statement or its combined carve-out balance sheet actually would have been had the Demerger been completed as of the dates indicated or will be for any future periods. The Unaudited Pro Forma Financial Statements do not purport to project the future financial position or operating results of the Group following the completion of the Demerger. The Unaudited Pro Forma Financial Information does not include adjustments to reflect any potential synergies or dis-synergies that may result from the Demerger.

Unaudited Pro Forma Combined Carve-Out Income Statement for FY2024
	Historical income statement for FY2024(1)	Transaction debt(2)	Transaction costs(3)	Pro forma income statement for FY2024
	(€ million)
Revenue	7,947
Operating profit	764
Net finance costs	(17)
Pensions and similar obligations	(12)
Finance income	2
Finance costs	(7)
Net monetary gain/(loss) arising from hyperinflationary	—
Profit before taxation	747
Taxation	(152)
Net profit	595
Attributable to:
Non-controlling interests	16
Parent investment	579
Earnings per share
Basic diluted earnings per share (€)
Diluted earnings per share (€)

Unaudited Pro Forma Combined Carve-Out Balance Sheet as of 31 December 2024
	Historical balance sheet as of 31 December 2024(1)	Transaction debt(2)	Transaction costs(3)	Demerger adjustments(4)	Unaudited pro forma balance sheet as of 31 December 2024(4)
	(€ million, except per share data)
Assets
Non-current assets
Goodwill	585
Intangible assets	793
Property, plant and equipment	2,355
Deferred tax assets	130
Other non-current assets	29
Total non-current assets	3,892
Current assets
Inventories	920
Trade and other current receivables	635
Current tax assets	4
Cash and cash equivalents	70
Total current assets	1,629
Total assets	5,521
Liabilities
Current liabilities
Financial liabilities	85
Trade payables and other	1,818
Current tax liabilities	24
Provisions	102
Total current liabilities	2,029
Non-current liabilities
Financial liabilities	248
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	6
Unfunded schemes	92
Provisions	39
Deferred tax liabilities	298
Other non-current liabilities	8
Total non-current liabilities	691
Total liabilities	2,720
Equity
Invested capital	2,385
Share capital
Share premium
Retained earnings
Other reserves	393
Non-controlling interests	23
Total equity	2,801
Total liabilities and equity	5,521

Notes:
(1)
The Combined Carve-Out Balance Sheet as of 31 December 2024 has been extracted without material adjustment from the Combined Carve-Out Financial Statements for FY2024 as set out in “Item 18. Financial Statements — Combined Carve-Out Financial Statements”.

(2)
For information on the Group’s anticipated debt, see “— Capital Resources and Indebtedness”.

(3)
Transaction costs comprise charges for services relating to the Demerger. The Group expects to incur a cumulative total €         million of transaction costs in relation to the Demerger. During FY2024, the Group incurred costs in connection with preparation for the Demerger of €         million. Therefore, a transaction cost adjustment of €         million has been made.

(4)
Demerger Adjustments:

(a)
Demerger of the business: Upon the Demerger, after reflecting the transfer of the inventory as explained below, the remaining balance of invested capital of €         million will be reclassified to a merger reserve within other reserves.

(b)
Repayment and capitalisation of Unilever loans: The demerger described above will result in additional related party loans with Unilever of €         million. The proceeds from the financing described above will be used to repay approximately €         million of these loans. The remaining €        million has been capitalised, with the difference between the value of the shares issued, and the nominal value of the shares issued recognised as share premium.

(c)
Inventory Subsidy: The Company is expected to make a prepayment (the “Inventory Subsidy”) of €         million to Unilever on 1 July 2025, for the right to receive inventories from Unilever at the end of the Transitional Period. Unilever is obligated to repay the Inventory Subsidy at the end of the Transitional Period in an amount equal to the initial value of the Inventory Subsidy. Accordingly, the pro forma balance sheet continues to recognise inventory.

During the Transitional Period, Unilever has legal title to the inventory and holds the customer relationship, while the Group holds inventory risk and is deemed to have control of the inventories, since it has the ability to direct the use and obtain benefits from the inventories. The Group is primarily responsible for providing the goods to the customer and will be held liable for any customer complaints and reputational damages. The Group is subject to the material risks and rewards of ownership during the Transitional Period and is required to purchase and take legal title of the inventory upon conclusion of the Transitional Period.
The weighted-average number of ordinary shares used to compute basic earnings per share for FY2024 is based on the average number of share units representing the ordinary shares of Unilever in issue during FY2024, less the average number of shares held as treasury shares, assuming a distribution ratio of          ordinary share for every          ordinary share of Unilever.
The actual future impact of potential dilution from share plans will depend on various factors, including employees who may change employment from one company to another and is not reflected in this pro forma financial information, accordingly, the weighted-average number of ordinary shares used to compute diluted basic earnings per share for FY2024 is based on the average number of share units representing the ordinary shares of Unilever in issue during FY2024, less the average number of shares held as treasury shares, assuming a distribution ratio of          ordinary share for every          ordinary share of Unilever.
The Group’s net assets as of 31 December 2024 excludes the operations of Unilever’s ice cream business in India (currently owned by Hindustan Unilever Limited, a Unilever Group Company). A local demerger is currently being undertaken, which once completed will result in the ice cream business in India being held by a stand-alone entity which is expected be listed on the Bombay Stock Exchange and the National Stock Exchange of India. Completion of this demerger is anticipated for January 2026 and is subject to satisfaction of certain conditions. Once complete, the demerger would result in approximately 61.9 per cent. of the issued equity shares in Kwality Wall’s India being owned by entities within the Unilever Group. For further information on the transactions relating to the ice cream business in India, see “Reorganisation and Demerger — Overview — Deferred Jurisdictions — India”. The revenue of Unilever’s ice cream business in India for the year ended 31 December 2024 was €185 million and the profit before tax was €9 million.

The Unaudited Pro Forma Financial Information does not reflect any additional charges resulting from the GTSA with Unilever as the impact is not material on the results of the Group.
The Unaudited Pro Forma Financial Information does not reflect any changes in the trading results or financial position of the Group since 31 December 2024. None of the adjustments are expected to have a continuing effect on the Group.
5.C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
See “Innovation, Research, Food Safety and Compliance” in “Item 4. Information on the Company — 4.B. Business Overview”.
5.D.   TREND INFORMATION
For a discussion of trend information, see “— Key Factors Affecting Results of Operation”.
5.E.   CRITICAL ACCOUNTING ESTIMATES
The Group’s reported financial condition and results of operations are sensitive to the accounting principles, methods and assumptions that are the basis for its Combined Carve-Out Financial Statements. The Group’s accounting policies, the judgements that management makes in the creation and application of these policies, and the sensitivities of reported results to changes in accounting policies and assumptions are factors to be considered along with the Combined Carve-Out Financial Statements. For a detailed discussion of its significant accounting policies and estimates, see “Note 1. Basis of Preparation, Accounting Policies, Estimates and Judgements” of the Combined Carve-Out Financial Statements which are incorporated by reference in this registration statement as described in “Presentation of Financial and Other Information”.
The preparation of financial statements requires management to make estimates and judgements in the application of accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected. See “Item 3. Key Information — 3.D. Risk Factors” and “Cautionary Note Regarding Forward-looking statements”.
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.   DIRECTORS AND SENIOR MANAGEMENT
Prior to the date of the Demerger, the Unilever Group (as the sole current shareholder of the Company) will elect Directors from the period of the Demerger until the Company’s 2026 annual general meeting. The Directors and Senior Management Team set out below are the Directors and Senior Management Team who, as of the date of this registration statement, are expected to be appointed.
Directors
The Directors-designate, their anticipated principal functions within the Company and expected titles, together with a brief description of their management experience and expertise and principal business activities outside the Company, are set out below. It is expected that additional Non-Executive Directors will be selected and appointed to the Board prior to Admission, and details of those Directors, once known, will be included in an amendment to this registration statement. The business address of each of the Directors (in such capacity) is Reguliersdwarsstraat 63, 1017 BK Amsterdam, The Netherlands.
All Directors stand for annual re-election by Shareholders at the Company’s annual general meeting.
Name	Age	Expected Position	Date of Appointment to Board
Jean-François van Boxmeer	60	Chair
Peter ter Kulve	63	Chief Executive Officer
Abhijit Bhattacharya	63	Chief Financial Officer

Jean-François van Boxmeer
Jean-François is expected to be appointed as the Chair of the Company. He is also currently the Chair of Vodafone Group Plc, a multinational telecommunications company, having been appointed to its board in 2020.
Before joining Vodafone, Jean-François spent 36 years at Heineken N.V., a global brewing company, serving in a variety of management positions, including Chief Executive for 15 years. Jean-François held a number of senior roles in Africa and Europe before joining Heineken’s Executive Board in 2001, with worldwide responsibility for supply chain and technical services, as well as regional responsibility for the operating businesses in North-West Europe, Central and Eastern Europe and Sub-Saharan Africa. Jean-François is currently a Non-Executive Director on the Board of Heineken Holding N.V.
He is also currently a Non-Executive Director and a member of the Shareholders’ Committee of Henkel AG & Co. KGaA and the Chair of the European Roundtable for Industry.
Jean-François was appointed to the Board of Mondelez International Inc. (formerly Kraft Foods Inc.) as an Independent Director in 2010 and served as its Lead Director from 2020 until stepping down in 2022.
Peter ter Kulve
Peter is currently Business Group President of Unilever Ice Cream, and is expected to be appointed as the Chief Executive Officer of the Company.
Peter joined Unilever in 1988 and has held various senior management roles across Asia and Europe. In 2019, Peter was appointed as Business Group President of Unilever’s Home Care business and became a member of the Unilever Leadership Executive.
Peter founded the Unilever wellness business in 2018 with brands like Olly, Liquid I.V. and Nutrafol.
Prior to this, Peter was Unilever’s Chief Digital and Growth Officer, a role in which he led the end-to-end digitisation of Unilever, resulting in significant savings reinvested back into the business. He combined this with the role of President of South East Asia and Australasia, one of Unilever’s largest and most profitable regions.
Peter has held various roles across Unilever’s ice cream business, ranging from Marketing Manager to CEO of Wall’s China, and Global Head and Executive Vice President.
Abhijit Bhattacharya
Abhijit is currently the Chief Financial Officer of Unilever Ice Cream, and is expected to be appointed as Chief Financial Officer of the Company. Prior to joining Unilever in 2024, Abhijit spent 38 years at Koninklijke Philips N.V., a major multinational manufacturer of electronics. From 2015, he was Chief Financial Officer and a member of the Board of Management and the Executive Committee, where he was responsible for finance, capital structure, mergers and acquisitions, investor relations, information technology, global business services and group security.
Prior to this, Abhijit held multiple senior leadership positions across various businesses and functions in Europe, Asia Pacific and the United States with Philips. From 2010 to 2014, he was the Head of Investor Relations at Philips, and, subsequently, Chief Financial Officer of Philips Healthcare, Philips’ largest sector at the time.
Prior to 2010, Abhijit was Head of Operations & Quality at ST-Ericsson, the joint venture of ST Microelectronics and Ericsson, and he was CFO of NXP’s largest business group.
Senior Management
In addition to the Directors, the anticipated members of the senior executive team that will have responsibility for day-to-day management of the Group’s business, together with their management experience and expertise and expected titles, are set out below. All individuals expected to be appointed to the senior executive team are currently employed in roles within Unilever Ice Cream. The business address of each member of the Senior Management Team (in such capacity) is Reguliersdwarsstraat 63, 1017 BK Amsterdam, The Netherlands.
Name	Expected Position
Julien Barraux	Chief Marketing Officer
Sandeep Desai	Chief Supply Chain Officer
Ellen van Ginkel	Communication & Corporate Affairs and Sustainability Officer
Tim Gunning	Chief of Staff and Head of Strategy
Wai-Fung Loh	President of the Asia Region
Mark O’Brien	Chief Technology Officer
Gerardo Rozanski	President of the Americas Region
Ronald Schellekens	Chief Human Resources Officer
Mustafa Seckin	President of the Europe and ANZ Region
Toloy Tanridagli	President of the METSA Region
Vanessa Vilar	Chief Legal Officer
Set out below are brief biographical descriptions of the persons named in the table above, including their current principal occupation or employment and material occupations, positions, offices or employment during the past five years.
Julien Barraux
Julien is currently the Chief Marketing Officer of Unilever Ice Cream, and is expected to be appointed to the same position within the Company. Julien brings to this role over 30 years’ experience as a global brand and innovation executive, having spent ten years at P&G, nine years at L’Oréal and 14 years at Unilever, where he has built and scaled brands across the full spectrum of Fast-Moving Consumer Goods (FMCG). Julien has experience leading global strategies and repositioning iconic brands across both developed and emerging markets.
Julien’s work has received several marketing awards, including an Effies Award and a Cannes Lions Award.
Sandeep Desai
Sandeep is currently Executive Vice President and Chief Product Supply Chain Officer of Unilever Ice Cream, and is expected to be appointed as Chief Supply Chain Officer of the Company. Prior to his current role, Sandeep has served in a variety of management positions with Unilever since 2014, including Vice President Supply Chain for Global Home Care from 2021 to 2022, Vice President Supply Chain Philippines, and South East Asia and Australia from 2019 to 2021, Vice President Supply Chain Southern Africa from 2016 to 2019 and Vice President Manufacturing Southern Africa from 2013 to 2016, during which he oversaw a large-scale manufacturing transformation involving the closure of five manufacturing facilities and the building of three new state-of-the-art manufacturing facilities with a budget of €600 million across three years. Sandeep has also served as an Executive Director of Unilever Philippines and Unilever South Africa.
Earlier in his career, Sandeep held various procurement roles in local, regional and global procurement and various roles leading and managing manufacturing facilities in Nutrition, Spreads and Home Care.
Sandeep is a member of the South African Institute of Mechanical and Electrical Engineers (SAIMechE).
Ellen van Ginkel
Ellen is currently Head of Communications & Corporate Affairs and Sustainability at Unilever Ice Cream, and is expected to be appointed as the Company’s Communications & Corporate Affairs and Sustainability Officer. Ellen was previously the Head of Communications & Corporate Affairs for Unilever’s nutrition and ice cream businesses from April 2022.

Prior to her time at Unilever, Ellen was the Director of External Communications at Ahold Delhaize from 2016 to 2022 and before this, spent eight years at KLM, the flag carrier airline of the Netherlands, as an Online Reputation & Content Manager for Social Media and a Senior Press Officer.
Prior to this, Ellen spent three years as the Press Officer for the French Government’s Tourist Office.
Tim Gunning
Tim is currently the Chief of Staff and Head of Strategy for Unilever Ice Cream, and is expected to be appointed to the same position within the Company. Tim has spent over a decade in international leadership roles at Unilever. Prior to his current role, Tim was Head of Strategy and Transformation Home Care for EUMET ANZ, where he led the strategy and transformation agenda for Unilever’s Home Care business across Europe, the Middle East, Turkey, and Australasia.
Earlier in his career, Tim held several leadership roles across Unilever’s Personal Care and Home Care categories in the Netherlands and Benelux.
Wai-Fung Loh
Wai-Fung is currently Business Unit General Manager, Asia for Unilever Ice Cream and is expected to be appointed as the Company’s President of the Asia Region. Prior to her current role, Wai-Fung was General Manager for Home Care in North Asia at Unilever from 2022 to 2023. Wai-Fung was responsible for integrating the business end-to-end to transform the cost structure of the laundry and dishwash businesses, helping to establish new sources of growth in West China, and grow digital commerce.
From 2019 to 2022, Wai-Fung served as Customer Development Vice President for Unilever Health & Personal Care China. During her time at HPC China, Wai-Fung oversaw the integration of the offline and ecommerce teams into one omnichannel Customer Development Function. She also successfully transformed the route-to-market model in China during the Covid-19 pandemic.
Mark O’Brien
Mark is currently Chief Technology and Information Officer for Unilever Ice Cream, and is expected to be appointed as the Company’s Chief Technology Officer. Previously, Mark was the Senior Vice President of IT Strategy and Transformation at PepsiCo from 2021 to 2023 where he led the implementation of a new technology strategy for the business.
Prior to that role, he spent 11 years at SLL International plc in a number of roles, including Head of Global IT, and a further 11 years at Reckitt Benckiser Group PLC, following Reckitt’s acquisition of SLL, of which Mark oversaw the technology integration. At Reckitt, Mark held a number of senior leadership roles, including leading the Group Technology Function and CIO North America.
Gerardo Rozanski
Gerardo is currently Executive Vice President, Americas for Unilever Ice Cream and is expected to be appointed as the Company’s President of the Americas Region. Gerardo joined Unilever in January 1993, and prior to his current role, Gerardo served as General Manager for Unilever Home Care, Americas from 2022 to 2024, Executive Vice President of Unilever Brazil from April 2019 to 2022 and Executive Vice President of Unilever Mexico and Greater Caribbean from 2016 to 2019.
Gerardo has previous experience in Unilever Ice Cream, having served as Brand Development Vice President for Ice Cream North America between 2010 and 2012, a period in which Unilever launched Magnum in North America.
Ronald Schellekens
Ronald is currently Chief Human Resources Officer for Unilever Ice Cream and is expected to be appointed to the same position within the Company. Previously, Ronald was the Executive Vice President and Chief Human

Resources Officer of PepsiCo for over five years, during which time PepsiCo was recognised as a global top employer in 2020, 2021 and 2022 by the Top Employers Institute.
Prior to that role, he was the Chief Human Resources Officer of Vodafone Group Plc for ten years.
Before joining Vodafone, Ronald worked for almost six years as the Executive Vice President of Human Resources for the downstream division of Royal Dutch Shell plc. Before that, he spent nine years with PepsiCo on various international HR assignments in Spain, South Africa, Switzerland, the UK and Poland. Prior to this, he spent eight years at AT&T in Human Resources roles, based in the Netherlands and Poland.
Ronald previously served on the Board of Vodacom Group Limited, a leading African connectivity, digital and financial services company. He is currently a member of the Supervisory Board of Staffbase, the fastest-growing employee communications cloud solution.
Mustafa Seckin
Mustafa is currently General Manager for Unilever Ice Cream for Europe, the UK & Ireland and ANZ and is expected to be appointed as the Company’s President of the Europe & ANZ Region. Mustafa was appointed to his current role in 2024 and previously acted as Executive Vice President of Unilever Türkiye, Iran and Central Asian Republics from 2019 to 2022, and General Manager of Unilever Türkiye and Middle East Personal Care and Head of Country for Unilever Türkiye from July 2022.
Earlier in his career, Mustafa served as Vice President of Unilever Türkiye from 2007, with his responsibilities being expanded to larger regions of North Africa, Middle East, Türkiye and Russia as Category Vice President for Foods, Beverages (Tea) and Ice Cream, where he was also part of the global Category Leadership Team between 2016 and 2019.
Mustafa previously served as the Chair of the UN Global Compact Turkey between 2018 and 2020 and was a member of the Board of the Dutch Business Association in Turkey from 2020 to 2023 and of the Board of the International Investors Association of Turkey between 2019 and 2023.
Toloy Tanridagli
Toloy is currently General Manager of Unilever Ice Cream for Middle East and Turkey (having held such role since 2022) and is expected to be appointed as the Company’s President of the METSA (Middle East, Turkey and South Asia) Region.
Toloy has spent 25 years in the food and beverage industry across various global markets. Twelve of these years were at Unilever, where he held various leadership roles in marketing and general management across the foods, tea and ice cream businesses.
Earlier in his career, Toloy held various marketing positions at Mondelez International Inc. (formerly Kraft Foods Inc.).
Vanessa Vilar
Vanessa is currently General Counsel, Unilever Ice Cream and is expected to be appointed as the Company’s Chief Legal Officer.
Vanessa started her career in private practice, and has spent the past 22 years at Unilever, holding various senior legal roles including Group General Counsel Ice Cream (based in the Netherlands) and Brazil General Counsel and Personal Care General Counsel Latin America (based in Brazil).
Vanessa is a member of the General Counsel Netherlands Network (GCN).
Directorships and Partnerships Outside the Group
The details of those companies and partnerships outside the Group of which the Directors and members of the Senior Management Team are currently directors or partners, or have been directors or partners at any time during the five years prior to the date of this registration statement, are as follows:

Directors
Name	Current directorships and partnerships	Former directorships and partnerships
Jean-François van Boxmeer	• Chair, Vodafone Group plc • Non-Executive Director, Heineken Holding N.V. • Member of the Shareholders’ Committee, Henkel AG & Co. KGaA • Chair, European Roundtable for Industry	• Independent Director and Lead Director, Mondelez International Inc. • Chair, De Nationale Opera & Ballet in Amsterdam
Peter ter Kulve
Abhijit Bhattacharya		Chief Financial Officer and member of the Board of Management and the Executive Committee, Koninklijke Philips N.V.
Senior Management
Name	Current directorships and partnerships	Previous directorships and partnerships
Julien Barraux
Sandeep Desai
Ellen van Ginkel
Tim Gunning
Wai-Fung Loh
Mark O’Brien
Gerardo Rozanski
Ronald Schellekens
Mustafa Seckin
Toloy Tanridagli
Vanessa Vilar
Save as set out above, none of the Directors or members of the Senior Management Team has any business interests, or performs any activities, outside the Group which are significant with respect to the Group.
None of the Directors or Senior Managers was selected to be a director or senior manager (as applicable) of the Company pursuant to any arrangement or understanding with any major shareholder, customer, supplier or other person having a business connection with the Unilever Group.
There are no family relationships between any of the Directors or Senior Managers.
6.B.   COMPENSATION
Directors’ and Senior Management’s Remuneration
The aggregate amount of remuneration paid (including any contingent or deferred compensation) and all benefits in kind granted to the Directors and the Senior Managers in all capacities for services to the Group for the year ended 31 December 2024 (excluding pensions, retirement or similar benefits) was €        , constituting €         in salary and fees, €         in annual variable remuneration, €         in benefits and €         in share-based payments. Of this amount, €         was paid to the Directors as set out below, and €         was paid to the Senior Managers.

Details of remuneration paid to the [Directors] for the year ended 31 December 2024 are set out below:
	Salary and fees	Annual variable remuneration	Benefits	Share- based payments	Total Remuneration
(€ thousands)
Jean-François van Boxmeer
Peter ter Kulve
Abhijit Bhattacharya
The aggregate remuneration (including any contingent or deferred remuneration) and benefits in kind paid or granted to the Senior Managers for the financial year ended          for services in all capacities to the Company was         .
In FY2024, the total amount set aside or accrued by the Group to provide pensions, retirement or similar benefits to the Directors and Senior Managers is         .
Remuneration Policy
The General Meeting has adopted a remuneration policy following a proposal of the Board (the “Remuneration Policy”). The Remuneration Policy is available free of charge on the Company’s website (        ).
The Remuneration Policy aims to attract, motivate and retain qualified executive and non-executive Directors with the required background, skills and experience to implement the strategy of the Company. It is transparent and aligns the interests of the Company, shareholders and other stakeholders in the medium and long term to deliver sustainable performance in line with the strategy, purpose and values of the Company.
For every change to the Remuneration Policy and, in any event, at least every four years, the General Meeting will be requested to vote on the (amended) Remuneration Policy. The non-executive Directors are responsible for implementing and monitoring the Remuneration Policy. Pursuant to the Articles of Association, the resolution of the General Meeting to adopt (amendments to) the Remuneration Policy requires a majority of votes cast.
The Remuneration Policy explains the decision-making process followed for its determination, review and implementation.
In the event that the Remuneration Policy is revised, it shall describe and explain all significant changes and the decision-making process followed for its determination, review and implementation. It shall also explain how it takes into account the votes and views of Shareholders since the most recent vote on the Remuneration Policy by the General Meeting. Any revised Remuneration Policy, together with the date and the results of the vote at the General Meeting, will be available free of charge on the Company’s website (        ) and the Remuneration Policy will remain publicly available while it is applicable. If the General Meeting does not adopt the proposed amendments to the Remuneration Policy, the Company shall continue to remunerate in accordance with the existing adopted Remuneration Policy and shall submit a revised policy for approval at the following General Meeting.
In exceptional circumstances only, the non-executive Directors may decide to temporarily derogate from the Remuneration Policy. Exceptional circumstances only cover situations in which the derogation from the Remuneration Policy is necessary to serve the long-term interests and sustainability of the Company as a whole or to assure its viability, such as the appointment of an interim executive Director or the appointment of a new executive Director. The non-executive Directors may grant an award in order to buy out any remuneration forfeited on joining the Company to facilitate recruitment of new or interim executive Directors, comprising cash or medium- to long-term incentives. The rationale and detail of any such deviation will be disclosed in the Company’s annual remuneration report.
Executive Directors
The remuneration of the executive Directors (and any other future executive Directors) from Admission will be determined by the Board in accordance with the Remuneration Policy. The Remuneration Policy provides a structure that aligns compensation of the executive Directors with the successful delivery of the Company’s long-term strategy and sustainable long-term value creation. When developing this Remuneration Policy, the Board considered multiple perspectives including business requirements, shareholder views, the Company’s identity, mission and values, the overall pay philosophy across the Company, the pay ratio between the executive Directors pay and the average employee pay, views of the executive Directors on the structure and quantum of their remuneration and societal context. The executive Directors may not participate in the discussion and decision-making process of the Board with respect to their own remuneration or the Remuneration Policy.
Based on the Remuneration Policy, the remuneration of the executive Directors consists of the following components:
•
fixed compensation — annual base pay;

•
short-term incentive plan — annual cash bonus plan;

•
long-term incentive plan — performance share plan; and

•
other benefits.

Further details of the remuneration of the executive Directors will be included in an amendment to this registration statement.
Non-executive Directors
Pursuant to the Articles of Association, the authority to establish remuneration and other terms of service for non-executive Directors is vested in the General Meeting, with due observance of the Remuneration Policy and applicable provisions of law. The remuneration shall promote the satisfactory performance of their roles and shall reflect the time spent and the responsibilities of their roles. Remuneration may not include any performance-related elements or equity-related compensation. Non-executive Directors are not entitled to any pension allowance or contribution.
The non-executive Directors are entitled to the following elements: (i) a fixed base fee for membership of the Board; (ii) a fixed committee fee for chairing a Board committee and (iii) a fixed committee fee for membership of a Board committee. The Chairperson is entitled to an all-inclusive fixed base fee and is not eligible to receive any further committee fees. In addition, all reasonable business expenses incurred by the non-executive Directors in the course of performing their duties will be reimbursed together with any tax payable and the non-executive Directors are compensated for intercontinental travel required to exercise their role.
The compensation for the Chairperson has been set at €         per annum and the compensation for other non-executive Directors has been set at €         per annum. The additional compensation for membership of the Board committees has been set at: (i) €         per annum for the chair of a committee; and (ii) €         per annum for membership of a committee.
6.C.   BOARD PRACTICES
Corporate Governance
From Admission, both the Dutch Corporate Governance Code and the UK Corporate Governance Code will apply to the Company. At Admission, the Company will be compliant, and thereafter intends to comply, with both the Dutch Corporate Governance Code and the UK Corporate Governance Code. The Company is required to disclose in its management report in its annual report whether or not it applies the provisions of the Dutch Corporate Governance Code and the UK Corporate Governance Code and, if it does not apply those provisions, to explain the reasons why that is the case.
The Board
Overview
The Company has a one-tier board structure comprising executive Directors and non-executive Directors. The executive Directors are charged with the day-to-day management of the Company and the business connected with it, which includes, among other things, formulating its strategies and policies and setting and achieving its objectives. The non-executive Directors supervise and advise the executive Directors. Each Director is responsible for the general course of affairs and must act in the interests of the Company and the business connected with it. Under Dutch law, the Company’s corporate interest extends to the interests of all its stakeholders, including its customers, employees, creditors, suppliers, Shareholders and other stakeholders. The executive Directors, together with the Senior Managers of the Company listed under “— Senior Management” above form the Senior Management Team.
As of the date of this registration statement, the provisions in Dutch law that are commonly referred to as the “large company regime” (structuurregime) do not apply to the Company. The Company also does not intend to voluntarily apply such regime. This will not change upon conversion of the Company to a public company with limited liability (naamloze vennootschap). The Company may meet the requirements of the “large company regime” in the future, which will have an impact on the governance described below. The Company may then be eligible to rely on the holding company exemption to the “large company regime” becoming applicable to it if more than 50 per cent. of the employees of the Company and its group companies work outside of the Netherlands.
Powers, responsibilities and functioning
The Board is entrusted with the management of the Company and is responsible for the continuity of the Company and the business connected with it. The Board is accountable for these matters to the General Meeting.
The Board’s responsibilities include, among other things, setting the Company’s management agenda, developing a view on long-term value creation by the Company, enhancing the performance of the Company, developing a strategy, identifying, analysing and managing the risks associated with the Company’s strategy and activities and establishing and implementing internal procedures, which safeguard that all relevant information becomes known to the Board in a timely manner. The Board may perform all acts necessary or useful for achieving the Company’s corporate purposes, except for those expressly attributed to the General Meeting as a matter of Dutch law or the Articles of Association, other applicable law or regulation or pursuant to the Articles of Association (see “— Board meetings and decision-making” below). Pursuant to the Articles of Association, the Board may delegate duties and powers to individual Directors. In fulfilling their responsibilities, the Directors must act in the interests of the Company and the business connected with it and give specific attention to the relevant interests of the Company’s customers, employees, creditors, suppliers, Shareholders and other stakeholders. The Board Rules furthermore provide that the Board’s focus should be on sustainable long-term value creation for the Company.
The Board as a whole is authorised to represent the Company. Additionally, the Chief Executive Officer individually is, and two executive Directors acting jointly are, authorised to represent the Company. Pursuant to the Articles of Association, the Board may appoint one or more officers with the authority to represent the Company and may determine each such officer’s title.
Dutch law provides that resolutions of the Board entailing a significant change in the Company’s identity or character are subject to the approval of the General Meeting. See “— Board meetings and decision-making” below for further information on the approval of the General Meeting required for such significant changes.
Board Rules
Pursuant to the Articles of Association, the Board may adopt rules regarding its working methods and decision-making process which must be put in writing (the “Board Rules”). On Admission, the Board will have adopted the Board Rules. The full text of the Board Rules will be available free of charge on the Company’s website (        ).
Board composition and Directors’ appointment, dismissal and suspension
The Articles of Association provide that the Board comprises two executive Directors and a minimum of three and a maximum of ten non-executive Directors. The total number of non-executive Directors shall be determined by the Board. On Admission, the Board will comprise two executive Directors and non-executive Directors. All of the non-executive Directors are considered independent within the meaning of the Dutch Corporate Governance Code and the UK Corporate Governance Code.
According to the Board Rules, the non-executive Directors shall prepare a profile (profielschets) of the size and composition of the Board, taking account of the nature and activities of the Company’s business. This board profile shall address: (i) the desired expertise and background of the executive Directors and non-executive Directors; (ii) the desired composition of the Board as required by Dutch law and expressed in the board composition standards; (iii) the size of the Board; and (iv) the independence of the non-executive Directors. The Company’s board composition standards, which have been adopted in accordance with the Board Rules, will be considered in the preparation of the nomination for appointment or reappointment of a Director. See “— Dutch Civil Code and Board composition standards” below for further information.
Executive Directors are appointed by the General Meeting at the proposal of the Board. The proposal of the Board will include whether the relevant executive Director is appointed as Chief Executive Officer or Chief Financial Officer. Non-executive Directors are also appointed by the General Meeting at the proposal of the Board.
The General Meeting may only vote on a resolution to appoint a Director who is listed as a candidate on the notice of the meeting or its explanatory notes. A resolution of the General Meeting to appoint a Director requires a majority of the votes cast (volstrekte meerderheid), without a quorum being required.
The Articles of Association provide that the Board may propose to the General Meeting to suspend or dismiss a Director. The resolution of the General Meeting on a suspension or dismissal at the proposal of the Board can be adopted by a majority of the votes cast, without a quorum being required. A resolution of the General Meeting to suspend or dismiss a Director other than at the proposal of the Board requires a majority of more than half of the votes cast representing at least one-third of the Company’s issued capital. A second meeting cannot be convened. In addition, an executive Director may be suspended by the Board at any time. A suspension can be ended by the General Meeting at any time.
Term of appointment and re-election
The Directors comprising the Board as of Admission have been appointed until the annual General Meeting to be held in 2026. The UK Corporate Governance Code recommends that all directors of companies to which it applies should be subject to annual re-election. The Directors comprising the Board as of Admission therefore intend to put themselves up for re-election at the Company’s next annual General Meeting. It is also intended that the Directors will continue to put themselves up for annual re-election voluntarily at each further annual General Meeting. In addition, prior to recommending their re-election to the Shareholders, the Board intends to carry out an annual re-assessment of the ongoing independence of each of the non-executive Directors and to make an appropriate statement disclosing their status in the Company’s annual report.
Senior Independent Director
The UK Corporate Governance Code recommends that the Board should appoint one of the independent non-executive Directors to be the Senior Independent Director (“SID”) to provide a sounding board for the chair of the Board (voorzitter) (the “Chair”) and to serve as an intermediary for the other directors when necessary. The SID should be available to Shareholders if they have concerns that the normal channels of Chair, Chief Executive Officer or other executive Directors have failed to resolve, or for which such channel of communication is inappropriate. The Company’s SID is         , who will also serve as Vice-Chair of the Board.
Dutch Civil Code and board composition standards
Pursuant to the Dutch Civil Code, the non-executive directors of a one-tier board of a Dutch company listed on Euronext Amsterdam, such as the Company, must comprise at least one-third women and at least one-third men. Pursuant to these rules, for as long as the Board is not “gender balanced” under this quota, a non-executive Director of the overrepresented gender cannot be appointed or re-appointed, unless (a) it concerns the reappointment of an incumbent non-executive Director within the first eight years of their service on the Board or (b) the appointment or re-appointment is necessary in order to serve the long-term interests and sustainability of the Company or to safeguard the Company’s viability, and in each case the (re)appointment is for a period of no more than two years. An appointment or reappointment in violation of these rules is in principle regarded null and void (nietig). As a result, the person in question would not become a non-executive Director.
Pursuant to Dutch law, large Dutch companies must further set appropriate and ambitious gender balance targets for the managing directors, supervisory directors and senior management levels. The term “large Dutch company” applies to any Dutch company that at two consecutive balance sheet dates and on a consolidated basis meets at least two of the following criteria: (i) the value of its assets pursuant to its balance sheet with explanatory notes on the basis of their acquisition price and production costs is more than €25 million; (ii) its net revenue in the applicable financial year is more than €50 million; and (iii) the average number of employees in the applicable financial year is at least 250. The targets must be included in a plan, which must outline the actions required to meet the gender balance targets. Such company will also be required to report annually, within ten months of the end of its financial year, to the Dutch Social and Economic Council (Sociaal-Economische Raad) on the annual targets, how to achieve them and, if it has not met the targets, why and how this will be remedied. Such company must also include the information on gender balance target reporting in its management report.
The Board has adopted board composition standards, which, among other things, addresses Dutch Corporate Governance Code requirements at Board level. The full text of the diversity policy will be available free of charge on the Company’s website (        ). The Board’s standards will be taken into account when considering the appointment and reappointment of executive and non-executive Directors. The standards will provide that a Board will include, and make use of, differences in, amongst other things, the experience, skills and other distinctions between Directors. These differences will be considered in determining the composition of the Board and, when possible, will be balanced appropriately. The Board is satisfied that its composition reflects the appropriate mix of gender balance, experience, independence, knowledge and skills. The board composition target for the executive directors of the Board is set at a minimum of          per cent. female and a minimum of          per cent. male. The Company must disclose information on its board composition standards in its management report.
On Admission, the non-executive Directors will comprise          men (approximately          per cent.) and          women (approximately          per cent.).
Limitation of Board positions
Pursuant to Dutch law, there are limitations to the number of supervisory or non-executive positions persons can hold on the boards of directors of large Dutch companies. In addition, a person cannot be appointed as a managing or executive director of a “large Dutch company” if: (i) they already hold a supervisory or non-executive position at more than two other “large” Dutch public or private companies or “large” Dutch foundations; or (ii) they are the chair (voorzitter) of the supervisory board or one-tier board of another “large” Dutch public or private company or foundation. In addition, a person cannot be appointed as a supervisory director or non-executive director of a “large Dutch company” if they already hold a supervisory position or non-executive position at five or more other “large” Dutch public or private companies or foundations, whereby the position of chair of the supervisory board or one-tier board of directors of another “large” Dutch company is counted twice.
The term “large Dutch company” for purposes of this paragraph and “— Dutch Civil Code and Board Dutch Civil Code and Board composition standards” differs from the concept of the “large company regime” (structuurregime) as referred to “— Overview”.
On Admission, the Directors will comply with these rules as none of the Directors will hold more than the allowed number of positions with a large Dutch company.
Board meetings and decision-making
Pursuant to the Board Rules, the Board meets on such dates each year as it determines, or when requested by at least one Director. The Board Rules further provide that the Board must meet at least five times each calendar year.

Pursuant to the Board Rules, resolutions of the Board are adopted by a majority of the votes cast. If there is a tie in voting, the Chair will have a decisive vote. The Board may designate types of resolutions which are subject to different quorum and voting requirements. These types of resolutions and the nature of the difference must be clearly specified and laid down in writing.
For adoption of a resolution other than at a Board meeting, it is required that: (i) the proposal is submitted to all Directors then in office in respect of whom no conflict of interest exists; (ii) these Directors have been given the opportunity to express their opinion on the proposed resolution; (iii) none of them has objected to the relevant manner of adopting resolutions; and (iv) a majority of the Directors, or a qualified majority of the Directors (if applicable), has signed or otherwise approved the resolution.
Dutch law and the Articles of Association provide that resolutions of the Board entailing a significant change in the Company’s identity or character are subject to the approval of the General Meeting. Such changes include:
•
the transfer of (nearly) the entire business of the Company to a third party;

•
entering into or terminating a long-term co-operation of the Company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such co-operation or termination is of major significance for the Company; and

•
acquiring or disposing by the Company or a subsidiary of participating interests in the capital of a company, with a value equal to at least one-third of the sum of the assets of the Company as shown on its consolidated balance sheet with explanatory notes, according to the last adopted annual accounts of the Company.

The absence of any of these approvals from the General Meeting does not affect the authority of the Board or the Directors to represent the Company.
In addition, certain resolutions of the Board identified in the Board Rules or identified pursuant to a resolution of the Board from time to time on the basis of the relevant provisions in the Board Rules require a qualified majority or can only be taken with the consent of a majority of the non-executive Directors.
Conflicts of interest
Dutch law provides that a member of the board of directors of a Dutch public company with limited liability (naamloze vennootschap), such as the Company (following conversion of the Company immediately prior to Admission), may not participate in the board’s discussions and decision-making if they have a direct or indirect personal interest on a certain matter that conflicts with the interests of the relevant company and the business connected with it. Such a conflict of interest in any event exists if the director is deemed unable to serve the interests of the company and the business connected with it with the required level of integrity and objectivity.
Pursuant to the Board Rules, a Director having a (potential) conflict of interest must declare the nature and extent of that interest to the other Directors. A Director may not participate in the Board’s discussions and decision-making with respect to the matter concerned if the Director has a direct or indirect personal interest that conflicts with the interests of the Company and the business connected with it. This prohibition does not apply if the conflict of interest exists for all Directors.
In addition, if a Director does not comply with the provisions on conflicts of interest, the resolution concerned is subject to nullification (vernietigbaar) and such Director may be held liable towards the Company for any damages resulting from such improper performance of duties. As a general rule, the existence of a (potential) conflict of interest does not affect the authority to represent the Company as described in “— Powers, responsibilities and functioning”. Furthermore, as a general rule, agreements and transactions entered into by a company cannot be annulled on the grounds that a decision of its board of directors was adopted with the participation of a conflicted director. However, under certain circumstances, a company may annul such an agreement or transaction if the counterparty misused the relevant conflict of interest.
Board Committees
According to the Articles of Association and the Board Rules, the Board may appoint standing and/or ad hoc committees from among its members, which are charged with tasks specified by the Board. The Board remains collectively responsible for decisions prepared by its committees and accountable for the performance and affairs of the Company. As envisaged by the Dutch Corporate Governance Code and the UK Corporate Governance Code, the Board has established an audit and risk committee (the “Audit and Risk Committee”), a remuneration committee (the “Remuneration Committee”) and a nomination committee (the “Nomination Committee”) and a separate market disclosure committee (the “Disclosure Committee”). If the need arises, the Board may set up additional committees as appropriate.
Audit and Risk Committee
The Audit and Risk Committee assists the Board in discharging its responsibilities with regard to financial and sustainability reporting and the effectiveness of the Company’s internal risk management and control systems. Under the Audit and Risk Committee’s terms of reference, the Audit and Risk Committee is charged in particular with: (i) informing the Board of the outcome of the statutory audit, whereby it is explained in which manner the statutory audit contributed to the integrity of the financial reporting and the role of the Audit and Risk Committee in that process; (ii) monitoring the financial reporting process and making proposals to ensure the integrity of that process; (iii) monitoring the compliance management system, the effectiveness of the internal control system, the internal audit system and the risk management system in relation to the financial reporting of the Company; (iv) monitoring the statutory audit of the (consolidated) annual accounts; (v) assessing and monitoring the independence of the external auditor, with particular attention to the provision of ancillary services to the Company; and (vi) establishing the procedure for selecting the statutory auditor or audit firm and the nomination for the engagement to perform the statutory audit. The terms of reference of the Audit and Risk Committee also cover such issues as membership and the frequency of meetings, together with requirements for the quorum for and the right to attend meetings, reporting responsibilities and the authority of the Audit and Risk Committee to carry out its duties. The Audit and Risk Committee’s terms of reference will be available free of charge on the Company’s website (        ).
The Audit and Risk Committee shall meet as often as required for the proper functioning of the Audit and Risk Committee. The Audit and Risk Committee shall meet whenever deemed necessary by the chair of the committee or by another member of the committee, the Chair or the Directors and at least four times a year.
The Disclosure Guidance and Transparency Rules (the “UK DTRs”) require that a majority of members of the Audit and Risk Committee be independent and that at least one member has competence in accounting and/or auditing. In addition, by virtue of the recommendations of the Dutch Corporate Governance Code and the UK Corporate Governance Code, the Audit and Risk Committee should comprise at least three Independent Non-executive Directors and have recent and relevant financial experience. In addition, the chair of the Audit and Risk Committee must be independent and not be the Chair or previously have been an Executive Director of the Company. The Board considers that the Company complies with the requirements of the UK DTRs and the recommendations of the Dutch Corporate Governance Code and the UK Corporate Governance Code in those respects.
The Audit and Risk Committee comprises          Directors:         , as chair of the committee,         ,         ,          and         .          has competence in accounting and/or auditing. At least annually the Board shall consider whether to designate one or more members of the Audit and Risk Committee as “Audit Committee financial experts” in accordance with US federal securities laws and regulations.
Remuneration Committee
The Remuneration Committee assists the Board in determining its rights and responsibilities in relation to remuneration and workforce engagement, including making recommendations to the Board on the Company’s policy on executive remuneration, including setting the over-arching principles, parameters and governance framework of the Group’s remuneration policy, the design of short term and long term incentive plans for Executive Directors, and setting the remuneration and benefits package of each of the Executive Directors and senior management.
By virtue of the recommendations of the Dutch Corporate Governance Code and the UK Corporate Governance Code, the Remuneration Committee should comprise at least three independent non-executive

Directors, one of whom may be the Chair (but who may not chair the Remuneration Committee). In addition, the chair of the Remuneration Committee must be independent and not have previously been an Executive Director of the Company.
The Remuneration Committee is chaired by          and its other members are         ,          and         . The Board considers that the Group complies with the requirements of the Dutch Corporate Governance Code and the UK Corporate Governance Code in this respect. The Remuneration Committee is required to meet at least twice a year.
The terms of reference of the Remuneration Committee cover such issues as membership and the frequency of meetings, requirements for the quorum for and the right to attend meetings, reporting responsibilities and the authority of the Remuneration Committee to carry out its duties.
Nomination Committee
The Nomination Committee assists the Board in discharging its responsibilities relating to the composition and make-up of the Board and any committees of the Board. It is responsible for evaluating the balance of skills, knowledge and experience and the size, structure and composition of the Board and committees of the Board and, in particular, for monitoring the independent status of the independent non-executive Directors. It is also responsible for periodically reviewing the Board’s structure and identifying potential candidates to be appointed as Directors or committee members as the need may arise.
By virtue of the recommendations of the Dutch Corporate Governance Code and the UK Corporate Governance Code, a majority of members of a nomination committee must be independent non-executive Directors. The Board considers that the Company complies with the recommendations of the Dutch Corporate Governance Code and the UK Corporate Governance Code in that respect. The Nomination Committee is chaired by         , and its other members are          and         . The Nomination Committee is required to meet at least twice a year.
The terms of reference of the Nomination Committee cover such issues as membership and the frequency of meetings, requirements for the quorum for and the right to attend meetings, reporting responsibilities and the authority of the Nomination Committee to carry out its duties.
Disclosure Committee
The Board has established the Disclosure Committee in order to, among others, ensure timely and accurate disclosure of all information required to be so disclosed to the market to meet the legal and regulatory obligations and requirements arising from the listing of the Company’s securities on Euronext Amsterdam and the London Stock Exchange, including the EU Market Abuse Regulation, the UK Market Abuse Regulation, the UK Listing Rules and the UK DTRs.
The Disclosure Committee will meet as often as necessary to fulfil its responsibilities. Meetings may be called by the chairperson of the Disclosure Committee, any other member of the Disclosure Committee, the Chair, the Directors, the Chief Legal Officer or the Company Secretary. The Disclosure Committee must have at least three members. Members of the Disclosure Committee are appointed by the Board.
Corporate Governance Arrangements with Ben & Jerry’s
Ben & Jerry’s was founded in 1978 and acquired by Unilever in 2000 through a wholly owned subsidiary. Ben & Jerry’s Homemade Inc. (“Ben & Jerry’s Homemade”) is a “close” corporation under the Vermont Business Corporation Act and is a certified B corporation.
In connection with the acquisition by Unilever, a series of documents were entered into which contained a bespoke set of corporate governance arrangements. Under these provisions, Ben & Jerry’s Homemade was allowed to maintain, among other things, a limited purpose board of directors, comprising a majority of independent members.
The rights, powers and authorities of the Ben & Jerry’s Homemade board are limited to those expressly granted to it in the series of documents referenced above and include: (i) having primary responsibility for preserving and enhancing the objectives of the historical social mission of Ben & Jerry’s; and (ii) having primary responsibility over safeguarding the integrity of the essential elements of the Ben & Jerry’s brand-name.
The other powers and functions of Ben & Jerry’s Homemade are exercised by the CEO or by its direct parent company, Ben & Jerry’s Holdco, LLC (“Ben & Jerry’s HoldCo”), a wholly-owned indirect subsidiary of the Company. Therefore, Ben & Jerry’s HoldCo has primary responsibility for the financial and operational aspects of Ben & Jerry’s Homemade and the other aspects of Ben & Jerry’s Homemade not allocated to the Ben & Jerry’s Homemade board of directors.
The arrangements between Ben & Jerry’s Homemade and Ben & Jerry’s HoldCo and the other governing documents of Ben & Jerry’s Homemade also provide that the Ben & Jerry’s Homemade board of directors is fixed at 11 members and shall comprise: (i) nine members appointed by the existing independent directors; (ii) the CEO, who is appointed (and removed) by Ben & Jerry’s HoldCo following a process of good-faith consultation with an advisory committee comprising only independent directors; and (iii) one other director appointed by Ben & Jerry’s HoldCo.
6.D.   EMPLOYEES
The table below provides an overview of the average number of permanent employees of the Group during FY2024 and FY2023 by geographical operating segments as set out in “Note 4. Employees” of the Combined Carve-Out Financial Statements.43
Geographical operating segment	FY2024	FY2023
Americas	5,031	5,019
Europe and ANZ	4,758	4,614
RoW	4,093	4,050
Total	13,882	13,683
In addition to the permanent employees set out above, approximately 4,700 full-time equivalent employees were allocated to the Group from Unilever in 2024 (2023: 4,300). On a go forward basis, these employees will be replaced by a combination of services provided by Unilever on a transitional basis or recruitment of new staff.
Works Councils
The Group will establish works councils in certain of its European markets as required. A works council is a body regulated by applicable laws and regulations comprising employee representatives whose members have been elected by the employees.
A works council typically has the right to be informed or consulted on, among other things: (i) a transfer of control of the undertaking or any division thereof; (ii) the taking up of significant credit on behalf of the undertaking; (iii) the granting of significant credit and provision of security for major liabilities of another company, unless this is done within the normal conduct of activities of the undertaking; and (iv) the restructuring of the company through such actions as termination of one of its activities, a substantial reduction of the work force, or expansion or other change in its activities.
Collective Bargaining
Approximately 8,000 of the Group’s employees are covered by collective bargaining agreements, typically lasting between one and five years. These agreements address, among other things, working conditions as well as wage rates and benefits The Group has collective bargaining agreements in the major markets in which it operates, including Germany, Indonesia, Italy, the Netherlands, Turkey, the United Kingdom and the United States.

43
The average number of permanent employees of the Group during FY2022 is not available because prior to November 2022, the ice cream category within Unilever was not a dedicated business group.

Medium- to Long-term Incentives
See “Item 6. Directors, Senior Managers and Employees — Remuneration of the Directors and the Senior Managers” for further information on the Long-term Incentive Plan.
6.E.   SHARE OWNERSHIP
As of the date of this registration statement, the entire issued share capital of the Company is held and controlled by Unilever International Holdings B.V., a wholly-owned subsidiary of Unilever PLC.
Interests of the Directors and the Senior Managers
As of the date of this registration statement, the Directors and the Senior Managers have no interest in the share capital of the Company. Following Admission, the interests of the Directors and the Senior Managers in the share capital of the Company will be based on the number of Unilever Shares or Unilever ADSs owned by them (with each Director and Senior Manager receiving          Shares for each Unilever Share or Unilever ADS owned by them at the Shareholder Record Time or ADS Holder Record Time (as applicable)) and the number of Unilever Shares and Unilever ADSs subject to certain awards that will be unvested at that time.
The following sets out the total interests of each relevant Director and Senior Manager in Unilever Shares and Unilever ADSs as of the Latest Practicable Date and the expected shareholdings in the Company immediately after the Demerger Dividend:
	Number of Unilever Shares held as of the Latest Practicable Date	Number of Unilever ADSs held as of the Latest Practicable Date	Expected number of Shares to be held immediately after the Demerger Dividend(1)
Jean-François van Boxmeer
Peter ter Kulve
Abhijit Bhattacharya
Julien Barraux
Sandeep Desai
Ellen van Ginkel
Tim Gunning
Wai-Fung Loh
Mark O’Brien
Gerardo Rozanski
Ronald Schellekens
Mustafa Seckin
Toloy Tanridagli
Vanessa Vilar

Note:
(1)
Each Unilever Shareholder will be allotted          Shares for each          Unilever Share or Unilever ADS held at the Shareholder Record Time or the ADS Holder Record Time (as applicable).

The following sets out the unvested awards over Unilever Shares or Unilever ADSs held by each relevant Director and Senior Manager as of the Latest Practicable Date under the terms of the relevant Unilever employee share plans.

	Unilever Share or Unilever ADS	Unilever Employee Share Plan	Number subject to award	Grant date	Vesting Date
Jean-François van Boxmeer
Peter ter Kulve
Abhijit Bhattacharya
Julien Barraux
Sandeep Desai
Ellen van Ginkel
Tim Gunning
Wai-Fung Loh
Mark O’Brien
Gerardo Rozanski
Ronald Schellekens
Mustafa Seckin
Toloy Tanridagli
Vanessa Vilar
6.F.   DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.   MAJOR SHAREHOLDERS
The Company was incorporated in anticipation of the Demerger. As of the date of this registration statement, the entire issued share capital of the Company is held by Unilever International Holdings B.V., a wholly-owned subsidiary of Unilever PLC.
As of the Latest Practicable Date and so far as is known to the Company by virtue of the notifications made to Unilever PLC pursuant to the Companies Act 2006 and/or the UK DTRs and to the Netherlands Authority for the Financial Markets (the “AFM”) by virtue of the Dutch Financial Supervision Act (Wet op het financieel toezicht), as a result of the Demerger, the following will, on Admission, be directly or indirectly interested in 3 per cent. or more of the Company’s share capital:
Name of Shareholder	Percentage of total voting rights
Unilever PLC	%
Immediately following the Demerger, no Shareholders will have different voting rights from any other holders of Shares.
As of the date of this registration statement, the entire issued share capital of the Company is held by (and therefore the Company is controlled by) Unilever International Holdings B.V., a wholly-owned subsidiary of Unilever PLC. As of the Latest Practicable Date, the Company was not aware of any person or persons who, following Admission, will directly, indirectly, jointly or severally, exercise or could exercise control over the Company nor is it aware of any arrangements the operation of which may, at a subsequent date, result in a change in control of the Company.
7.B.   RELATED PARTY TRANSACTIONS
Details of related party transactions entered into by members of the Group during the period covered by the Combined Carve-Out Financial Statements are set out in “Note 20. Related Party Transactions” thereto beginning on page F-61. The nature of the related party transactions of the Group has not changed between the period covered by the Combined Carve-Out Financial Statements and the Latest Practicable Date from those described in “Note 20. Related Party Transactions” of the Combined Carve-Out Financial Statements.
In connection with the Reorganisation, the Group will enter into the following arrangements and transactions with the Unilever Group:
Global Transitional Services Agreement
See “Item 10. Additional Information — 10.C. Material Contracts — Global Transitional Services Agreement”.
Demerger Agreement
See “Item 10. Additional Information — 10.C. Material Contracts — Demerger Agreement”.
Tax Matters Agreement
See “Item 10. Additional Information — 10.C. Material Contracts — Tax Matters Agreement”.
7.C.   INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8.   FINANCIAL INFORMATION
8.A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See “Item 18. Financial Statements” for a list of all financial statements filed as part of this registration statement.
Legal Proceedings
Except as disclosed in this paragraph, or in “Note 18. Commitments and Contingent Liabilities” of the Combined Carve-Out Financial Statements (which are incorporated by reference herein), there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Group is aware), which may have, or have had during the 12 months prior to the date of this registration statement, a significant effect on the Group’s financial position or profitability. In addition to the proceedings set out in this section, the Group is involved in other legal proceedings and claims in the ordinary course of business.
Save as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) that may have, or have had in the recent past, significant effects on the Company and/or the Group’s financial position or profitability.
The Group is currently, and may from time to time be, involved in significant legal and administrative proceedings, principally related to employment and antitrust investigations, tax and confidential information, further details of which are set out below. The Group makes provision for these proceedings on a regular basis, as noted below. The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.
With respect to each of the legal proceedings described below, other than those for which a provision has been made, the Group is unable to make a reliable estimate of the expected financial effect at this stage. In particular, the Group does not believe that information about the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to several factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.
The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts. If this were to happen, it could have a material adverse impact on the results of operation of the Group in the reporting period in which the judgments are incurred or the settlements entered into.
Italian Competition Authority (Autorità Garante della Concorrenza e del Mercato, the “AGCM”)
In December 2017, the AGCM fined Unilever Italia MKT Operations S.R.L (the business of which now forms part of the Group) €60.7 million for alleged imposition of exclusivity and abuse of dominant position. The Italian Council of State (Consiglio di Stato) upheld the fine. The fine was paid in 2018 and an appeal to the Italian Cassation Court (Corte di Cassazione) is ongoing. A decision is expected in 2025 or 2026.
Brazilian Labour Public Prosecution Office (Ministério Público do Trabalho, the “MPT”)
In September 2023, the MPT filed a class action against Unilever Brasil Ltda. (the business of which now forms part of the Group) to formalise employment for ice cream distributors’ sales workers. The court dismissed the case on the basis that no direct employment relationship existed. In May 2024, the MPT appealed, and the case is pending a second instance decision.
Turkish Competition Authority (Rekabet Kurumu, the “RK”)
In March 2021, the RK fined Unilever Sanayi ve Ticaret Türk A.Ş. (which is now part of the Group) TRY 360 million for allegedly establishing exclusivity obligations and offering allegedly abusive rebates. The RK also imposed a “Cooler Rule Obligation” whereby outlets with an indoor commercial surface of less than or equal to 100m² with no non-Unilever freezer cabinet available to consumers can decide to leave 30 per cent. of the Unilever freezer cabinet space available for competitor products. Unilever Sanayi ve Ticaret Türk A.Ş. lost an initial appeal in April 2023 but won a second appeal in July 2024, remitting the case to the lower court. In November 2024, the lower court upheld its original decision, and Unilever Sanayi ve Ticaret Türk A.Ş. filed a further appeal petition before the Regional Administrative Court on 26 December 2024. A decision is expected in 2025 or 2026.
BRR Logistics Limited (“BRRL”) litigation
In November 2022, BRRL, a former distributor of the Group in Canada, issued a claim against Unilever Canada Inc. (the business of which now forms part of the Group) alleging that Unilever Canada Inc., Vice N Berg Cold Storage Inc. (a new distributor for the Group), related corporate entities and shareholders of the new distributor and former employees of BRRL stole confidential information and conspired to harm BRRL’s economic interests. Unilever Canada Inc. defended the claim and issued a counterclaim alleging BRRL breached its contract and obligation to act in good faith. Since this claim was issued, BRRL has been declared bankrupt and therefore it is likely the claim will be dismissed (either proactively by a motion to dismiss by the Group, or by the court, due to administrative delay by BRRL to advance the case), as the bankruptcy trustee or creditors of BRRL are unlikely to pursue the claim and BRRL will be dissolved as a legal entity.
Ben & Jerry’s litigation
Unilever and its wholly owned indirect subsidiary Conopco, Inc. (“Conopco”) are currently defending a lawsuit in the US District Court for the Southern District of New York brought by the independent directors of the limited purpose board (the “Ben & Jerry’s Board”) of Ben & Jerry’s Homemade and on behalf of Ben & Jerry’s Homemade (together “Plaintiffs”). Ben & Jerry’s Homemade is a wholly owned subsidiary of Ben & Jerry’s Holdco, LLC (“Ben & Jerry’s HoldCo”, a Group Company).
The Ben & Jerry’s Board filed its initial complaint in the name of Ben & Jerry’s Homemade on 14 November 2024, and has twice since amended its complaint, including to add itself as a plaintiff. The Ben & Jerry’s Board alleges Conopco and Unilever breached the terms of a Merger Agreement that the parties entered into in 2000 when Conopco acquired Ben & Jerry’s Homemade, breached a settlement agreement entered into by the parties in 2022 to resolve an earlier lawsuit the Ben & Jerry’s Board brought against Conopco and Unilever, and breached a 2023 amendment to that same settlement agreement. The Ben & Jerry’s Board alleges Conopco and Unilever: (i) failed to “[r]espect and acknowledge the Ben & Jerry’s

Independent Board’s primary responsibility over Ben & Jerry’s Social Mission and Essential Brand Integrity” and “work in good faith” with the Ben & Jerry’s Board on that mission by allegedly refusing to approve the release of certain statements the Ben & Jerry’s Board wished to make in 2023 and 2024 related to the conflict in the Middle East; (ii) “unreasonably withheld” their consent to make donations in 2024 to two organisations — Jewish Voice for Peace and the Council on American-Islamic Relations — selected by the Ben & Jerry’s Board; and (iii) failed to purchase Palestinian almonds and erected extracontractual hurdles regarding the purchase of those almonds, in breach of their obligations under the Merger and Settlement Agreements. The Ben & Jerry’s Board further seeks a declaration that Unilever and Conopco: (a) impermissibly terminated the former CEO of Ben & Jerry’s Homemade; and (b) may not diminish the Ben & Jerry’s Board’s rights in the separation of the Ice Cream Business.
Unilever does not believe that the Ben & Jerry’s Board has standing to bring claims on behalf of Ben & Jerry’s Homemade, or that the Ben & Jerry’s Board itself has standing to sue under the Merger Agreement or the Shareholders Agreement as they are not party to either agreement. On 25 April 2025, Unilever and Conopco moved to dismiss the action challenging, among other things, the Ben & Jerry’s Board’s standing to bring claims on behalf of Ben & Jerry’s Homemade. On 2 May 2025, Plaintiffs filed an opposition to the motion. Unilever’s and Conopco’s motion is now fully briefed and awaiting the judge’s decision. Discovery is stayed while the parties wait for a ruling. Prior to the Demerger, the Company, Unilever, Conopco and Ben & Jerry’s HoldCo will enter into an agreement pursuant to which (amongst other things): (i) all liabilities incurred by the Unilever Group in connection with; and (ii) conduct in respect of, the litigation described above will be assigned to the Company and Ben & Jerry’s HoldCo. The Company does not expect such proceedings will have a significant effect on the Company or the Group’s financial position or profitability.
Philippines Joint Venture
In the Philippines, the Group’s business is predominantly conducted through Magnum RFM Ice Cream, Inc., which is a joint venture between a Group Company and RFM Corporation (“RFM”) (the “Philippines Joint Venture”).
Under the terms of the Philippines JV Agreement, each year, within one month of 31 December, RFM has the right to require the relevant Group Company to purchase all or a proportion of RFM’s shares in the Philippines Joint Venture companies pursuant to a put option, at a price to be calculated in accordance with the “formula” set out in the Philippines JV Agreement. This formula takes into account various financial performance metrics of the Philippines Joint Venture. This put option has been exercisable on an annual basis since the Philippines Joint Venture was established, but has never been exercised by RFM as at the Latest Practicable Date. For more information on the Philippines Joint Venture, see “Note 13. Capital and Funding” of the Combined Carve-Out Financial Statements.
Dividend Policy
Following the Demerger, the Company will adopt a dividend policy reflecting the long-term earnings potential of the Group, while maintaining sufficient financial flexibility in line with its capital allocation priorities. The dividend is expected to be          per cent. of net recurring income and paid annually, subject to approval by the Board. The Company expects to pay its first dividend to shareholders in relation to the full year of 2026 in the first six months of 2027, subject to Board approval.
Historical dividends
The Company was incorporated in 2025 in anticipation of the Demerger to act as the holding company for the Group. It has not, prior to the date of this registration statement, declared or paid any dividends to its shareholders.
8.B.   SIGNIFICANT CHANGES
Other than as disclosed in “Note 22. Events After the Balance Sheet Date” of the Combined Carve-Out Financial Statements beginning on page F-64, no significant change has occurred since 31 December 2024.

ITEM 9.   THE OFFER AND LISTING
9.A.   OFFER AND LISTING DETAILS
There is currently no public market for the Shares. The Company intends to list the Shares on Euronext Amsterdam under the symbol         , the Main Market of the London Stock Exchange under the ticker symbol “        ” and the New York Stock Exchange under the ticker symbol “MICC”.
9.B.   PLAN OF DISTRIBUTION
Not applicable.
9.C.   MARKETS
The Company intends to apply to list the Shares on Euronext Amsterdam under the symbol “        ”, the Main Market of the London Stock Exchange under the ticker symbol “        ” and the New York Stock Exchange under the ticker symbol “MICC”. The Company makes no representation that such applications will be approved or that the Shares will trade on such markets either now or at any time in the future.
9.D.   SELLING SHAREHOLDERS
Not applicable.
9.E.   DILUTION
Not applicable.
9.F.   EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.   ADDITIONAL INFORMATION
10.A.   SHARE CAPITAL
The following descriptions of share capital are summaries and are qualified by reference to the Articles of Association, a copy of which will be filed with the SEC as an exhibit by amendment to this registration statement.
As of the date of this registration statement, the issued share capital of the Company comprises 50,000 Shares with a nominal value of €1.00 each. As the Company is a company incorporated and currently existing as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands, the Company is not required to have, and does not have, an authorised share capital at the date of this registration statement.
Other than the Shares issued upon its incorporation on 15 April 2025, which are held by Unilever International Holdings B.V., a wholly-owned subsidiary of Unilever PLC, the Company has not issued any Shares prior to the date of this registration statement.
With effect as of          2025, pursuant to a notarial deed of amendment amending the Company’s articles of association, the Company’s authorised share capital will amount to €         divided into          Shares with a nominal value of €         each. The Shares have been created under, and are subject to, Dutch law.
Immediately following completion of the Demerger, the number of Shares in issue will be equal to the aggregate number of Unilever Shares (at the Shareholder Record Time, excluding Unilever Shares held in treasury and those underlying to the Unilever ADS programme) plus Unilever ADSs (at the ADS Holder Record Time) in issue, multiplied by         . As of          2025, there were          Unilever Shares in issue (excluding Unilever Shares held in treasury and those underlying to the Unilever ADS programme) and

         Unilever ADSs in issue. Accordingly, it is expected that the Company will have          Shares in issue as at Admission.
On the date of Admission, all of the issued Shares will be fully paid up, there will be no convertible securities, exchangeable securities or securities with warrants in the Company and no Shares will be held by the Group. There are no acquisition rights and/or obligations over unissued share capital of the Company or any undertaking to increase the share capital of the Company. No share or loan capital of any member of the Group is under option or agreed, conditionally or unconditionally, to be put under option.
Other than in respect of outstanding options under certain Group share incentive schemes, the Company is not party to any contract or arrangement (or proposed contract or arrangement) whereby any option or preferential right of any kind is (or is proposed to be) given to any person to subscribe for any securities in the Company.
No Shareholder will have any voting rights different from any other Shareholder.
10.B.   ARTICLES OF ASSOCIATION
Set out below is a summary of the material information concerning the Company’s share capital and of material provisions of Dutch law and the Articles of Association. It is based on relevant provisions of Dutch law in effect on the date of this registration statement and the Articles of Association. This summary does not purport to give a complete overview and should be read in conjunction with, and is qualified in its entirety by reference to, the relevant provisions of Dutch law and the Articles of Association. The full text of the Articles of Association (in Dutch, and an unofficial English translation) will be available free of charge on the Company’s website (        ). See also “Item 6. Directors, Senior Management and Employees” for a summary of the material provisions of the Articles of Association, the Board Rules and Dutch law relating to the Board.
There are no restrictions under the Articles of Association or under Dutch law that limit the right of persons to hold Shares. The transfer of Shares to persons who are located or resident in, citizens of, or have a registered address in jurisdictions other than the Netherlands may, however, be subject to specific regulations or restrictions according to their securities laws.
Objects
Pursuant to the Articles of Association, the objects of the Company are to:
•
research and develop, to produce, to manufacture, to package, to pack, to store, to market, to trade in, to distribute and to sell ice cream products and any products related thereto;

•
franchise operations related to the marketing, distribution and sale of ice cream products and any products related thereto;

•
own, to maintain, to sell, to distribute, to lend and to lease ice cream cabinets;

•
incorporate, to participate in any way whatsoever in, to manage and supervise and to finance subsidiaries, group companies and third parties;

•
borrow, to lend and to raise funds, including the issue of bonds, debt instruments or other securities or evidence of indebtedness and to enter into agreements in connection with the aforementioned activities;

•
render advice and services;

•
grant guarantees, to bind the Company and to pledge or otherwise encumber its assets for its own obligations and for obligations of subsidiaries, group companies and third parties;

•
acquire, alienate, encumber, manage and exploit registered property and items of property in general;

•
trade in currencies, securities and items of property in general;

•
exploit and trade in patents, trademarks, licences, knowhow, copyrights, data base rights and other intellectual property rights;

•
perform any and all activities of an industrial, financial or commercial nature,

and to do all that is connected therewith or may be conducive thereto, the interpretation of which is to be in the broadest sense. In pursuing its objects, the Company shall also take into account the interests of the legal entities and companies with which it forms a group.
Meetings of Shareholders and Voting Rights
General Meetings
According to the Articles of Association, General Meetings can be held in the Netherlands in Amsterdam, Rotterdam or Haarlemmermeer (including Schiphol Airport), at the choice of those who call the meeting.
The annual General Meeting must be held within six months after the end of each financial year. An extraordinary General Meeting may be held as often as the Board deems necessary and must be held within three months after the Board has considered it to be likely that the Company’s equity has decreased to an amount equal to or lower than one-half of its paid-up and called-up share capital, in order to discuss any requisite measures.
In addition, Shareholders representing alone or in aggregate at least one-tenth of the issued share capital of the Company may, pursuant to the Dutch Civil Code, request that a General Meeting be convened. If the Board has not taken such measures that the General Meeting can be held within eight weeks of Shareholders making such request, the Shareholders making such request may, upon their request, be authorised by the Amsterdam district court in summary proceedings to convene a General Meeting.
Notice of the General Meeting must be given by at least such number of days prior to the day of the meeting as required by Dutch law, which, at the date of this registration statement, is 42 calendar days. The notice convening the General Meeting will be given by way of an announcement on the website of the Company and/or through other means of electronic public announcement.
The notice convening the General Meeting shall specify the business to be discussed, the venue and time of the General Meeting, the requirements for admittance to the General Meeting, the address of the Company’s website, and such other information as may be required by Dutch law. The agenda for the annual General Meeting must contain specific subjects including, among other things, the adoption of the annual accounts, the discussion of any substantial change in the corporate governance structure of the Company and the allocation of profits, insofar as these are at the disposal of the General Meeting. In addition, the agenda must include such items as have been included in it by the Board or the Shareholders (with due observance of Dutch law as described below). If the agenda of the General Meeting contains an item granting discharge to the Directors concerning the performance of their duties, the discharge must be mentioned on the agenda as separate items for the executive and non-executive Directors.
Shareholders holding at least 3 per cent. of the Company’s issued and outstanding share capital may request, by a motivated request, that an item is added to the agenda. Such requests must be made in writing, must either be substantiated or include a proposal for a resolution, and must be received by the Company at least 60 days before the day of the General Meeting.
No resolutions may be adopted on items other than those that have been included in the agenda (unless the resolution would be adopted unanimously during a meeting where the entire issued capital of the Company is present or represented).
Shareholders who, individually or with other shareholders, hold Shares that represent at least 1 per cent. of the Company’s issued share capital or a market value of at least €250,000 may if certain conditions are met request the Company to disseminate information that is prepared by them in connection with an agenda item for a General Meeting. The Company can only refuse dissemination of such information if received less than seven business days prior to the day of the General Meeting, if the information gives or could give an incorrect or misleading signal or if, in light of the nature of the information, the Company cannot reasonably be required to disseminate it.
The General Meeting is presided over by the Chair or, in the Chair’s absence, the vice-chair of the Board (who shall also fulfil the role of Senior Independent Director). In such vice-chair’s absence, the non-executive

Directors present at the meeting shall appoint a chair from among them. If no such appointment is made, the chair of the meeting shall be appointed by the General Meeting. The chair of the General Meeting will have all powers necessary to ensure the proper and orderly functioning of the General Meeting. Directors may always attend a General Meeting. In these General Meetings, they have an advisory vote. The external auditors of the Company are also authorised to attend the annual General Meeting. The chair of the General Meeting may decide at its discretion to admit other persons to the General Meeting.
Each Shareholder (as well as other persons with voting rights or meeting rights) may attend the General Meeting, address the General Meeting and, insofar as it has such right, exercise voting rights in accordance with the terms of the relevant Shares, either in person or by proxy.
The Board may decide that persons entitled to attend and vote at General Meetings may cast their vote electronically or by mail in a manner to be decided by the Board. Votes validly cast electronically or by mail have the same status as votes validly cast at the General Meeting.
Voting rights
At General Meetings, each Share carries one vote.
In the General Meeting, no voting rights may be exercised for Shares held by the Company or its subsidiaries, or for Shares for which the Company or its subsidiaries hold the depositary receipts. However, usufructuaries and pledgees of Shares owned by the Company or its subsidiaries are under certain circumstances able to exercise voting rights. See “— Acquisition of Own Shares”.
The record date in order to establish which Shareholders are entitled to attend and vote at the General Meeting shall be the 28th calendar day falling prior to the day of the General Meeting. The record date and the manner in which Shareholders can register and exercise their rights will be set out in the notice of the meeting.
Decisions of the General Meeting are taken by a majority of the votes cast without any quorum being required, except where Dutch law or the Articles of Association provide for a qualified majority and/or a quorum. For each resolution passed at a General Meeting, the voting results must be posted on the Company’s website within 15 calendar days after the meeting. The information posted will include the numbers of votes cast in favour, cast against and the abstentions, the total number of Shares validly voted, the total number of valid votes cast and the percentage of the Company’s issued and outstanding share capital represented by the total number of Shares validly voted. The voting results must be kept accessible on the Company’s website for a period of at least one year.
The voting rights attached to the Shares may only be amended by amendment to the Articles of Association.
Dividends and other Distributions
General
The Company may only make distributions, whether a distribution of profits or of freely distributable reserves, to its Shareholders if its shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued capital plus any reserves as required to be maintained by the Articles of Association or by Dutch law. The distribution pay-out can be summarised as set out below.
Annual profit distribution
A distribution of profits other than an interim distribution is only allowed after the adoption of the Company’s annual accounts, and the information in the annual accounts will determine whether the distribution of profits is legally permitted for the relevant financial year.
Right to reserve
The Board may decide that the profits realised during a financial year, if any, are to be fully or partially reserved. Any profits remaining after allocation to the reserves shall be put at the disposal of the General

Meeting. The Board shall make a proposal for that purpose. Furthermore, the Board may decide that distributions to the Shareholders shall be at the expense of reserves.
Interim distribution
Subject to Dutch law and the Articles of Association, the Board may resolve to make an interim distribution of profits or distributions from reserves, provided that it appears from an interim statement of assets and liabilities signed by the Board that the Company’s equity does not fall below the sum of paid-up and called-up part of the issued capital plus the reserves as required to be maintained by the Articles of Association (if any) or by Dutch law.
Distribution in kind
The Board may decide that a distribution is made in kind, such as a payment in Shares or other securities, or decide that Shareholders shall have the option to receive a distribution as a cash payment and/or as a payment in Shares or other securities, provided that the Board is designated by the General Meeting as the competent corporate body to resolve to issue Shares.
Profit ranking of the Shares
The Shares will rank pari passu with each other and holders of Shares will be entitled to dividends and other distributions declared and paid on them.
Payment
Payment of any distribution on Shares to Shareholders will, in principle, be made in euro, Pounds Sterling or US dollars. The Company will, however, have the authority to make distributions in currencies other than euro, Pounds Sterling and US dollars.
Any distributions on Shares that are paid to Shareholders through DTC will be automatically credited to the cash account of the relevant Shareholders’ DTC participant in US dollars, including holders of book-entry interests in the Shares holding through intermediaries who are direct participants in Euroclear Bank SA/NV (“Euroclear Bank”) (except for Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (“Euroclear Nederland”) and its participant entities), while dividends on Shares that are paid to Shareholders through Euroclear Nederland are expected to be credited in euro to the cash account of the relevant Euroclear Nederland participant and dividends on Shares that are paid to Shareholders through Euroclear UK & International Limited (“Euroclear UK”) are expected to be credited in pounds sterling to the relevant CREST account. Payments to Shareholders holding their shares via the Direct Registration System (“DRS”) (“DRS Shareholders”) will be paid by the US Transfer Agent in US dollars, either by cheque or through bank transfer. Shareholders may consult their intermediary or professional adviser in relation to the currency in which their dividends will be paid. There are no restrictions in relation to the payment of dividends under Dutch law in respect of holders of Shares who are non-residents of the Netherlands. However, see “Item 10. Additional Information — 10.E. Taxation” for a discussion of certain aspects of taxation of dividends and refund procedures for non-tax residents of the Netherlands. Payments of profit and other payments are announced in a notice by the Company. A Shareholder’s claim to payments of profits and other payments lapses five years and one day after the day on which the claim became payable. Any profit or other payments that are not claimed within this period will be considered to have been forfeited to the Company and will be carried to the reserves of the Company.
Any proposal for distributions on Shares and any resolution to make distributions on Shares are announced in a notice by the Company. Distributions on Shares are made payable in the manner and at such date, and notice thereof shall be given as the Board, or the General Meeting at the proposal of the Board, shall determine. A Shareholder’s claim to payments of distributions lapses five years after the day on which the claim became payable. Any distributions not collected within this period revert to the Company.
Form of Shares and Shareholders’ Register
All Shares are in registered form (op naam). Pursuant to Dutch law and the Articles of Association, the Company must keep a shareholders’ register. A copy of the Company’s shareholders’ register (the

“Shareholders’ Register”) will be kept by the Board at the offices of the Company in the Netherlands. The register may consist of various parts, and each part may be kept in different places, including outside of the Netherlands, and in more than one copy, in order to comply with foreign requirements or regulations or the applicable provision set by a foreign stock exchange, as determined by the Board. In the Shareholders’ Register, the names and addresses of all other persons holding meeting rights (being the right to be invited to and attend General Meetings and to speak at such meetings and the other rights the Dutch Civil Code grants to persons holding Shares or depositary receipts for Shares issued with the co-operation of the Company) must also be recorded, as well as the names and addresses of all holders of a right of usufruct (vruchtgebruik) or pledge (pandrecht) in respect of Shares and whether they have meeting rights.
If requested, the Board will provide a Shareholder or usufructuary or pledgee of Shares with an extract from the Shareholders’ Register relating to its title or right to a Share free of charge. If the Shares are encumbered with a right of usufruct, the extract will state who has such rights. The Company may allow inspection of the register by, or provide information included in the register to, any competent supervisory or other authority in order to comply with requirements or regulations or the applicable provisions set by a stock exchange.
Issue of Shares
Resolutions to issue Shares are adopted by the General Meeting or by the Board if and during the fixed period the Board has been designated for that purpose by the General Meeting, but only upon a proposal of the Board. A resolution of the General Meeting to issue Shares, or to designate the Board as the competent corporate body to issue Shares, can only be adopted by a majority of the votes cast. The foregoing also applies to the granting of rights to subscribe for Shares, such as options, but does not apply to the issue of Shares to a person exercising a previously granted right to subscribe for Shares. An authorisation by the General Meeting to issue Shares must state the term for which it is valid, which term may not be longer than five years. The General Meeting is not authorised to resolve on the issuance of Shares or the granting of rights to subscribe for Shares to the extent it has authorised the Board as the competent body for such purpose. The resolution granting such authority to the Board must specify the number of Shares which may be issued (which may be expressed as a percentage of the issued capital). The authorisation may be renewed in each case for another maximum period of five years. Unless provided otherwise in the authorisation, it may not be withdrawn. The Company may not subscribe for its own Shares on issue.
The Board is expected to be designated by the General Meeting prior to Admission, for a period of          following Admission, to limit or exclude the pre-emptive rights pertaining to such Shares and rights. This authorisation of the Board has been limited to up to a maximum of          per cent. of the Shares issued and outstanding on         .
Pre-emptive Rights
Upon the issue of Shares or granting of rights to subscribe for Shares, each holder of Shares shall have a pre-emptive right in respect of the Shares to be issued, in proportion to the aggregate nominal value of the Shares already held by it. Exceptions to these pre-emptive rights include: (i) the issue of Shares against a contribution in kind; (ii) the issue of Shares to the employees of the Company or of a group company (groepsmaatschappij) pursuant to an employee share scheme or as an employee benefit; and (iii) the issue of Shares to persons exercising a previously granted right to subscribe for Shares.
Pursuant to the Articles of Association, the pre-emptive right may be restricted or excluded pursuant to a resolution of the General Meeting at the proposal of the Board, or by the Board if and during the fixed period the Board has been designated for that purpose by the General Meeting at the proposal of the Board. The General Meeting is not authorised to resolve on the restriction or exclusion of pre-emptive rights to the extent it has authorised the Board as the competent body for such purpose. The proposal to this effect must explain the reasons for the designation and the intended issue price. The designation of the Board as the competent corporate body to restrict or exclude the pre-emptive rights may be for a period of up to five years. Unless provided otherwise in the authorisation, it may not be withdrawn. A resolution of the General Meeting to restrict or exclude pre-emptive rights, or to designate the Board to restrict or exclude pre-emptive rights, requires a majority of at least two-thirds of the votes cast if less than 50 per cent. of the issued share capital is represented at the General Meeting.

Pursuant to a resolution adopted by the General Meeting, the Board has been granted an authority for a period of          following the          to resolve to restrict or exclude the pre-emptive rights of Shareholders in relation to the issue or grant of rights to subscribe for up to a maximum          per cent. of the Shares issued and outstanding on         .
Acquisition of Own Shares
Subject to statutory conditions having been met, the Board will be authorised to acquire fully paid-up Shares either gratuitously (om niet), under universal succession of title, or if and to the extent: (i) the Company’s equity, less the payment required to make the acquisition, does not fall below the sum of called-up and paid-up share capital and any statutory reserves; (ii) the aggregate nominal value of the Shares which the Company obtains, holds or holds as pledgee or which are held by a subsidiary does not exceed 50 per cent. of the issued share capital; and (iii) the Board has been authorised by the General Meeting to repurchase Shares. The Company may, without authorisation by the General Meeting, acquire its own Shares for the purpose of transferring such Shares to its employees under a scheme applicable to such employees, provided such Shares are quoted on the price list of a stock exchange.
The General Meeting’s authorisation may be valid for a maximum of 18 months. As part of the authorisation, the General Meeting must determine the number of Shares that may be acquired, the manner in which the Shares may be acquired and the limits within which the price must be set.
The Board is expected to be designated by the General Meeting prior to Admission, for a period of          following Admission, to cause the Company to acquire its own Shares up to a maximum of          per cent. of the aggregate number of Shares issued immediately following Admission, provided the Company will hold no more Shares in treasury than 50 per cent. of its issued share capital, either through purchase on a stock exchange or otherwise, at a price, excluding expenses, not lower than the nominal value of the Shares and not higher than the opening market price of the Shares on Euronext Amsterdam on the day of the repurchase plus 10 per cent. Material aspects of Dutch dividend withholding tax relating to the acquisition by the Company of its Shares are described in “Item 10. Additional Information — 10.E. Taxation”.
The Company may not cast votes on Shares held by it or by its subsidiaries and such Shares will not be counted for the purpose of calculating a voting quorum. Votes may, however, be cast on Shares held by the Company if such Shares are encumbered with a right of usufruct or a right of pledge that benefits a party other than the Company or a subsidiary of the Company, the voting right attached to those Shares accrues to the other party and the right of usufruct or right of pledge was created prior to the Company or its subsidiary obtaining the Shares.
No dividend or other distribution shall be paid or made on the Shares held by the Company in its own capital, unless such Shares are subject to a right of usufruct or pledge and the authority to collect distributions or the right to receive distributions accrues to the usufructuary or the pledgee, respectively. For the purpose of determining the dividend or other distribution on Shares, the Shares held by the Company in its own capital shall be disregarded. The Board is authorised to dispose of the Company’s own Shares held by it.
Reduction of Share Capital
Subject to the provisions of Dutch law and the Articles of Association, the General Meeting may, but only if proposed by the Board, pass resolutions to reduce the issued share capital by: (i) cancelling Shares; or (ii) reducing the nominal value of the Shares by amendment of the Articles of Association. A resolution to cancel Shares may only relate to Shares held by the Company or of which it holds the depositary receipts. A reduction of the nominal value of the Shares, whether without redemption or against partial repayment on the Shares or upon release from the obligation to pay up the nominal value of the Shares, must be made pro rata on all Shares. This pro rata requirement may be waived if all Shareholders concerned so agree. A resolution of the General Meeting to reduce the share capital requires a majority of at least two-thirds of the votes cast if less than 50 per cent. of the issued share capital is represented at the General Meeting. If 50 per cent. or more of the issued share capital is represented at the General Meeting, then the resolution of the General Meeting requires a majority of the votes cast.
In addition, Dutch law contains detailed provisions regarding the reduction of capital. A resolution to reduce the issued share capital shall not take effect as long as creditors have legal recourse against the resolution.

Material aspects of taxation relating to a reduction of share capital are described in “Item 10. Additional Information — 10.E. Taxation”.
Transfer of Shares
A transfer of a Share (not being, for the avoidance of doubt, a beneficial entitlement to a Share held through the systems of DTC, Euroclear Bank, Euroclear Nederland or Euroclear UK) or of a restricted right (beperkt recht) thereto requires a deed of transfer drawn up for that purpose and acknowledgement of the transfer by the Company in writing. The latter condition is not required in the event that the Company is party to the transfer.
Shares that have been entered into DTC’s book-entry system will be registered in the name of Cede & Co. as nominee for DTC and transfers of beneficial ownership of shares held through DTC will be effected by electronic transfer made by DTC participants. Any Shares held by DRS Shareholders will be registered in the name of such DRS Shareholder and evidenced through DRS. The name of each DRS Shareholder will thus be entered as the registered owner of the relevant number of Shares on the Company’s register.
Shares accepted for inclusion by Euroclear Nederland (as the central institute under the Dutch Securities Giro Transactions Act) or an intermediary in the giro depot or collective depot, respectively, can only be delivered from a collective depot or giro depot with due observance of the related provisions of the Dutch Securities Giro Transactions Act. The transfer by a depot shareholder of its book-entry rights representing such Shares shall be effected in accordance with the provisions of the Dutch Securities Giro Transactions Act. The same applies to the establishment of a right of pledge and the establishment or transfer of a usufruct on these book-entry rights.
Transfers of CREST depository interests (“CDIs”) may be effected by means of a relevant system (i.e. CREST) unless the CREST Regulations provide otherwise.
Amendment of Articles of Association
The General Meeting may pass a resolution to amend the Articles of Association, but only on a proposal of the Board.
A proposal to amend the Articles of Association must be included in the notice of the General Meeting. A copy of such proposal containing the verbatim text of the proposed amendment must be deposited at the Company’s office, for inspection by Shareholders and other persons holding meeting rights, until the end of the meeting. Furthermore, a copy of the proposal must be made available free of charge to Shareholders and other persons holding meeting rights from the day it was deposited until the day of the meeting.
Dissolution and Liquidation
The General Meeting may pass a resolution to dissolve the Company, but only on a proposal of the Board. When a proposal to dissolve the Company is to be made to the General Meeting, such proposal must be stated in the notice convening the General Meeting. In the event of the dissolution of the Company by resolution of the General Meeting, the Directors will be charged with effecting the liquidation of the Company’s affairs, unless the General Meeting resolves to appoint one or more other persons as liquidators, without prejudice to the ability of the district court to replace a liquidator. During liquidation, the provisions of the Articles of Association will remain in force to the extent possible.
The balance of the Company’s assets remaining after all liabilities have been paid shall be transferred to the holders of Shares in proportion to the number of Shares held by each Shareholder. Any transfer to a Shareholder will be subject to the rights of any Shareholders to whom Shares have been issued on special conditions, and subject further to the right of the Company to apply set-off in respect of the liability, if any, of Shareholders for unpaid capital or share premium. Once the liquidation has been completed, the books, records and other data carriers of the dissolved company will be held by the person or legal person appointed for that purpose by the General Meeting for the period prescribed by law (which as of the date of this registration statement is seven years). Material tax aspects of liquidation proceeds are described in “Item 10. Additional Information — 10.E. Taxation”.

10.C.   MATERIAL CONTRACTS
The contracts listed below have been, or will be, entered into by the Company or a member of the Group outside of the ordinary course of business within the two years immediately preceding the date of this registration statement and are material to the Company or any member of the Group.
Global Transitional Services Agreement
Overview
To ensure business continuity following 1 July 2025 (being the principal date for completion of the Reorganisation), certain members of the Group and Unilever Group expect to enter into the GTSA. Under the GTSA, Unilever will provide, or procure the provision of, certain services on a transitional basis for a maximum period of 30 months (the Transitional Period), at which point the Group anticipates that it will be able to fully operate on a stand-alone basis.
For the duration of the Transitional Period, the Group will operate in accordance with an “interim operating model” pursuant to the GTSA and a set of Local OMAs which operationalise the GTSA in particular markets, as described in “Reorganisation and Separation — Reorganisation — TSAs and interim operating models”. It is anticipated that this “interim operating model” will authorise Unilever to perform certain business operations on behalf of the Group until the end of the Transitional Period, when the Group has its own systems in place which are sufficient to allow it to transact independently.
Services
Services provided by Unilever under the GTSA are required to be provided to the same standard as those or equivalent services are provided, on average, to Unilever and/or any of its entities. The services to be provided under the GTSA include, among others, certain IT infrastructure and support services, financial services and support, operations management services, distribution services, the use of offices and facilities, logistics and supply-chain management.
Duration
Each service provided under the GTSA will be subject to specific service terms ranging from six to 30 months, including a three-month ramp down period.
Under the terms of the GTSA, the Group will be required to exit GTSA arrangements as soon as practicable, pursuant to applicable early termination rights. There will be no automatic right to extend the duration of services; extensions may be granted at the sole discretion of Unilever. The GTSA will automatically terminate when the last service provided in accordance with the agreement is terminated.
[At Admission, provision of certain intercompany services under the GTSA will terminate. This includes intercompany legal services, internal audit, external audit, financial consolidation services, hedging services, tax advisory and consultancy services, treasury and funding services, consultancy services, statutory reporting and tax submission, insurance services, facilities (hosting of non-business as usual (i.e. project) staff); and IT fit out of new facilities and processing of non-business as usual transactions (i.e. project costs).]
Following the Transitional Period, the Group will be required to provide these services internally or obtain these services from a third-party provider. If the Group does not effectively develop and implement these capabilities, or it is unable to source further arrangements from third-party providers, its business, results of operations, financial condition and prospects could be materially and adversely affected. For further details on the risks to the Group associated with the GTSA, please see relevant sections of “Item 3. Key Information — 3.D. Risk Factors” above.
Liability
The Group and Unilever’s maximum annual liability arising out of or in connection with the GTSA, subject to certain enumerated exceptions and applicable law, will be capped at amounts that the Group believes are customary for contracts of this nature.

Governance
The GTSA will provide for the appointment of relationship managers which meet regularly and will be the principal point of contact to resolve operational and commercial issues arising under the agreement. If a dispute arises, the matter must be escalated first to the respective relationship managers of each party and, if it cannot be resolved following this procedure, the parties may refer the dispute to the respective chief financial officers of the Group and Unilever. The GTSA will be governed by English law.
Demerger Agreement
The Company, Magnum Holdco and Unilever expect to enter into a demerger agreement on          2025 (the “Demerger Agreement”) to effect the Demerger and to govern aspects of the relationship between the Group and the Unilever Group following completion of the Demerger, including in respect of, among other things, undertakings to proceed with the steps required to give effect to the Demerger, allocation of risk and responsibility for certain liabilities between the Unilever Group and the Group and dealing with separation issues between the Group and the Unilever Group.
Conditions to completion of the Demerger
Completion of the Demerger and other key obligations established under the Demerger Agreement are expected to be conditional upon (among other things):
•
the approval of the prospectus in connection with Admission by the AFM and the FCA;

•
the registration statement being declared effective by the SEC; and

•
the approval of the Demerger Dividend by the Unilever PLC board.

Allocation of liabilities
The Demerger Agreement will establish a regime to govern the allocation of claims, losses and liabilities relating to the Ice Cream Business and the Unilever Group. Following the Demerger and subject to certain exceptions:
•
any claim, loss or liability incurred in relation to or in connection with the Ice Cream Business (whenever arising) shall be allocated to the Group; and

•
any claim, loss or liability principally relating to the retained businesses of the Unilever Group (whenever arising) shall be allocated to the Unilever Group.

The Demerger Agreement will contain indemnities, cross-indemnities and releases (and undertakings to provide the same) which give effect to the liability allocation regime described above.
Other matters
The Demerger Agreement will also include provisions relating to: (i) arrangements made for employees transferring from the Unilever Group to the Group; (ii) the non-solicit undertakings the Unilever Group will provide to the Group (and vice versa); (iii) the non-compete undertakings that the Unilever Group will provide to the Group; (iv) the insurance arrangements between Unilever and the Group; (v) the conduct of certain third party claims commenced against members of the Group or the Unilever Group; (vi) lock-up arrangements on customary terms which prohibit the disposal by Unilever of the Unilever Retained Stake (or part thereof) for a period of          months from Admission; and (vii) the sharing of information to permit the Unilever Group and the Group to comply with their respective financial or tax reporting obligations.
Tax Matters Agreement
The Company and Unilever expect to enter into a tax matters agreement on          2025 (the “Tax Matters Agreement”) to govern how certain tax matters related to the Demerger and Reorganisation should be dealt with as between the Group and the Unilever Group following completion of the Demerger. The Tax Matters Agreement is expected to include provisions in respect of, amongst other things: (i) the allocation of certain tax liabilities between the Unilever Group and the Group; (ii) ensuring that the expected tax treatment of the

Demerger and certain US steps involved in the Reorganisation is maintained; and (iii) other more administrative tax matters (such as tax filings, the maintenance of tax records and the conduct of tax claims).
Allocation of tax liabilities
Subject to limited exceptions, the Tax Matters Agreement will allocate tax liabilities between the Group and the Unilever Group in line with how those tax liabilities are provided for in the Combined Carve-Out Financial Statements; tax liabilities will be generally allocated to the Group to the extent they are provided for in the Combined Carve-Out Financial Statements.
Under the Tax Matters Agreement, tax liabilities which are unexpected (i.e., broadly, they are not provided for in the Combined Carve-Out Financial Statements or in the Unilever Group accounts), will be allocated to the Group if they arise in relation to or in connection with the Ice Cream Business.
The Tax Matters Agreement will include cross-indemnities between the Company and Unilever in respect of tax liabilities to ensure that the allocation set out above is achieved.
Other matters
Certain aspects of the United Kingdom tax treatment of the Demerger (as set out in “Item 10. Additional Information — 10.E. Taxation — United Kingdom Taxation”), may cease to apply if a chargeable payment (as defined in Sections 1088 and 1089 of the Corporation Tax Act 2010) is made by a member of the Unilever Group or the Group within five years of the Demerger. The Tax Matters Agreement will contain: (i) undertakings from Unilever and the Company to ensure that their respective groups do not make such chargeable payments; and (ii) an indemnity in favour of each of Unilever and the Company for any loss arising to their group as a result of the other party failing to comply with the aforementioned undertaking.
Similarly, certain US steps which form part of the Reorganisation are expected to qualify for tax-free treatment for US federal income tax purposes. The Tax Matters Agreement will: (i) prohibit the Group from taking any action which could jeopardise this tax-free treatment without first obtaining an IRS clearance or a legal opinion, meeting certain requirements, that such actions will not impact that tax-free treatment; and (ii) provide an indemnity to Unilever for any taxes arising in the Unilever Group resulting from the failure of that tax-free treatment to apply to the extent such failure is attributable to the actions of the Group after the Demerger.
Term Loan Facilities Agreement
See “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Capital Resources and Indebtedness — Term loan facility”.
Revolving Credit Facility Agreement
See “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Capital Resources and Indebtedness — Revolving credit facility”.
10.D.   EXCHANGE CONTROLS
Other than certain economic sanctions, which may be in force from time to time, there are currently no applicable laws, decrees or regulations in force restricting the import or export of capital or restricting the remittance of dividends or other payments to holders of the Company’s shares who are non-residents of the Netherlands. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the Netherlands under Dutch law or the Articles of Association on the right to be a holder of, and to vote in respect of, the Shares.
10.E.   TAXATION
The following is a summary of the material Dutch, United Kingdom and United States tax consequences with respect to the receipt of the Demerger Dividend and the holding and disposal of Shares. This summary does not constitute tax advice, is intended as general information only and does not provide an exhaustive overview of all Dutch, United Kingdom and United States tax consequences that may be relevant for Shareholders.
This summary is based on tax legislation, published case law, treaties, regulations and published policy, in each case as in force as at the date of this registration statement, and it does not take into account any developments or amendments thereof after that date whether or not such developments or amendments have retroactive effect.
THE TAX LEGISLATION OF THE COUNTRY OF CITIZENSHIP, DOMICILE OR RESIDENCY OF A SHAREHOLDER MAY ALSO IMPACT THE TAX CONSEQUENCES WITH RESPECT TO THE RECEIPT OF THE DEMERGER DIVIDEND AND THE HOLDING AND DISPOSAL OF SHARES. SHAREHOLDERS WHO ARE IN ANY DOUBT AS TO THEIR TAX POSITION OR WHO MAY BE SUBJECT TO TAX IN A JURISDICTION OTHER THAN THE NETHERLANDS, THE UNITED KINGDOM OR THE UNITED STATES ARE STRONGLY RECOMMENDED TO CONSULT THEIR OWN PROFESSIONAL ADVISERS.
References in this section to “Shareholders” are to be read as, in respect of Unilever Shares, references to Unilever Shareholders and, in respect of Shares, references to Shareholders of the Company. References to Unilever Shares in this section refer also to Unilever ADSs and references to Shareholders refer also to Unilever ADS Holders.
Dutch Dividend Withholding Tax
Subject to any available reduction or exemption, the Company will be required to withhold Dutch dividend withholding tax at a rate of 15 per cent. (“DWT”) in respect of dividends paid on the Shares.
However, the Dutch tax authorities have confirmed that the Company has the ability to make payments to Shareholders in lieu of regular dividends that will not be subject to DWT by making repayments of fiscally recognised paid-up capital following a reduction in the nominal value per Share and certain other steps (“In Lieu Payments”). This would require a resolution of the General Meeting of the Company, the reflection of the reduction in nominal value of the Shares in the Articles of Association and a two-month creditor opposition period to pass without opposition.
The aggregate amount of In Lieu Payments that the Company could make free of DWT in this way will be determined principally by the steps to implement the Demerger. The Demerger is expected to result in at least €         fiscally recognised paid-up capital for DWT tax purposes at the level of the Company. For further information on the Company’s dividend policy, see “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividends”. If all of the fiscally recognised paid-up capital is used to make In Lieu Payments then no further In Lieu Payments could be made.
The continued availability and suitability of such In Lieu Payments that are not subject to DWT cannot be guaranteed.
The treatment of any such In Lieu Payments for certain categories of United Kingdom Shareholders will depend on the precise mechanics which may change from time to time. See further “United Kingdom Taxation — Holding and Disposal of Shares — Taxation of dividends and In Lieu Payments for UK Shareholders” below.
Dutch Taxation
For the purposes of Dutch tax law, a Shareholder may include an individual or entity who does not have the legal title of these Unilever Shares or Shares, but to whom nevertheless the Unilever Shares or Shares or the income thereof is attributed based on specific statutory provisions or on the basis of such individual or entity having an interest in the Unilever Shares or Shares or the income thereof.
This summary does not address the Dutch tax consequences for:
(i)
investment institutions (fiscale beleggingsinstellingen);

(ii)
pension funds, exempt investment institutions (vrijgestelde beleggingsinstellingen) or other Dutch tax resident entities that are not subject to or exempt from Dutch corporate income tax;

(iii)
corporate Shareholders which qualify for the participation exemption (deelnemingsvrijstelling) or would qualify for the participation exemption had the corporate Shareholders been resident in the Netherlands or which qualify for participation credit (deelnemingsverrekening). Generally speaking, a shareholding is considered to qualify as a participation for the participation exemption or participation credit if it represents an interest of 5 per cent. or more of the nominal paid-up share capital;

(iv)
Shareholders holding a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Unilever or the Company and Shareholders of whom a certain related person holds a substantial interest in Unilever or the Company. Generally speaking, a substantial interest in Unilever or the Company arises if a person, alone or, where such person is an individual, together with their partner (statutorily defined term), directly or indirectly, holds or is deemed to hold: (a) an interest of 5 per cent. or more of the total issued and outstanding capital of Unilever or the Company or 5 per cent. or more of the issued and outstanding capital of a certain class of shares of Unilever or the Company; (b) rights to acquire, directly or indirectly, such interest; or (c) certain profit-sharing rights in Unilever or the Company;

(v)
a recipient of proceeds from the Unilever Shares or Shares that is related (gelieerd) to Unilever or the Company, within the meaning of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021);

(vi)
persons to whom the Unilever Shares or the Shares and the income from the Unilever Shares or the Shares are attributed based on the separated private assets (afgezonderd particulier vermogen) provisions of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001);

(vii)
entities which are a resident of Aruba, Curacao or Sint Maarten that have an enterprise which is carried on through a permanent establishment or a permanent representative on Bonaire, Sint Eustatius or Saba and the Unilever Shares or the Shares are attributable to such permanent establishment or permanent representative;

(viii)
Shareholders which are not considered the beneficial owner (uiteindelijk gerechtigde) of these Unilever Shares or Shares or the benefits derived from or realised in respect of these Unilever Shares or Shares; and

(ix)
individuals to whom the Unilever Shares or the Shares or the income therefrom are attributable to employment activities which are taxed as employment income in the Netherlands.

Where this summary refers to the Netherlands, such reference is restricted to the part of the Kingdom of the Netherlands that is situated in Europe and the legislation applicable in that part of the Kingdom.
Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the Netherlands and Sint Maarten (Belastingregeling Nederland Sint Maarten), the Tax Regulation for the Netherlands and Curacao (Belastingregeling Nederland Curaçao), the Tax Regulation for the Country of the Netherlands (Belastingregeling voor het land Nederland) and the Agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the Avoidance of Double Taxation.
Demerger Dividend
Dividend withholding tax
The Demerger Dividend is for Dutch tax purposes considered to be a dividend distribution by Unilever to its Shareholders. Since Unilever is a United Kingdom tax resident entity, no DWT will have to be withheld.
Corporate and individual income tax
Corporate Shareholder residents of the Netherlands
If a Shareholder is an entity and is a resident of the Netherlands or deemed to be a resident of the Netherlands for Dutch corporate income tax purposes and is fully subject to Dutch corporate income tax or is only subject to Dutch corporate income tax in respect of an enterprise to which the shares are attributable, the Demerger Dividend is generally taxable in the Netherlands (at up to a maximum rate of 25.8 per cent.).
Individual Shareholder residents of the Netherlands
If a Shareholder is an individual and is a resident of the Netherlands or deemed to be a resident of the Netherlands for Dutch individual income tax purposes, the Demerger Dividend is taxable at progressive rates (up to a maximum rate of 49.50 per cent.) under the Dutch Income Tax Act 2001, if:
(i)
the individual is an entrepreneur (ondernemer) and has an enterprise to which the Unilever Shares are attributable or the individual has, other than as a Shareholder, a co-entitlement to the net worth of an enterprise (medegerechtigde), to which enterprise the Unilever Shares are attributable; or

(ii)
such income or gains qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden), which includes activities with respect to the Unilever Shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

If neither situation (i) nor situation (ii) applies to the Shareholder, then the Shareholder, must record the Unilever Shares as assets that are held in box 3 for Dutch individual income tax purposes. Taxable income is then determined on the basis of a certain deemed return (rendement) on the Shareholder’s yield basis (rendementsgrondslag) at the beginning of the calendar year insofar the yield basis exceeds a certain threshold (€57,684 for an individual taxpayer and €115,368 in case of a “qualifying partner” (statutory defined term)) (heffingvrij vermogen), rather than on the basis of income actually received or gains actually realised. Such yield basis is determined as the fair market value of certain qualifying savings and investments held by the Shareholder, less the fair market value of certain qualifying debts at the beginning of the calendar year. The deemed return is determined on separate deemed return percentages for bank savings, other investments and liabilities. For the calendar year 2025, the deemed return percentage for other investments (including the Unilever Shares) is 5.88 per cent. Subject to certain anti-abuse provisions, the product of an amount equal to (a) the total deemed return divided by the yield basis and (b) the yield basis minus the threshold (heffingvrij vermogen), forms the individual’s taxable income from savings and investments. The taxable income from savings and investments so computed is taxed at the prevailing statutory rate of 36 per cent. The Demerger Dividend as such is then not taxed.
The Dutch Supreme Court has ruled that box 3 taxation as outlined above is in violation of article 1 of the first protocol to the European Convention on Human Rights (right to property) and of article 14 of the European Convention on Human Rights (prohibition of discrimination), where the deemed return is higher than the actual nominal return on the assets and liabilities, including unrealised changes in value of such assets and liabilities. In these cases, the Dutch Supreme Court has ruled that legal redress should be provided to the party concerned. The Dutch legislator has announced the introduction of new legislation to take away the violations. Shareholders that are taxed in box 3 for Dutch individual income tax purposes with respect to their Unilever Shares are recommended to consult a professional tax adviser.
Non-residents of the Netherlands
If a person is neither a resident of the Netherlands nor is deemed to be a resident of the Netherlands for Dutch corporate income tax or Dutch individual income tax purposes, such person is not liable for Dutch income tax in respect of the Demerger Dividend, unless:
(i)
the person is not an individual and such person: (a) has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or a permanent representative the Unilever Shares are attributable; or (b) is, other than by way of securities, entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which enterprise the Unilever Shares are attributable.

Such income and gains in respect of the Demerger Dividend are subject to Dutch corporate income tax up to a maximum rate of 25.8 per cent.; or
(ii)
the person is an individual and such individual: (a) has an enterprise or an interest in an enterprise that is,

in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the Unilever Shares are attributable; or (b) realises income or gains with respect to the Unilever Shares that qualify as income from miscellaneous activities in the Netherlands which include activities with respect to the Unilever Shares that exceed regular, active portfolio management; or (c) is, other than by way of securities, entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise the Unilever Shares are attributable.
Such income and gains in respect of the Demerger Dividend as specified under (a) and (b) by an individual are subject to individual income tax at progressive rates up to a maximum rate of 49.50 per cent. Such income and gains as specified under (c) that is not already included under (a) or (b) will be taxed on the basis of a deemed return on income from savings and investments (as described under “Demerger Dividend  — Corporate and individual income tax  — Individual Shareholder residents of the Netherlands”).
Value added tax
No value added tax will arise in respect of the Demerger Dividend.
Other taxes and duties
No registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar documentary tax or duty will be payable in the Netherlands by a Shareholder in respect of the Demerger Dividend.
Residence
A Shareholder will not become or be deemed to become a resident of the Netherlands solely by reason of the Demerger Dividend.
Holding and Disposal of Shares
Dividend withholding tax
Withholding requirement
As referred to in “— Dutch Dividend Withholding Tax”, subject to any available reduction or exemption and subject to the availability of measures to enable In Lieu Payments to be made free of DWT, the Company will be required to withhold 15 per cent. DWT in respect of dividends paid on the Shares.
Generally, any DWT will not be borne by the Company, but will be withheld from the gross dividends paid on the Shares. In the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), dividends are defined as the proceeds from shares, which include:
(i)
direct or indirect distributions of profit, regardless of their name or form;

(ii)
liquidation proceeds, proceeds on redemption of the Shares and, as a rule, the consideration for the repurchase of the Shares by the Company, in each case in excess of its average paid-up capital recognised for DWT purposes, unless a statutory exemption applies;

(iii)
the nominal value of Shares issued to a Shareholder or an increase of the nominal value of the Shares, insofar as the (increase in the) nominal value of the Shares is not funded out of the Company’s paid-up capital recognised for DWT purposes; and

(iv)
partial repayments of paid-up capital recognised for DWT purposes, if and to the extent there are qualifying profits (zuivere winst), unless the General Meeting has resolved in advance to make such repayment and provided that the nominal value of the Shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association. The term “qualifying profits” includes anticipated profits that have yet to be realised.

Corporate Shareholder residents of the Netherlands
If a Shareholder is a resident or deemed to be a resident of the Netherlands for Dutch corporate income tax purposes, DWT which is withheld with respect to proceeds from the Shares, will generally be creditable for

Dutch corporate income tax purposes. However, the credit of DWT per annum is limited to the amount of the Dutch corporate income tax due in that year. Any uncredited DWT will be carried forward without time restrictions.
Individual Shareholder residents of the Netherlands
If a Shareholder is a resident or deemed to be a resident of the Netherlands for DWT purposes, DWT which is withheld with respect to proceeds from the Shares will generally be creditable for Dutch individual income tax purposes or, if the DWT withheld exceeds the Dutch individual income tax due, such Shareholder is generally entitled to a refund for the excess.
Non-residents of the Netherlands
If a Shareholder is a resident of a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and such Shareholder is a resident for the purposes of such treaty, such Shareholder may, depending on the terms of that particular treaty, qualify for full or partial relief at source or for a refund in whole or in part of the DWT.
A refund of the DWT is available to entities resident in another Member State of the European Union, Norway, Iceland, or Liechtenstein provided: (i) these entities are not subject to corporate income tax there; (ii) these entities would not be subject to Dutch corporate income tax, if these entities would be tax resident in the Netherlands for corporate income tax purposes; and (iii) these entities do not have a similar function as an investment institution (fiscale beleggingsinstelling) or exempt investment institution (vrijgestelde beleggingsinstelling). Furthermore, a similar refund of DWT may be available to entities resident in other countries, under the additional conditions that: (i) the Shares are considered portfolio investments for purposes of Article 63 (taking into account Article 64) of the Treaty on the Functioning of the European Union; and (ii) the Netherlands can exchange information with this other country in line with the international standards for the exchange of information. Alternative to a refund of the DWT, subject to further conditions an exemption at source may be available for such entities described in this subparagraph.
A (partial) refund of DWT is available to a Shareholder resident in another Member State of the European Union, Norway, Iceland or Liechtenstein provided: (i) this Shareholder is not subject to Dutch individual income tax or Dutch corporate income tax with respect to the income from the Shares; (ii) such DWT is higher than the Dutch individual income tax or Dutch corporate income tax would have been had this Shareholder been tax resident in the Netherlands, after taking into account a possible refund based on the Dutch Dividend Withholding Tax Act 1965 or a refund based on a treaty for the avoidance of double taxation with respect to taxes on income; (iii) no credit based on a treaty for the avoidance of double taxation with respect to taxes on income is granted in the state in which the Shareholder is tax resident, for the full amount of DWT withheld; and (iv) this Shareholder does not have a similar function as an investment institution or exempt investment institution. Furthermore, a similar refund of DWT may be available to a Shareholder resident in another country, under the additional conditions that: (i) the Shares are considered portfolio investments for purposes of Article 63 (taking into account Article 64) of the Treaty on the Functioning of the European Union; and (ii) the Netherlands can exchange information with this other country in line with the international standards for the exchange of information.
UK residents
A UK Shareholder who is entitled to the benefits of the UK-NL Treaty will be entitled to an exemption of the DWT under Article 10, paragraph 2, sub-paragraph b under (ii) or (iii) if the Shareholder is a pension scheme as described in Article III of the UK-NL Protocol, or an exempt organisation as described in Article 4, paragraph 2, sub-paragraph b of the UK-NL Treaty, and meets the criteria set-out therein.
US residents
A Shareholder who is a resident in the United States and is entitled to the benefits of the US-NL Treaty will be entitled to an exemption or refund of the DWT if the Shareholder is an exempt pension trust as described in

Article 35 of the US-NL Treaty, or an exempt organisation as described in Article 36 of the US-NL Treaty and meets the criteria set-out therein.
Beneficial owner
A recipient of proceeds from the Shares will not be entitled to any exemption, reduction, refund or credit of DWT if such recipient is not considered to be the beneficial owner of such proceeds. The recipient will not be considered the beneficial owner of these proceeds, if, in connection with such proceeds, the recipient has paid a consideration as part of a series of transactions in respect of which it is likely:
(i)
that the proceeds have in whole or in part accumulated, directly or indirectly, to an individual or legal entity that would:

a.
as opposed to the recipient paying the consideration, not be entitled to an exemption from dividend withholding tax; or

b.
in comparison to the recipient paying the consideration, to a lesser extent be entitled to a reduction, refund or credit of dividend withholding tax; and

(ii)
that such individual or legal entity has, directly or indirectly, retained or acquired an interest in Shares, profit-sharing certificates or loans as described in article 10, paragraph 1, subparagraph d of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969), comparable to the interest it had in similar instruments prior to the series of transactions being initiated.

Share buyback facility
The Company may, subject to being authorised by the General Meeting, acquire own Shares by way of a repurchase from Shareholders. As set out under “— Dividend withholding tax”, under (ii), this qualifies as a dividend for DWT purposes, to the extent the consideration for the repurchase of Shares exceeds the average paid-up capital recognised for DWT purposes of such Shares, unless a statutory exemption applies, referred to as the share buyback facility.
A repurchase of Shares from Shareholders by the Company is not subject to DWT provided that: (i) the total amount of the repurchase in the calendar year does not exceed twenty times the amount of the average distributed cash dividend in the five previous calendar years, less the aggregate amount for which shares have been repurchased using this facility in the previous four calendar years; (ii) the Shares which are repurchased are traded on a regulated market as referred to in art. 1:1 of the Dutch financial supervision act or on a system similar to such regulated market of a jurisdiction that is not a member state of the European Union / European Economic Area; (iii) the actual activities of the Company do not comprise 70 per cent., directly or indirectly, investment or similar activities; (iv) a cash dividend is distributed by the Company in the calendar year of the repurchase to an amount that is at least equal to the amount of the average distributed cash dividend in the five previous calendar years; and (v) the nominal share capital of the Company has not been increased in the calendar year of the repurchase up to the time of the repurchase or in the previous four calendar years, unless there were legitimate business reasons for such increase.
The amount of the average distributed cash dividend in the five previous calendar years as referred to under (i) and (iv) above must be computed as the average of the amounts of the cash dividends in the seven previous calendar years, all adjusted for inflation, whereby the year with the highest and the lowest amount of cash dividend are excluded.
Corporate and individual income tax
Corporate Shareholders residents of the Netherlands
If a Shareholder is a resident of the Netherlands or deemed to be a resident of the Netherlands for Dutch corporate income tax purposes and is fully subject to Dutch corporate income tax or is only subject to Dutch corporate income tax in respect of an enterprise to which the Shares are attributable, income, including In Lieu Payments, derived from the Shares and gains realised upon the disposal of the Shares are generally taxable in the Netherlands (at up to a maximum rate of 25.8 per cent.).

Individual Shareholders residents of the Netherlands
If a Shareholder is an individual and is a resident of the Netherlands or deemed to be a resident of the Netherlands for Dutch individual income tax purposes, income, including In Lieu Payments, derived from the Shares and gains realised upon the disposal of the Shares are taxable at progressive rates (up to a maximum rate of 49.50 per cent.) under the Dutch Income Tax Act 2001, if:
(i)
the individual is an entrepreneur and has an enterprise to which the Shares are attributable or the individual has, other than as a Shareholder, a co-entitlement to the net worth of an enterprise, to which enterprise the Shares are attributable; or

(ii)
such income, including In Lieu Payments, or gains qualify as income from miscellaneous activities, which includes activities with respect to the Shares that exceed regular, active portfolio management.

If neither situation (i) nor situation (ii) applies to the Shareholder, then the Shareholder, must record the Shares as assets that are held in box 3 for Dutch individual income tax purposes. Taxable income with regard to the Shares is then determined on the basis of a certain deemed return on the Shareholder’s yield basis at the beginning of the calendar year insofar as the yield basis exceeds a certain threshold (€57,684 for an individual taxpayer and €115,368 in case of a “qualifying partner” (statutory defined term)), rather than on the basis of income, including In Lieu Payments, actually received or gains actually realised. Such yield basis is determined as the fair market value of certain qualifying savings and investments held by the Shareholder, less the fair market value of certain qualifying debts at the beginning of the calendar year. The deemed return is determined on separate deemed return percentages for bank savings, other investments and liabilities. For the calendar year 2025, the deemed return percentage for other investments (including the Shares) is 5.88 per cent. Subject to certain anti-abuse provisions, the product of an amount equal to (a) the total deemed return divided by the yield basis and (b) the yield basis minus the threshold, forms the individual’s taxable income from savings and investments. The taxable income from savings and investments so computed is taxed at the prevailing statutory rate of 36 per cent.
The Dutch Supreme Court has ruled that box 3 taxation as outlined above is in violation of article 1 of the first protocol to the European Convention on Human Rights (right to property) and of article 14 of the European Convention on Human Rights (prohibition of discrimination), where the deemed return is higher than the actual nominal return on the assets and liabilities, including unrealised changes in value of such assets and liabilities. In these cases, the Dutch Supreme Court has ruled that legal redress should be provided to the party concerned. The Dutch legislator has announced the introduction of new legislation to take away the violations. Shareholders that are taxed in box 3 for Dutch individual income tax purposes with respect to their Shares are recommended to consult a professional tax adviser.
Non-residents of the Netherlands
If a person is neither a resident of the Netherlands nor is deemed to be a resident of the Netherlands for Dutch corporate income tax or Dutch individual income tax purposes, such person is not liable for Dutch income tax in respect of income derived from the Shares and gains realised upon the disposal of the Shares, unless:
(i)
the person is not an individual and such person: (a) has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or a permanent representative the Shares are attributable; or (b) is, other than by way of securities, entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which enterprise the Shares are attributable.

Such income, including In Lieu Payments, and gains are subject to Dutch corporate income tax up to a maximum rate of 25.8 per cent.; or
(ii)
the person is an individual and such individual: (a) has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the Shares are attributable; or (b) realises income, including In Lieu Payments, or gains with respect to the Shares that qualify as income from miscellaneous activities in the Netherlands which include activities with respect to the Shares that exceed regular, active portfolio management; or (c) is, other than by way of securities, entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise the Shares are attributable.
Such income, including In Lieu Payments, and gains as specified under (a) and (b) by an individual are subject to individual income tax at progressive rates up to a maximum rate of 49.50 per cent. Such income, including In Lieu Payments, and gains as specified under (c) that is not already included under (a) or (b) will be taxed on the basis of a deemed return on income from savings and investments (as described under “Holding and Disposal of Shares — Corporate and individual income tax — Individual Shareholder residents of the Netherlands”).
Gift and inheritance tax
Dutch gift or inheritance taxes will not be levied on the occasion of the transfer of the Shares by way of gift by, or on the death of, a Shareholder, unless:
(i)
the Shareholder is, or is deemed to be, resident in the Netherlands for the purpose of the relevant provisions; or

(ii)
the transfer is construed as an inheritance or gift made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands for the purpose of the relevant provisions.

Value added tax
No value added tax will arise in respect of a cash payment made under the Shares, or in respect of a transfer of Shares.
Other taxes and duties
No registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar documentary tax or duty will be payable in the Netherlands by a Shareholder in respect of or in connection with the transfer of the Shares.
Residence
A Shareholder will not become or be deemed to become a resident of the Netherlands solely by reason of holding these Shares.
United Kingdom Taxation
The comments set out below are based on current United Kingdom tax law as applied in England and Wales and His Majesty’s Revenue and Customs (“HMRC”) published practice (which may not be binding on HMRC), in each case in force as at the date of this registration statement, and both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply (except where stated otherwise) only to Shareholders: (i) resident for tax purposes in the United Kingdom (“UK Shareholders”) and, in the case of individuals, only to those Shareholders who are not eligible for and claiming relief from the United Kingdom taxation of foreign income and gains under the rules in Chapter 1, Part 2 of the Finance Act 2025; (ii) to whom “split year” treatment does not apply; (iii) who hold their Shares and Unilever Shares as an investment (other than in an individual savings account or pension arrangement) and (iv) who are, or are treated as, the absolute beneficial owners of both their Unilever Shares and their Shares and any dividends paid on them. The Directors intend to conduct the affairs of the Company so that it is resident in the Netherlands for tax purposes. The remainder of this Section is written on the basis that the Company is and remains so resident in the Netherlands.
The discussion does not address all possible tax consequences relating to an investment in the Shares. It assumes that a Unilever ADS Holder is the absolute beneficial owner of the underlying Unilever Shares. Certain categories of Shareholders, including those carrying on certain financial activities, those subject to specific tax regimes or benefiting from certain reliefs or exemptions, those connected with the Company or Group and those for whom the

Shares or the Unilever Shares are employment related securities, may be subject to special rules and this summary does not apply to such Shareholders. This summary also does not apply to any Shareholder who has been, is or becomes “temporarily non-resident” as defined in Schedule 45, paragraph 110 of the Finance Act 2013.
Demerger Dividend
Tax on income
Unilever has received clearance under Section 1091 of the Corporation Tax Act 2010 from HMRC confirming that the Demerger Dividend will qualify as an “exempt distribution” for the purposes of Section 1075 of the Corporation Tax Act 2010.
As a result, a UK Shareholder should not incur any liability to income tax or corporation tax on income (as applicable) in respect of the receipt of their Shares under the Demerger.
Chargeable gains
UK Shareholders who do not hold (either alone or together with persons connected to them) more than 5 per cent. of, or of any class of, the Unilever Shares should not be treated, by virtue of the receipt of Shares under the Demerger, as making a disposal or part disposal of their Unilever Shares for the purposes of the taxation of chargeable gains.
The Shares distributed to UK Shareholders pursuant to the Demerger should be treated as the same asset, and having been acquired at the same time, as the Unilever Shares already held by the UK Shareholders. The aggregate base cost of the Unilever Shares and the Shares immediately after the Demerger should be the same as the base cost of the Unilever Shares immediately before the Demerger. Such base cost should be apportioned between the Unilever Shares and the Shares by reference to their respective market values on the first day on which the market values or prices are quoted or published for such shares.
Any UK Shareholder who holds (either alone or together with persons connected to them) more than 5 per cent. of, or of any class of, the Unilever Shares will only be eligible for the treatment described in the preceding paragraph if the Demerger is effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is the avoidance of liability to capital gains tax or corporation tax. Such UK Shareholders are advised that clearance has been obtained from HMRC under Section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Demerger that HMRC are satisfied that the Demerger will be effected for bona fide commercial reasons and will not form part of such a scheme or arrangement. As a result, any such UK Shareholder should be treated in the manner described in the preceding paragraph.
Stamp duty and stamp duty reserve tax (“SDRT”)
The following statement about United Kingdom stamp duty and SDRT applies regardless of whether or not a Shareholder is resident in the United Kingdom, or elsewhere and is intended as a guide only to the general United Kingdom stamp duty and SDRT position.
No United Kingdom stamp duty or SDRT should be payable in respect of the distribution of the Shares to UK Shareholders pursuant to the Demerger Dividend.
Holding and Disposal of Shares
United Kingdom dividend withholding tax
The Company will not be required to withhold amounts on account of United Kingdom tax at source when paying a dividend (whether the payment is made to a UK Shareholder, or a non-United Kingdom resident Shareholder).
Taxation of dividends and In Lieu Payments for the Shareholders
The treatment of In Lieu Payments for UK Shareholders, and in particular whether they are treated as income distributions or capital distributions, will depend on the precise corporate legal mechanics used to pay them which may change from time to time.

Individual UK Shareholders — dividend payments and In Lieu Payments treated as income distributions
The first £500 (the “Dividend Allowance”) of the total amount of dividend income (including any dividends and In Lieu Payments treated as income distributions received from the Company) received by an individual UK Shareholder in tax year 2025 – 2026 will be taxed at a nil rate (and so no United Kingdom income tax will be payable in respect of such amounts).
If an individual UK Shareholder’s total dividend income for a tax year exceeds the Dividend Allowance (such excess being referred to as the “Taxable Excess”), then the Taxable Excess will be subject to United Kingdom income tax depending on the tax rate band or bands within which it falls. This United Kingdom tax treatment also applies to any individual UK Shareholder treated as a Scottish taxpayer (on the basis that Scottish income tax, and the corresponding tax rates and bands in Scotland, are only applicable to non-savings income and non-dividend income). The relevant United Kingdom income tax rate band is determined by reference to the individual UK Shareholder’s total income charged to either United Kingdom or Scottish income tax (including the dividend income charged at a nil rate by virtue of the Dividend Allowance) less relevant reliefs and allowances (including the UK Shareholder’s personal allowance). The Taxable Excess is, in effect, treated as the top slice of any resulting taxable income and for the 2025 – 2026 tax year:
i.
to the extent that the Taxable Excess falls below the basic rate limit, the Shareholder will be subject to United Kingdom income tax on it at the dividend basic rate of 8.75 per cent.

ii.
to the extent that the Taxable Excess falls above the basic rate limit but below the higher rate limit, the Shareholder will be subject to United Kingdom income tax on it at the dividend upper rate of 33.75 per cent.

iii.
to the extent that the Taxable Excess falls above the higher rate limit, the Shareholder will be subject to United Kingdom income tax on it at the dividend additional rate of 39.35 per cent.

Provided that the necessary conditions are met (and required administrative procedures are completed), the rate of DWT applicable to dividends paid by the Company to individual UK Shareholders may be reduced from 15 per cent. to 10 per cent. under the UK-NL Treaty. Whether or not the UK-NL Treaty will apply, will depend on the individual circumstances of each UK Shareholder and each UK Shareholder should take their own advice before relying on the UK-NL Treaty. Any DWT withheld from the payment of a dividend may be available as a credit against the income tax payable by an individual UK Shareholder in respect of the dividends. As referred to in “— Dutch Dividend Withholding Tax”, there is not expected to be any DWT on In Lieu Payments.
Individual UK Shareholders — In Lieu Payments treated as capital distributions
Subject to the paragraph below, a distribution that constitutes a capital distribution will result in an individual UK Shareholder being treated as making a part disposal of their holding of the Shares in consideration for the capital distribution, being the value of the cash received. This may, depending on the relevant Shareholder’s individual circumstances (including the availability of exemptions, reliefs or allowable losses), give rise to a liability to United Kingdom capital gains tax.
Capital distributions received by an individual UK Shareholder from the Company should not, however, be considered to involve a part disposal of their holding of the Shares if: (i) the amount of any such distribution received is “small” in comparison to the value of the relevant Shareholder’s Shares; and (ii) the relevant Shareholder’s base cost in their holding of the Shares is not less than the value of the distribution received. Instead, the amount of the distribution received should be deducted from the base cost in the Shareholder’s Shares. Whether or not a distribution is “small” is a question of fact and degree, however, under current HMRC practice, where the distribution received is £3,000 or less or (if greater) 5 per cent. or less of the market value of a Shareholder’s holding of the Shares at the date of the distribution, such value will generally be treated as “small” for these purposes.
In the case of an individual UK Shareholder whose base cost in their holding of the Shares is less than the value of the distribution received (or is nil), the distribution will be a part disposal of the relevant Shareholder’s holding of the Shares. In calculating any chargeable gain (or allowable loss), the relevant Shareholder may elect for the amount of the capital distribution to be reduced by the amount of their base cost (if any) in their holding of the Shares, in which case none of the base cost would be allowable as a deduction in calculating the chargeable gain (or allowable loss) on the capital distribution or on any subsequent occasion.
Corporate UK Shareholders — dividend payments and In Lieu Payments treated as income distributions
It would normally be expected that dividends or In Lieu Payments treated as income distributions paid by the Company to corporate UK Shareholders would generally fall within an exempt class of distribution, although each Shareholder’s position will depend on its own individual circumstances. If the dividends or In Lieu Payments paid by the Company do fall within an exempt class and certain other conditions are met, (subject to special rules for Shareholders that are small companies), Shareholders who are within the charge to United Kingdom corporation tax will not be subject to corporation tax on the receipt of such dividends or In Lieu Payments from the Company. Otherwise, Shareholders who are within the charge to United Kingdom corporation tax in respect of shares in the Company will be subject to corporation tax on the gross amount of any dividends or In Lieu Payments treated as income distributions paid by the Company, subject to any applicable credit for DWT.
Provided that the necessary conditions are met (and required administrative procedures are completed), the rate of DWT applicable to dividends paid by the Company to corporate UK Shareholders may be reduced from 15 per cent. to 10 per cent. under the UK-NL Treaty. Whether or not the UK-NL Treaty will apply, will depend on the individual circumstances of each UK Shareholder and each UK Shareholder should take their own advice before relying on the UK-NL Treaty. Any DWT withheld from the payment of a dividend may be available as a credit against the corporation tax payable by a corporate UK Shareholder in respect of the dividends. As referred to in “— Dutch Dividend Withholding Tax”, there is not expected to be any DWT on In Lieu Payments.
Corporate UK Shareholders — In Lieu Payments treated as capital distributions
Except as described below in relation to “small” distributions, a distribution that constitutes a capital distribution will generally result in the Shareholders who are within the charge to United Kingdom corporation tax being treated as making a part disposal of their holding of the Shares in consideration for the capital distribution, being the value of the cash received. This may, depending on the relevant Shareholder’s circumstances (including the availability of exemptions, reliefs or allowable losses), give rise to a liability to United Kingdom corporation tax on chargeable gains.
Capital distributions received by a corporate UK Shareholder from the Company should not, however, be considered to involve a part disposal of their holding of the Shares if: (i) the amount of any such distribution received is “small” in comparison to the value of the relevant Shareholder’s Shares; and (ii) the relevant Shareholder’s base cost in their holding of the Shares is not less than the value of the distribution received. Instead, the amount of the distribution received should be deducted from the base cost in the Shareholder’s Shares. Whether or not a distribution is “small” is a question of fact and degree, however, under current HMRC practice, where the distribution received is £3,000 or less or (if greater) 5 per cent. or less of the market value of a Shareholder’s holding of the Shares at the date of the distribution, such value will generally be treated as “small” for these purposes.
In the case of a corporate UK Shareholder whose base cost in their holding of the Shares is less than the value of the distribution received (or is nil), the distribution will be a part disposal of the relevant Shareholder’s holding of the Shares. In calculating any chargeable gain (or allowable loss), the relevant Shareholder may elect for the amount of the capital distribution to be reduced by the amount of their base cost (if any) in their holding of the Shares, in which case none of the base cost would be allowable as a deduction in calculating the chargeable gain (or allowable loss) on the capital distribution or on any subsequent occasion.
Taxation of chargeable gains on future disposals of Shares
A disposal of the Shares by a UK Shareholder may, depending on their circumstances (including the availability of exemptions or reliefs), give rise to a chargeable gain (or allowable loss).
Individual UK Shareholders
For individual UK Shareholders who make a chargeable gain, capital gains tax is charged at a rate of 18 per cent. or 24 per cent. depending on the individual UK Shareholder’s total taxable gains and income in a given year. However, each individual has an annual exemption (£3,000 for the tax year 2025 – 2026) such that capital gains tax is only chargeable on gains arising from all sources during the tax year in excess of that figure.
Corporate UK Shareholders
For UK Shareholders within the charge to United Kingdom corporation tax who make a chargeable gain, corporation tax is charged on chargeable gains at the rate of corporation tax applicable to that UK Shareholder (the main rate of corporation tax for the tax year 2025 – 2026 is 25 per cent.)
Stamp duty and stamp duty reserve tax on future dealings in Shares and CDIs
The following statements about United Kingdom stamp duty and SDRT apply regardless of whether or not a Shareholder is resident in the United Kingdom, or elsewhere, and are intended as a guide only to the general United Kingdom stamp duty and SDRT position.
No United Kingdom stamp duty should be required to be paid on the transfer of Shares held in certificated form provided that any instrument of transfer is not executed in the United Kingdom and is retained outside the United Kingdom and provided that such transfer does not relate to any property situated, or to any matter or thing done or to be done, in the United Kingdom.
No United Kingdom SDRT should be payable on an agreement to transfer Shares (excluding for these purposes CDIs) provided certain conditions are met, in particular, the Shares must not be registered in any register kept in the United Kingdom.
No United Kingdom SDRT should be payable on a transfer of CDIs held in CREST provided certain conditions are met; in particular, there must be no register of the Shares maintained in the United Kingdom, the Company must not be incorporated or tax resident in the United Kingdom and the Shares must be listed on a recognised stock exchange.
Gift and inheritance tax
The statements below address the position for both Shareholders who are long term United Kingdom residents as defined in sections 6A and 6B of the Inheritance Tax Act 1984 (“Long Term United Kingdom Residents”) and who are not Long Term United Kingdom Residents.
Shares (for the avoidance of doubt, not including CDIs) will be assets situated outside the United Kingdom for the purposes of United Kingdom inheritance tax provided that such Shares are not registered in any register kept in the United Kingdom. Where a Shareholder is not a Long Term United Kingdom Resident, neither a gift of such Shares by such Shareholder nor the death of such Shareholder will give rise to a liability to United Kingdom inheritance tax. A gift of such assets by, or the death of, an individual Shareholder of such assets who is a Long Term United Kingdom Resident may (subject to certain exemptions and reliefs) give rise to a liability to United Kingdom inheritance tax.
HMRC may argue that CDIs which are registered on a register in the United Kingdom but which relate to Shares which are registered on a register outside the United Kingdom are assets situated in the United Kingdom for the purposes of United Kingdom inheritance tax. Holders to whom this may be relevant should consult an appropriate professional adviser.
If the CDIs are situated in the United Kingdom, a gift of CDIs by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to United Kingdom inheritance tax, even if the holder is not a Long Term United Kingdom Resident.
Generally, United Kingdom inheritance tax is not chargeable on gifts to individuals if the transfer is made more than seven complete years prior to the death of the donor. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold Shares or CDIs which may bring them within the charge to inheritance tax. Shareholders should consult an appropriate professional adviser if they make a gift of any kind or intend to hold any Shares or CDIs through such a company or trust arrangement. They should also seek professional advice in a situation where there is potential for a double charge to United Kingdom inheritance tax and an equivalent tax in another country or if they are in any doubt about their United Kingdom inheritance tax position.
Certain US Federal Income Tax Considerations
The following is a summary of certain US federal income tax consequences of the receipt of Shares pursuant to the Demerger, as well as the ownership and disposition of Shares by a US Shareholder (as defined below). This summary deals only with US Shareholders that will hold the Shares as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the receipt, ownership or disposition of Shares by particular investors (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, non-US or other tax laws (such as estate or gift tax laws). This summary also does not address tax considerations applicable to investors that own (directly, indirectly or by attribution) 10 per cent. or more of the equity interests of the Company by vote or value, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under US federal income tax laws (such as financial institutions, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that will hold the Shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes, persons that have ceased to be US citizens or lawful permanent residents of the United States, investors holding the Shares in connection with a trade or business conducted outside of the United States, US citizens or lawful permanent residents living abroad or investors whose functional currency is not the US dollar).
As used herein, the term “US Shareholder” means a beneficial owner of Shares that is, for US federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation created or organised under the laws of the United States, or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to US federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes.
The US federal income tax treatment of a partner in an entity or arrangement treated as a partnership for US federal income tax purposes that holds Shares will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are entities or arrangements treated as partnerships for US federal income tax purposes should consult their tax advisers concerning the US federal income tax consequences to them and their partners of the receipt, ownership and disposition of Shares by the partnership.
The Company does not expect to be a passive foreign investment company (a “PFIC”) for its current taxable year or in the foreseeable future. However, the Company’s possible status as a PFIC must be determined annually following the close of each taxable year and therefore may be subject to change. If the Company were to be treated as a PFIC, US Shareholders would be required: (i) to pay a special US addition to tax on certain distributions and gains on sale; and (ii) to pay tax on any gain from the sale of Shares at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by the Company would not be eligible for the reduced rate of tax described below under “— Holding and Disposal of Shares — Distributions” and additional reporting requirements could apply. The remainder of this discussion assumes that the Company is not a PFIC for US federal income tax purposes. Prospective purchasers should consult their own tax advisers regarding the potential application of the PFIC regime.
This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed US Treasury regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect. No rulings have been requested from the IRS and there can be no guarantee that the IRS would not challenge, possibly successfully, the treatment described below.
Demerger
Unilever has requested a private letter ruling from the IRS and an opinion from its tax adviser to the effect that, among other things, the Demerger (including the retention of less than 20 per cent. of the Shares) will qualify as a transaction that is tax-free for US federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The private letter ruling and the opinion of Unilever’s tax adviser will be based upon and will rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of Unilever and the Company (including those relating to the past and future conduct of Unilever and the Company). If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if Unilever or the Company breach any of their respective representations or covenants contained in any of the Demerger-related agreements and documents or in any documents relating to the private letter ruling and/or the opinion of Unilever’s tax adviser, such private letter ruling and/or the opinion of the tax adviser may be invalid and the conclusions reached therein could be jeopardised.
If the Demerger qualifies as a transaction that is tax-free for US federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, as the Company expects, for US federal income tax purposes:
•
no gain or loss will be recognised by, or be includible in the income of, a US Shareholder upon the receipt of Shares as a result of the Demerger;

•
the aggregate tax basis of the Unilever Shares and the Shares held by each US Shareholder immediately after the Demerger will be the same as the aggregate tax basis of the Unilever Shares held by the US Shareholder immediately before the Demerger, allocated between the Unilever Shares and the Shares in proportion to their relative fair market values on the date of the Demerger; and

•
the holding period of the Shares received by each US Shareholder will include the holding period of their Unilever Shares.

US Shareholders that have acquired different blocks of Unilever Shares at different times or at different prices are urged to consult their tax advisers regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, the Shares distributed with respect to such blocks of Unilever Shares.
Even if Unilever receives the IRS private letter ruling and the opinion of its tax adviser, the IRS could determine that the Demerger should be treated as a taxable transaction for US federal income tax purposes if it determines that any of the representations, assumptions, or undertakings upon which the IRS private letter ruling or the opinion of its tax adviser are based are inaccurate or have not been complied with. In addition, the IRS private letter ruling will not address all of the issues that are relevant in determining whether the Demerger qualifies as a transaction that is generally tax-free for US federal income tax purposes. The opinion of the tax adviser will not be binding on the IRS or any court and the IRS or a court may disagree with the conclusions in the opinion of the tax adviser. Accordingly, even if Unilever were to receive the IRS private letter ruling and the opinion of the tax adviser, there can be no assurance that the IRS will not assert that the Demerger does not qualify for tax-free treatment for US federal income tax purposes, or that a court would not sustain such a challenge.
If the Demerger were determined not to qualify for tax-free treatment, the US tax consequences described above would not apply and each US Shareholder who receives Shares in the Demerger would generally be treated as receiving a distribution in an amount equal to the fair market value of the Shares received. Such distribution would be taxable to a US Shareholder as ordinary dividend income to the extent of the current and accumulated earnings and profits of Unilever as determined for US federal income tax purposes. To the extent the amount of the aggregate distribution exceeds the current and accumulated earnings and profits of Unilever, the distribution would be treated as a non-taxable return of capital, reducing the US Shareholder’s adjusted tax basis in its Unilever Shares. To the extent the distribution in excess of earnings and profits exceeds the US Shareholder’s adjusted tax basis in its Unilever Shares, the excess would be taxed as capital gain. Unilever does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles, and a US Shareholder should therefore assume that any taxable distribution in respect of Unilever Shares would constitute ordinary income. In addition, the US Shareholder’s tax basis in the Shares would equal the fair market value of such Shares on the date of receipt, and the US Shareholder’s holding period for the Shares would begin on the day after the date of receipt.
Holding and Disposal of Shares
Distributions
Distributions (including In Lieu Payments) paid by the Company out of current or accumulated earnings and profits (as determined for US federal income tax purposes), before reduction for any DWT paid by the

Company with respect thereto, generally will be taxable to a US Shareholder as non-US source dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Shareholder’s basis in the Shares and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Shareholders should therefore assume that any distribution by the Company with respect to Shares will be treated as ordinary dividend income. Such dividend income will not be eligible for the dividends received deduction allowed to corporations. US Shareholders should consult their own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from the Company.
Dividends paid by the Company generally will be taxable to a non-corporate US Shareholder at the special reduced rate normally applicable to long-term capital gains, provided the Company qualifies for the benefits of the US-NL Treaty, which the Company believes to be the case, and certain holding period and other requirements are met. Prospective purchasers should consult their tax advisers regarding the qualified dividend income rules.
Dividends paid in euro will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Shareholder, regardless of whether the euro are converted into US dollars at that time. If dividends received in euro are converted into US dollars at the spot rate applicable on the day they are received, the US Shareholder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.
Effect of Dutch withholding taxes
A US Shareholder may generally be entitled, subject to certain limitations, to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for DWT by the Company on payments of dividends (at a rate not exceeding any applicable treaty rate). Dividends generally will constitute “passive category income” for purposes of the foreign tax credit. The rules governing foreign tax credits are complex, and US Treasury regulations (the “Final FTC Regulations”) have imposed additional requirements that must be met for a foreign tax to be creditable, and the Company does not intend to determine whether such requirements will be met in case Dutch taxes are withheld (if any). However, the IRS has issued notices indicating that the US Treasury and the IRS are considering proposing amendments to the Final FTC Regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). The rules governing foreign tax credits are complex. US Shareholders should consult their tax advisers concerning the applicability of the foreign tax credit, deductibility and source of income rules to any DWT, including the impact of an applicable income tax treaty.
Sale or other taxable disposition
Upon a sale or other taxable disposition of Shares, a US Shareholder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other taxable disposition and the US Shareholder’s adjusted tax basis in the Shares, in each case as determined in US dollars. This capital gain or loss will be long-term capital gain or loss if the US Shareholder’s holding period in the Shares exceeds one year. Non-corporate US Shareholders are subject to tax on long-term capital gain at reduced rates. The deductibility of capital losses is subject to significant limitations. US Shareholders should consult their own tax advisers about how to account for proceeds received on the sale or other taxable disposition of Shares that are not paid in US dollars.
Any gain or loss recognised by a US Shareholder on the sale or other taxable disposition of Shares generally will be US source.
Backup withholding and information reporting
Payments of dividends on, and proceeds from the sale or other taxable disposition of, Shares by a US paying agent or other US intermediary will be reported to the IRS and to the US Shareholder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Shareholder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US Shareholders are not subject to backup withholding. US Shareholders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of Shares, including reporting obligations related to the holding of certain “specified foreign financial assets”.
10.F.   DIVIDENDS AND PAYING AGENTS
The dividend paying agent for the Company’s shareholders is expected to be         . See “— Dividend Policy”.
10.G.   STATEMENTS BY EXPERTS
The Combined Carve-Out Financial Statements of the Ice Cream Business of Unilever PLC as of 31 December 2024, 2023, 2022 and 1 January 2022, and for each of the years in the three-year period ended 31 December 2024, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
10.H.   DOCUMENTS ON DISPLAY
Upon effectiveness of this registration statement, the Company will be subject to the periodic reporting and other informational requirements of the US Exchange Act. Under the US Exchange Act, the Company is required to file reports and other information with the SEC. Specifically, the Company is required to file annually a Form 20-F within 120 days of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov from which certain filings may be accessed.
As a foreign private issuer, the Company is exempt from the rules under the US Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the US Exchange Act.
The Company also maintains a web site at         . The information contained on its website or available through its website is not incorporated by reference into and should not be considered a part of this registration statement on Form 20-F, and the reference to the Company’s website in this registration statement on Form 20-F is an inactive textual reference only.
10.I.   SUBSIDIARY INFORMATION
Not applicable.
10.J.   ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
11.A.   QUANTITATIVE INFORMATION ABOUT MARKET RISK
The information set forth in “Note 14. Treasury Risk Management” of the Combined Carve-Out Financial Statements beginning on page F-50 is incorporated herein by reference.
11.B.   QUALITATIVE INFORMATION ABOUT MARKET RISK
The information set forth in “Note 14. Treasury Risk Management” to the Combined Carve-Out Financial Statements beginning on page F-50 is incorporated herein by reference.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A.   DEBT SECURITIES
Not applicable.
12.B.   WARRANTS AND RIGHTS
Not applicable.
12.C.   OTHER SECURITIES
Not applicable.
12.D.   AMERICAN DEPOSITARY SHARES
Not applicable.

Part II
ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.
ITEM 15.   CONTROLS AND PROCEDURES
Not applicable.
ITEM 16.   [RESERVED]
16.A.   AUDIT COMMITTEE FINANCIAL EXPERT
Not applicable.
16.B.   CODE OF ETHICS
Not applicable.
16.C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES
Not applicable.
16.D.   EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
16.E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
16.F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
16.G.   CORPORATE GOVERNANCE
Not applicable.
16.H.   MINE SAFETY DISCLOSURE
Not applicable.
16.I.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
16.J.   INSIDER TRADING POLICIES
Not applicable.
16.K.   CYBERSECURITY
Not applicable.

Part III
ITEM 17.   FINANCIAL STATEMENTS
The Company has responded to Item 18 in lieu of responding to this item.
ITEM 18.   FINANCIAL STATEMENTS
See the Combined Carve-Out Financial Statements beginning on page F-1.
ITEM 19.   EXHIBITS
The following documents have been filed as exhibits to this registration statement.
Exhibit No.	Description
1.1*	Articles of Association
4.1*	Global Transitional Services Agreement between and Unilever, dated 2025
4.2*	Demerger Agreement between the Company, Magnum Holdco and Unilever, dated 2025
4.3*	Tax Matters Agreement between the Company and Unilever, dated 2025
4.4*	Term Loan Facilities Agreement between Magnum ICC Finance B.V., The Magnum Ice Cream Company HoldCo Netherlands B.V. and , dated 2025
4.5*	Revolving Credit Facility Agreement between Magnum ICC Finance B.V., The Magnum Ice Cream Company HoldCo Netherlands B.V. and , dated 2025
8.1*	List of Subsidiaries
15.1*	Consent of KPMG LLP, independent registered public accounting firm

*
To be filed by amendment

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this registration statement on its behalf.
By:

Name:
Title:
Date:         , 2025

Report of Independent Registered Public Accounting Firm
To the Board of Directors
The Magnum Ice Cream Company B.V.
Opinion on the Combined Carve-out Financial Statements
We have audited the accompanying combined carve-out balance sheets of Unilever PLC’s Ice Cream business in certain jurisdictions (the “Ice Cream Business”) as of 31 December 2024, 2023 and 2022 and 1 January 2022, the related combined carve-out income statements, the combined carve-out statements of comprehensive income, the combined carve-out statement of changes in net parent investment, and the combined carve-out cash flow statements for each of the years in the three year period ended 31 December 2024, and the related notes (collectively, the combined carve-out financial statements). In our opinion, the combined carve-out financial statements present fairly, in all material respects, the financial position of the Ice Cream Business as of 31 December 2024, 2023 and 2022 and 1 January 2022, and the results of its operations and its cash flows for each of the years in the three year period ended 31 December 2024, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
Basis for Opinion
These combined carve-out financial statements are the responsibility of the Ice Cream Business’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Ice Cream Business in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the audit of the combined carve-out financial statements, relating to the period ended 31 December 2023, that was communicated or required to be communicated to those charged with governance and that: (1) relates to accounts or disclosures that are material to the combined carve-out financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the combined carve-out financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Fair value of brand intangible asset
As discussed in Note 19 to the combined carve-out financial statements, the Ice Cream Business completed an acquisition of Yasso Holdings, Inc. during 2023. The Ice Cream Business accounted for this acquisition as a business combination. As a result of the transaction, the Ice Cream Business recognised a brand intangible asset. The acquisition-date fair value of the brand intangible asset was €389 million.
We identified the evaluation of the acquisition-date fair value of the brand intangible asset as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate key assumptions used in the income approach methodology, specifically the revenue growth rates, royalty rate, and discount rate. The assumptions were sensitive to variation, such that a minor change in these assumptions could cause significant changes to the fair value. Additionally, for the royalty rate and revenue growth rates, there was limited observable market information.
The following are the primary procedures we performed to address this critical audit matter:
•
We performed sensitivity analyses over the key assumptions used to determine the fair value of the brand intangible assets to assess the impact of changes in those assumptions on the Ice Cream Business’s determination of the fair value.

•
We evaluated the reasonableness of revenue growth rates by comparing the forecast revenues to historic performance of the acquired business and industry growth expectations.

•
We involved valuation professionals with specialized skills and knowledge, who assisted in:

◦
evaluating the Ice Cream Business’s discount rate by comparing it to an independently developed range of discount rates based on publicly available market data for comparable companies

◦
evaluating the Ice Cream Business’s royalty rate by comparing it to publicly available market data for similar transactions.

/s/ KPMG LLP

We have served as the Ice Cream Business’s auditor since 2014.
London, United Kingdom
10 June 2025

ICE CREAM BUSINESS
COMBINED CARVE-OUT FINANCIAL STATEMENTS
Combined Carve-Out Income Statement
		For the year ended 31 December
	Note	2024	2023	2022
		(€ million)

Revenue	3	7,947	7,618	7,506
Operating profit	3	764	742	737
Net finance costs	5	(17)	(20)	(35)
Pensions and similar obligations		(12)	(11)	(7)
Finance income		2	1	1
Finance costs		(7)	(10)	(29)
Net monetary loss arising from hyperinflationary economies	1	—	(10)	(2)
Profit before taxation		747	712	700
Taxation	6	(152)	(203)	(173)
Net profit		595	509	527
Attributable to:
Non-controlling interests		16	17	18
Parent investment		579	492	509
Operating profit includes certain indirect centrally incurred costs and general corporate expenses (note 3) that have been allocated to the Ice Cream Business on the basis that it operated as part of the Unilever Group. These allocations have been determined on a basis that both Unilever and the Ice Cream Business consider to be a reasonable reflection of the utilisation of services provided to, or the benefit received by, the Ice Cream Business during the periods presented. The reasonable reflection is primarily based on revenues generated by the Ice Cream Business as compared to the Unilever Group. Had the Ice Cream Business operated independently during the periods presented, the level of costs incurred would have been different and would have been influenced by a number of factors including the chosen organization structure, the functions that are outsourced as opposed to performed by employees, and by other strategic decisions made in areas such as information technology and infrastructure.
The tax charge has been determined using an effective tax rate that is appropriate to circumstances in each individual country. The tax charges recorded in the income statement may not necessarily be representative of the charges that may arise in the future. See note 1 for additional detail on the tax charge computation.
The accompanying notes are an integral part of these combined carve-out financial statements.

Combined Carve-Out Statement of Comprehensive Income
		For the year ended 31 December
	Notes	2024	2023	2022
		(€ million)
Net profit		595	509	527
Other comprehensive income	6C
Items that will not be reclassified to profit or loss, net of tax:
Remeasurement of defined benefit pension plans		38	—	32
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges		88	2	(9)
Currency retranslation gain/(loss)		137	(50)	153
Total comprehensive income		858	461	703
Attributable to:
Non-controlling interests		17	16	16
Parent investment		841	445	687
The accompanying notes are an integral part of these combined carve-out financial statements.

Combined Carve-Out Statement of Changes in Net Parent Investment
	Other reserves	Invested capital	Net parent investment	Non-controlling interests	Total equity
	(€ million)
1 January 2022	—	1,597	1,597	28	1,625
Profit or loss for the period	—	509	509	18	527
Other comprehensive income, net of tax:
Cash flow hedges losses	(9)	—	(9)	—	(9)
Remeasurement of defined benefit pension plans	32	—	32	—	32
Currency retranslation gains/(losses)(a)	155	—	155	(2)	153
Total comprehensive income	178	509	687	16	703
Share-based payment credit(b)	—	18	18	—	18
Other transactions with Unilever(c)	—	(349)	(349)	—	(349)
Transactions with owners of the non-controlling interests(c)	—	—	—	(19)	(19)
31 December 2022	178	1,775	1,953	25	1,978
Profit or loss for the period	—	492	492	17	509
Other comprehensive income, net of tax:
Cash flow hedges gains	2	—	2	—	2
Remeasurement of defined benefit pension plans	—	—	—	—	—
Currency retranslation losses(a)	(49)	—	(49)	(1)	(50)
Total comprehensive income/(loss)	(47)	492	445	16	461
Share-based payment credit(b)	—	20	20	—	20
Other transactions with Unilever(c)	—	92	92	—	92
Transactions with owners of the non-controlling interests(c)	—	—	—	(16)	(16)
31 December 2023	131	2,379	2,510	25	2,535
Profit or loss for the period	—	579	579	16	595
Other comprehensive income, net of tax:
Cash flow hedges gains/(losses)	88	—	88	—	88
Remeasurement of defined benefit pension plans	38	—	38	—	38
Currency retranslation gains/(losses)(a)	136	—	136	1	137
Total comprehensive income/(loss)	262	579	841	17	858
Share-based payment credit(b)	—	32	32	—	32
Dividends paid to non-controlling interests	—	(11)	(11)	—	(11)
Other transactions with Unilever(c)	—	(594)	(594)	—	(594)
Transactions with owners of the non-controlling interests(c)	—	—	—	(19)	(19)
31 December 2024	393	2,385	2,778	23	2,801

(a)
Includes a hyperinflation adjustment in relation to Turkey for the years ended 31 December 2022, 2023, and 2024.

(b)
The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of Unilever share options and awards allocated to the Ice Cream Business.

(c)
Other transactions with Unilever reflect the fact that the Ice Cream Business does not retain cash generated from operating activities and represent the cash outflow associated with repatriating such cash to Unilever, net of any movements in working capital, financing and investing activities. The components of Net parent investment are presented in note 13A on page F-47.

The accompanying notes are an integral part of these combined carve-out financial statements.

Combined Carve-Out Balance Sheet
		For the year ended 31 December			1 Jan
	Notes	2024	2023	2022	2022
		(€ million)
Assets
Non-current assets
Goodwill	7	585	558	272	264
Intangible assets	7	793	754	381	366
Property, plant and equipment	8	2,355	2,234	2,246	2,138
Pension asset for funded schemes in surplus	4B	—	—	—	1
Deferred tax assets	6B	130	151	150	212
Other non-current assets	9	29	63	71	42
		3,892	3,760	3,120	3,023
Current assets
Inventories	10	920	915	991	751
Trade and other current receivables	11	635	540	587	425
Current tax assets		4	6	3	2
Cash and cash equivalents	15	70	52	44	51
		1,629	1,513	1,625	1,229
Total assets		5,521	5,273	4,745	4,252
Liabilities
Current liabilities
Financial liabilities	13B	85	73	73	62
Trade payables and other current liabilities	12	1,818	1,826	1,864	1,690
Current tax liabilities		24	26	15	23
Provisions	17	102	31	43	29
		2,029	1,956	1,995	1,804
Non-current liabilities
Financial liabilities	13B	248	275	266	251
Pensions and post-retirement healthcare liabilities:	4
Funded schemes in deficit		6	76	99	227
Unfunded schemes		92	93	112	83
Provisions	17	39	72	69	66
Deferred tax liabilities	6B	298	257	217	187
Other non-current liabilities	12	8	9	9	9
		691	782	772	823
Total liabilities		2,720	2,738	2,767	2,627
Equity
Net parent investment		2,778	2,510	1,953	1,597
Non-controlling interests		23	25	25	28
Total equity		2,801	2,535	1,978	1,625
Total liabilities and equity		5,521	5,273	4,745	4,252
The accompanying notes are an integral part of these combined carve-out financial statements.

Combined Carve-Out Cash Flow Statement
		For the year ended 31 December
	Notes	2024	2023	2022
		(€ million)
Net profit		595	509	527
Taxation	6	152	203	173
Net monetary loss arising from hyperinflationary economies	1	—	10	2
Net finance costs	5	17	20	35
Operating profit		764	742	737
Depreciation, amortisation and impairment (direct and allocated)(b)		376	357	372
Changes in working capital:		70	56	(273)
Inventories		3	54	(228)
Trade and other receivables		(64)	30	(196)
Trade payables and other liabilities		131	(28)	151
Pensions and similar obligations less payments		(34)	(30)	(25)
Provisions less payments		41	(14)	8
Elimination of loss on disposals		—	7	6
Non-cash charge for share-based compensation		32	20	18
Other adjustments		4	6	—
Cash flow from operating activities		1,253	1,144	843
Income tax paid		(140)	(230)	(122)
Net cash flow from operating activities		1,113	914	721
Interest received(a)		2	1	1
Purchase of intangible assets		—	(2)	(2)
Purchase of property, plant and equipment		(321)	(278)	(293)
Disposal of property, plant and equipment		22	27	37
Acquisition of businesses		(61)	(604)	—
Acquisition of other non-current investments		—	—	(1)
Disposal of other non-current investments		(1)	2	—
Net cash flow used in investing activities		(359)	(854)	(258)
Dividends paid		(11)	—	—
Interest paid		(13)	(10)	(7)
Additional financial liabilities		2	—	14
Repayment of financial liabilities		—	(3)	—
Capital element of lease payments		(39)	(45)	(49)
Additional related party loans with Unilever(a)		—	—	9
Other transactions with Unilever and owners of non-controlling interests(a)		(676)	7	(437)
Net cash flow used in financing activities		(737)	(51)	(470)
Net increase/(decrease) in cash and cash equivalents		17	9	(7)
Cash and cash equivalents at the beginning of the year		50	43	51
Effect of foreign exchange rate changes		—	(2)	(1)
Cash and cash equivalents at the end of the year	15	67	50	43

(a)
As Unilever uses a centralised approach to cash management and financing its operations, transactions between Unilever and the Ice Cream Business are accounted for through Net parent investment. Accordingly, none of the cash, cash equivalents, debt or related interest income and expense at the corporate level have been assigned to the Ice Cream Business, with the exception of cash, debt and related interest held by entities that only contain ice cream related activities. These are listed in note 21. The other transactions with Unilever and non-controlling interests reflect the fact that the Ice Cream Business does not retain cash generated from operating activities and represents the cash outflow associated with repatriating such cash to Unilever, net of any movements in working capital, financing and investing activities. This balance represents the Unilever Group transactions and cash pooling activities between Unilever and the combined Ice Cream business.

(b)
Depreciation, amortisation and impairment (direct and allocated) reflects amortisation and depreciation charges relating to intangible assets, property, plant and equipment, and leased assets and liabilities included in the combined carve-out balance sheet and an allocation of amortisation and depreciation charges for those software and land and buildings used by the Ice Cream Business but not transferring as part of the Transaction.

The accompanying notes are an integral part of these combined carve-out financial statements.

1   Basis of preparation, accounting policies, estimates and judgements
Background
Description of the Ice Cream Business
On 19 March 2024, Unilever PLC (together with its subsidiaries collectively referred to as “Unilever” or “the Unilever Group”) announced its intention to separate its ice cream business in certain jurisdictions (the “Ice Cream Business”) into an independent group. On 13 February 2025, Unilever announced that such separation would take place by way of a demerger, and that the Ice Cream Business would seek listings on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange. The Ice Cream Business includes brands such as Magnum, Wall’s and Ben & Jerry’s. These combined carve-out financial statements include every territory in which Unilever operates an ice cream business, with the exception of Unilever’s ice cream business in Russia and India and Unilever’s investments in associates.
To effect the separation, Unilever intends to reorganise the Ice Cream Business into a standalone corporate group, initially existing within the Unilever Group. The separation will be implemented by way of an interim in specie dividend declared by Unilever, whereby the entire issued share capital of The Magnum Ice Cream Company HoldCo Netherlands B.V. (“Magnum HoldCo”) will be transferred from Unilever to The Magnum Ice Cream Company N.V. In exchange, The Magnum Ice Cream Company N.V. will issue ordinary shares to holders of Unilever’s ordinary shares and American Depositary Shares. Following this issuance, all assets, liabilities, and legal entities comprising the Ice Cream Business will be owned, directly or indirectly, by The Magnum Ice Cream Company N.V. (save in respect of certain exceptions where transfer of assets and liabilities of the Ice Cream Business has been deferred until after completion of the separation). The proposed demerger of The Magnum Ice Cream Company N.V. from Unilever is referred to as the “Transaction” throughout the combined carve-out financial statements.
Basis of preparation
These financial statements have been prepared on a combined carve-out basis from Unilever’s consolidated financial statements on a going concern basis for the three years ended 31 December 2024 representing the financial position, results of operations and cash flow of the Ice Cream Business on a stand-alone basis, for inclusion in the prospectus and registration statement on Form 20-F of The Magnum Ice Cream Company N.V. on the basis of the accounting policies set out below. The combined carve-out financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU and as issued by the International Accounting Standards Board (“IASB”).
The Ice Cream Business has not previously prepared stand-alone financial statements. Therefore, these combined carve-out financial statements are the first IFRS financial statements of the Ice Cream Business and IFRS 1 (First-time Adoption of IFRS) has been applied. IFRS 1 sets out the procedures that an entity must follow when it adopts IFRS for the first time as the basis for preparing its financial statements which includes the exemption under IFRS 1.D13(a) where cumulative foreign exchange differences are deemed to be zero on 1 January 2022 (the date of transition). The combined carve-out financial statements have been prepared according to IFRS 1.D16(b). The accounting policies applied are consistent with accounting policies applied in the consolidated financial statements of Unilever and the policies expected to be adopted by the Ice Cream Business upon separation. The Ice Cream Business also elected, as permitted by IFRS 1.C1, not to apply IFRS 3 retrospectively to business combinations that occurred before Unilever’s date of transition to IFRS (2005).
The majority of trading, assets and liabilities of the Ice Cream Business are within Unilever legal entities that have ice cream and non-ice cream operations. Such trading, assets and liabilities will be transferred to new ice cream-dedicated legal entities that are directly or indirectly held wholly-owned subsidiaries of The Magnum Ice Cream Company B.V. between 1 July 2025 and the date of the Transaction.
There are also certain ice-cream dedicated legal entities that will transfer to the Ice Cream Business in the same period. Legal entities that are transferring with the Ice Cream Business are listed in note 21.

Certain legal entities will transfer to The Magnum Ice Cream Company N.V. that have historically held non-ice cream businesses. Non-ice cream businesses have been excluded from the combined carve-out financial statements, as they do not form part of the Ice Cream Business.
The combined carve-out financial statements have been derived from the consolidated financial statements and accounting records of Unilever, including the historical cost basis of assets and liabilities of the Ice Cream Business, as well as the historical revenue, direct costs, and allocations of indirect costs attributable to the operations of the Ice Cream Business. The combined carve-out financial statements do not necessarily reflect the Ice Cream Business’ financial position, results of operations or cash flows had the Ice Cream Business been a separate entity, or the future results of the Ice Cream Business as it will exist upon completion of the Transaction, given it was not an independently operating business.
The combined statements of cash flow have been prepared using the indirect method, whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows. Further detail on the preparation is included in the footnote of the cash flow statements.
The information on earnings per share for the Ice Cream Business pursuant to IAS 33 has not been presented, as the combined entities have not formed a statutory group and, as such, The Magnum Ice Cream Company N.V. has no historical capital structure.
The following paragraphs include a description of the Basis of Preparation principles and how estimates, judgements, and assumptions have been applied for the purpose of preparing the combined carve-out financial statements. These estimates, judgements, and assumptions are separate from the critical accounting estimates and judgements, which relate to the transactions recorded in the books and records. See “Critical accounting estimates and judgements” below for additional information.
Balance sheet items:
•
The Ice Cream Business’s combined carve-out balance sheets include Unilever assets and liabilities that are specifically identifiable or otherwise attributable to the Ice Cream Business.

•
Property, plant and equipment (“owned assets”) and right of use assets (“leased assets”) were dedicated historically and have been directly attributable to the Ice Cream Business. Shared central property, plant and equipment such as head offices, regional offices and associated equipment have been excluded from these combined carve-out financial statements.

•
Goodwill has been derived by aggregating the goodwill balances from historic acquisitions of Ice Cream brands since the Unilever Group’s IFRS implementation in 2005. This differs from the approach used by the Unilever Group, where existing goodwill was allocated to the Food and Refreshment division and subsequently allocated to the Ice Cream segment based on a relative value approach, following the Unilever Compass reorganisation on 1 July 2022.

•
Trade and other current receivables were specifically assigned to the Ice Cream Business where identifiable or were allocated to the Ice Cream Business based on the relative percentage of Ice Cream Business revenue by customer, which approximates allocation on an item-by-item basis.

•
Trade payables and other liabilities were specifically assigned to the Ice Cream Business where identifiable or were allocated to the Ice Cream Business based on the relative percentage of either Ice Cream purchases or cost of sales, which approximates allocation on an item-by-item basis. Payroll accruals were specifically assigned or were allocated to the Ice Cream Business based on a proportion of revenue.

•
Provisions are specifically assigned to the Ice Cream Business where directly identifiable or based on the relative percentage of either Ice Cream revenue or cost of sales, depending upon the nature of the provision. Contingent liabilities are assigned on a consistent basis to provisions.

•
Deferred tax is calculated using three different approaches depending on the nature of the underlying item.

•
For items with no associated tax base, the related amounts are tax effected using the applicable local tax rate of the relevant legal entity.

•
For Brands, the amounts included reflect the deferred tax directly attributable to the specific brands included in intangible assets

•
For property, plant and equipment, deferred tax has been determined by applying a proportional approach based on the share of the underlying asset’s pre-tax value that is included in the combined carve-out financial statements.

•
Unilever hedges commodity exposures using derivatives for the whole Unilever business. Where Unilever applies cash flow hedge accounting to these derivatives, hedge accounting has been applied to the derivatives attributable to the Ice Cream Business in the combined carve-out financial statements.

•
The Ice Cream Business has not in the past constituted a separate legal group and therefore it is not meaningful to show share capital or an analysis of reserves for the Ice Cream Business. The net assets of the Ice Cream Business are represented by the cumulative investment of the Unilever Group in the Ice Cream Business (shown as “Net parent investment”).

•
Intercompany receivables from, and payables to, and funding from Unilever within dedicated Ice Cream legal entities have been presented as part of related party receivables, payables and loans, respectively.

•
As Unilever uses a centralised approach to cash management and financing its operations, transactions between Unilever and the Ice Cream Business are accounted for through Net parent investment. Accordingly, none of the cash, cash equivalents, debt or related interest income and expense at the corporate level have been assigned to the Ice Cream Business, with the exception of cash, debt and related interest held by entities that only contain Ice Cream related activities. These are listed in note 21. Cash transfers to and from the cash management accounts of Unilever are reflected in the combined carve-out cash flow statements as “Other transactions with Unilever and owners of non-controlling interests”.

•
For defined benefit plans for which the Ice Cream Business has a liability or when the legal liability is linked to and follows the relevant Ice Cream employee, balance sheet surplus or deficit comprises the total of the estimated market value of plan assets less the present value of the defined benefit liabilities. For defined benefit plans for which the Ice Cream Business has no liability, or where the number of Ice Cream employees is so low that any defined benefit exposure is not expected to be material, no assets or liabilities are recognised on the combined carve-out balance sheet.

Income statement items:
•
The combined carve-out income statement includes general corporate expenses and shared expenses of Unilever that were historically incurred by, or charged to, the Ice Cream Business for certain support functions that are provided centrally. This includes indirect central costs (primarily related to the sales force and general marketing) and general corporate expenses (primarily related to finance, legal, information technology, human resources, communications, and audit). These management charges are recharged by Unilever based on direct usage when identifiable, or based on a proportion of revenue or other applicable measures, adjusted on a line-by-line basis to reflect specific local circumstances. These recharged costs and expenses are deemed to have been cash settled by the Ice Cream Business to Unilever in the period in which these costs were accrued.

•
Operating costs include amortisation and depreciation charges relating to intangible assets, property, plant and equipment, and leased assets and liabilities included in the combined carve-out balance sheet (see balance sheet items above), and an allocation of amortisation and depreciation charges for the software and land and buildings utilised by the Ice Cream Business, but not transferring as part of the Transaction (and therefore not included in the combined carve-out balance sheet). These costs are deemed to have been settled through Net parent investment.

•
Certain employees of the Ice Cream Business participated in the Unilever performance share plans and other share awards. Costs related to participating employees are allocated to the Ice Cream Business based on a proportion of revenue. In addition, the Ice Cream Business also received an allocation of share-based compensation charges with respect to corporate employees of Unilever.

•
Pension costs recorded in the combined carve-out income statements includes pension charges for dedicated Ice Cream employees and an allocation based on revenue for other employees.

•
Net finance costs recorded in the combined carve-out income statements do not include any allocation of interest incurred by Unilever or interest on funding provided as part of the owner’s Net parent investment.

•
The total tax charge is computed on a territory-by-territory basis using the relevant country’s effective tax rate or, where more appropriate, its statutory tax rate. Where effective tax rates are used, these are adjusted for any specific inclusions or exclusions to ensure that they are specific to the Ice Cream Business. The tax rates have then been applied to countries’ carved-out profit before tax, as adjusted for transfer pricing impacts, to calculate the total tax charge attributable to Ice Cream. The deferred tax balances and movements have then been calculated as set out above, with the deferred tax movement being deducted from the total tax movement to arrive at the current tax charge.

Accounting policies
Accounting policies are included in the relevant notes to the combined carve-out financial statements. These are presented as text highlighted in grey throughout these combined carve-out financial statements. The accounting policies stated below have been applied throughout these combined carve-out financial statements
These combined carve-out financial statements combine the results, assets and liabilities, and cash flows of the Ice Cream Business by applying the principles underlying the consolidation procedures relating to the elimination of intercompany transactions under IFRS 10 ‘Consolidated Financial Statements’.
Going concern
These combined carve-out financial statements have been prepared on a going concern basis. The Directors of The Magnum Ice Cream Company B.V., (the “Directors”) have considered both:
The period in which it will continue to operate under Unilever PLC:
•
Up to the date of the Transaction, the Ice Cream Business will continue to operate as an integral part of Unilever, benefiting from shared resources, centralised treasury functions, and financial support. Unilever has considerable financial resources and has indicated its intention to continue to support the Ice Cream business whilst it remains part of the Unilever Group and that it will support the putting in place of appropriate financing in order for the demerger to happen.

•
As with any company placing reliance on other group entities for financial support, the Directors acknowledge that there can be no certainty that this support will continue although, at the date of approval of these financial statements, they have no reason to believe that it will not do so.

The period following the Transaction:
•
The Ice Cream Business is currently in the process of agreeing financing facilities with major banks. The Directors are confident that appropriate facilities will be agreed but will not proceed with the Transaction unless such facilities are in place and sufficient to support the standalone business for at least 12 months from the date of approval of these financial statements (the “going concern period”). In agreeing these facilities, the performance, cash flow requirements and projected forecasts of the Ice Cream Business are being considered to ensure that the agreed facilities are appropriate and sufficient.

Based on the assessment under both ownership scenarios, the Directors have prepared cash flow forecasts and performed a going concern assessment which indicates that, in both the base case and reasonably possible downsides (and with the knowledge the Transaction will not go ahead without appropriate financing being in place) the Ice Cream Business will be able to meet its liabilities as they fall due for the going concern period.
Consequently, the Directors are confident that the Ice Cream Business will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the financial statements and therefore have prepared the financial statements on a going concern basis.
Foreign currencies
These combined carve-out financial statements are presented in Euros (‘€’). Items included in the combined carve-out financial statements of individual Ice Cream Business group companies or operations are recorded in their respective functional currency, which is the currency of the primary economic environment in which each entity operates.

Foreign currency transactions in individual Ice Cream Business companies or operations are translated into functional currency using exchange rates at the date of the transaction. Foreign exchange gains and losses from settlement of these transactions, and from translation of monetary assets and liabilities at year-end exchange rates, are recognised in the income statement.
Unilever hedges foreign currency exposures using derivatives on the net FX exposure of the Unilever Group. However, given that the derivatives are held at the Unilever level, they cannot be accounted for in the combined carve-out financial statements as the Ice Cream Business is not party to the contracts. While there is no recognition of FX derivatives entered into by Unilever in the combined carve-out financial statements, a proportional allocation of the realised gains/ or losses on FX derivatives has been recognised in the income statement.
In preparing these combined carve-out financial statements the balances in individual Ice Cream Business group companies or operations are translated from their functional currency into euros. Apart from the financial statements of Ice Cream Business group companies in hyperinflationary economies (see below), the income statement, the cash flow statement and all other movements in assets and liabilities are translated at average rates of exchange as a proxy for the transaction rate, or at the transaction rate itself if more appropriate. Assets and liabilities are translated at year-end exchange rates.
The financial statements of Ice Cream Business group companies whose functional currency is the currency of a hyperinflationary economy are adjusted for inflation and then translated into euros using the balance sheet exchange rate. Amounts shown for prior years for comparative purposes are not modified. To determine the existence of hyperinflation, the Ice Cream Business assesses the qualitative and quantitative characteristics of the economic environment of the country, such as the cumulative inflation rate over the previous three years.
The effect of exchange rate changes during the year on the net assets of foreign operations is recorded in the combined carve-out statement of comprehensive income.
Hyperinflationary economies
The Turkey economy was designated as hyperinflationary from 1 July 2022. As a result, application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ has been applied to all Ice Cream business units whose functional currency is the Turkish lira. The application of IAS 29 includes:
•
adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date;

•
adjustment of the income statement for inflation during the reporting period;

•
translation of income statement at the period-end foreign exchange rate instead of an average rate; and

•
adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

The main effects on the combined carve-out financial statements for Turkey are:
	2024	2023	2022
	(€ million)
Total assets increase	42	8	88
Revenue increase	79	20	13
Operating profit increase/(reduction)	7	1	(2)
Net monetary loss	—	(10)	(2)
Climate change
To determine if there is a material impact on the financial reporting judgements and estimates as of the reporting period, the Ice Cream Business has reviewed each balance sheet line item and identified those line items that have the potential to be significantly impacted by climate-related risks and the Ice Cream Business’s plans to mitigate against these risks. Those line items that have the potential to be significantly impacted have then been reviewed in detail to confirm:
•
that the growth rates and projected cash flows used in assessing whether goodwill and indefinite-life intangibles are impaired, are consistent with the Ice Cream Business’s climate-related risk assumptions and the actions being taken to mitigate against those risks; and

•
that the useful lives of the Ice Cream Business’s property, plant and equipment are appropriate given the potential physical and obsolescence risks associated with climate change and the actions being taken to mitigate against those risks.

In addition, it should be noted that climate-related risks could affect the financial position of the Ice Cream Business’s defined benefit pension plan assets. The Trustees operate diversified investment strategies and are continuously assessing investment risks. The Trustees consider climate risk as one of the key investment risks and are continually evolving their investments to lower the overall climate risk.
Based on these reviews, the Ice Cream Business does not believe that there is a material impact on the financial reporting judgements and estimates arising from its considerations and, as a result, the valuations of the assets or liabilities have not been significantly impacted by these risks for the three years ended 31 December 2024. The Ice Cream Business has not identified any significant impact from climate-related risks on the going concern assessment.
Critical accounting estimates and judgements
The preparation of financial statements requires management to make estimates and judgements in the application of accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected.
The following estimates are those that management believe have the most significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:
•
Measurement of defined benefit obligations — The valuations of the defined benefit pension plan obligations are dependent on a number of assumptions. These include discount rates, inflation, and life expectancy of scheme members — see note 4B.

•
Measurement of discounts due to customers — accruals are raised on the balance sheet to reflect variable consideration with customers at each period end (see note 11 and 12). These include estimation, as either in-market promotional performance is dependent on a future event such as volume sold on discount, or actual sales data is not yet available. The majority of settlements with customers are made within 12 months, such that unresolved uncertainty does not materially span multiple period ends. The number of agreements with customers means that it is impracticable to provide a meaningful sensitivity analysis of assumptions subject to estimation uncertainty. The income statement impact of subsequent adjustments is not material year-on-year, see note 2 for further information.

•
Measurement of consideration and assets and liabilities acquired as part of business combinations — estimates of future performance are required to calculate the obligations at the time of the acquisition and at each subsequent reporting date. Additionally, estimates are required to value the assets and liabilities acquired in business combinations. Intangible assets such as goodwill and brands are commonly a core part of an acquired business as they allow us to obtain more value than would otherwise be possible. In August 2023, Unilever completed the acquisition of Yasso. External professionals were involved to advise on the valuation techniques and key assumptions in the valuation. This input, combined with the Ice Cream Business’s internal knowledge and expertise on the relevant market growth opportunities, resulted in the determination of the appropriate brand valuation. Estimates of future performance are required to calculate the obligations at the time of acquisition and at each subsequent reporting date. See note 19 for further information.

•
Management are required to make certain estimates to achieve a reasonable allocation to the Ice Cream Business of costs incurred centrally by Unilever, as described in the Basis of Preparation above.

The following judgements are those that management believe have the most significant effect on the amounts recognised in the Ice Cream Business combined carve-out financial statements:
•
Utilisation of tax losses and recognition of other deferred tax assets — The business operates in many countries and is subject to taxes in numerous jurisdictions. Management uses judgement to assess the recoverability of tax assets such as whether there will be sufficient future taxable profits to utilise losses — see note 6B.

•
Likelihood of occurrence of contingent liabilities — Events can occur where there is uncertainty over future obligations. Judgement is required to determine if an outflow of economic resources is probable, or possible but not probable. Where it is probable, a liability is recognised, and further judgement is used to determine the level of the provision. Where it is possible but not probable, further judgement is used to determine if the likelihood is remote, in which case no disclosures are provided; if the likelihood is not remote then judgement is used to determine the contingent liability disclosed. The business does not have provisions and contingent liabilities for the same matters. External advice is obtained for any material cases. See notes 17 and 18.

Recent accounting developments adopted by the Ice Cream Business
The Ice Cream Business applied for the first-time amendments to the following standards from 1 January 2022.
Applicable standard	Key requirements for changes in accounting policy	Resulting impact
Amendments to IAS 7 and IFRS 7 — ‘Supplier Financing Arrangements’	The amendments introduce additional disclosure requirements for companies that enter into supplier financing arrangements. The amendments require qualitative and quantitative information to be disclosed about those arrangements.	The Ice Cream Business reviewed the supplier financing arrangements to ensure appropriate disclosures which are disclosed in note 12.
IFRS 17 ‘Insurance Contracts’	The standard introduces a new model for accounting for insurance contracts.	The Ice Cream Business reviewed existing arrangements and concluded that IFRS 17 has no impact to the combined carve-out financial statements.
IAS 12 ‘Income Taxes’	As of 23 May 2023, amendments to IAS 12 came into effect relating to International Tax Reform — Pillar Two Model Rules, whereby an entity shall disclose qualitative and quantitative information about its exposure to Pillar Two income taxes at the end of the reporting period. The amendments also provide a temporary mandatory exemption from deferred tax accounting for the top-up tax, which is effective immediately.
As of 31 December 2023, the Ice Cream Business has applied the exemption to not recognise any deferred tax relating to top-up tax arising from the Pillar Two legislation.
The Ice Cream Business’s potential exposure to Pillar Two legislation is disclosed in note 6.

All other standards or amendments to standards that have been issued by the IASB and were effective by 1 January 2022 were not applicable or material to the Ice Cream Business.
New standards, amendments and interpretations of existing standards that are not yet effective and have not been early adopted by the Ice Cream Business.
The following standards have been released but are not yet adopted by the Ice Cream Business, no early adoptions will be made by the Ice Cream Business.

Applicable standard	Key requirements or changes in accounting policy
Amendments to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ Effective from 1 January 2025	In August 2023, the International Accounting Standards Board (IASB) amended IAS 21 to clarify whether a currency is exchangeable, and how to determine a spot rate if it is not.
Amendments to IFRS 9 and IFRS 7 ‘The Classification and Measurement of Financial instruments’ Effective from the year ended 1 January 2026	In May 2024, International Accounting Standards Board (IASB) amended IFRS 7 and IFRS 9 which includes clarifications on recognition and derecognition dates of certain financial assets and liabilities, including exceptions for liabilities settled through electronic cash transfer systems.
IFRS 18 Presentation and Disclosure in Financial Statements Effective 1 January 2027	IFRS 18 will replace IAS 1 Presentation of Financial Statements. The amendment impacts presentation and disclosure of the combined carve-out income statement with new defined categories being operation, investing and financing to provide a consistent structure. Disclosures about Management-defined Performance Measures (MPMs) (i.e. certain non-GAAP measures) will have to be disclosed in the financial statement with reconciliations to GAAP measures. The new standard will also provide guidance on grouping of information (aggregation/ disaggregation)
All other new standards or amendments to standards that are not yet effective that have been issued by the IASB are not applicable or material to the Ice Cream Business.
2   Segment information
Segmental information
The Ice Cream Business organises its business into four geographic regions: (i) Europe and ANZ, (ii) Americas, (iii) Asia and (iv) Middle East Turkey and South Asia (METSA). For the purpose of financial reporting, such regions are aggregated into three reportable segments of Europe and ANZ, Americas and Rest of the World.
•
Europe and ANZ: representing Europe (which includes the United Kingdom and Ireland), Australia and New Zealand.

•
Americas: representing North America and South America; and

•
Rest of the World: representing Africa, Asia and the Middle East (which includes Turkey).

The operating segments, METSA and Asia, are combined into the Rest of World reportable segment due to their economic similarities and shared key business characteristics.
Revenue
Revenue comprises sales of goods after the deduction of discounts, sales taxes and estimated returns. It does not include intercompany sales. Discounts given by the Ice Cream Business include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs and are based on the contractual arrangements with each customer. Discounts can either be immediately deducted from the sales value on the invoice or off-invoice and settled later through credit notes when the precise amounts are known. Amounts provided for discounts at the end of the period require estimation; historical data and accumulated experience is used to assess the provision using the most likely amount method and in most instances, the discount can be recognised using known facts. Any differences between actual amounts settled and the amounts provided are recognised in the subsequent reporting period and the impact on the income statement is not material year-on-year.

Customer contracts generally contain a single performance obligation and revenue is recognised when control of products being sold has transferred to the Ice Cream Business’s customer as there are no longer any unfulfilled obligations to the customer. This is generally on delivery to the customer but depending on individual customer terms, this can be at the time of dispatch, delivery or upon formal customer acceptance. This is considered the appropriate point where the performance obligations in the Ice Cream Business’s contracts are satisfied as the Ice Cream Business no longer has control over the inventory.
Customers have the contractual right to return goods only when authorised by the Ice Cream Business. If material, an estimate has been made of goods that will be returned, and a liability has been recognised for this amount. An asset is then recorded for the corresponding inventory that is estimated to return to the Ice Cream Business using a best estimate based on accumulated experience. The Ice Cream Business’s customers are distributors who may be able to return unsold goods in consignment arrangements.
Adjusted EBITDA
Adjusted EBITDA means operating profit before the impact of depreciation, amortisation and adjusting items within operating profit. Adjusted EBITDA represents the Ice Cream Business’s measure of segment profit or loss. Items are classified as adjusting due to their nature and/or frequency of occurrence.
The Ice Cream Business operating segment information is provided based on three geographical areas: Europe and ANZ, Americas and Rest of the World.
	Notes	Europe and ANZ	Americas	Rest of World	Total
		(€ million)
2024
Revenue		3,109	2,887	1,951	7,947
Operating profit	3	228	228	308	764
Depreciation and amortisation		137	129	110	376
Adjusting items(a)		89	68	43	200
Adjusted EBITDA		454	425	461	1,340
Significant non-cash charges:
Within adjusted EBITDA:
Share-based compensation and other non-cash charges(b)		21	20	2	43
Within adjusting items:
Restructuring provisions and other non-cash charges(c)		59	12	4	75
2023
Revenue		3,019	2,750	1,849	7,618
Operating profit	3	278	165	299	742
Depreciation and amortisation		134	124	99	357
Adjusting items(a)		19	79	14	112
Adjusted EBITDA		431	368	412	1,211
Significant non-cash charges:
Within adjusted EBITDA:
Share-based compensation and other non-cash charges(b)		14	28	2	44
Within adjusting items:
Restructuring provisions and other non-cash charges(c)		(1)	1	1	1

	Notes	Europe and ANZ	Americas	Rest of World	Total
		(€ million)
2022
Revenue		3,028	2,647	1,831	7,506
Operating profit	3	262	165	310	737
Depreciation and amortisation		137	129	106	372
Adjusting items(a)		78	39	19	136
Adjusted EBITDA		477	333	435	1,245
Significant non-cash charges:
Within adjusted EBITDA:
Share-based compensation and other non-cash charges(b)		6	17	2	25
Within adjusting items:
Restructuring provisions and other non-cash charges(c)		25	2	6	33

(a)
Adjusting items include impairment, restructuring costs, acquisition and disposal related costs and other one-off items classified separately due to their nature and/or frequency of occurrence. Refer to note 3. Net Monetary gain/loss arising from hyperinflationary economies is also an adjusting item due to its nature and size, however it is not included in operating profit therefore not included within adjusting items above.

(b)
Other non-cash charges within adjusted EBITDA include movements in provisions, excluding movements arising from adjusting activities.

(c)
Other non-cash charges within adjusting items mainly includes movements in restructuring provisions.

The Ice Cream Business is not reliant on revenue from transactions with any single customer and does not receive 10% or more of its revenue from transactions with any single customer.
Segment assets and liabilities are not provided because they are not reported to or reviewed by the Ice Cream Business’s chief operating decision-maker, which is the Ice Cream Executive Team.
Revenue and non-current assets for the country of domicile and the United States (being the largest country outside the home country) and for all other countries are:
	Netherlands	United States	Other	Total
	(€ million)
2024
Revenue	159	2,119	5,669	7,947
Non-current assets(a)	51	1,732	1,979	3,762
2023
Revenue	154	1,951	5,513	7,618
Non-current assets(a)	60	1,662	1,887	3,609
2022
Revenue	157	1,922	5,427	7,506
Non-current assets(a)	58	1,032	1,880	2,970

(a)
For the purpose of this table, non-current assets include goodwill, intangible assets, property, plant and equipment and other non-current assets as shown on the combined carve-out balance sheet. Goodwill is attributed to countries where acquired businesses operated at the time of acquisition; all other assets are attributed to the countries where they were acquired.

No other country had revenue or non-current assets (as shown above) greater than 10% of the Ice Cream Business total.
3   Operating costs
Operating costs
Operating costs include cost of sales, selling, general and administrative expenses and other items including gains and losses on business disposals, acquisition and disposal-related costs, restructuring costs, impairments and other items within operating profit recognised separately due to their nature and/or frequency.
(i)
Cost of sales

Cost of sales includes the cost of inventories sold during the period and distribution costs. The cost of inventories are raw and packaging materials and related production costs. Distribution costs are charged to the income statement as incurred.
(ii)
Selling, general and administrative expenses

Selling, general and administrative expenses comprise advertising and promotion and overheads. Advertising and promotion spend includes costs incurred for the purpose of building and maintaining brand equity and awareness. Overheads includes staff costs associated with sales activities and central functions, and research and development costs which are staff costs, material costs, depreciation and other costs directly attributable to research and development activities.
(iii)
Restructuring costs

Restructuring costs are costs that are directly attributable to a restructuring project. Management defines a restructuring project as a strategic, major incentive that delivers cost savings and materially change either the scope of the business or the manner in which business is conducted.
(iv)
Acquisition and disposal-related costs

Acquisition and disposal-related costs are costs that are directly attributable to a business acquisition or disposal project.
(v)
Impairment of assets

Impairment of assets including goodwill, intangible assets and property, plant and equipment.
(vi)
Gains or losses from the disposal of group companies

Gains or losses from the disposal of group companies which arise from business disposal projects.
(vii)
Others

Others approved one-off items are those additional matters considered by management to be significant and outside the course of normal operations.
	2024	2023	2022
	(€ million)
Revenue	7,947	7,618	7,506
Cost of sales	(5,173)	(5,022)	(4,940)
of which:
Distribution costs	(784)	(796)	(811)
Production costs	(986)	(972)	(933)
Raw and packaging materials and goods purchased for resale	(3,127)	(2,977)	(2,949)
Other	(276)	(277)	(247)
Gross profit	2,774	2,596	2,566

	2024	2023	2022
	(€ million)
Selling, general and administrative expenses	(1,810)	(1,742)	(1,693)
of which: Research and development	(92)	(92)	(95)
Acquisition and disposal related costs(a)	(64)	(50)	(14)
Restructuring costs(b)	(137)	(74)	(108)
Other	1	12	(14)
Operating profit	764	742	737

(a)
2024 comprises the charge relating to the Ice Cream separation. 2023 included a charge of €38 million related to the revaluation of the earnout liability of Yasso.

(b)
2024 includes restructuring costs of €54 million relating to the Ice Cream separation, and a cost of €16 million (2023: €18 million, 2022: €nil) for supply chain optimisation projects. 2022 restructuring costs consist of various strategic organisational change programmes, such as Compass reorganisation.

Exchange gains and losses within operating costs in 2024 are €3 million gain (2023: €13 million loss; 2022: €16 million loss).
4   Employees
4A.   Staff and management costs
	Notes	2024	2023	2022
		(€ million)
Staff costs
Wages and salaries		638	655	626
Social security costs		77	80	78
Other pension costs	4B	42	44	40
Share-based compensation costs	4C	32	20	18
		789	799	762
	2024	2023
Average number of employees during the year
The Americas	5,031	5,019
Europe and ANZ	4,758	4,614
Rest of World	4,093	4,050
	13,882	13,683
In addition to the dedicated Ice Cream employees above, approximately 4,700 FTE equivalent in 2024 (2023: 4,300) were allocated to Ice Cream from Unilever. On a go forward basis, these employees will be replaced by a combination of TSA services from Unilever or recruitment of new staff to the Ice Cream Business.
The Ice Cream Business was not a separate business group within Unilever prior to the Project Compass reorganisation on 1 July 2022 and therefore average employee numbers have not been disclosed for this year.

Key management are defined as the members of the Ice Cream Executive Team.
	Notes	2024	2023	2022
		(€ million)
Key management compensation(a)
Salaries and short-term employee benefits		16	9	5
Share-based benefits		4	1	—
		20	10	5

(a)
Key compensation in 2022 relates to compensation subsequent to 1 July, 2022 after the formation of the Ice Cream Business Leadership Team.

4B.   Pensions and similar obligations
For defined benefit plans, operating and finance costs are recognised separately in the income statement. The amount charged to operating cost in the income statement is the cost of accruing benefits promised to employees over the year for defined benefit plans or contributions paid for defined contribution plans. In addition, there are also plan administration costs and costs and/or credits arising from one-off events such as past service benefit changes, settlements and curtailments. These one-off events are fully recognised as they occur in operating cost. The amount charged or credited to finance costs is broadly calculated by applying the liability interest rate to the defined benefit deficit or surplus at the prior year end. Any differences between the expected interest on assets and the actual return achieved by the pension fund, and any changes in the liabilities over the year due to changes in financial and demographic assumptions or experience within the plans, are recognised immediately in the combined carve-out statement of comprehensive income at the end of the year.
Charges to the income statement which are shown in these accounts are split between (i) defined benefit plans which are specific to the Ice Cream Business or where the liability is linked to Ice Cream employees expected to transfer with DB obligations, both of which are recorded on the combined carve-out balance sheet, and (ii) defined contribution and other defined benefit plans (i.e. plans which are not recorded on the combined carve-out balance sheet). The income statement charge includes pension charges for dedicated Ice Cream employees and an allocation based on revenue for other employees. The finance cost shown in the income statement is only for the defined benefit plans for which the Ice Cream Business has a liability.
For defined benefit plans for which the Ice Cream Business has a liability or when the legal liability is linked to and follows the Ice Cream employee, balance sheet surplus or deficit comprises the total of the estimated market value of plan assets less the present value of the defined benefit liabilities. Liabilities relating to the Ice Cream Business are calculated using a discount rate based on high-quality corporate bonds, or government bonds where there is no active corporate bond market, adjusted for irrecoverable surpluses.
For defined benefit plans for which the Ice Cream Business has no liability, no assets or liabilities are recognised on the balance sheet.
All defined benefit plans are subject to regular actuarial review using the projected unit method by external consultants.
For defined contribution plans, the charges to the income statement are the Ice Cream Business’s contributions payable in accordance with the plan rules in each country. The Ice Cream Business’s obligation is limited to the contributions paid into the plans.
Description of plans
Unilever operates defined contribution plans. The assets are held in external funds and do not impact Unilever’s balance sheet. Unilever’s obligation in respect of these plans is limited to the amount that it is required to contribute to the fund for employees in accordance with the plan rules in each country. Employees then receive the accumulated balance of these contributions or an equivalent benefit when they retire. Some of the employees of the Ice Cream Business are members of such defined contribution schemes. These plans have been set up according to the relevant requirements of each country.

In certain countries, Unilever operates defined benefit pension plans together with other post-employment benefits. The pension payable at retirement is typically based on employee pensionable remuneration and length of service. Benefits are determined by the plan rules and are linked to inflation in some countries. Some defined benefit plans for which the Ice Cream Business has a liability are unfunded and include jubilee awards, long term service awards, retirement bonus plans, gratuity plans, and retirement indemnities. There are also several funded pension plans. The country for which the Ice Cream business has the most significant defined benefit liabilities held on the combined carve-out balance sheet is Germany. No assets or liabilities are recognised in these combined carve-out financial statements for defined benefit plans for which the Ice Cream Business is expected to have no liability going forward.
The combined carve-out financial statements have been prepared based on the defined benefit plan assets and liabilities that are currently expected to transfer.
In Germany, employees who joined Unilever prior to 2009 have historically been provided with pension benefits on a defined benefit basis, referred to as pre-transition plans. Future accrual of benefits in these plans ended in 2013, and a defined contribution replacement has been provided, but with a minimum return guarantee, referred to as Unilever Pensions System. Benefits for post-2009 joiners are also provided via Unilever Pensions System. Pension plans are funded through a combination of Pensionskasse Berolina VVaG, an insurance vehicle regulated by the BaFin, and a trust, known as the Unilever Pensions Treuhand e.V. (CTA arrangement). There is a legal requirement for Pensionskasse Berolina VVaG to always be fully funded. Up to certain tax limits, benefits are funded via Pensionskasse Berolina VVaG, while benefits above tax limits are funded via the CTA. There is an agreement with works council in place that Unilever Pensions System benefits above tax limits and the Unilever Zusatz Rente (UZR) benefits need to be fully funded via the CTA. Total liability for Germany is split as 10% actives, 18% deferred and 72% retirees and surviving dependents.
Assumptions
Assumptions under IAS 19 are set by reference to market conditions at the valuation date with the objective of presenting the assets and liabilities of the pensions and other post-employment benefit plans at their fair value on the balance sheet. The actuarial assumptions used to calculate the benefit liabilities vary according to the country in which the plan is situated. For the purposes of the combined carve-out financial statements, assumptions are set in line with those used at the Unilever Group reporting level.
The following table shows the assumptions, weighted by liabilities, used to value the defined benefit pension liabilities and other post-employment benefit liabilities.
	31 December
	2024		2023
	Defined benefit pension plans	Other post- employment benefit plans	Defined benefit pension plans	Other post- employment benefit plans
Discount rate	4.2%	5.4%	4.1%	5.3%
Inflation	2.7%	n/a	3.0%	n/a
Rate of increase in salaries	3.6%	4.5%	3.7%	3.8%
Rate of increase for pensions in payment (where provided)	2.7%	n/a	2.9%	n/a
	31 December 2022		1 January 2022
	Defined benefit pension plans	Other post- employment benefit plans	Defined benefit pension plans	Other post- employment benefit plans
Discount rate	4.3%	4.9%	1.4%	3.0%
Inflation	2.9%	n/a	2.1%	n/a
Rate of increase in salaries	3.6%	3.7%	3.0%	3.3%
Rate of increase for pensions in payment (where provided)	2.8%	n/a	2.0%	n/a

	Germany defined benefit pension plans
	31 December			1 January
	2024	2023	2022	2022
Discount rate	3.4	3.2	3.7	1.1
Inflation	2.0	2.1	2.2	1.9
Rate of increase in salaries	2.8	2.8	2.8	2.8
Rate of increase for pensions in payment (where provided)	2.0	2.1	2.2	1.9
Number of years a current pensioner is expected to live beyond age 65:
Men	21.6	21.6	21.6	21.6
Women	23.9	23.9	23.9	23.9
Number of years a future pensioner currently aged 45 is expected to live beyond age 65:
Men	21.6	21.6	21.6	21.6
Women	23.9	23.9	23.9	23.9
Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy (including expectations of future improvements), plan experience and other relevant data. These assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. For Germany, the years of life expectancy have been translated from the non-generational Berolina 2021 table.
Income statement
	2024	2023	2022
	(€ millions)
The charge to the income statement comprises:
Charged to operating profit: (including regular and special events)
Defined benefit pension and other benefit plans which will transfer	9	8	9
Defined benefit plans and other benefit plans which will not transfer and defined contribution	33	36	31
Total operating cost	42	44	40
Finance cost for defined benefit plans for which the Ice Cream Business has a liability	12	11	7
Net impact on the income statement (before tax)	54	55	47
Statement of comprehensive income
Amounts recognised in the statement of comprehensive income on the re-measurement of the net defined benefit liability relating to defined benefit plans for which the Ice Cream Business has a liability.
	2024	2023	2022
	(€ millions)
Return on plan assets excluding amounts included in net finance income/(cost)	52	44	(81)
Actuarial gain/(loss) arising from changes in demographic assumptions	3	—	—
Actuarial gain/(loss) arising from changes in financial assumptions	23	(8)	187
Experience loss arising on pension plan and other benefit plan liabilities	(30)	(30)	(33)
Actuarial loss due to change in irrecoverable surplus	(1)	(1)	(1)
Total of defined benefit gain recognised in other comprehensive income	47	5	72
Balance sheet
The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans at the balance sheet date in relation to defined benefit plans for which the Ice Cream Business has a liability were:

	2024			2023
	Defined benefit pension plans	Other post- employment benefit plans	Total	Defined benefit pension plans	Other post- employment benefit plans	Total
	(€ millions)
Fair value of assets	725	—	725	655	—	655
Present value of liabilities	(803)	(17)	(820)	(806)	(16)	(822)
Surplus restriction(b)	(3)	—	(3)	(2)	—	(2)
Net pension liabilities	(81)	(17)	(98)	(153)	(16)	(169)
Pension liability net of assets
Of which in respect of:
Funded plans in surplus:
Liabilities	(8)	—	(8)	(4)	—	(4)
Assets	11	—	11	6	—	6
Surplus restriction	(3)	—	(3)	(2)	—	(2)
Aggregate surplus	—	—	—	—	—	—
Funded plans in deficit:
Liabilities	(720)	—	(720)	(725)	—	(725)
Assets	714	—	714	649	—	649
Aggregate deficit	(6)	—	(6)	(76)	—	(76)
Unfunded plans:
Pension liability	(75)	(17)	(92)	(77)	(16)	(93)
	2022			1 January 2022
	Defined benefit pension plans	Other post- employment benefit plans	Total	Defined benefit pension plans	Other post- employment benefit plans	Total
	(€ millions)
Fair value of assets(a)	595	—	595	674	—	674
Present value of liabilities	(790)	(16)	(806)	(964)	(19)	(983)
Surplus restriction(b)	(1)	—	(1)	—	—	—
Net pension liabilities	(196)	(16)	(212)	(290)	(19)	(309)
Pension liability net of assets
Of which in respect of:
Funded plans in surplus:
Liabilities	(4)	—	(4)	(3)	—	(3)
Assets	5	—	5	4	—	4
Surplus restriction	(1)	—	(1)	—	—	—
Aggregate surplus	—	—	—	1	—	1
Funded plans in deficit:
Liabilities	(690)	—	(690)	(897)	—	(897)
Assets	591	—	591	670	—	670
Aggregate deficit	(99)	—	(99)	(227)	—	(227)
Unfunded plans:
Pension liability	(96)	(16)	(112)	(64)	(19)	(83)

(a)
At 31 December 2022, there is €1m difference between the total fair value of assets and the sum of the subtotals. This difference is due to rounding. This €1m rounding difference also impacts the net pension liabilities.

(b)
A surplus is deemed recoverable to the extent that the Unilever Group is able to benefit economically from the surplus. The Ice Cream Business assesses the maximum economic benefit available through a combination of refunds and reductions in future contributions in accordance with local legislation and individual financing arrangements with each of the funded defined benefit plans.

Reconciliation of liabilities
Movements in liabilities over the year:
	2024				2023
	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total
	(€ millions)
Beginning of reporting period	(721)	(85)	(16)	(822)	(686)	(104)	(16)	(806)
Current service cost	(4)	(4)	(1)	(9)	(4)	(4)	(1)	(9)
Administration expenses	(1)	—	—	(1)	—	—	—	—
Interest cost	(27)	(10)	(1)	(38)	(24)	(7)	(1)	(32)
Actuarial gain arising from changes in demographic assumptions	—	3	—	3	—	—	—	—
Actuarial gain/(loss) arising from changes in financial assumptions	14	9	—	23	(18)	10	—	(8)
Actuarial loss arising from experience adjustments	(18)	(12)	—	(30)	(26)	(3)	(1)	(30)
Benefit payments(a)	41	9	1	51	37	5	3	45
Currency retranslation	—	3	—	3	—	18	—	18
End of reporting period	(716)	(87)	(17)	(820)	(721)	(85)	(16)	(822)
	2022
	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total
	(€ millions)
Beginning of reporting period	(891)	(73)	(19)	(983)
Current service cost	(6)	(4)	(1)	(11)
Past service costs including gain on curtailments	—	1	—	1
Interest cost	(10)	(4)	(1)	(15)
Actuarial gain/(loss) arising from changes in financial assumptions	203	(19)	3	187
Actuarial gain/(loss) arising from experience adjustments	(17)	(17)	1	(33)
Benefit payments(a)	35	5	1	41
Currency retranslation	—	7	—	7
End of reporting period	(686)	(104)	(16)	(806)

(a)
Benefits payments disclosed are higher in the reconciliation of liabilities compared with the reconciliation of assets. The difference represents €10m (€8m and €5m) of cash payments in FY24 (FY23 and FY22) made by the Ice Cream Business to unfunded defined benefit pension and other post-employment benefit plans.
Reconciliation of assets
Movements in assets over the year:
	2024				2023
	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total
	(€ millions)
Beginning of reporting period	646	9	—	655	587	8	—	595
Employee contributions	1	—	—	1	1	—	—	1
Actual loss on plan assets (excluding net finance income/charge)	47	5	—	52	43	1	—	44
Interest income	26	—	—	26	21	—	—	21
Employer contributions	32	—	—	32	31	—	—	31
Benefit payments(a)	(41)	—	—	(41)	(37)	—	—	(37)
End of reporting period	711	14	—	725	646	9	—	655
	2022
	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total
	(€ millions)
Beginning of reporting period	666	8	—	674
Employee contributions	1	—	—	1
Actual loss on plan assets (excluding net finance income/charge)	(81)	—	—	(81)
Interest income	8	—	—	8
Employer contributions	28	1	—	29
Benefit payments(a)	(35)	(1)	—	(36)
End of reporting period	587	8	—	595

(a)
Benefits payments disclosed are higher in the reconciliation of liabilities compared with the reconciliation of assets. The difference represents €10m (€8m and €5m) of cash payments in FY24 (FY23 and FY22) made by the Ice Cream Business to unfunded defined benefit pension and other post-employment benefit plans.

Reconciliation of (deficit)/surplus
Movements in (deficit)/surplus during the year:
	2024				2023
	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total
	(€ millions)
Beginning of reporting period	(75)	(78)	(16)	(169)	(99)	(97)	(16)	(212)
Current service cost	(4)	(4)	(1)	(9)	(4)	(4)	(1)	(9)
Administration expenses	(1)	—	—	(1)	—	—	—	—
Employee contributions	1	—	—	1	1	—	—	1
Actual gain on plan assets (excluding net finance income/charge)	47	5	—	52	43	1	—	44
Change in irrecoverable surplus	—	(1)	—	(1)	—	(1)	—	(1)
Interest cost	(27)	(10)	(1)	(38)	(24)	(7)	(1)	(32)
Interest income	26	—	—	26	21	—	—	21
Actuarial gain arising from changes in demographic assumptions	—	3	—	3	—	—	—	—
Actuarial gain/(loss) arising from changes in financial assumptions	14	9	—	23	(18)	10	—	(8)
Actuarial gain/(loss) arising from experience adjustments	(18)	(12)	—	(30)	(26)	(3)	(1)	(30)
Employer contributions	32	—	—	32	31	—	—	31
Benefit payments	—	9	1	10	—	5	3	8
Currency retranslation	—	3	—	3	—	18	—	18
End of reporting period	(5)	(76)	(17)	(98)	(75)	(78)	(16)	(169)
	2022
	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total
	(€ millions)
Beginning of reporting period	(225)	(65)	(19)	(309)
Current service cost	(6)	(4)	(1)	(11)
Employee contributions	1	—	—	1
Past service costs including gain on curtailments	—	1	—	1
Actual loss on plan assets (excluding net finance income/charge)	(81)	—	—	(81)
Change in irrecoverable surplus	—	(1)	—	(1)
Interest cost	(10)	(4)	(1)	(15)
Interest income	8	—	—	8
Actuarial gain/(loss) arising from changes in financial assumptions	203	(19)	3	187
Actuarial gain/(loss) arising from experience adjustments	(17)	(17)	1	(33)
Employer contributions	28	1	—	29
Benefit payments	—	4	1	5
Currency retranslation	—	7	—	7
End of reporting period	(99)	(97)	(16)	(212)

Reconciliation of irrecoverable surplus
Movements in irrecoverable surplus during the year relate to Switzerland:
	2024	2023	2022
	Defined benefit pension plans	Defined benefit pension plans	Defined benefit pension plans
	(€ millions)
Irrecoverable surplus at Beginning of reporting period	(2)	(1)	—
Change in irrecoverable surplus	(1)	(1)	(1)
Irrecoverable surplus at End of reporting period	(3)	(2)	(1)
Sensitivities
The sensitivity of the overall pension liabilities to changes in the weighted key assumptions are:
		Change in liabilities
		2024		2023		2022
	Change in assumption	Germany	Total	Germany	Total	Germany	Total
Discount rate	Increase by 0.5%	(4.8)%	(4.6)%	(4.7)%	(4.6)%	(4.9)%	(4.8)%
Inflation	Increase by 0.5%	4.4%	4.1%	4.%	4.2%	4.3%	4.3%
Life expectancy	Increase by 1 year	4.3%	4.2%	4.2%	4.1%	4.2%	4.1%
A decrease in each assumption would have a comparable and opposite impact on liabilities. The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period and may not be representative of the actual change. It is based on a change in the key assumption while holding all other assumptions constant. When calculating the sensitivity to the assumption, the same method used to calculate the liability recognised in the balance sheet has been applied.
Cash flow
The Ice Cream Business cash flow in respect of defined benefit pension plans and other post-employment benefits comprise of contributions paid into funded plans and benefits paid in respect of unfunded plans. The table below sets out these amounts:
	2025	2024	2023	2022
	(€ millions)
Company contributions to funded plans:
Defined benefit pension plans	33	32	31	29
Benefits paid by the company in respect of unfunded plans:
Defined benefit pension plans	9	9	5	4
Other post-employment benefit plans	1	1	3	1
Total cash payments (excluding defined contribution and non-transferring plans)	43	42	39	34
The Ice Cream Business’ funding policy is to periodically review the contributions made to the plans while taking account of local legislation.

Plan assets — Germany
Plan assets in Germany represent 98% of total pension assets. The group of plans with assets excluded from the tables below are not material.
	31 December			1 January
	2024	2023	2022	2022
Total Pension Plan Assets	100%	100%	100%	100%
Equities Total	25%	42%	39%	42%
Europe	11%	16%	16%	17%
North America	12%	17%	15%	16%
Other	2%	9%	8%	9%
Fixed Income Total	59%	42%	43%	44%
Government bonds	24%	9%	10%	10%
Investment grade corporate bonds	18%	16%	16%	17%
Other fixed income	17%	17%	17%	17%
Private Equity	1%	1%	1%	1%
Property and Real Estate	12%	12%	14%	11%
Other	3%	3%	3%	2%
Total Assets	100%	100%	100%	100%
The fair values of the above equity and fixed income instruments are determined based on quoted market prices in active markets. The fair value of private equity and property and real estate are not based on quoted market prices in active markets. Properties are externally and independently appraised on the basis of an open market value per professional market standards. The value of an investment holding in a property fund is typically the net asset value provided to an investor. Assets included in the Other category are infrastructure fund, cash and insurance contracts.
No Unilever securities were held at 31 December 2024, 31 December 2023, 31 December 2022, or 1 January 2022, and no property was occupied by Unilever.
4C.   Share-based compensation plans
The fair value of awards at grant date is calculated using observable market price. This value is expensed over their vesting period, with a corresponding credit to Net parent investment. The expense is reviewed and adjusted to reflect changes to the level of awards expected to vest, except where this arises from a failure to meet a market condition. Any cancellations are recognised immediately in the income statement.
As at 31 December 2024, 31 December 2023 and 31 December 2022 Unilever had share-based compensation plans in the form of performance shares and other share awards. The employees of the Ice Cream Business participated in the Unilever performance share plans. Costs related to participating employees are allocated to the Ice Cream Business. In addition, the Ice Cream Business also received an allocation of share-based compensation charges with respect to corporate employees of Unilever.
The charge to income statement related to equity-settled share-based compensation plan is €32 million (2023: €20 million, 2022: €18 million).
Performance share plans
Performance share awards are made in respect of Unilever’s Performance Share Plan (PSP). Awards for Management Co-Investment Plan (MCIP) were last made in 2020 and vested in 2024. No further MCIP awards will be made. The awards of each plan will vest between 0% and 200% of grant level, subject to the level of satisfaction of performance measures (limits for Executive Directors may vary).
The MCIP allowed Unilever’s managers (including Ice Cream Business managers) to invest up to 100% of their annual bonus (a minimum of 33% and maximum of 67% for Executive Directors) in shares in Unilever, and to receive a corresponding award of performance-related shares. From 2021, under the PSP, Unilever’s managers (including Ice Cream Business managers) receive annual awards of PLC shares. The performance measures for MCIP are underlying sales growth, underlying EPS growth, underlying return on invested capital, sustainability progress index and for PSP are percentage business winning, free cash flow, underlying return on invested capital and sustainability progress index. MCIP awards made vest after 4 years, while PSP awards vest after 3 years. In 2024, the Unilever Group modified the PSP scheme to only eligible employees. The performance measures for PSP awards from 2024 are underlying sales growth, underlying return on invested capital, relative total shareholder return and sustainability progress index.
Annual Share Plans (ASP)
From 2024, under the Annual Share Plan (ASP) award, eligible employees receive Unilever PLC shares which will vest after 3 years and are not subject to any performance conditions.
Share award value information	2024	2023	2022
	(€)
Fair value per share award during the year	46	46	42
At the point of the Transaction, Ice Cream employees will cease to build up new entitlements under Unilever performance share plans and other share awards. They will retain Unilever awards on a pro rata basis up to the date of demerger and the Ice Cream Business will make awards under its own share plans from that date onwards. In respect of the retained awards in Unilever performance share plans and other share awards, Ice Cream Business employees will be treated on the same basis as ongoing Unilever employees.
5   Net finance costs
Net finance costs are comprised of finance costs and finance income, including net finance costs in relation to pensions and similar obligations.
Finance income includes income on cash and cash equivalents and income on other financial assets. Finance costs include interest costs in relation to financial liabilities. This includes interest on lease liabilities which represents the unwind of the discount rate applied to lease liabilities.
Borrowing costs are recognised based on the effective interest method.
	Note	2024	2023	2022
		(€ million)
Net finance costs
Finance costs		(7)	(10)	(29)
Bank loans and overdrafts		(3)	(2)	(1)
Interest on bonds and other loans		(3)	(1)	(1)
Interest on lease liabilities		(7)	(7)	(5)
Gain/(loss) on remeasurement of put option	13B	6	—	(22)
Pensions and similar obligations		(12)	(11)	(7)
Finance income		2	1	1
		(17)	(20)	(35)
6   Taxation
6A.   Income tax
Income tax on the profit for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity or Net parent investment. See note 1 for further detail on the estimation of the tax charge for the purposes of these financial statements.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.
Total tax in the combined carve-out income statement will differ from the income tax paid in the combined carve-out cash flow statement primarily because of deferred tax arising on temporary differences and payment dates for income tax occurring after the balance sheet date.
Both income statement tax movements and balance sheet amounts relating to Ice Cream dedicated entities have been included in the carve out financial statements in line with amounts reported in the full Unilever Group financial statements.
Legal entities with both Ice Cream and non-Ice Cream related operations have been aggregated by jurisdiction for the purposes of calculating tax movements and balances. Amounts included in the income statement have been calculated by applying an Ice Cream adjusted jurisdictional effective tax rate to the carve out pre-tax result for these entities within that jurisdiction. Amounts included on the balance sheet in respect of deferred tax have been calculated either by reference to the proportion of the pre-tax assets or liabilities that give rise to the associated deferred item or applying the appropriate statutory jurisdictional tax rate to the pre-tax asset or liability carrying value. No current tax balances have been included for entities with both Ice Cream and non-Ice Cream operations on the basis that the legal obligation to settle will remain with the existing Unilever Group, unless the legal entity is transferring.
The Ice Cream Business is subject to taxation in the many countries in which it operates. The tax legislation of these countries differs, is often complex and is subject to interpretation by management and the Government authorities. These matters of judgement give rise to the need to create provisions for tax payments that may arise in future years with respect to transactions already undertaken. Provisions take into account the circumstances of each case, including the strength of technical arguments, recent case law decisions or rulings on similar issues and relevant external advice. Provisions are estimated based on one of two methods, the expected value method (the sum of the probability weighted amounts in a range of possible outcomes) or the single most likely amount method, depending on which is expected to better predict the resolution of the uncertainty.
	2024	2023	2022
	(€ million)
Tax charge in income statement
Current tax
Current year	168	220	114
Over/(under) provided in prior years	(31)	22	(7)
	137	242	107
Deferred tax
Origination and reversal of temporary differences	15	(38)	66
Changes in tax rates	—	(1)	—
Movement on unrecognised deferred tax	—	—	—
	152	203	173
The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Ice Cream Business companies, and the actual rate of taxation charged is as follows:
Reconciliation of effective tax rate	2024	2023	2022
	(%)
Computed rate of tax(a)	25.1	25.2	24.4
Differences between computed rate of tax and effective tax rate due to:
Incentive tax credits	(2.3)	(2.7)	(3.6)
Expenses not deductible for tax purposes	0.8	2.1	1.4

Reconciliation of effective tax rate	2024	2023	2022
	(%)
Impact of withholding tax	1.2	1.0	(0.2)
Income tax reserve adjustments – current and prior year	—	1.6	(2.0)
Transfer to/(from) unrecognised deferred tax assets	—	—	(0.1)
Other(b)	(4.5)	1.2	4.7
Effective tax rate	20.3	28.4	24.6

(a)
The computed tax rate used is the average of the standard rate of tax applicable in the countries in which the Ice Cream Business operates, weighted by the amount of profit before taxation generated in each of those countries. For this reason, the rate may vary from year to year according to the mix of profit and related tax rates.

(b)
Other includes the impact of audit settlements and prior year true-ups, as well as the impact of hyperinflation related to Turkey. In 2024 there are significant favourable settlements and true-ups, compared with adverse impacts in prior periods.

The Ice Cream Business’s tax rate is reduced by incentive tax credits, the benefit from preferential tax regimes that have been legislated by the countries and provinces concerned in order to promote economic development and investment. The tax rate is increased by business expenses which are not deductible for tax, such as entertainment costs and some interest expense.
The Ice Cream Business’s future tax charge and effective tax rate could be affected by several factors, including changes in tax laws and their interpretation and still to be determined tax reform proposals in the EU, Switzerland and the continuing OECD international tax reform work, as well as the impact of acquisitions, disposals and the future legal structure of the Ice Cream Business.
Pillar Two legislation applies to the Ice Cream Business for 2024. No Pillar Two top-up tax has been accrued within the 2024 tax charge on the basis that the impact is immaterial.
6B.   Deferred tax
Deferred tax is recognised using the liability method on taxable temporary differences between the tax base and the accounting base of items included in the balance sheet of the Ice Cream Business. Certain temporary differences are not provided for as follows:
•
goodwill not deductible for tax purposes;

•
the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

•
differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted, or substantively enacted, at the year end.
The Ice Cream Business has applied the exemption to not recognise or disclose any deferred tax related to Pillar Two income taxes.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. A deferred tax asset is recognised in respect of tax losses only to the extent that they are directly attributable to dedicated Ice Cream legal entities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The table below summarises the deferred tax position determined after appropriate jurisdictional offsetting as is presented in the combined carve-out balance sheet at each balance sheet date:

	31 December			1 January
Deferred tax	2024	2023	2022	2022
	(€ million)
Deferred tax asset	130	151	150	212
Deferred tax liability	(298)	(257)	(217)	(187)
Net deferred tax asset/(liability)	(168)	(106)	(67)	25
The movements in the deferred tax position are analysed below:
	As at 1 January 2024	Income statement	Other	As at 31 December 2024
	(€ million)
Movements in 2024
Pensions and similar obligations	66	(2)	(6)	58
Provisions and accruals	33	—	(1)	32
Goodwill and intangible assets	(175)	(8)	(8)	(191)
Accelerated tax depreciation	(120)	14	(5)	(111)
Tax losses	79	(18)	(9)	52
Other	8	(1)	(17)	(10)
Lease Liability	42	(5)	—	37
Right of use asset	(39)	5	(1)	(35)
	(106)	(15)	(47)	(168)
	As at 1 January 2023	Income statement	Other	As at 31 December 2023
	(€ million)
Movements in 2023
Pensions and similar obligations	71	(3)	(2)	66
Provisions and accruals	40	(9)	2	33
Goodwill and intangible assets	(71)	(4)	(100)	(175)
Accelerated tax depreciation	(172)	54	(2)	(120)
Tax losses	58	(3)	24	79
Other	7	3	(2)	8
Lease Liability	37	3	2	42
Right of use asset	(37)	(2)	—	(39)
	(67)	39	(78)	(106)
	As at 1 January 2022	Income statement	Other	As at 31 December 2022
	(€ million)
Movements in 2022
Pensions and similar obligations	113	(2)	(40)	71
Provisions and accruals	49	(9)	—	40
Goodwill and intangible assets	(60)	(14)	3	(71)
Accelerated tax depreciation	(139)	(40)	7	(172)
Tax losses	53	5	—	58

	As at 1 January 2022	Income statement	Other	As at 31 December 2022
	(€ million)
Other	10	(5)	2	7
Lease Liability	41	(4)	—	37
Right of use asset	(42)	3	2	(37)
	25	(66)	(26)	(67)

As the Ice Cream Business is not a separate legal group and has not previously prepared standalone financial statements, it is not possible to prepare or disclose an analysis of deferred tax attributable to various components of Net parent investment. The net liabilities of the Ice Cream Business are represented by the cumulative investment of Unilever in the Ice Cream Business and disclosed as Net parent investment. Therefore, there are no deferred tax liabilities recognised in respect of the aggregate amount of temporary differences associated with undistributed Ice Cream Business earnings.
The table below shows the gross deferred tax position determined before jurisdictional netting:
	2024
Deferred tax assets and liabilities	Assets	Liabilities	Total
	(€ million)
Pensions and similar obligations	59	(1)	58
Provisions and accruals	32	—	32
Goodwill and intangible assets	8	(199)	(191)
Accelerated tax depreciation	11	(122)	(111)
Tax losses	52	—	52
Other	10	(20)	(10)
Lease Liability	37	—	37
Right of use asset	—	(35)	(35)
	209	(377)	(168)
Of which deferred tax to be recovered/(settled) after more than 12 months	158	(355)	(197)
	2023
Deferred tax assets and liabilities	Assets	Liabilities	Total
	(€ million)
Pensions and similar obligations	67	(1)	66
Provisions and accruals	38	(5)	33
Goodwill and intangible assets	9	(184)	(175)
Accelerated tax depreciation	8	(128)	(120)
Tax losses	79	—	79
Other	8	—	8
Lease Liability	42	—	42
Right of use asset	—	(39)	(39)
	251	(357)	(106)
Of which deferred tax to be recovered/(settled) after more than 12 months	185	(331)	(146)

	2022
Deferred tax assets and liabilities	Assets	Liabilities	Total
	(€ million)
Pensions and similar obligations	72	(1)	71
Provisions and accruals	43	(3)	40
Goodwill and intangible assets	10	(81)	(71)
Accelerated tax depreciation	5	(177)	(172)
Tax losses	58	—	58
Other	7	—	7
Lease Liability	37	—	37
Right of use asset	—	(37)	(37)
	232	(299)	(67)
Of which deferred tax to be recovered/(settled) after more than 12 months	188	(279)	(90)
	2022
Deferred tax assets and liabilities	Assets	Liabilities	Total
	(€ million)
Pensions and similar obligations	114	(1)	113
Provisions and accruals	49	—	49
Goodwill and intangible assets	11	(71)	(60)
Accelerated tax depreciation	7	(146)	(139)
Tax losses	53	—	53
Other	10	—	10
Lease Liability	41	—	41
Right of use asset	—	(42)	(42)
	285	(260)	25
Of which deferred tax to be recovered/(settled) after more than 12 months	235	(246)	(11)
The Ice Cream Business had unused tax losses in Brazil of €27 million (Brazil and Czech Republic of 2023: €32 million, 2022: €39 million, 1 January 2022: €29 million) available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of these unused tax losses, as it is not probable that there will be future taxable profits within the entity against which the losses can be utilised. There is no expiry date for these losses.
6C.   Tax on other comprehensive income
Income tax is recognised in Other comprehensive income for items recognised directly in Net parent investment.
Tax effects directly recognised in Other comprehensive income were as follows:
	2024			2023			2022
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax
	(€ million)
Cash flow hedges	106	(18)	88	3	(1)	2	(12)	3	(9)
Remeasurements of defined benefit pension plans	45	(7)	38	5	(5)	—	72	(40)	32

	2024			2023			2022
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax
	(€ million)
Currency retranslation gain/(loss)	137	—	137	(50)	—	(50)	153	—	153
	288	(25)	263	(42)	(6)	(48)	213	(37)	176

7   Goodwill and intangible assets
Goodwill
Goodwill is initially recognised based on the accounting policy for business combinations (see note 19). Goodwill is subsequently measured at cost less amounts provided for impairment. Goodwill acquired in a business combination is assessed to determine whether new cash generating units (“CGUs”) are created, and if not, is allocated to the Ice Cream Business’s CGUs in line with the structure detailed below. These might not always be the same as the CGUs that include the assets and liabilities of the acquired business.
Intangible assets
Separately purchased intangible assets are initially measured at cost, being the purchase price as at the date of acquisition. On acquisition of new interests in Ice Cream companies, the Ice Cream Business recognises any specifically identifiable intangible assets separately from goodwill. These intangible assets are initially measured at fair value as at the date of acquisition.
Expenditure to support development of internally produced intangible assets is recognised in profit or loss as incurred.
Indefinite-life intangible assets mainly comprise acquired brands, for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life, given the strength and durability of the brands and the level of marketing support. These assets are not amortised but are subject to a review for impairment annually, or more frequently if events or circumstances indicate this is necessary. Any impairment is charged to the income statement as it arises.
Finite-life intangible assets mainly comprise software, trademarks, licenses, and technology. These assets are amortised on a straight-line basis in the income statement over the period of their expected useful lives, or the period of legal rights if shorter. None of the amortisation periods exceeds ten years.
Cash generating units
The Ice Cream Business’s assets are grouped into CGUs which are the smallest identifiable group of assets that generates largely independent cash inflows. These CGUs are aligned with the Ice Cream Business’s organisation structure of four Business Units.
Impairment review
The impairment test is performed by comparing the carrying value of the CGUs with their recoverable value. The recoverable value is primarily based on value in use but also considers fair value less costs of disposal where relevant. Any impairment is charged to the income statement as it arises.

	Goodwill	Indefinite-life intangibles	Finite-life intangible assets		Total
Movements during 2024			Software	Other
	(€ million)
Cost
1 January 2024	558	743	14	19	1,334
Currency retranslation	27	41	—	—	68
31 December 2024	585	784	14	19	1,402
Accumulated amortisation and Impairment
1 January 2024	—	—	(14)	(8)	(22)
Amortisation/impairment for the year	—	—	—	(2)	(2)
31 December 2024	—	—	(14)	(10)	(24)
Net book value 31 December 2024	585	784	—	9	1,378
	Goodwill	Indefinite-life intangibles	Finite-life intangible assets		Total
Movements during 2023			Software	Other
	(€ million)
Cost
1 January 2023	272	369	14	19	674
Additions through business combinations(a)	299	389	—	—	688
Additions	—	—	—	2	2
Disposals and other movements	—	—	—	(2)	(2)
Currency retranslation	(13)	(15)	—	—	(28)
31 December 2023	558	743	14	19	1,334
Accumulated amortisation and Impairment
1 January 2023	—	—	(14)	(7)	(21)
Amortisation/impairment for the year	—	—	—	(2)	(2)
Disposals and other movements	—	—	—	1	1
31 December 2023	—	—	(14)	(8)	(22)
Net book value 31 December 2023	558	743	—	11	1,312
	Goodwill	Indefinite-life intangibles	Finite-life intangible assets		Total
Movements during 2022			Software	Other
	(€ million)
Cost
1 January 2022	264	352	15	18	649
Additions	—	—	—	2	2
Disposals and other movements	—	—	(1)	(1)	(2)
Currency retranslation	8	17	—	—	25
31 December 2022	272	369	14	19	674
Accumulated amortisation and Impairment
1 January 2022	—	—	(14)	(5)	(19)
Amortisation/impairment for the year	—	—	—	(2)	(2)

	Goodwill	Indefinite-life intangibles	Finite-life intangible assets		Total
Movements during 2022			Software	Other
	(€ million)
31 December 2022	—	—	(14)	(7)	(21)
Net book value 31 December 2022	272	369	—	12	653

(a)
The fair value of goodwill and intangibles for acquisitions made in 2023. See note 19 for further details.

(b)
Within indefinite-life intangible assets there are three existing brands that have a significant carrying value: Yasso €408 million (2023: €384 million 2022: nil, 1 January 2022: nil), Talenti €144 million (2023: €135 million, 2022: €141 million, 1 January 2022: €132 million) and Ben & Jerry’s €125 million (2023: €117 million, 2022: €122 million, 1 January 2022: €115 million)

The goodwill and indefinite-life assets held in the CGUs shown below are considered significant within the total carrying amounts of goodwill and indefinite-life intangible:
	2024 CGUs	2023 CGUs	2022 CGUs	1 Jan 2022 CGUs
	Goodwill
	(€ million)
Europe and ANZ	136	136	138	138
Americas	449	422	134	126
Total CGUs	585	558	272	264
	2024 CGUs	2023 CGUs	2022 CGUs	1 Jan 2022 CGUs
	Indefinite-life intangible assets	Indefinite-life intangible assets	Indefinite-life intangible assets	Indefinite-life intangible assets
	(€ million)
Europe and ANZ	147	144	146	142
Americas	631	595	219	204
Total Significant CGUs	778	739	365	346
Others(a)	6	4	4	6
Total CGUs	784	743	369	352

(a)
Included within Others are individually insignificant amounts of indefinite-life intangible assets.

Key assumptions
In performing the annual impairment testing, the recoverable amount of each CGU has been calculated based on its value in use, estimated as the present value of projected future cash flows.
Projected cash flows include specific estimates for a period of five years. The growth rates and operating margins used to estimate cash flows for the five years are based on past performance and on the Ice Cream Business’s three-year strategic plan, de-risked to ensure reasonability and extended to years four and five. The growth rates used in this exercise for significant CGUs are set out below:

	For the year 2024
Significant CGUs	Europe and ANZ	Americas
Longer-term sustainable growth rates	1.3%	2.0%
Average near-term nominal growth rates	2.5%	3.0%
Discount rate	9.6%	9.8%
	For the year 2023
Significant CGUs	Europe and ANZ	Americas
Longer-term sustainable growth rates	1.1%	1.6%
Average near-term nominal growth rates	1.1%	3.2%
Discount rate	9.1%	9.3%
	For the year 2022
Significant CGUs	Europe and ANZ	Americas
Longer-term sustainable growth rates	2.4%	2.2%
Average near-term nominal growth rates	1.3%	3.5%
Discount rate	7.8%	8.0%
The estimated cash flows after year five are extrapolated using a longer-term sustainable growth rate, which is determined as the lower of the Ice Cream Business’s own three-year average growth projection and external forecasts for the relevant market.
In 2024, the projected cash flows are discounted using pre-tax discount rates. The discount rates are specific to each CGU and are determined based on the weighted average cost of capital, including a market and country risk premium.
There are no reasonably possible changes in key assumptions that would cause the carrying amount of any CGU to exceed its recoverable amount.
8   Property, plant and equipment
The Ice Cream Business’s property, plant and equipment is comprised of owned assets (note 8A) and leased assets (note 8B). Property, plant and equipment is measured at cost less depreciation and accumulated impairment losses.
Property, plant and equipment includes:
•
land and buildings related to factories and sites that were historically dedicated to the Ice Cream Business, including factories and sites that were sold or closed during the periods presented;

•
plant and machinery that is directly attributable to the Ice Cream Business on the factories and sites; and

•
cabinets that refrigerate Ice Cream.

Property, plant and equipment is subject to review for impairment if triggering events or circumstances indicate that this is necessary. If an indication of impairment exists, the asset’s recoverable amount is estimated and any impairment loss is charged to the income statement as it arises.
Owned assets
Owned assets are initially measured at historical cost. Depreciation is provided on a straight-line basis over the expected average useful lives of the assets. Residual values and useful lives are reviewed at least annually. The review of residual values and useful lives have has taken into consideration the impacts of climate change and the actions the Ice Cream Business undertakes to mitigate and adapt against these climate-related risks and there is no material impact on the income statement for this year. Estimated useful lives by major class of assets are as follows:

• Leasehold land and buildings	40 years (or life of lease if less)
• Plant and equipment	2 – 20 years
• Freehold buildings (no depreciation on freehold land)	40 years
• Cabinets	6 to 12 years
Leased assets
The cost of a leased asset is measured as the lease liability at inception of the lease contract and other direct costs less any incentives granted by the lessor. The Ice Cream Business has not capitalised leases which are less than 12 months or leases with low value assets. These mainly relate to IT equipment, office equipment, furniture and fittings and other peripheral items. When a lease liability is remeasured, the related lease asset is adjusted by the same amount.
Depreciation is provided on a straight-line basis from the commencement date of the lease to the end of the lease term.
	31 December			1 January
Property, plant and equipment	2024	2023	2022	2022
	(€ million)
Owned assets	2,223	2,087	2,106	1,974
Leased assets	132	147	140	164
Total	2,355	2,234	2,246	2,138
8A.   Owned assets
Movements during 2024	Land and buildings	Plant and equipment	Total
	(€ million)
Cost
1 January 2024	982	3,840	4,822
Additions	24	297	321
Disposals and other movements	(6)	(201)	(207)
Hyperinflationary adjustment	5	123	128
Currency retranslation	19	38	57
31 December 2024	1,024	4,097	5,121
Accumulated depreciation
1 January 2024	(384)	(2,351)	(2,735)
Depreciation charge for the year	(22)	(242)	(264)
Disposal and other movements	3	188	191
Hyperinflationary adjustment	(6)	(52)	(58)
Currency retranslation	(8)	(24)	(32)
31 December 2024	(417)	(2,481)	(2,898)
Net book value 31 December 2024(a)	607	1,616	2,223
Includes capital expenditures for assets under construction	10	26	36

Movements during 2023	Land and buildings	Plant and equipment	Total
	(€ million)
Cost
1 January 2023	954	3,842	4,796
Additions through business combinations	—	1	1
Additions	47	231	278
Disposals and other movements	(4)	(175)	(179)
Hyperinflationary adjustment	9	25	34
Currency retranslation	(24)	(84)	(108)
31 December 2023	982	3,840	4,822
Accumulated depreciation
1 January 2023	(371)	(2,319)	(2,690)
Depreciation charge for the year	(21)	(225)	(246)
Disposal and other movements	2	158	160
Hyperinflationary adjustment	(1)	(8)	(9)
Currency retranslation	7	43	50
31 December 2023	(384)	(2,351)	(2,735)
Net book value 31 December 2023(a)	598	1,489	2,087
Includes capital expenditures for assets under construction	8	21	29
Movements during 2022	Land and buildings	Plant and equipment	Total
	(€ million)
Cost
1 January 2022	834	3,632	4,466
Additions	65	228	293
Disposals and other movements	(7)	(235)	(242)
Hyperinflationary adjustment	49	217	266
Currency retranslation	13	—	13
31 December 2022	954	3,842	4,796
Accumulated depreciation
1 January 2022	(334)	(2,158)	(2,492)
Depreciation charge for the year	(21)	(230)	(251)
Disposal and other movements	6	205	211
Hyperinflationary adjustment	(17)	(135)	(152)
Currency retranslation	(5)	(1)	(6)
31 December 2022	(371)	(2,319)	(2,690)
Net book value 31 December 2022(a)	583	1,523	2,106
Includes capital expenditures for assets under construction	6	16	22

(a)
Includes €32 million (2023: €28 million, 2022: €31 million, 1 January 2022: €33 million) of freehold land.

The Ice Cream Business has commitments to purchase property, plant and equipment of €43 million (2023: €53 million, 2022: €45 million, 1 January 2022: €54 million).

8B.   Leased assets
Movements during 2024	Land and buildings	Plant and equipment	Total
	(€ million)
Cost
1 January 2024	317	60	377
Additions	23	17	40
Disposals and other movements	(30)	(24)	(54)
Hyperinflationary adjustment	—	(1)	(1)
Currency retranslation	5	(3)	2
31 December 2024	315	49	364
Accumulated depreciation
1 January 2024	(195)	(35)	(230)
Depreciation charge for the year	(34)	(13)	(47)
Disposal and other movements	25	23	48
Currency retranslation	(3)	—	(3)
31 December 2024	(207)	(25)	(232)
Net book value 31 December 2024	108	24	132
Movements during 2023	Land and buildings	Plant and equipment	Total
	(€ million)
Cost
1 January 2023	332	59	391
Additions through business combinations	2	—	2
Additions	56	15	71
Disposals and other movements	(69)	(14)	(83)
Hyperinflationary adjustment	—	2	2
Currency retranslation	(4)	(2)	(6)
31 December 2023	317	60	377
Accumulated depreciation
1 January 2023	(215)	(36)	(251)
Depreciation charge for the year	(39)	(11)	(50)
Disposal and other movements	57	12	69
Hyperinflationary adjustment	—	(1)	(1)
Currency retranslation	2	1	3
31 December 2023	(195)	(35)	(230)
Net book value 31 December 2023	122	25	147
Movements during 2022	Land and buildings	Plant and equipment	Total
	(€ million)
Cost
1 January 2022	344	57	401
Additions	25	10	35
Disposals and other movements	(41)	(9)	(50)
Hyperinflationary adjustment	—	1	1

Movements during 2022	Land and buildings	Plant and equipment	Total
	(€ million)
Currency retranslation	4	—	4
31 December 2022	332	59	391
Accumulated depreciation
1 January 2022	(205)	(32)	(237)
Depreciation charge for the year	(40)	(12)	(52)
Disposal and other movements	32	8	40
Currency retranslation	(2)	—	(2)
31 December 2022	(215)	(36)	(251)
Net book value 31 December 2022	117	23	140

The Ice Cream Business’s leases mainly comprise land and buildings and plant and equipment. The Ice Cream Business leases land and buildings for manufacturing, warehouse facilities and office space and also subleases some of the properties under operating leases. The Ice Cream Business has leases for vehicles and equipment.
The Ice Cream Business has recognised in the income statement an expense of €9 million (2023: €12 million, 2022: €11 million) for short term leases.
During the year, the Ice Cream Business recognised income of €nil million (2023: €1 million, 2022: €1 million) from sublet properties.
The total cash outflow for leases were €46 million (2023: €52 million, 2022: €54 million).
Lease liabilities are shown in note 13.
9   Other non-current assets
	31 December			1 January
	2024	2023	2022	2022
	(€ million)
Long-term trade and other receivables(a)	26	60	67	39
Other non-current assets(b)	3	3	4	3
	29	63	71	42

(a)
Including indirect tax receivable where the Ice Cream Business does not have the contractual right to receive payment within 12 months.

(b)
Includes financial assets.

10   Inventories
Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.
	31 December			1 January
Inventories	2024	2023	2022	2022
	(€ million)
Raw materials and consumables	242	221	243	182
Finished goods and goods for resale	726	750	802	607
Total inventories	968	971	1,045	789
Provision for inventories	(48)	(56)	(54)	(38)
	920	915	991	751

Provision for inventories	2024	2023	2022
	(€ million)
1 January	56	54	38
Charge to income statement	16	23	32
Reduction/releases	(23)	(14)	(14)
Currency retranslation	(1)	(7)	(2)
31 December	48	56	54
Inventories with a value of €28 million (2023: €30 million, 2022: €18 million,1 January 2022: €16 million) are carried at net realisable value, this being lower than cost. During 2024, €32 million (2023: €53 million, 2022: €46 million) was charged to the income statement for damaged and lost inventories.
11   Trade and other current receivables
Trade and other current receivables are initially recognised at fair value plus any directly attributable transaction costs. Subsequently, these assets are held at amortised cost, using the effective interest method and net of any impairment losses. Discounts payable to customers are shown as a reduction in trade receivables when there is a legal right and intent to settle them on a net basis.
The Ice Cream Business does not consider the fair values of trade and other receivables to be significantly different from their carrying values. Concentrations of credit risk with respect to trade receivables are limited due to the Ice Cream Business’s customer base being large and diverse. The Ice Cream Business’s historical experience of collecting receivables, supported by the level of default, is that credit risk is low across territories and so trade receivables are considered to be a single class of financial assets. Impairment for trade receivables is calculated for specific receivables with known or anticipated issues affecting the likelihood of recovery and for balances past due with a probability of default based on historical data as well as relevant forward-looking information.
	31 December			1 January
Trade and other current receivables	2024	2023	2022	2022
	(€ million)
Due within one year
Trade receivables	391	391	343	306
Prepayments and accrued income	22	36	90	4
Other receivables	222	110	141	100
Trading and other receivables due from Unilever	—	3	13	15
	635	540	587	425
Included within trade receivables are discounts due to the Ice Cream Business’s customers of €360 million (2023: €352 million, 2022: €321 million, 1 January 2022: €286 million). Other receivables comprises financial assets of €109 million (2023: €7 million, 2022: €9 million, 1 January 2022: €13 million) and non-financial assets of €113 million (2023: €103 million, 2022: €132 million,1 January 2022: €87 million). Financial assets include derivatives, royalty receivables, and employee advances. Non-financial assets mainly related to reclaimable sales tax of €95 million (2023: €83 million, 2022: €108 million, 1 January 2022: €66 million).
	31 December			1 January
Ageing of trade receivables	2024	2023	2022	2022
	(€ million)
Not overdue	355	364	301	276
Past due less than three months	30	29	43	33
Past due more than three months but less than six months	11	6	8	7
Past due more than six months but less than one year	3	4	1	4

	31 December			1 January
Ageing of trade receivables	2024	2023	2022	2022
	(€ million)
Past due more than one year	16	19	20	15
Total trade receivables	415	422	373	335
Impairment provision for trade receivables	(24)	(31)	(30)	(29)
	391	391	343	306

The total impairment provision includes €24 million (2023: €31 million, 2022: €30 million, 1 January 2022: €29 million) for current trade receivables, €1 million (2023: €1 million, 2022: €1 million,1 January 2022: €1 million) for other current receivables and €2 million (2023: €4 million, 2022: €1 million, 1 January 2022: €1 million) for non-current trade and other receivables.
Impairment provision for trade and other receivables	2024	2023	2022
	(€ million)
1 January	36	32	30
Charge to income statement	5	9	10
Reduction/releases	(11)	(7)	(8)
Currency retranslations	(3)	2	—
31 December	27	36	32
12   Trade payables and other liabilities
Trade payables
Trade payables are initially recognised at fair value less any directly attributable transaction costs. Trade payables are subsequently measured at amortised cost, using the effective interest method.
Other liabilities
Other liabilities are initially recognised at fair value less any directly attributable transaction costs. Subsequent measurement depends on the type of liability:
•
Accruals are subsequently measured at amortised cost, using the effective interest method.

•
Social security and sundry taxes are subsequently measured at amortised cost, using the effective interest method.

•
Deferred consideration is subsequently measured at fair value with changes in the income statement as explained below; and

•
Others are subsequently measured either at amortised cost, using the effective interest method or at fair value, with changes being recognised in the income statement.

Deferred consideration
Deferred consideration represents any payments to the sellers of a business that occur after the acquisition date. These typically comprise contingent consideration and fixed deferred consideration:
•
Fixed deferred consideration is a payment with a due date after acquisition that is not dependent on future conditions; and

•
Contingent consideration is a payment which is dependent on certain conditions being met in the future and is often variable.

All deferred consideration is initially recognised at fair value as at the acquisition date, which includes a present value discount. Subsequently, deferred consideration is measured to reflect the unwinding of discount on the liability, with changes recognised in finance cost within the income statement. In the balance sheet, it is remeasured to reflect the latest estimate of the achievement of the conditions on which the consideration is based; changes in value other than the discount unwind are recognised as acquisition and disposal-related costs in the income statement.
The Ice Cream Business does not consider the fair values of trade payables and other liabilities to be significantly different from their carrying values.
	31 December			1 January
Trade payables and other liabilities	2024	2023	2022	2022
	(€ million)
Current: due within one year
Trade payables	1,182	1,155	1,211	1,078
Accruals	471	469	497	468
Social security and sundry taxes	43	47	51	38
Deferred consideration	—	59	—	—
Others	124	95	104	99
Trade and other payables balances due to Unilever	(2)	1	1	7
	1,818	1,826	1,864	1,690
Non-current: due after more than one year
Accruals	3	3	6	6
Others	5	6	3	3
Total trade payables and other liabilities	8	9	9	9
	1,826	1,835	1,873	1,699
Included within trade payables and other liabilities are discounts due to customers of €319 million (2023: €354 million, 2022: €327 million, 1 January 2022: €284 million).
Included within others are IT, consulting services and VAT tax payable.
Deferred consideration
At 31 December 2023, the total balance of deferred consideration was €59 million, relating to contingent consideration from the Yasso acquisition, this was subsequently settled in 2024 at the same value in U.S. dollars. This contingent consideration payment was dependent on acquired businesses achieving contractually agreed financial targets (mainly relates to cumulative increases in revenue and adjusted profit measures) until 2023, with a maximum contractual amount of €90 million.
Supplier financing arrangements for trade payables
A number of suppliers elect to factor a portion of the receivables balance from the Ice Cream Business with financial institutions. In some instances, the Ice Cream Business provides suppliers and/or banks with visibility of invoices approved for payment, which helps suppliers receive cash from the bank before the invoice due date, if they choose to do so. Payment dates and terms for Unilever do not vary based on whether the supplier chooses to factor their receivable.
If a receivable is purchased by a third-party bank, that third-party bank does not benefit from additional security when compared to the security originally enjoyed by the supplier.
The Ice Cream Business evaluates these arrangements to assess if the payable holds the characteristics of a trade payable or should be classified as a financial liability. At 31 December 2024 and 31 December 2023, all such liabilities were classified as trade payables.

2024
Carrying amount of trade payables
Presented in trade and other payables (€ million)	254
of which suppliers have received payment from finance provider (€ million)	222
Range of payments due dates
Liabilities that are part of the arrangements (days)	180 days
Comparable trade payables that are not part of the arrangement (days)	180 days
In its liquidity assessment, the Ice Cream Business does not consider any supplier financing arrangements as these arrangements are non-recourse to the Ice Cream Business and supplier payment dates and terms for the Ice Cream Business do not vary based on whether the supplier chooses to use such financing arrangements.
13   Capital and funding
Net parent investment
As the Ice Cream Business is not a separate legal group and has not previously prepared standalone financial statements, it is not meaningful to disclose share capital or an analysis of reserves. The net assets of the Ice Cream Business are represented by the cumulative investment of Unilever in the Ice Cream Business and disclosed as Net parent investment.
Other reserves
Other reserves include the foreign currency translation reserve, the cash flow hedge reserve, and the remeasurement of defined benefit pension plans.
Share-based compensation
Unilever operates a number of share-based compensation plans involving options and awards of ordinary shares of Unilever PLC. The Ice Cream Business received an allocation of shared based compensation charges with respect to corporate employees of Unilever (note 4C).
Derivative financial instruments
The Ice Cream Business’s use of, and accounting for, derivative instruments is explained in note 14.
Dividends
The legal entities within the Ice Cream Business paid dividends to Unilever of €11 million in 2024 (2023: €nil and 2022: €nil).
Lease liabilities
Lease liabilities are initially measured at the present value of the lease payments that are not yet paid at the start of the lease term. This is discounted using an appropriate borrowing rate determined by the Ice Cream Business, where none is readily available in the lease contract. The lease liability is subsequently reduced by cash payments and increased by interest costs. The lease liability is remeasured when the Ice Cream Business assesses that there will be a change in the amount expected to be paid during the lease term.
13A.   Net parent investment
Basis of consolidation
The Magnum Ice Cream Company N.V. will become the majority shareholder of all transferring legal entities and will have control in all cases. Information in relation to these legal entities is provided in note 21 on page 71.

Non-controlling interests
The Ice Cream business includes a number of legal entities in which non-controlling interests exist. The share of third parties’ ownership interests in the Ice Cream Business combined carve-out balance sheet and combined carve-out income statement for these legal entities has been recognised and separately included. The most significant non-controlling interests are held in Indonesia and Philippines.
Net parent investment
Transactions with Unilever are included within Net parent investment from the combined carve-out statements of changes in Net parent investment and within financing activities in the combined carve-out cash flow statement and represent the net effect of transactions between the Ice Cream Business and Unilever. The components of Net parent investment are as follows:
	2024	2023	2022
	(€ million)
Transactions with Unilever as reflected in the combined carve-out cash flow statement	(676)	7	(437)
Net monetary loss arising from hyperinflationary economies	—	10	2
Non-cash allocated depreciation and amortisation	63	59	67
Transactions with owners of the non-controlling interests	19	16	19
Transactions with Unilever as reflected in the combined carve-out statement of changes in Net parent investment	(594)	92	(349)
Other reserves
Other reserves include the cash flow hedge reserve, net of tax of €81 million (2023: €(7) million, 2022: €(9) million, 1 January 2022: nil million), the remeasurement of defined benefit pension plans of €70 million (2023: €32 million, 2022: €32 million, 1 January 2022: nil million), and the foreign currency translation reserve of €242 million (2023: €106 million, 2022: €155 million, 1 January 2022: nil million).
13B.   Financial Liabilities
Financial liabilities(a)	Current 2024	Non-current 2024	Total 2024	Current 2023	Non-current 2023	Total 2023
	(€ million)
Bank loans and overdrafts(b)	35	—	35	32	—	32
Lease liabilities	41	103	144	41	115	156
Related party loans with Unilever	9	—	9	—	9	9
Other financial liabilities(c)	—	145	145	—	151	151
Total	85	248	333	73	275	348
Financial liabilities(a)	Current 2024	Non-current 2024	Total 2024	Current 2023	Non-current 2023	Total 2023
	(€ million)
Bank loans and overdrafts(b)	35	—	35	21	—	21
Lease liabilities	38	106	144	41	122	163
Related party loans with Unilever	—	9	9	—	—	—
Other financial liabilities(c)	—	151	151	—	129	129
Total	73	266	339	62	251	313

(a)
Financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 11 and 12 respectively.

(b)
Bank loans and overdrafts do not include any secured liabilities.

(c)
Other financial liabilities includes an option to acquire non-controlling interests from RFM Corporation, the Philippines Joint Venture. The Ice Cream Business owns 50%+1 share and, under the terms of the shareholder agreement dating back to March 1999, each year within one month of 31 December, RFM Corporation has the right to require The Ice Cream Business to purchase all or a proportion of RFM’s shares in the joint venture at a price defined in the shareholder agreement.

Reconciliation of liabilities arising from financing activities:
			Non-cash movement
Movements in 2024	Opening balance as at 1 January	Cash movement	Business acquisitions/ disposals	Fair value changes	Other non-cash movements	Foreign exchange changes	Closing balance at 31 December
	(€ million)
Bank loans and overdrafts(a)	(32)	(3)	—	—	—	—	(35)
Lease liabilities(b)	(156)	39	—	—	(26)	(1)	(144)
Related party loans with Unilever	(9)	—	—	—	—	—	(9)
Total(c)	(197)	36	—	—	(26)	(1)	(188)
			Non-cash movement
Movements in 2023	Opening balance as at 1 January	Cash movement	Business acquisitions/ disposals	Fair value changes	Other non-cash movements	Foreign exchange changes	Closing balance at 31 December
	(€ million)
Bank loans and overdrafts(a)	(35)	2	—	—	—	1	(32)
Lease liabilities(b)	(144)	45	(2)	—	(59)	4	(156)
Related party loans with Unilever	(9)	—	—	—	—	—	(9)
Total(c)	(188)	47	(2)	—	(59)	5	(197)
			Non-cash movement
Movements in 2023	Opening balance as at 1 January	Cash movement	Business acquisitions/ disposals	Fair value changes	Other non-cash movements	Foreign exchange changes	Closing balance at 31 December
	(€ million)
Bank loans and overdrafts(a)	(21)	(15)	—	—	—	1	(35)
Lease liabilities(b)	(163)	49	—	—	(29)	(1)	(144)
Related party loans with Unilever	—	(9)	—	—	—	—	(9)
Total(c)	(184)	25	—	—	(29)	—	(188)

(a)
These cash movements are included within the following lines in the combined cash flow statement: net change in short-term borrowings, additional financial liabilities and repayment of financial liabilities. The difference of €3 million (2023: €2 million, and 2022: €1 million) represents cash movements in overdrafts that are not included in financing cash flows.

(b)
Lease liabilities cash movement is included within capital element of lease payments in the consolidated cash flow statement.

(c)
The reconciliation of liabilities arising from financing activities excludes the put option of €145m in 2024 (2023: €151m, 2022: €151m and 1 January 2022: €129m) as this arises from an option to acquire non-controlling interests (as detailed above) which if exercised would classify as arising from investing activity.

14   Treasury Risk Management
Derivatives and Hedge accounting
Derivatives are measured at fair value with any related transaction costs expensed as incurred. The treatment of changes in the value of derivatives depends on their use as explained below.
(i)
Cash flow hedges(a)

Certain derivatives are held to hedge the uncertainty in timing or amount of future forecast cash flows. Such derivatives are classified as being part of cash flow hedge relationships. For an effective hedge, gains and losses from changes in the fair value of derivatives are recognised in Net parent investment. Cost of hedging, where material and opted for, is recorded within Net parent investment. Any ineffective elements of the hedge are recognised in the income statement. If the hedged cash flow relates to a non-financial asset, the amount accumulated in Net parent investment is subsequently included within the carrying value of that asset. For other cash flow hedges, amounts deferred in Net parent investment are taken to the Income Statement at the same time as the related cash flow.
When a derivative no longer qualifies for hedge accounting, any cumulative gain or loss remains in Net parent investment until the related cash flow occurs. When the cash flow takes place, the cumulative gain or loss is taken to the Income Statement. If the hedged cash flow is no longer expected to occur, the cumulative gain or loss is taken to the income statement immediately.
(ii)
Derivatives for which hedge accounting is not applied

Derivatives not classified as hedges are held in order to hedge certain balance sheet items and commodity exposures. No hedge accounting is applied to these derivatives, which are carried at fair value with changes being recognised in the Income Statement.
Unilever’s Treasury provides central deposit taking, funding and foreign exchange management services for the Unilever’s operations, including those of the Ice Cream Business. The department is governed by standards and processes which are approved by the Unilever Leadership Executive (“ULE”). In addition to guidelines and exposure limits, a system of authorities and extensive independent reporting covers all major areas of activity. Performance of Unilever treasury department is monitored closely by senior management and reviews are undertaken periodically by corporate audit.
Unilever’s Treasury activities in relation to the Ice Cream Business are designed to:
•
protect the Ice Cream Business’s financial results and position from the financial risks mentioned below;

•
maintain market risks within acceptable parameters, while optimising returns (see note 14B); and

•
provide adequate and sufficient funding to the Ice Cream Business.

Unilever’s Treasury maintains a list of approved financial instruments. The use of any new instrument must be approved by the Unilever Chief Financial Officer. The use of leveraged instruments is not permitted.
Unilever’s central Commodity Risk Management (CRM) team provide commodity risk services for the Unilever’s operations, including those of the Ice Cream Business. Commodity hedging is undertaken by the CRM team who monitor commodity exposures for the whole Unilever business. The primary objective of the CRM policy is to delay the (gross) margin impact of commodity market volatility and allow time to take corrective pricing action.
The Ice Cream Business’s capital requirements have been centrally managed by Unilever, who has provided funding to safeguard the Ice Cream Business’s ability to continue as a going concern and to optimise returns to Unilever. The Ice Cream Business is not subject to financial covenants in any of its significant financing agreements.

(a)
Applying hedge accounting has not led to material ineffectiveness being recognised in the income statement for 2024, 2023 and 2022.

The Ice Cream Business does not have its own credit rating.
The Ice Cream Business is exposed to the following financial risks that arise from its use of financial instruments, the management of which is described in the following sections:
•
liquidity risk (see note 14A);

•
market risk (see note 14B); and

•
credit risk (see note 15B).

14A.   Management of liquidity risk
Liquidity risk is the risk that the Ice Cream Business will face in meeting its obligations associated with its financial liabilities. In conjunction with Unilever Treasury, the Ice Cream Business’s approach to managing liquidity is to ensure that it has sufficient funds to meet its liabilities when due without incurring unacceptable losses. The Ice Cream Business is reliant on Unilever Treasury to meet its obligations associated with its financial liabilities in both normal and stressed conditions.
The financial liabilities of the Ice Cream Business at the balance sheet date are mainly lease liabilities and other financial liabilities (note 13) and trade payables (note 12) which are mostly short term in nature. The financial assets of the Ice Cream Business at the balance sheet date are mainly trade receivables (note 11) from reputable customers which are short term in nature.
The Ice Cream Business has maintained a positive cash balance throughout 2022, 2023 and 2024. This was the result of cash delivery from the business, coupled with the proceeds from loans provided by the Unilever Group.
The following table shows contractually based undiscounted cash flows, including expected interest payments, which are payable under financial liabilities at the balance sheet date:
Undiscounted cash flows	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount as shown in balance sheet
	(€ million)
31 December 2024
Non-derivative Financial liabilities:
Bank loans and overdrafts	(35)	—	—	—	—	—	(35)	(35)
Related party loans with Unilever	(9)	—	—	—	—	—	(9)	(9)
Lease liabilities	(57)	(35)	(26)	(18)	(34)	(32)	(202)	(144)
Other financial liabilities	—	(145)	—	—	—	—	(145)	(145)
Trade payables excluding social security and sundry taxes	(1,775)	(8)	—	—	—	—	(1,783)	(1,783)
	(1,876)	(188)	(26)	(18)	(34)	(32)	(2,174)	(2,116)
Derivative Financial liabilities:
Commodity derivatives:
Derivative contracts – receipts	105	—	—	—	—	—	105	105
	(1,77)	(188)	(26)	(18)	(34)	(32)	(2,069)	(2,011)

Undiscounted cash flows	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount as shown in balance sheet
	(€ million)
31 December 2023
Non-derivative Financial liabilities:
Bank loans and overdrafts	(32)	—	—	—	—	—	(32)	(32)
Related party loans with Unilever	—	(9)	—	—	—	—	(9)	(9)
Lease liabilities	(63)	(49)	(30)	(21)	(30)	(42)	(235)	(156)
Other financial liabilities	—	(151)	—	—	—	—	(151)	(151)
Trade payables excluding social security and sundry taxes	(1,779)	(9)	—	—	—	—	(1,788)	(1,788)
	(1,874)	(218)	(30)	(21)	(30)	(42)	(2,215)	(2,136)
Derivative Financial liabilities:
Commodity derivatives:
Derivative contracts – payments	(1)	—	—	—	—	—	(1)	(1)
	(1,875)	(218)	(30)	(21)	(30)	(42)	(2,216)	(2,137)
Undiscounted cash flows	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount as shown in balance sheet
	(€ million)
31 December 2022
Non-derivative Financial liabilities:
Bank loans and overdrafts	(35)	—	—	—	—	—	(35)	(35)
Related party loans with Unilever	—	—	(9)	—	—	—	(9)	(9)
Lease liabilities	(45)	(41)	(30)	(19)	(27)	(33)	(195)	(144)
Other financial liabilities	—	(151)	—	—	—	—	(151)	(151)
Trade payables excluding social security and sundry taxes	(1,813)	(9)	—	—	—	—	(1,822)	(1,822)
	(1,893)	(201)	(39)	(19)	(27)	(33)	(2,212)	(2,161)
Derivative Financial liabilities:
Commodity derivatives:
Derivative contracts – payments	(4)	—	—	—	—	—	(4)	(4)
	(1,897)	(201)	(39)	(19)	(27)	(33)	(2,216)	(2,165)

Undiscounted cash flows	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount as shown in balance sheet
	(€ million)
1 January 2022
Non-derivative Financial liabilities:
Bank loans and overdrafts	(21)	—	—	—	—	—	(21)	(21)
Lease liabilities	(49)	(41)	(31)	(25)	(28)	(38)	(212)	(163)
Other financial liabilities	—	(129)	—	—	—	—	(129)	(129)
Trade payables excluding social security and sundry taxes	(1,652)	(9)	—	—	—	—	(1,661)	(1,661)
	(1,722)	(179)	(31)	(25)	(28)	(38)	(2,023)	(1,974)
Derivative Financial liabilities:
Commodity derivatives:
Derivative contracts – receipts	8	—	—	—	—	—	8	8
	(1,714)	(179)	(31)	(25)	(28)	(38)	(2,015)	(1,966)
These contractually agreed undiscounted cash flows reflect the portion of total Unilever cash flows relevant to the Ice Cream Business.
14B.   Management of market risk
The Ice Cream Business’s size and operations result in it being exposed to the following market risks that arise from its use of financial instruments:
•
Currency risk (see table below)

The Ice Cream Business is exposed to movements in the underlying currency of the Ice Cream Business’s sales and purchases as well as transacted commodity prices that are mainly denominated in USD.
•
Commodity price risk (see table below)

The key commodities used by the Ice Cream Business are sugar, dairy, cocoa. Management aims to minimise the impact of commodity market volatility on (gross) margin and allow time to take corrective pricing action (‘pricing horizons’). Commodity hedging is undertaken based on 100% of the volume exposure around the pricing horizon, although hedging can be undertaken up to 52 weeks with approval and within limits.
•
Interest rate risk (see table below)

The above risks may affect the Ice Cream Business’s income and expenses, or the value of its financial instruments. The Ice Cream Business’s objective in managing market risk is to maintain it within acceptable parameters, while optimising returns. Generally, the Ice Cream Business applies hedge accounting, of which is managed by Unilever, to mitigate the volatility in profit and loss arising from market risks (including the Ice Cream Business’s exposures to market risks).
The Ice Cream Business’s exposure to, and management of, these risks is explained below.

Potential impact of risk	Management policy and hedging strategy	Sensitivity to the risk
(i)   Commodity Price Risk
The Ice Cream Business is exposed to the risk of changes in commodity prices in relation to its purchase of certain raw materials.
At 31 December 2024, the Ice Cream Business had hedged its exposure to future commodity purchases with commodity derivatives valued at €296 million (2023: €83 million, 2022: €83 million, 1 January 2022: €116 million).

The Ice Cream Business uses commodity forwards, futures, swaps and option contracts to hedge against this risk. All commodity forward contracts hedge future purchases of raw materials and the contracts are settled either in cash or by physical delivery.
The Ice Cream Business also hedges risk components of commodities where it is not possible to hedge the commodity in full. This is done with reference to the contract to purchase the hedged commodity.
Commodity derivatives are generally designated as hedging instruments in cash flow hedge accounting relations. All commodity derivative contracts were done in line with approvals from the Global Commodity Executive which is chaired by the Unilever Chief Business Operations Officer (CBOO) or the Global Commodity Operating Team which is chaired by the Chief Procurement Officer.

A 10% increase in commodity prices as at 31 December 2024 would have led to a €42 million gain on the commodity derivatives in Net Parent Investment (2023: €9 million gain, 2022: €8 million gain in Net Parent Investment). A decrease of 10% in commodity prices on a full-year basis would have the equal but opposite effect.
In 2024, the pricing of cocoa experienced unprecedented fluctuations which resulted in the significant increase in the fair value which used to be immaterial in prior years. A 20% (30%) increase in cocoa prices as at 31 December 2024 would have led to a €58 million (€86 million) gain on the commodity derivatives in Net Parent Investment. A decrease of 20% (30%) in cocoa prices on a full-year basis would have the equal but opposite effect.

(ii)   Currency Risk
Because of the Ice Cream Business’s global reach, it is subject to the risk that changes in foreign currency rate impact the Ice Cream Business’s sales and purchases. The Ice Cream Business is also exposed to movements in the underlying currency of transacted commodity prices that are mainly denominated in USD.
The exposure to the Ice Cream Business from companies holding financial assets and liabilities other than their functional currency is not significant.

Unilever treasury manages currency exposures in the Ice Cream Business within prescribed limits, mainly through the use of forward foreign currency exchange contracts.
Operating companies manage foreign exchange exposures within prescribed limits.
The aim of the approach to management of currency risk is to leave the Ice Cream Business with no material residual risk. This aim has been achieved in all years presented.
Forward contracts are used and executed by Unilever but are not brought into the carve-out financial statements.
The foreign exchange risk impact on the Income Statement and Net parent investment with respect to financial instruments is not significant.

Potential impact of risk	Management policy and hedging strategy	Sensitivity to the risk
(iii)   Interest Rate Risk
The Ice Cream Business is exposed to market interest rate fluctuations on its floating rate debt. Increases in benchmark interest rates could increase the interest cost of the floating-rate debt and increase the cost of future borrowings. At 31 December 2024, interest rates were fixed on 72.58% of the expected financial liabilities (excluding lease liabilities), 71.90% at December 2023, 76.72% at December 2022 and 99.69% at 1 January 2022.	The Ice Cream Business’s interest rate management approach aims for an optimal balance between fixed and floating-rate interest rate exposures on expected net debt. The objective of this approach is to minimise annual interest costs after tax. No derivatives were used to hedge the interest rate on the debt of the Ice Cream Business.	The interest rate risk impact on the income statement is not significant.
14C.   Derivatives and hedging
The Ice Cream Business does not use derivative financial instruments for speculative purposes. The uses of derivatives and the related values of derivatives are summarised in the following table. Derivatives used to hedge:
	Trade and other receivables	Trade payables and other liabilities	Total
	€ million
31 December 2024
Commodity contracts
Cash flow hedges(a)	105	—	105
Total assets	105	—	105
31 December 2023
Commodity contracts
Cash flow hedges	—	(1)	(1)
Total liabilities	—	(1)	(1)
31 December 2022
Commodity contracts
Cash flow hedges	—	(4)	(4)
Total liabilities	—	(4)	(4)
1 January 2022
Commodity contracts
Cash flow hedges	8	—	8
Total assets	8	—	8

(a)
Ice Cream Business makes use of cocoa futures and options to hedge their forward physical purchases of cocoa and other chocolate products. At 31 December 2024, the Ice Cream Business had hedged its exposure to future cocoa purchases with notional amount at 26,290 metric tons and contract price at €6,451 per metric tonne. Cash flow hedge accounting is applied to these derivatives with the fair value gain/loss being recognised in the hedge reserve and then being released in line with the underlying physical purchases. At 31 December 2024, the Ice Cream Business had a €115 million gain in cash flow hedge reserve, including a €10 million gain on settlement associated with the underlying physical purchases within 12 months.
The derivatives in the cash flow hedging relationships are expected to have an impact on the profit and loss within 12 months. A €2 million debit (2023: €4 million debit; 2022: €8 million credit) was recycled from the Net parent investment to the income statement during the year.
15   Investment and return
Cash and cash equivalents
Cash and cash equivalents in the combined carve-out balance sheet include deposits and short-term deposits. To be classified as cash and cash equivalents, an asset must:
•
be readily convertible into cash;

•
have an insignificant risk of changes in value; and

•
have a maturity period of three months or less at acquisition.

Cash and cash equivalents in the cash flow statement also include bank overdrafts and are recorded at amortised cost.
15A.   Financial assets
The Ice Cream Business aims to protect the value of financial investments while maximising returns. The fair value of financial assets is the same as the carrying amount for 31 December 2024, 31 December 2023, 31 December 2022, 1 January 2022. The Ice Cream Business’s cash resources are shown below.
	31 December			1 January
Financial assets(a)	2024	2023	2022	2022
	€ million
Cash and cash equivalents
Cash at bank and in hand	53	47	40	49
Short-term deposits with maturity of less than three months	17	5	4	2
	70	52	44	51

(a)
For the purposes of note 15A, financial assets exclude trade and other current receivables which are covered in note 11.

	31 December			1 January
Cash and cash equivalents reconciliation to the cash flow	2024	2023	2022	2022
	€ million
Cash and cash equivalents per balance sheet	70	52	44	51
Less: bank overdrafts	(3)	(2)	(1)	—
Cash and cash equivalents per cash flow statement	67	50	43	51
15B.   Credit Risk
Credit risk is the risk of financial loss to the Ice Cream Business if a customer or counterparty fails to meet its contractual obligations. The Ice Cream Business’s trade receivables are short term in nature and largely comprise amounts receivable from reputable customers. Additional information in relation to credit risk on trade receivables is given in note 11. Credit risk related to the use of treasury instruments is managed on a total Unilever basis. This risk arises from transactions with financial institutions involving cash and cash equivalents and deposits. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. To reduce this risk, Unilever has concentrated its main activities with a limited number of counterparties which have secure credit ratings. Individual risk limits are set for each counterparty based on financial position, credit rating and past experience. Credit limits and concentration of exposures are actively monitored by Unilever’s treasury department. Netting agreements are also put in place by Unilever with Unilever’s principal counterparties. In the case of a default, these arrangements would allow Unilever to net assets and liabilities across transactions with that counterparty. However, these netting agreements are not relevant to the Ice Cream Business.
Further details in relation to the Ice Cream Business’s exposure to credit risk are shown in notes 11 and 15A.
16   Financial instruments fair value risk
Assets and liabilities carried at fair value
Derivatives and other cash equivalents are valued using valuation techniques with market observable inputs (level 2). There are no derivatives and other cash equivalents valued at quoted prices for identical instruments (level 1) or not based on observable market data (level 3). The models incorporate various inputs including the credit quality of counter-parties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodities.
The Put option has been valued at the redemption value with subsequent changes in finance costs (level 3). The redemption value is derived from a formula defined in the shareholder agreement which uses historical financial information, multipliers, and CPI adjustments. The impact in 2024 income statement due to the Put option is a gain of €6 million (2023: €0 million, 2022: loss of €(22) million).
Other financial assets and liabilities
Cash and short-term deposits, trade and other current receivables, overdrafts, trade payables and other current liabilities have fair values that approximate to their carrying amounts due to their short-term nature.
Related party loans with Unilever, lease liabilities and non-current receivables and payables have a fair value considered to be materially equal to the carrying value based on the net present value of the anticipated future cash flows associated with these instruments using rates currently available for debt on similar terms, credit risk and remaining maturities.
17   Provisions
Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.
	31 December			1 January
Provisions	2024	2023	2022	2022
	€ million
Due within one year	102	31	43	29
Due after one year	39	72	69	66
Total provisions	141	103	112	95
Movements during 2024	Restructuring	Legal	Brazil indirect taxes	Other	Total
	€ million
1 January 2024	18	30	30	25	103
Income Statement:
Charges	75	7	2	10	94
Releases	(1)	(4)	—	(4)	(9)

Movements during 2024	Restructuring	Legal	Brazil indirect taxes	Other	Total
	€ million
Utilisation	(9)	(6)	(22)	(7)	(44)
Currency retranslation	2	(1)	(4)	—	(3)
31 December 2024	85	26	6	24	141

Movements during 2023	Restructuring	Legal	Brazil indirect taxes	Other	Total
	€ million
1 January 2023	36	21	27	28	112
Income Statement:
Charges	4	18	2	11	35
Releases	(4)	(1)	—	(6)	(11)
Utilisation	(20)	(8)	—	(10)	(38)
Currency retranslation	2	—	1	2	5
31 December 2023	18	30	30	25	103
Movements during 2022	Restructuring	Legal	Brazil indirect taxes	Other	Total
	€ million
1 January 2022	21	15	24	35	95
Income Statement:
Charges	31	10	2	4	47
Releases	(3)	(3)	(1)	(5)	(12)
Utilisation	(16)	(3)	(2)	(6)	(27)
Currency retranslation	3	2	4	—	9
31 December 2022	36	21	27	28	112
Restructuring provisions primarily include people costs such as redundancy costs and the cost of compensation where manufacturing, distribution, service or selling agreements are to be terminated. The Ice Cream Business expects these provisions to be substantially utilised within the next few years.
The Ice Cream Business is involved from time to time in legal and arbitration proceedings arising in the ordinary course of business. These proceedings and investigations are at various stages and concern a variety of product markets. Where specific issues arise, provisions are made to the extent appropriate. Due to the nature of the legal cases, the timing of utilisation of these provisions is uncertain.
Provisions for Brazil indirect taxes are separate from the matters listed as contingent liabilities in note 18. The Ice Cream Business does not have provisions and contingent liabilities for the same matters. Due to the nature of disputed indirect taxes, the timing of utilisation of these provisions is uncertain.
Other includes provisions for indirect taxes in countries other than Brazil, interest on tax provisions and provisions for various other matters. The timing of utilisation of these provisions is uncertain.
Subject to the final separation agreements, the Ice Cream Business expects to indemnify Unilever for the outflow of resources against the above provisions in situations where they cannot be legally transferred to the Ice Cream Business.
18   Commitments and contingent liabilities
Commitments
Lease commitments are the future cash out flows from the lease contracts which are not recorded in the measurement of lease liabilities. These include potential future payments related to leases of low value assets, leases which are less than twelve months, variable leases, extension and termination options and leases not yet commenced but which the Ice Cream Business has committed to.
Other commitments principally comprise commitments under contracts to purchase materials and services. They do not include commitments to purchase property, plant and equipment, which are reported in note 8.
	31 December						1 January
	2024		2023		2022		2022
Other commitments fall due as follows:	Leases	Other commitments	Leases	Other commitments	Leases	Other commitments	Leases	Other commitments
	€ million
Within 1 year	7	13	6	11	5	14	2	16
Later than 1 year but not later than 5 years	15	5	11	6	10	14	3	9
Later than 5 years	1	2	3	—	2	—	—	—
	23	20	20	17	17	28	5	25
Contingent liabilities
Contingent liabilities are either possible obligations that will probably not require a transfer of economic benefits, or present obligations that may, but probably will not, require a transfer of economic benefits. It is not appropriate to make provisions for contingent liabilities, but there is a chance that they will result in an obligation in the future. Assessing the amount of liabilities that are not probable is highly judgemental, so contingent liabilities are disclosed on the basis of the known maximum exposure.
Contingent liabilities arise in respect of litigation against Ice Cream Business companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. In many markets, there is a high degree of complexity involved in the local tax regimes. The majority of contingent liabilities are in respect of fiscal matters in Brazil, with no other contingent liability being individually material. The Company is involved in processes for which management, based on the evaluation of its legal advisors, both internal and external, judged the risk of loss as possible. The obligations arising from these processes are considered contingent liabilities, as it is not more likely than not an outflow of resources embodying economic benefits will be required to settle the obligation.
In the case of fiscal matters, the known maximum exposure is the amount included in a tax assessment.
	31 December			1 January
Summary of contingent liabilities	2024	2023	2022	2022
	€ million
Brazil tax assessments	98	117	100	79
Other contingent liabilities	5	5	10	10
Total contingent liabilities	103	122	110	89
The contingent liabilities reported for indirect taxes relating to disputes with the Brazilian authorities are separate from the provisions listed in note 17. The Ice Cream Business does not hold provisions and contingent liabilities for the same matters. Subject to the final separation agreements, the Ice Cream Business expects to indemnify Unilever for the above mentioned contingent liabilities.
19   Acquisitions and disposals
Business combinations are accounted for using the acquisition accounting method as at the acquisition date, which is the date at which control is transferred to the Ice Cream Business.
Goodwill is measured at the acquisition date as the fair value of consideration transferred, plus non-controlling interests and the fair value of any previously held equity interests less the net recognised amount (which is generally fair value) of the identifiable assets and liabilities assumed. Goodwill is subject to an annual review for impairment (or more frequently if necessary) in accordance with the accounting policies of the Ice Cream Business. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is provided in note 7.
Transaction costs are expensed as incurred.
In 2023, the Ice Cream Business completed the Yasso acquisition listed below. The net consideration for the Yasso acquisition in 2023 is €645 million. The fair value of net assets recognised on the balance sheet is €346 million. The main asset acquired was the brand intangible valued (€389m) using an income approach model by estimating future cash flows generated by the brand and discounting them to present value using rates in line with a market participant expectation. The key assumptions in the brand valuation are revenue growth, discount rates and royalty rate which sensitivity is as follows:
Change
	1%	-1%
Revenue growth	+€27m	-€26m
Royalty rate	+€28m	-€29m
Discount rate	-€48m	+€40m
A net deferred tax liability primarily related to the brand intangibles estimated at €78 million was also recognised.
As part of the acquisition, goodwill of €299 million has been recognised and is not deductible for tax purposes. Since the acquisition date and as of the end of 2023, the goodwill balance has decreased by €2 million as a result of foreign exchange. More information related to the 2023 acquisitions is provided below.
Deal completion date	Acquired/disposed business
1 August 2023	Acquired 100% of Yasso Holdings, Inc. (‘Yasso’), a premium frozen Greek yogurt brand in the United States offering a high-quality range of low-calorie yet indulgent products. The acquisition is aligned to the premiumisation strategy of the Ice Cream Business.
There were no acquisitions for the years ended 2024 and 2022.
Effect on combined carve-out income statement
The acquisition deal completed in 2023 has contributed €72 million to the Ice Cream Business revenue and €23 million to the Ice Cream Business operating profit since the date of acquisition until 31 December 2023. If the acquisition deal completed in 2023 had all taken place at the beginning of the year, the Ice Cream Business revenue would have been €7,723 million, and the Ice Cream Business operating profit would have been €764 million.
Effect on combined carve-out balance sheet
Acquisitions
The following table sets out the overall impact of the Yasso acquisition in 2023 on the combined balance sheet.
31 December 2023
€ million
Net assets acquired	346
Goodwill	299
Total consideration	645

In 2023, the fair value of net assets acquired and total payment for acquisitions consists of:
2023
€ million
Intangible assets	389
Other non-current assets	2
Trade and other receivables	22
Other current assets(a)	33
Non-current liabilities(b)	(81)
Current liabilities	(19)
Net assets acquired	346
Goodwill	299
Total consideration	645
Of which:
Cash consideration paid	622
Deferred consideration	23
Total consideration	645

(a)
Other current assets include inventories of €16 million and cash and cash equivalents of €18 million.

(b)
Non-current liabilities include net of deferred tax of €78 million.

Goodwill represents the future value that the Ice Cream Business believes it will obtain through operational synergies and the application of acquired company ideas to existing Unilever channels and businesses. Detailed information relating to goodwill is provided in note 7.
Disposals
There were no disposals during the years ended 2024, 2023 and 2022.
20   Related party transactions
Transactions and balances between the Ice Cream Business and the rest of the Unilever Group represent third-party transactions and are considered to be related parties from the perspective of the Ice Cream Business. Related party transactions are made on terms equivalent to those that prevail in arm’s length transactions.
The ultimate controlling party of the Ice Cream Business is Unilever PLC. Related party transactions are defined as transactions with Unilever Group, which includes Unilever’s Ice Cream business in Russia, India and Unilever’s investments in associates and joint ventures of Unilever Group that include Ice Cream activity (Unilever FIMA LDA, Al Gurg Unilever (LLC), Thani Murshid Unilever LLC and Unilever Bahrain W.L.L.).
There are a number of indirect central costs that have been allocated to these combined carve-out financial statements to reflect the fact that the Ice Cream Business operated as part of the wider Unilever Group. These costs primarily relate to general marketing and corporate expenses including finance, legal, information technology, human resources, communications, and audit. These expenses have been allocated to the Ice Cream Business on the basis of direct usage where identifiable, or by using allocation drivers based on the nature of the expense and are recorded in Cost of Sales and Selling & administrative expenses. On a go forward basis, this will be replaced by a combination of TSA charges or recruitment of new staff, with certain TSA costs being subject to a 5% margin.

Transactions with Unilever can be summarised as follows:
Transactions with related parties	2024	2023	2022
	€ million
Ice Cream sales to Unilever	42	56	58
Ice Cream purchases from Unilever	27	24	21
Indirect and general corporate expenses – allocations from Unilever	191	177	192
Allocated depreciation and amortisation	63	59	67
Royalty and service fees from Unilever	27	27	18
Interest expense on related party loans is considered to be immaterial and therefore not presented in the related party transactions above.
The following related party balances existed between the Ice Cream Business and Unilever Group:
	31 December			1 January
Period end balances with Unilever	2024	2023	2022	2022
	€ million
Loan balances payable to Unilever	9	9	9	—
Trading and other receivables balances due from Unilever	12	9	17	20
Trading and other payables balances due to Unilever	7	6	11	15
Certain transactions with the Ice Cream Business are deemed to be settled directly through the Net parent investment line — please see the disclosure underneath the combined carve-out statement of changes in Net parent investment on page 5.
Loan balances payable to Unilever
Loan balances payable to Unilever consist of loans between Ice Cream legal entities and Unilever. These loans are unsecured, repayable within 2 years and are interest bearing with rates as set out below.
Loan balances as at 31 December 2024:
Borrowing entity	Currency	Maturity date	Interest rate %	31 December 2024
				€ million
Unilever Ice Cream Bulgaria EOOD	BGN	09/05/25	EURIBOR 6M + 4.188%, floored at 0%	9
Total				9
Loan balances as at 31 December 2023:
Borrowing entity	Currency	Maturity date	Interest rate %	31 December 2024
				€ million
Unilever Ice Cream Bulgaria EOOD	BGN	09/05/25	EURIBOR 6M + 4.188%, floored at 0%	9
Total				9

Loan balances as at 31 December 2022:
Borrowing entity	Currency	Maturity date	Interest rate %	31 December 2024
				€ million
Unilever Ice Cream Bulgaria EOOD	BGN	09/05/25	EURIBOR 6M + 4.188%, floored at 0%	9
Total				9
No loan balances were outstanding as at 1 January 2022.
21   Legal entities
The Ice Cream Business is not operated on a worldwide basis from within separate legal entity structures. As such these combined carve-out financial statements include balances from Unilever legal entities to the extent that they are attributable to the Ice Cream Business, as set out in the Basis of Preparation. The percentage of share capital shown below represents the aggregate percentage of equity capital directly or indirectly held by Unilever PLC in the Ice Cream Business. The companies are incorporated and principally operated in the countries under which they are shown except where stated otherwise.
The following legal entities are transferring to the Ice Cream Business:
Country of Incorporation	Name of Undertaking	Shareholding %
Australia	Ben & Jerry’s Franchising Australia Limited	100%
Austria	Delico Handels GmbH	100%
Brazil	Unilever Brasil Gelados Ltda	100%
Bulgaria	Unilever Ice Cream Bulgaria EOOD	100%
China	Wall`s (China) Co. Limited	100%
France	Cogesal-Miko S.A.S.	100%
France	Unilever Retail Operations France SAS (UROF)	100%
Israel	Glidat Strauss Ltd.	100%
Italy	GROMART S.r.l.	100%
Lithuania	UAB Unilever Lietuva ledu gamyba	100%
Netherlands	Ben en Jerry’s Hellendoorn B.V.	100%
New Zealand	Ben & Jerry’s Franchising New Zealand Ltd	100%
Philippines	Magnum RFM Ice Cream, Inc.	50% + 1 share
Philippines	Selecta Walls Land Corp Inc.	50%
Philippines	WS Holdings Inc.	40%
Romania	Betty Ice SRL	100%
Romania	Betty Ice Distributie SRL*	100%
Sweden	Unilever Produktion AB	100%
United States of America	Ben & Jerry’s Franchising, Inc*	100%
United States of America	Yasso, Inc	100%
United States of America	Ben and Jerry’s Gift Card LLC*	100%
United States of America	Yasso Holdings, Inc., a Delaware corporation*	100%
United States of America	Ben & Jerry’s Homemade, Inc.*	100%
Venezuela	Unilever Andina Venezuela, S.A.	100%

*
Legal entities that are owned by Ice Cream dedicated entities.

22   Events after the balance sheet date
Where events occurring after the balance sheet date provide evidence of conditions that existed at the end of the reporting period, the impact of these events is adjusted within the financial statements. Otherwise, events after the balance sheet date of a material size or nature are disclosed below.
Incorporation of The Magnum Ice Cream Company
Subsequent to the balance sheet date, on 15 April 2025, The Magnum Ice Cream Company B.V. was incorporated as a private limited company (Besloten Vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands with its corporate seat in Amsterdam. The entity is intended to act as the future holding company of the Ice Cream Business in connection with the proposed Transaction. Shortly prior to the Transaction the entity will become The Magnum Ice Cream Company N.V., a public company with limited liability (Naamloze Vennootschap).
Subsequent to the balance sheet date, on 6 June 2025, the Ice Cream Business signed an agreement to sell its Venezuela business (2024 Revenue €12 million) to a third party with an expected completion date in July 2025.
For the year ended 31 December 2023 and 2022, the Ice Cream Business has evaluated the subsequent events up to the date of signing Unilever PLC’s accounts on 7 March 2024 and 1 March 2023 respectively. For the year ended 31 December 2024, the Ice Cream Business has evaluated the subsequent events through 10 June 2025, the date these financial statements were available for issuance. The Ice Cream Business has concluded that there are no other material events other than that noted above after the balance sheet dates which require disclosure as part of these financial statements. The Transaction is expected to conclude by the end of 2025.